UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02030622

NO ACT
P.E 1-8-2002
132-02345

DIVISION OF
CORPORATION FINANCE

March 18, 2002

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5306

Act 1934
Section
Rule 14A-8
Public Availability 3/18/2002

Re: Marriott International, Inc.
Incoming letter received January 8, 2002

Dear Mr. Mueller:

This is in response to your letter received January 8, 2002 concerning the shareholder proposal submitted to Marriott by the AFL-CIO. We also have received a letter from the proponent dated January 28, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Damon Silvers
Associate General Counsel
American Federation of Labor and Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, D.C. 20006

GIBSON, DUNN & CRUTCHER LLP

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500 (202) 467-0539 Fax
www.gibsondunn.com

January 7, 2001

(202) 955-8671 C 58129-00032

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of the American Federation of Labor and Congress of Industrial Organizations Reserve Fund. Securities Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Marriott International, Inc. (the "Company" or "Marriott"), to omit from its proxy statement and form of proxy for Marriott's 2002 Annual Meeting of Stockholders (collectively, the "2002 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from the American Federation of Labor and Congress of Industrial Organizations Reserve Fund (the "Proponent"). The Proposal requests that Marriott's Board of Directors create a committee of independent directors to prepare a report on what the Proposal suggests are risks of being associated with human rights abuses in Burma. The Proposal is attached hereto as Exhibit A.

On behalf of our client, we hereby notify the Division of Corporation Finance of Marriott's intention to exclude the Proposal from its 2002 Proxy Materials on the basis set forth below, and we respectfully request that the staff of the Division (the "Staff") concur in our view that the Proposal is excludable under Rule 14a-8(i)(5), because the Proposal relates to operations that are financially de minimis and are not otherwise significantly related to the Company's business, and under Rule 14a-8(i)(3), because the Proposal contains numerous false and misleading statements in violation of Rule 14a-9.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachment. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachment is being mailed on this date to the Proponent, informing it of Marriott's intention to omit the Proposal from the 2002 Proxy Materials. Marriott presently intends to file its definitive 2002 Proxy Materials on or after March 28, 2002. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before Marriott files its definitive materials and form of proxy with the Securities and Exchange Commission.

ANALYSIS

Background on the Company's Contacts with Burma

In March 1997, Marriott acquired substantially all of the outstanding common stock of Renaissance Hotel Group N.V., an operator and franchisor of approximately 150 hotels in 38 countries under the Renaissance, New World and Ramada International brands. As a result of that acquisition, Marriott acquired companies that had two management agreements related to hotels in Yangon (fka Rangoon), the largest city and nation's capital of Burma: one management agreement covering the Renaissance Inya Lake Yangon and another facility in the same complex, the Thamada Hotel Inya Lake, and another management agreement covering the Ramada Hotel Yangon International Airport. Marriott did not acquire ownership interests in the hotel properties that were under its subsidiaries' management. The management agreement held by one acquired subsidiary relating to the Ramada Hotel Yangon International Airport terminated in 2000. Thereafter, that hotel operated as a Ramada franchise until May 25, 2001, when the franchise agreement terminated. Currently, Marriott's only involvement in Burma results from a single management agreement.

Marriott has a strong commitment to protecting human rights. Marriott's Board of Directors has adopted a Statement of Public Policy which states, "Marriott supports and respects the protection of human rights within the company's sphere of influence and ensures that our business operations are not complicit in human rights abuses." Under this Statement of Public Policy, Marriott "supports and upholds the elimination of discriminatory practices with respect to employment and occupation; the elimination of all forms of forced and compulsory labor; [and] the effective abolition of child labor . . . ."

Marriott has informed us that it complies with the prohibitions on new investment in Burma imposed pursuant to federal law. In September 1996, Congress passed a statute imposing a set of mandatory and conditional sanctions on Burma.[1] As described by the U.S. Supreme Court, the federal Act has three substantive provisions, one of which "authorizes the President to prohibit 'United States persons' from making 'new investment' in Burma."[2] "'New investment' is defined as entry into a contract that would favor the 'economical development of resources located in Burma,' or would provide ownership interests in or benefits from such development, but the term specifically excludes (and thus excludes from any Presidential prohibition) 'entry into, performance of, or financing of a contract to sell or purchase goods, services, or technology.'"[3] It is relevant for these purposes to note that, in Crosby v. National Foreign Trade Council, the U.S. Supreme Court struck down a state law that restricted the authority of state agencies to do business with companies that conducted business in Burma, ruling that the federal Act preempted the state law and that the state law therefore was unconstitutional.

The Proposal May Be Excluded under Rule 14a-8(i)(5).

Rule 14a-8(i)(5) permits omission of a proposal which relates to operations which account for less than 5% of the Company's total assets at the end of its most recent fiscal year and for less than 5% of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the Company's business.

The Company's current operations in Burma are not significant economically within the meaning of Rule 14a-8(i)(5). As of December 31, 2000, Marriott's total assets were approximately $8.24 billion. The Company has confirmed that the value of its assets in Burma was and is less than 1% of its total assets. In fiscal year 2000, Marriott reported sales of $10.08 billion, and its net income was $479 million. Marriott has informed us that in 2000 its revenues

---

[1] Foreign Operations, Export Financing, and Related Programs Appropriations Act, 1997, § 570, 110 Stat. 3009-166 to 3009-167 (the "Act").

[2] Crosby v. National Foreign Trade Council, 530 U.S. 363, 369 (2000), citing § 570(b) of the Act. One of the other two substantive restrictions of the Act bans aid to the Burmese government, instructs U.S. representatives to international financial institutions to vote against loans or financial assistance to Burma, and prohibits entry visas to Burmese government officials, in each case with certain exceptions. The third substantive provision of the Act directs the President to work to develop a comprehensive, multilateral strategy to bring democracy to and improve human rights practices and the quality of life in Burma. 530 U.S. at 369.

[3] *Ibid.*, citing §570(f)(2) of the Act.

and earnings from the agreements covering hotels in Burma were less than 1% of its total sales and net income for the year, and that the Company has no reason to expect the relative financial insignificance of the hotels in Burma to change for 2001. Nor does the Proponent appear to dispute this, as the Proposal itself acknowledges "Marriott's small investment in Burma." The insignificant nature of the Company's business with Burma brings the Proposal squarely within the intent of Rule 14a-8(i)(5).

Furthermore, the Proposal is not otherwise significantly related to the Company's business in Burma. The Proposal is addressed to allegations that the Burmese government used forced labor and engaged in other human rights violations. However, from the time of the Company's acquisition of subsidiaries holding two management agreements on hotels in Burma and thereafter throughout the time that the Company's subsidiaries managed those properties, forced labor has not been used at the hotels. Because there is no evidence that the Company's operations in Burma have used forced or slave labor, there appears to be no connection between the Company's operations and the concern raised by the Proponent in the Proposal. This is demonstrated by the reports quoted in the Proposal. The Proposal's supporting statement refers to a 1998 U.S. Department of Labor report addressing "tourism development projects." That report primarily addresses the use of forced labor on infrastructure projects, such as the excavation of lakes and a moat and the construction of airports and roads. As reflected in the Proposal, the only reference in the report to the government's use of forced labor in connection with hotel projects relates to hotels and other tourist facilities that the government built in "remote areas" of the country, not to the two locations in the country's largest city where the Company managed hotels.[4] Likewise, a U.S. Department of State report quoted in the Proposal refers to the use of forced labor in connection with the construction of infrastructure.[5] None of the projects discussed in the reports involved the use of forced labor at the hotels which the Company has operated.

Even a proposal that may be "ethically significant in the abstract" may be omitted under Rule 14a-8(i)(5) if the proposal has "no meaningful relationship to the business" of a company. *Lovenheim v. Iroquois Brands*, 618 F.Supp. 554 (D.C.Dist. 1985). Such is the case with the

---

[4] The Department of Labor's discussion of the use of forced labor to support tourism development are set forth in three paragraphs in the 107 page report, see the text at notes 132-145, a copy of which is provided herewith.

[5] The Department of State report, a copy of which is provided herewith, details the use of forced labor to construct an international airport in Mandalay, to work on development of the city of Mrauk-Oo, and to develop "hill resort" in the town of Than Daung Gyi.

Proposal. Marriott does not support and is not involved with the reports of the Burmese government's use of forced labor. In this respect, Marriott's situation is similar to that which existed with respect to a similar proposal presented to PepsiCo, Inc., which the Staff concurred could be omitted from that company's proxy statement (avail. Feb. 14, 1994). In that letter, PepsiCo, Inc. reasoned, "There is simply no connection between selling soft drinks and the alleged violations of human rights by the government of Burma." Similarly, here, there is no connection between the Company's involvement with operating hotels in Burma and reports of the government's use of forced labor. *See also, BellSouth Corp.* (avail. Feb. 19, 1998) (proposal requesting company to adopt policies to ensure that it does not deal in goods or services produced by forced or slave labor in China may be omitted, in light of company's representation that none of its operations use products or services produced by forced or slave labor). Marriott's situation therefore is distinguishable from no-action letters alleging that a company's operations benefited directly from the government's use of forced labor. *See, e.g., Halliburton Co.* (avail. Feb. 26, 2001) (European subsidiary of the company participated in constructing a pipeline on which forced labor was reportedly used). Because there is no connection between the subject of the Proposal and the Company's operations and those operations have no economic significance within the meaning of Rule 14a-8(i)(5), the Proposal is not "otherwise significantly related to" the Company's business within the meaning of the rule.

We recognize that in interpreting Rule 14a-8(i)(5) the Staff has indicated that, in the absence of economic significance, a proponent may be able to demonstrate significance supplementally: "[f]or example, the proponent could provide information that indicated a particular corporate policy, which arguably affects an economically insignificant portion of the issuer's business, may have a significant impact on other segments of the issuer's business or subject the issuer to significant contingent liabilities."[6] Under these standards, we do not believe that the Proposal is otherwise significantly related to the Company's business. With respect to the significance of the Company's operations, the Company has stated that it is in compliance with the only manifestation of federal government policy regarding business operations in Burma, which are those embodied in the Foreign Operations, Export Financing, and Related Programs Appropriations Act, discussed at the beginning of this letter. As described by the U.S. Supreme Court:

> Congress manifestly intended to limit economic pressure against the Burmese Government to a specific range. The federal Act confines its reach to United States persons, § 570(b), imposes limited immediate sanctions, § 570(a), places only a conditional ban on a carefully defined area of "new investment," § 570(f)(2), and

---

6 Exchange Act Rel. No. 19135 (Oct. 14, 1982).

> pointedly exempts contracts to sell or purchase goods, services, or technology, § 570(f)(2). These detailed provisions show that Congress's calibrated Burma policy is a deliberate effort "to steer a middle path." 530 U.S. 363 at 377-78.

We believe that, in the delicate arena of international diplomatic relations, the political significance of a particular policy is measured by the official acts of the federal government. We believe that the Company's current policy, which as discussed above "supports and respects the protection of human rights within the company's sphere of influence and ensures that our business operations are not complicit in human rights abuses," does not implicate significant policy issues under this carefully calibrated Congressional standard.

The Proposal May Be Excluded Under Rule 14a-8(i)(3).

Pursuant to Rule 14a-8(i)(3), the Proposal may be excluded because it is based upon materially false and misleading statements and innuendo, in contravention of the proxy rules. As an initial matter, the Proposal states that "[a]ccording to the American Hotel and Lodging Association, Marriott operates and/or franchises two hotels in Burma, the Renaissance Inya Lake Yangon and the Ramada Hotel Yangon International Airport." The basis for the Proponent's attribution is unknown and not readily ascertainable. A search of the website administered by the American Hotel & Lodging Association on December 29, 2001 and January 7, 2002, revealed no support for this statement. Regardless, as noted above, the Company no longer either operates or franchises the Ramada Hotel Yangon International Airport. A shareholder should not be able to rely on a third party report, even if it can be substantiated, to support underlying facts that are not accurate at the time the shareholder makes them.

Moreover, the proposal is false and misleading because it is premised on a false and speculative assumption: that the Company's shareholders face risks from a purported association with human rights abuses in Burma. The proposal thus presupposes that the Company is "associated with" human rights abuses in Burma, although (in contrast to other companies which have operated in Burma and which have faced similar shareholder proposals) the Proposal does not cite any U.S. government report indicating that forced labor has been used at sites while the Company managed those properties. The Proposal also presupposes that there are risks to the Company's stockholders from the Company's limited involvement with Burma, when in fact, as discussed above, the Proponent has not been able to identify any such risks that the Company faces.

The Note to Rule 14a-9 states that "misleading" materials include "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Unfounded assertions and inflammatory statements representing the unsubstantiated personal opinion of a shareholder have long been viewed as excludable under this provision. *See Philip Morris Companies Inc.* (avail. Feb. 7, 1991) (proposal implying that company "advocates or encourages bigotry and hate" excludable under former Rule 14a-8(c)(3)); *Detroit Edison Co.* (avail. March 4, 1983) (statements implying company engaged in improper "circumvention of . . . regulation" and "obstruction of justice" without factual foundation provided a basis for excluding the proposal under former Rule 14a-8(c)(3)).

The Proposal recites a number of reports on the alleged use by the Burmese government of forced labor in the development of hotels not associated with the Company's operations in Burma, and in other infrastructure for the tourism industry. For example, to support the assertion that "numerous reports link the use of forced labor in Burma to the development of the tourism industry", the Proposal cites a 1998 report by the U.S. Department of Labor, stating that "many hotels and other tourists facilities which the Government of Burma has built in more remote areas were also reportedly built with forced labor." These statements have no relevance to Marriott's operations in Burma as the two locations in Burma where Marriott is linked to hotels are both in the Yangon area, the capital and largest city in Burma, not in "remote areas" of the country. These "guilt-by association" quotes from reports that have no direct relation to the Company's operations are precisely the types of misleading indirect attempts to impugn the Company's reputation which are prohibited by Rule 14a-9.

The Proposal also presents the Proponent's opinion as though it was a statement of fact. Specifically, the Proposal states:

> "[B]y operating in Burma, our Company may run the significant risk that the Marriott brand name may be associated with human rights abuses of the military regime, damaging the Company's most important asset." (Paragraph 5)

Presentation of an opinion in factual form is clearly misleading and impermissible under Rule 14a-9. Nevertheless, the Proponent provides no factual support for these claims and fails to qualify these statements with language indicating that they represent the Proponent's personal opinions.

Because the very premise of the Proposal is unsubstantiated and instead relies on innuendo and indirect attempts to impugn the Company and because the Proposal contains a number of other false and misleading statements, we believe that the Proposal is excludable under Rule 14a-8(i)(3). In Staff Legal Bulletin No. 14 ("SLB 14"), published on July 13, 2001, the Staff stated that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance . . . is not beneficial to all participants in the [shareholder proposal] process and diverts resources away from analyzing core issues arising under rule 14a-8." Because of the number and pervasiveness of false and misleading statements in the Proposal, we believe that under SLB 14 the entire Proposal is properly excludable.

***

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (202) 955-8671, or Dorothy M. Ingalls, Marriott's Corporate Secretary and Senior Counsel, at (301) 380-8999, if we can be of any further assistance in this matter.

Sincerely,

Ronald O. Mueller

Attachments

cc: American Federation of Labor and Congress of Industrial Organizations Reserve Fund

ROM/eai

70196147_2.DOC

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
http://www.aflcio.org

January 28, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by Marriott International, Inc. to omit shareholder proposal submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFL-CIO Reserve Fund (the "Fund") submitted a non-binding shareholder proposal (the "Proposal") to Marriott International, Inc. ("Marriott" or the "Company"). The Proposal asks Marriott to report to shareholders on the risks of operating and/or franchising hotels in Burma, including possible risks to Marriott's brand name resulting from association from human rights abuses in Burma.

In a letter to the Commission dated January 7, 2002, Marriott stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2002 annual meeting of shareholders and sought assurance from the Staff that no enforcement action would be taken as a result of such exclusion. Marriott argues that the Proposal may be excluded pursuant to Rule 14a-8(i)(5), which permits exclusion of proposals dealing with topics that are economically insignificant to a company, because the Company's operations in Burma account for less than 1% of its total sales and net income in fiscal year 2000. Marriott also contends that the Proposal is false or misleading and thus excludable under Rule 14a-8(i)(3).

Relevance

Rule 14a-8(i)(5) allows a company to omit a proposal relating to operations that account for less than 5% of the company's total assets at the end of its most recent fiscal year and for less than 5% of its net earnings and gross sales for its most recent fiscal year, unless the proposal is "otherwise significantly related" to the company's business. Marriott asserts that its operations in Burma accounted for less than 1% of its total assets at December 31, 2000 and generated less than 1% of its income and revenues in fiscal year 2000. The Fund has no reason to dispute this assertion.

However, the subject matter of the Proposal—the risks to Marriott from doing business in Burma—is otherwise significantly related to Marriott's business. A proposal may be "otherwise significantly related" if the proposal has ethical or social significance and some relationship to the company's business. Lovenheim v. Iroquois Brands, Ltd., 618 F. Supp. 554 (D.D.C. 1985).

Burma is ruled by a brutal military dictatorship that has made the nation an international pariah and has brought condemnation from the U.S. State Department, Amnesty International, and the International Labor Organization, among others. Burma's rulers have engaged in egregious human rights abuses, including extrajudicial executions, torture, forced labor and forced relocations.

Freedom House, a non-partisan organization that ranks nations according to the degree of political and economic freedom enjoyed by its citizens, has given Burma the worst rankings for political rights and civil liberties every year except one since the 1983-84 survey. In the most recent survey, in which Burma was again assigned a "not free" rating, Freedom House stated, "Two years after the Association of Southeast Asian Nations (ASEAN) admitted Burma and claimed that the move would encourage the ruling junta to improve its human rights record, in 1999 the military showed no signs of easing its harassment of dissidents or its abuses against ordinary civilians."

To pressure the Burmese government to change, the U.S. government in 1997 put in place economic sanctions designed to prevent further investment in Burma. Dissidents inside Burma, including the country's democratically elected leader Aung San Suu Kyi, had pressed for such sanctions. Many U.S. companies, including Texaco, Atlantic Richfield and Best Western International, have voluntarily withdrawn from Burma, citing political instability and human rights issues. The fact that a company continues to do business in Burma may attract media attention, as shown by an October 2000 Wall Street Journal article which focused on the Burma operations of a Halliburton Company subsidiary.

Marriott argues that the Proposal is not otherwise significantly related to Marriott's business because the Burmese government does not own any economic interest in any Burmese hotel operated or franchised by Marriott, nor has the Burmese government developed infrastructure for any Marriott hotel. As a result, Marriott urges, it is clear that Marriott has not benefited from forced or slave labor. Marriott's reading of the otherwise significantly related standard is far too narrow.

Although some prior proposals regarding companies' Burmese operations have indeed involved situations where the Burmese government used slave labor in connection with company projects or stood to benefit economically from the company's operations, those are simply the most egregious cases. Such a connection is not required for a proposal to be otherwise significantly related to a company's business. See Halliburton Corporation (available Feb. 26, 2001) (Staff denied no-action request; company had argued that exclusion of proposal seeking report on risks of operating in Burma was appropriate under Rule 14a-8(i)(5) because the company did not benefit from forced or slave labor in Burma); Oracle Corporation (available Aug. 15, 2000) (Staff rejected company's argument that proposal seeking activity on certain human rights principles was not otherwise significantly related to company's business; company had argued that it did not manufacture in China and that the possibility of adverse publicity was insufficient to prevent exclusion).

The Proposal seeks to assess the risks associated with Marriott's business presence in Burma. Such risks could include harm to Marriott's brand name, the financial effects of a consumer boycott and the possible divestment by institutional investors of Marriott's stock in an effort to avoid entanglement in Burma. These types of risks arise when the public perceives that a company like Marriott is supporting—even indirectly—a repressive regime like the Burmese dictatorship.

These threats are real. Institutional investors have divested from companies like Total Petroleum and Texaco because of their Burma ties, and numerous states and municipalities had enacted selective purchasing laws aimed at companies doing business in Burma until such laws were invalidated by the U.S. Supreme Court. The Free Burma Coalition has announced a nationwide boycott of Marriott. Earlier, in the 1970s and 1980s, similar actions were taken against companies that did business with South Africa.

Although Marriott may not have benefited from forced or slave labor, the presence of its hotel in Burma indirectly assists the Burmese government. According to the Burma Campaign UK (see www.burmacampaign.org.uk action_holiday.html), the tourism industry and visiting tourists help sustain the Burmese government by providing it with foreign currency. Individual tourists are required to exchange $200 when they enter Burma, and many "dollar only" retail establishments are fully or jointly owned by the Burmese government or associates. The web site states, "A regime that was weak and bankrupt in 1988 has used foreign investment and hard foreign currency throughout the 1990s to double the size of its military and strengthen its grip on power." Both the National League for Democracy and the exiled Coalition Government of the Union of Burma have asked tourists not to visit Burma for these reasons, and the Burma Campaign UK and Tourism Concerns have launched a boycott of the "Lonely Planet" travel book publisher because it publishes a guide to Burma.

Also, consumers may not distinguish between the tourist sites in Burma at which forced or slave labor has been used, and those on which such labor has not been used. Because significant publicity has highlighted the human rights abuses associated with the development of tourist facilities, consumers may assume, without investigating further, that all hotels and similar sites may be tainted.

In sum, Marriott does not dispute that it does business in Burma. As such, Marriott may be perceived by the traveling public as providing support to the Burmese dictatorship by facilitating tourism and the hard currency that industry makes available. The Fund is concerned that such a perception could harm Marriott's reputation and ultimately affect the Company's financial performance. The Proposal is thus "otherwise significantly related" to Marriott's business, and is not excludable pursuant to Rule 14a-8(i)(5).

False or Misleading Statements

Rule 14a-8(i)(3) allows a company to exclude a proposal that violates any of the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements. Marriott raises several issues under this exclusion.

Initially, Marriott asserts that it operates or franchises one, rather than two, hotels in Burma. According to Marriott, it no longer either operates or franchises the Ramada Hotel Yangon International Airport. The Fund accepts Marriott's representation and will revise the Proposal accordingly. Marriott also seeks clarification regarding the source of the information regarding Marriott's Burma hotel. The 2001 Directory of Hotel and Motel Companies, published by the American Hotel and Lodging Association (the most recent edition available), supports the Proposal's assertions, and the Fund will cite it if the Staff deems it necessary.

Second, Marriott objects that the Proposal falsely implies that Marriott is "associated with" human rights abuses in Burma. Nowhere does the Proposal state that Marriott has been involved in or benefited from slave or forced labor at any of its hotel sites. The Proposal could not be clearer in its focus on the potential reputational harm and ensuing financial damage from consumer perception that Marriott's brand name has become associated with the brutal Burmese government. As discussed above, such a perception may arise even though the benefits gained from tourism by the Burmese government are not as dramatic as the use of forced or slave labor.

Third, Marriott attacks the citations in the supporting statement to reports regarding the use of forced or slave labor in connection with tourism development in Burma, urging that these are not relevant to Marriott because the sites in question were not Marriott hotels. As described above, the association between tourism and human rights abuses, which has been well-documented, is relevant to the Fund's argument that operating in Burma presents reputational and financial risks for Marriott, even if Marriott has not itself been implicated in human rights abuses.

Finally, Marriott characterizes as opinion the statement that "[B]y operating in Burma, our Company may run the significant risk that the Marriott brand name may be associated with human rights abuses of the military regime, damaging the Company's most important asset." The remainder of the supporting statement makes amply clear that this statement is the Fund's opinion. However, if the Staff believes it necessary, the Fund does not object to qualifying the above statement as its opinion.

I would be pleased to be of further assistance to the Staff in this matter. If you have any questions or need additional information, please do not hesitate to call me at (202) 637-3953.

Very truly yours,

Damon Silvers
Associate General Counsel

cc: Ronald Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Fax # 202-467-0539

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 18, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Marriott International, Inc.
Incoming letter received January 8, 2002

The proposal urges the board of directors to create a committee of independent directors to prepare a report "describing the risks to shareholders of operating and/or franchising hotels in Burma, including possible risks to Marriott's brand name resulting from association with human rights abuses in Burma."

We are unable to concur in your view that Marriott may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- revise the statement that begins "According to the ..." and ends "... Yangon International Airport" to delete the reference to the Ramada Hotel Yangon International Airport and to provide an accurate citation to a specific source; and

- recast the sentence that begins "However, by operating in Burma ..." and ends "... most important asset" as the proponent's opinion.

Accordingly, unless the proponent provides Marriott with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Marriott omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Marriott may exclude the proposal under rule 14a-8(i)(5). That provision permits the omission of a proposal if it relates to operations which account for less than 5% of the registrant's total assets, net earnings, and gross sales, and is not otherwise significantly related to the registrant's business. We are of the view that the proposal is "otherwise significantly related" to Marriott's business. Accordingly, we do not believe that Marriott may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

Sincerely,

Lillian K. Cummins

Lillian K. Cummins
Attorney-Advisor

Supporting Materials Filed by
Gibson, Dunn & Crutcher LLP
on behalf of
Marriott International, Inc.

Relating to the Shareholder Proposal
of the American Federation of Labor and
Congress of Industrial Organizations
Reserve Fund

January 4, 2002

Recd 11/8/01 JBS

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
http://www.aflcio.org

November 7, 2001

(1)

Marriott International, Inc.
Department 52/862
Marriott Drive, Washington, D.C. 20058
Attention: Corporate Secretary

Dear Sir or Madam:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2001 proxy statement of Marriott International, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2002 annual meeting of shareholders (the "Annual Meeting"). The Fund is the beneficial owner of 200 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Dieter Waizenegger at (202) 637-3913.

Sincerely,

Richard L. Trumka

Richard Trumka
Secretary-Treasurer

RESOLVED: The shareholders of Marriott International, Inc. ("Marriott" or the "Company") urge the Board of Directors to create a committee of independent directors to prepare a report at reasonable expense describing the risks to shareholders of operating and/or franchising hotels in Burma, including possible risks to Marriott's brand name resulting from association with human rights abuses in Burma.

SUPPORTING STATEMENT

According to the American Hotel and Lodging Association, Marriott operates and/or franchises two hotels in Burma, the Renaissance Inya Lake Yangon and the Ramada Hotel Yangon International Airport.

Burma has been ruled for over a decade by a military dictatorship widely condemned for human rights abuses. The U.S. government has banned new investment in Burma, and many U.S. companies have voluntarily withdrawn from the country. The United Nations, the U.S. Department of Labor, the International Labor Organization and various human rights groups have published reports on forced labor and other human rights violations in Burma.

In addition, numerous reports link the use of forced labor in Burma to the development of the tourism industry, one of the few sources of foreign exchange for the military regime. According to a 1998 report by the U.S. Department of Labor, "there have been numerous allegations since 1994 that the Government of Burma has forced many thousands of people to contribute their labor to tourism development projects. Many hotels and other tourists facilities which the Government of Burma has built in more remote areas were also reportedly built with forced labor." In February 2001, the U.S. Department of State also noted that there are "reports that the Government used forced labor to construct infrastructure to support tourism."

One of Marriott's most valuable assets is the Marriott brand name. According to the Company's 1999 annual report, "The Marriott business model is focused not on bricks and mortar, but rather on building the value of our brands." However, by operating in Burma, our Company may run the significant risk that the Marriott brand name may be associated with human rights abuses of the military regime, damaging the Company's most important asset. Indeed, Marriott is now subject to a nationwide boycott in the United States by the Free Burma Coalition, a coalition of student groups.

In 2000, Best Western International, one of the world's largest hotel brand companies, announced that it was withdrawing from Burma, removing its brand name from a hotel in Yangon. Best Western told reporters that the hotel would "not operate as a Best Western Hotel until the political and social situation in [Burma] has stabilized," and ruled out sublicensing any new hotels in Burma until "civil rights" issues were solved.

Given Marriott's small investment in Burma, we are deeply concerned that the potential benefits of operating in Burma may be outweighed by significant risks to the Marriott brand name. Accordingly, we believe an assessment of the risks by a committee of independent directors is necessary.

We urge you to vote FOR this resolution.

2

Supreme Court of the United States

Stephen P. **CROSBY**, Secretary Of Administration and Finance of Massachusetts, et al., Petitioners,
v.
NATIONAL FOREIGN TRADE COUNCIL.

No. 99-474.

Argued March 22, 2000.
Decided June 19, 2000.

Nonprofit corporation representing member companies that engaged in foreign trade sought declaratory and injunctive relief against two Massachusetts officials, challenging constitutionality of the Massachusetts Burma Law, which restricted the ability of Massachusetts and its agencies to purchase goods or services from companies that did business with Burma (Myanmar). Summary judgment for plaintiff was granted by the United States District Court for the District of Massachusetts, 26 F.Supp.2d 287. The United States Court of Appeals for the First Circuit, 181 F.3d 38, Lynch, Circuit Judge, affirmed, and state petitioned for certiorari. The Supreme Court, Justice Souter, held that Massachusetts law was invalid under the Supremacy Clause.

Affirmed.

Justice Scalia filed opinion concurring in the judgment in which Justice Thomas joined.

West Headnotes

[1] States 18.3
360k18.3

Congress has the power to preempt state law. U.S.C.A. Const. Art. 6, cl. 2.

[2] States 18.5
360k18.5

[2] States 18.7
360k18.7

Even without an express preemption provision, state law must yield to a congressional Act if Congress intends to occupy the field, or to the extent of any conflict with a federal statute. U.S.C.A. Const. Art. 6, cl. 2.

[3] States 18.5
360k18.5

Court will find preemption where it is impossible for a private party to comply with both state and federal law and where the state law is an obstacle to the accomplishment and execution of Congress's full purposes and objectives; what is a sufficient obstacle is determined by examining the federal statute and identifying its purpose and intended effects. U.S.C.A. Const. Art. 6, cl. 2.

[4] States 18.43
360k18.43

[4] States 100
360k100

Massachusetts law restricting authority of its agencies to purchase goods or services from companies doing business with Burma (Myanmar) was invalid under the Supremacy Clause; state law undermined the intended purpose and "natural effect" of provisions of federal Act delegating effective discretion to the President to control economic sanctions against Burma, limiting sanctions solely to United States persons and new investment, and directing the President to proceed diplomatically in developing a comprehensive, multilateral strategy towards Burma. U.S.C.A. Const. Art. 6, cl. 2; M.G.L.A. c. 7, §§ 22G -22M; Omnibus Consolidated Appropriations Act, 1997, § 101(c), Sec. 570, 110 Stat. 3009.

****2289** *Syllabus* [FN*]

FN* The syllabus constitutes no part of the opinion of the Court but has been prepared by the Reporter of Decisions for the convenience of the reader. See *United States v. Detroit Timber & Lumber Co.*, 200 U.S. 321, 337, 26 S.Ct. 282, 50 L.Ed. 499.

***363** In 1996, Massachusetts passed a law barring state entities from buying goods or services from companies doing business with Burma. Subsequently, Congress imposed mandatory and conditional sanctions on Burma. Respondent (hereinafter Council), which has several members affected by the state Act, filed suit against petitioner state officials (hereinafter State) in federal court, claiming that the state Act unconstitutionally infringes on the federal foreign affairs power, violates the Foreign Commerce Clause, and is preempted by the federal Act. The District Court permanently enjoined the state Act's enforcement, and the First Circuit affirmed.

Held: The state Act is preempted, and its application unconstitutional, under the Supremacy Clause. Pp. 2293-2302.

(a) Even without an express preemption provision, state law must yield to a congressional Act if Congress intends to occupy the field, *California v. ARC America Corp.*, 490 U.S. 93, 100, 109 S.Ct. 1661, 104 L.Ed.2d 86, or to the extent of any conflict with a federal statute, *Hines v. Davidowitz*, 312 U.S. 52, 66-67, 61 S.Ct. 399, 85 L.Ed. 581. This Court will find preemption where it is impossible for a private party to comply with both state and federal law and where the state law is an obstacle to the accomplishment and execution of Congress's full purposes and objectives. What is a sufficient obstacle is determined by examining the federal statute and identifying its purpose and intended effects. Here, the state Act is such an obstacle, for it undermines the intended purpose and natural effect of at least three federal Act provisions. Pp. 2293-2294.

(b) First, the state Act is an obstacle to the federal Act's delegation of discretion to the President to control economic sanctions against Burma. Although Congress put initial sanctions in place, it authorized the President to terminate the measures upon certifying that Burma has made progress in human rights and democracy, to impose new sanctions upon findings of repression, and, most importantly, to suspend sanctions in the interest of national security. Within the sphere defined by Congress, the statute has given the President as much discretion to exercise economic leverage against Burma, with an eye toward national security, ***364** as law permits. The plenitude of Executive authority controls the preemption issue here. The President has the authority not merely to make a political statement but to achieve a political result, and the fullness of his authority shows the importance in the congressional mind of reaching that result. It is implausible to think that Congress would have gone to such lengths to empower the President had it been willing to compromise his effectiveness by allowing state or local ordinances to blunt the consequences of his actions. Yet this is exactly what the state Act does. Its sanctions are immediate and perpetual, there being no termination provision. This unyielding application undermines the President's authority by leaving him with less economic and diplomatic leverage than the federal Act permits. Pp. 2295-2296.

(c) Second, the state Act interferes with Congress's intention to limit economic pressure against the Burmese Government to a specific range. The state Act stands in clear contrast to the federal Act. It prohibits some contracts permitted by the federal Act, affects more investment than ****2290** the federal Act, and reaches foreign and domestic companies while the federal Act confines its reach to United States persons. It thus conflicts with the federal law by penalizing individuals and conduct that Congress has explicitly exempted or excluded from sanctions. That the two Acts have a common end hardly neutralizes the conflicting means, and the fact that some companies may be able to comply with both sets of sanctions does not mean the state Act is not at odds with achievement of the congressional decision about the right calibration of force. Pp. 2296-2298.

(d) Finally, the state Act is at odds with the President's authority to speak for the United States among the world's nations to develop a comprehensive, multilateral Burma strategy. Congress called for Presidential cooperation with other countries in developing such a strategy, directed the President to encourage a dialogue between the Burmese Government and the democratic opposition, and required him to report to Congress on these efforts. This delegation of power, like that over economic sanctions, invested the President with the maximum authority of the National Government. The state Act undermines the President's capacity for effective diplomacy. In response to its passage, foreign governments have filed formal protests with the National Government and lodged formal complaints against the United States in the World Trade Organization. The Executive has consistently represented that the state Act has complicated its dealing with foreign sovereigns and proven an impediment to accomplishing the objectives assigned it by Congress. In this case, the positions of foreign governments and the Executive are competent and direct evidence of the state Act's frustration ***365** of congressional objectives. *Barclays Bank PLC v. Franchise Tax Bd. of Cal.*, 512 U.S. 298, 114 S.Ct. 2268, 129 L.Ed.2d 244, distinguished. Pp. 2298-2301.

(e) The State's remaining argument--that Congress's failure to preempt state and local sanctions demonstrates implicit permission--is unavailing. The existence of a conflict cognizable under the Supremacy Clause does not depend on express congressional recognition that federal and state law may conflict, and a failure to provide for preemption expressly may reflect nothing more than the settled character of implied preemption that courts will dependably apply. Pp. 2301-2302.

181 F.3d 38, affirmed.

SOUTER, J., delivered the opinion of the Court, in which REHNQUIST, C. J., and STEVENS, O'CONNOR, KENNEDY, GINSBURG, and BREYER, JJ., joined. SCALIA, J., filed an opinion concurring in the judgment, in which THOMAS, J., joined.

Thomas A. Barnico, Boston, MA, for petitioners.

Timothy B. Dyk, Washington, DC, for respondent.

Seth P. Waxman, Washington, DC, for United States as amicus curiae, by special leave of the Court supporting affirmance.

For U.S. Supreme Court Briefs See:

2000 WL 272027 (Reply.Brief)

2000 WL 193325 (Resp.Brief)

2000 WL 35850 (Pet.Brief)

2000 WL 194807 (Amicus.Brief)

2000 WL 194806 (Amicus.Brief)

2000 WL 194805 (Amicus.Brief)

2000 WL 177176 (Amicus.Brief)

2000 WL 177175 (Amicus.Brief)

2000 WL 177174 (Amicus.Brief)

2000 WL 177173 (Amicus.Brief)

2000 WL 38826 (Amicus.Brief)

2000 WL 35838 (Amicus.Brief)

2000 WL 35778 (Amicus.Brief)

2000 WL 27691 (Amicus.Brief)

2000 WL 27690 (Amicus.Brief)

2000 WL 27689 (Amicus.Brief)

For Transcript of Oral Argument See:

2000 WL 311140 (U.S.Oral.Arg.)

***366** Justice SOUTER delivered the opinion of the Court.

The issue is whether the Burma law of the Commonwealth of Massachusetts, restricting the authority of its agencies to purchase goods or services from companies doing business with Burma, [FN1] is invalid ****2291** under the Supremacy Clause of the National Constitution owing to its threat of frustrating federal statutory objectives. We hold that it is.

FN1. The Court of Appeals noted that the ruling military government of "Burma changed [the country's] name to Myanmar in 1989," but the court then said it would use the name Burma since both parties and *amici curiae*, the state law, and the federal law all do so. *National Foreign Trade Council v. Natsios*, 181 F.3d 38, 45, n. 1 (C.A.1 1999). We follow suit, noting that our use of this term, like the First Circuit's, is not intended to express any political view. See *ibid.*

I

In June 1996, Massachusetts adopted "An Act Regulating State Contracts with Companies Doing Business with or in ***367** Burma (Myanmar)," 1996 Mass. Acts 239, ch. 130 (codified at Mass. Gen. Laws §§ 7:22G-7:22M, 40 F. 1/2 (1997)). The statute generally bars state entities from buying goods or services from any person (defined to include a business organization) identified on a "restricted purchase list" of those doing business with Burma. § § 7:22H(a), 7:22J. Although the statute has no general provision for waiver or termination of its ban, it does exempt from boycott any entities present in Burma solely to report the news, § 7:22H(e), or to provide international telecommunication goods or services, *ibid.*, or medical supplies, § 7:22I.

" 'Doing business with Burma' " is defined broadly to cover any person

"(a) having a principal place of business, place of

incorporation or its corporate headquarters in Burma (Myanmar) or having any operations, leases, franchises, majority-owned subsidiaries, distribution agreements, or any other similar agreements in Burma (Myanmar), or being the majority-owned subsidiary, licensee or franchise of such a person;

"(b) providing financial services to the government of Burma (Myanmar), including providing direct loans, underwriting government securities, providing any consulting advice or assistance, providing brokerage services, acting as a trustee or escrow agent, or otherwise acting as an agent pursuant to a contractual agreement;

"(c) promoting the importation or sale of gems, timber, oil, gas or other related products, commerce in which is largely controlled by the government of Burma (Myanmar), from Burma (Myanmar);

"(d) providing any goods or services to the government of Burma (Myanmar)." § 7:22G.

There are three exceptions to the ban: (1) if the procurement is essential, and without the restricted bid, there would be no bids or insufficient competition, § 7:22H(b); (2) if the ***368** procurement is of medical supplies, § 7:22I; and (3) if the procurement efforts elicit no "comparable low bid or offer" by a person not doing business with Burma, § 7:22H(d), meaning an offer that is no more than 10 percent greater than the restricted bid, § 7:22G. To enforce the ban, the Act requires petitioner Secretary of Administration and Finance to maintain a "restricted purchase list" of all firms "doing business with Burma," [FN2] § 7:22J.

FN2. According to the District Court, companies may challenge their inclusion on the list by submitting an affidavit stating that they do no business with Burma. *National Foreign Trade Council v. Baker,* 26 F.Supp.2d 287, 289 (D.Mass.1998). The Massachusetts Executive Office's Operational Services Division makes a final determination. *Ibid.*

In September 1996, three months after the Massachusetts law was enacted, Congress passed a statute imposing a set of mandatory and conditional sanctions on Burma. See Foreign Operations, Export Financing, and Related Programs Appropriations Act, 1997, § 570, 110 Stat. 3009-166 to 3009-167 (enacted by the Omnibus Consolidated Appropriations Act, 1997, § 101(c), 110 Stat. 3009-121 to 3009-172). The federal Act has five basic parts, three substantive and two procedural.

First, it imposes three sanctions directly on Burma. It bans all aid to the Burmese Government except for humanitarian assistance, counternarcotics efforts, and promotion of human rights and democracy. § 570(a)(1). The statute instructs United ****2292** States representatives to international financial institutions to vote against loans or other assistance to or for Burma, § 570(a)(2), and it provides that no entry visa shall be issued to any Burmese government official unless required by treaty or to staff the Burmese mission to the United Nations, § 570(a)(3). These restrictions are to remain in effect "[u]ntil such time as the President determines and certifies to Congress that Burma has made measurable and substantial progress in improving human rights practices and implementing democratic government." § 570(a).

***369** Second, the federal Act authorizes the President to impose further sanctions subject to certain conditions. He may prohibit "United States persons" from "new investment" in Burma, and shall do so if he determines and certifies to Congress that the Burmese Government has physically harmed, rearrested, or exiled Daw Aung San Suu Kyi (the opposition leader selected to receive the Nobel Peace Prize), or has committed "large-scale repression of or violence against the Democratic opposition." § 570(b). "New investment" is defined as entry into a contract that would favor the "economical development of resources located in Burma," or would provide ownership interests in or benefits from such development, § 570(f)(2), but the term specifically excludes (and thus excludes from any Presidential prohibition) "entry into, performance of, or financing of a contract to sell or purchase goods, services, or technology," *ibid.*

Third, the statute directs the President to work to develop "a comprehensive, multilateral strategy to bring democracy to and improve human rights practices and the quality of life in Burma." § 570(c). He is instructed to cooperate with members of the Association of Southeast Asian Nations (ASEAN) and with other countries having major trade and investment interests in Burma to devise such an approach, and to pursue the additional objective of fostering dialogue between the ruling State Law and Order Restoration Council (SLORC) and democratic opposition groups. *Ibid.*

As for the procedural provisions of the federal

statute, the fourth section requires the President to report periodically to certain congressional committee chairmen on the progress toward democratization and better living conditions in Burma as well as on the development of the required strategy. § 570(d). And the fifth part of the federal Act authorizes the President "to waive, temporarily or permanently, any sanction [under the federal Act] ... if he determines and certifies to Congress that the application of such sanction ***370** would be contrary to the national security interests of the United States." § 570(e).

On May 20, 1997, the President issued the Burma Executive Order, Exec. Order No. 13047, 3 CFR 202 (1997 Comp.). He certified for purposes of § 570(b) that the Government of Burma had "committed large-scale repression of the democratic opposition in Burma" and found that the Burmese Government's actions and policies constituted "an unusual and extraordinary threat to the national security and foreign policy of the United States," a threat characterized as a national emergency. The President then prohibited new investment in Burma "by United States persons," Exec. Order No. 13047, § 1, any approval or facilitation by a United States person of such new investment by foreign persons, § 2(a), and any transaction meant to evade or avoid the ban, § 2(b). The order generally incorporated the exceptions and exemptions addressed in the statute. § § 3, 4. Finally, the President delegated to the Secretary of State the tasks of working with ASEAN and other countries to develop a strategy for democracy, human rights, and the quality of life in Burma, and of making the required congressional reports. [FN3] § 5.

FN3. The President also delegated authority to implement the policy to the Secretary of the Treasury, in consultation with the Secretary of State. § 6. On May 21, 1998, the Secretary of the Treasury issued federal regulations implementing the President's Executive Order. See 31 CFR pt. 537 (Burmese Sanctions Regulations).

****2293 II**

Respondent National Foreign Trade Council (Council) is a nonprofit corporation representing companies engaged in foreign commerce; 34 of its members were on the Massachusetts restricted purchase list in 1998. *National Foreign Trade Council v. Natsios,* 181 F.3d 38, 48 (C.A.1 1999). Three withdrew from Burma after the passage of the state Act, and one member had its bid for a procurement contract increased by 10 percent under the provision of the state law ***371** allowing acceptance of a low bid from a listed bidder only if the next-to-lowest bid is more than 10 percent higher. *Ibid.*

In April 1998, the Council filed suit in the United States District Court for the District of Massachusetts, seeking declaratory and injunctive relief against the petitioner state officials charged with administering and enforcing the state Act (whom we will refer to simply as the State). [FN4] The Council argued that the state law unconstitutionally infringed on the federal foreign affairs power, violated the Foreign Commerce Clause, and was preempted by the federal Act. After detailed stipulations, briefing, and argument, the District Court permanently enjoined enforcement of the state Act, holding that it "unconstitutionally impinge[d] on the federal government's exclusive authority to regulate foreign affairs." *National Foreign Trade Council v. Baker,* 26 F.Supp.2d 287, 291 (D.Mass.1998).

FN4. One of the state offices changed incumbents twice during litigation before reaching this Court, see *National Foreign Trade Council v. Natsios,* 181 F.3d 38, 48, n. 4 (C.A.1 1999), and once more after we granted certiorari.

The United States Court of Appeals for the First Circuit affirmed on three independent grounds. 181 F.3d, at 45. It found the state Act unconstitutionally interfered with the foreign affairs power of the National Government under *Zschernig v. Miller,* 389 U.S. 429, 88 S.Ct. 664, 19 L.Ed.2d 683 (1968), see 181 F.3d, at 52-55; violated the dormant Foreign Commerce Clause, U.S. Const. Art. I, § 8, cl. 3, see 181 F.3d, at 61-71; and was preempted by the congressional Burma Act, see *id.,* at 71-77.

The State's petition for certiorari challenged the decision on all three grounds and asserted interests said to be shared by other state and local governments with similar measures. [FN5] Though opposing certiorari, the Council acknowledged the ***372** significance of the issues and the need to settle the constitutionality of such laws and regulations. Brief in Opposition 18-19. We granted certiorari to resolve these important questions, 528 U.S. 1018, 120 S.Ct. 525, 145 L.Ed.2d 407 (1999), and now affirm.

FN5. "At least nineteen municipal governments have enacted analogous laws restricting purchases from companies that do business in Burma." 181 F.3d, at 47; Pet. for Cert. 13 (citing N.Y.C. Admin. Code § 6- 115 (1999); Los Angeles Admin. Code, Art. 12, §§ 10.38 *et seq.* (1999); Philadelphia Code § 17-104(b) (1999); Vermont H.J. Res. 157 (1998); 1999 Vt. Laws No. 13).

III

[1][2][3] A fundamental principle of the Constitution is that Congress has the power to preempt state law. Art. VI, cl. 2; *Gibbons v. Ogden,* 9 Wheat. 1, 211, 6 L.Ed. 23 (1824); *Savage v. Jones,* 225 U.S. 501, 533, 32 S.Ct. 715, 56 L.Ed. 1182 (1912); *California v. ARC America Corp.,* 490 U.S. 93, 101, 109 S.Ct. 1661, 104 L.Ed.2d 86 (1989). Even without an express provision for preemption, we have found that state law must yield to a congressional Act in at least two circumstances. When Congress intends federal law to "occupy the field," state law in that area is preempted. *Id.,* at 100, 109 S.Ct. 1661; cf. *United States v. Locke,* 529 U.S. 89, ----, 120 S.Ct. 1135, 1151, 146 L.Ed.2d 69 (2000)(citing ****2294** *Charleston & Western Carolina R. Co. v. Varnville Furniture Co.,* 237 U.S. 597, 604, 35 S.Ct. 715, 59 L.Ed. 1137 (1915)). And even if Congress has not occupied the field, state law is naturally preempted to the extent of any conflict with a federal statute. [FN6] *Hines v. Davidowitz,* 312 U.S. 52, 66-67, 61 S.Ct. 399, 85 L.Ed. 581 (1941); *ARC America Corp., supra,* at 100-101, 109 S.Ct. 1661; *Locke, supra,* at ----, 120 S.Ct. at 1148. We will find preemption where it is impossible for a private party to comply with both state and federal law, see, *e.g., Florida Lime & Avocado Growers, Inc. v. *373 Paul,* 373 U.S. 132, 142-143, 83 S.Ct. 1210, 10 L.Ed.2d 248 (1963), and where "under the circumstances of [a] particular case, [the challenged state law] stands as an obstacle to the accomplishment and execution of the full purposes and objectives of Congress." *Hines, supra,* at 67, 61 S.Ct. 399. What is a sufficient obstacle is a matter of judgment, to be informed by examining the federal statute as a whole and identifying its purpose and intended effects:

FN6. We recognize, of course, that the categories of preemption are not "rigidly distinct." *English v. General Elec. Co.,* 496 U.S. 72, 79, n. 5, 110 S.Ct. 2270, 110 L.Ed.2d 65 (1990). Because a variety of state laws and regulations may conflict with a federal statute, whether because a private party cannot comply with both sets of provisions or because the objectives of the federal statute are frustrated, "field pre-emption may be understood as a species of conflict pre-emption." *id.,* at 79-80, n. 5, 110 S.Ct. 2270; see also *Gade v. National Solid Wastes Management Assn.,* 505 U.S. 88, 104, n. 2, 112 S.Ct. 2374, 120 L.Ed.2d 73 (1992) (quoting *English, supra*); 505 U.S., at 115-116, 112 S.Ct. 2374 (SOUTER, J., dissenting) (noting similarity between "purpose-conflict pre-emption" and pre-emption of a field, and citing L. Tribe, American Constitutional Law 486 (2d ed.1988)); 1 L. Tribe, American Constitutional Law 1177 (3d ed.2000) (noting that '*field* " preemption may fall into any of the categories of express, implied, or conflict preemption).

"For when the question is whether a Federal act overrides a state law, the entire scheme of the statute must of course be considered and that which needs must be implied is of no less force than that which is expressed. If the purpose of the act cannot otherwise be accomplished--if its operation within its chosen field else must be frustrated and its provisions be refused their natural effect--the state law must yield to the regulation of Congress within the sphere of its delegated power." *Savage, supra,* 533, 32 S.Ct. 715, quoted in *Hines, supra,* at 67, n. 20, 61 S.Ct. 399.

[4] Applying this standard, we see the state Burma law as an obstacle to the accomplishment of Congress's full objectives under the federal Act. [FN7] We find that the state law undermines the intended purpose and "natural effect" of at least three provisions of the federal Act, that is, its delegation of effective discretion to the President to control economic ***374** sanctions against Burma, its limitation of sanctions solely to United States persons and new investment, and its directive to the President to proceed diplomatically in developing a comprehensive, multilateral strategy towards Burma. [FN8]

FN7. The State concedes, as it must, that in addressing the subject of the federal Act, Congress has the power to preempt the state statute. See Reply Brief for Petitioners 2; Tr. of Oral Arg. 5-6.

We add that we have already rejected the argument that a State's "statutory scheme ... escapes pre-emption because it is an exercise of the State's spending power rather than its regulatory power." *Wisconsin Dept. of Industry v. Gould, Inc.,* 475 U.S. 282, 287, 106 S.Ct. 1057, 89 L.Ed.2d 223 (1986)

. In *Gould,* we found that a Wisconsin statute debarring repeat violators of the National Labor Relations Act, 29 U.S.C. § 151 *et seq.,* from contracting with the State was preempted because the state statute's additional enforcement mechanism conflicted with the federal Act. *Gould,* 475 U.S., at 288-289, 106 S.Ct. 1057. The fact that the State "ha[d] chosen to use its spending power rather than its police power" did not reduce the potential for conflict with the federal statute. *Ibid.*

FN8. We leave for another day a consideration in this context of a presumption against preemption. See *United States v. Locke,* 529 U.S. 89, ----, 120 S.Ct. 1135, 1147, 146 L.Ed.2d 69 (2000). Assuming, *arguendo,* that some presumption against preemption is appropriate, we conclude, based on our analysis below, that the state Act presents a sufficient obstacle to the full accomplishment of Congress's objectives under the federal Act to find it preempted. See *Hines v. Davidowitz,* 312 U.S. 52, 67, 61 S.Ct. 399, 85 L.Ed. 581 (1941).
Because our conclusion that the state Act conflicts with federal law is sufficient to affirm the judgment below, we decline to speak to field preemption as a separate issue, see n. 6, *supra,* or to pass on the First Circuit's rulings addressing the foreign affairs power or the dormant Foreign Commerce Clause. See *Ashwander v. TVA,* 297 U.S. 288, 346-347, 56 S.Ct. 466, 80 L.Ed. 688 (1936) (concurring opinion).

****2295 A**

First, Congress clearly intended the federal act to provide the President with flexible and effective authority over economic sanctions against Burma. Although Congress immediately put in place a set of initial sanctions (prohibiting bilateral aid, § 570(a)(1), support for international financial assistance, § 570(a)(2), and entry by Burmese officials into the United States, § 570(a)(3)), it authorized the President to terminate any and all of those measures upon determining and certifying that there had been progress in human rights and democracy in Burma. § 570(a). It invested the President with the further power to ban new investment by United States persons, dependent only on specific Presidential findings of repression in Burma. § 570(b). And, most significantly, Congress empowered the President "to waive, temporarily or permanently, any sanction [under the federal act] ... if he determines and certifies to Congress that the application of such sanction would be contrary to the national security interests of the United States." § 570(e).

375** This express investiture of the President with statutory authority to act for the United States in imposing sanctions with respect to the government of Burma, augmented by the flexibility [FN9]to respond to change by suspending sanctions in the interest of national security, recalls Justice Jackson's observation in *Youngstown Sheet & Tube Co. v. Sawyer,* 343 U.S. 579, 635, 72 S.Ct. 863, 96 L.Ed. 1153 (1952): "When the President acts pursuant to an express or implied authorization of Congress, his authority is at its maximum, for it includes all that he possesses in his own right plus all that Congress can delegate." See also *id.,* at 635-636, n. 2, 72 S.Ct. 863 (noting that the President's power in the area of foreign relations is least restricted by Congress and citing *United States v. Curtiss-Wright Export Corp.,* 299 U.S. 304, 57 S.Ct. 216, 81 L.Ed. 255 (1936)). Within the sphere defined by Congress, then, the statute has placed the President in a position with as much discretion to exercise economic leverage against Burma, with an eye toward national security, as our law will ***376** admit. And it is just this plenitude of Executive authority that we think controls the issue of preemption*2296** here. The President has been given this authority not merely to make a political statement but to achieve a political result, and the fullness of his authority shows the importance in the congressional mind of reaching that result. It is simply implausible that Congress would have gone to such lengths to empower the President if it had been willing to compromise his effectiveness by deference to every provision of state statute or local ordinance that might, if enforced, blunt the consequences of discretionary Presidential action. [FN10]

FN9. Statements by the sponsors of the federal Act underscore the statute's clarity in providing the President with flexibility in implementing its Burma sanctions policy. See 142 Cong. Rec. 19212 (1996) (emphasizing importance of providing "the administration flexibility in reacting to changes, both positive and negative, with respect to the behavior of the [Burmese regime]") (statement of principal sponsor Sen. Cohen); *id.,* at 19213; *id.,* at 19221 (describing the federal act as "giv[ing] the President, who, whether Democrat or Republican, is charged with conducting our Nation's foreign policy, some flexibility") (statement of cosponsor Sen. McCain); *id.,* at 19220 ("We need to be able to have the flexibility to remove sanctions and provide support for Burma if it reaches a transition stage that is moving toward the restoration of democracy, which all of us support") (statement of cosponsor Sen. Feinstein). These sponsors chose a pliant policy with the explicit support of the Executive. See, *e.g., id.*, at 19219 (letter from Barbara Larkin, Assistant Secretary, Legislative Affairs, U.S. Department of State to Sen. Cohen) (admitted by unanimous consent) ("We believe the current and conditional sanctions which your language proposes are consistent with Administration policy. As we have stated on several occasions in the past, we need to maintain our flexibility to respond to events in Burma and to consult with Congress on appropriate responses to ongoing and future development there").

FN10. The State makes arguments that could be read to suggest that Congress's objective of Presidential flexibility was limited to discretion solely over the sanctions in the federal Act, and that Congress implicitly left control over state sanctions to the State. Brief for Petitioners 19- 24. We reject this cramped view of Congress's intent as against the weight of the evidence. Congress made no explicit statement of such limited objectives. More importantly, the federal Act itself strongly indicates the opposite. For example, under the federal Act, Congress explicitly identified protecting "national security interests" as a ground on which the President could suspend federal sanctions. § 570(e), 110 Stat. 3009-167. We find it unlikely that Congress intended both to enable the President to protect national security by giving him the flexibility to suspend or terminate federal sanctions and simultaneously to allow Massachusetts to act at odds with the President's judgment of what national security requires.

And that is just what the Massachusetts Burma law would do in imposing a different, state system of economic pressure against the Burmese political regime. As will be seen, the state statute penalizes some private action that the federal Act (as administered by the President) may allow, and pulls levers of influence that the federal Act does not reach. But the point here is that the state sanctions are immediate, [FN11] see 1996 Mass. Acts 239, ch. 130, § 3 (restricting all contracts after law's effective date); Mass. Gen Laws § 7:22K (1997)***377** (authorizing regulations for timely and effective implementation), and perpetual, there being no termination provision, see, *e.g.*, § 7:22J (restricted companies list to be updated at least every three months). This unyielding application undermines the President's intended statutory authority by making it impossible for him to restrain fully the coercive power of the national economy when he may choose to take the discretionary action open to him, whether he believes that the national interest requires sanctions to be lifted, or believes that the promise of lifting sanctions would move the Burmese regime in the democratic direction. Quite simply, if the Massachusetts law is enforceable the President has less to offer and less economic and diplomatic leverage as a consequence. In *Dames & Moore v. Regan*, 453 U.S. 654, 101 S.Ct. 2972, 69 L.Ed.2d 918 (1981), we used the metaphor of the bargaining chip to describe the President's control of funds valuable to a hostile country, *id.*, at 673, 101 S.Ct. 2972; here, the state Act reduces the value of the chips created by the federal statute. [FN12] It thus "stands as an obstacle to the accomplishment and execution of the full purposes and objectives of Congress." *Hines*, 312 U.S., at 67, 61 S.Ct. 399.

FN11. These provisions strongly resemble the immediate sanctions on investment that appeared in the proposed section of H.R. 3540 that Congress rejected in favor of the federal act. See H.R. 3540, 104th Cong., 2d Sess., § 569(1) (1996).

FN12. The sponsors of the federal Act obviously anticipated this analysis. See, *e.g.*, 142 Cong. Rec. at 19220 (1996) (statement of Sen. Feinstein) ("We may be able to have the effect of nudging the SLORC toward an increased dialog with the democratic opposition. That is why we also allow the President to lift sanctions").

B

Congress manifestly intended to limit economic pressure against the Burmese Government to a specific range. The federal Act confines its reach to United States persons, § 570(b), imposes limited immediate sanctions, § 570(a), places only a conditional ban on a carefully defined area of "new investment," § 570(f)(2), and pointedly ****2297** exempts contracts to sell or purchase goods, services, or technology, § 570(f)(2). These detailed provisions show that Congress's calibrated ***378** Burma policy is a deliberate effort "to steer a middle path," *Hines, supra*, at 73, 61 S.Ct. 399. [FN13]

FN13. The fact that Congress repeatedly considered and rejected targeting a broader range of conduct lends additional support to our view. Most importantly, the federal Act, as passed, replaced the original proposed section of H.R. 3540, which barred "any investment in Burma" by a United States national without exception or limitation. See H.R. 3540, 104th Cong., 2d Sess., § 569(1) (1996). Congress also rejected a competing amendment, S. 1511, 104th Cong., 1st Sess. (Dec. 29, 1995), which similarly provided that "United States nationals shall not make any investment in Burma," § 4(b)(1), and would have permitted the President to impose conditional sanctions on the importation of "articles which are produced, manufactured, grown, or extracted in Burma," § 4(c)(1), and would have barred all travel by United States nationals to Burma, § 4(c)(2). Congress had rejected an earlier amendment that would have prohibited all United States investment in Burma, subject to the President's power to lift sanctions. S. 1092, 104th Cong., 1st Sess. (July 28, 1995).

Statements of the sponsors of the federal act also lend weight to the conclusions that the limits were deliberate. See, *e.g.*, 142 Cong. Rec. 19279 (1996) (statement of Sen. Breaux) (characterizing the federal Act as "strik[ing] a balance between unilateral sanctions against Burma and unfettered United States investment in that country"). The scope of the exemptions was discussed, see *ibid.* (statements of Sens. Nickles and Cohen), and broader sanctions were rejected, see *id.*, at 19212 (statement of Sen. Cohen); *id.*, at 19280 (statement of Sen. Murkowski) ("Instead of the current draconian sanctions proposed in the legislation before us, we should adopt an approach that effectively secures our national interests").

The State has set a different course, and its statute conflicts with federal law at a number of points by penalizing individuals and conduct that Congress has explicitly exempted or excluded from sanctions. While the state Act differs from the federal in relying entirely on indirect economic leverage through third parties with Burmese connections, it otherwise stands in clear contrast to the congressional scheme in the scope of subject matter addressed. It restricts all contracts between the State and companies doing business in Burma, § 7:22H(a), except when purchasing medical supplies and other essentials (or when short of comparable bids), § 7:22I. It is specific in targeting contracts to provide ***379** financial services, § 7:22G(b), and general goods and services, § 7:22G(d), to the Government of Burma, and thus prohibits contracts between the State and United States persons for goods, services, or technology, even though those transactions are explicitly exempted from the ambit of new investment prohibition when the President exercises his discretionary authority to impose sanctions under the federal Act. § 570(f)(2).

As with the subject of business meant to be affected, so with the class of companies doing it: the state Act's generality stands at odds with the federal discreteness. The Massachusetts law directly and indirectly imposes costs on all companies that do any business in Burma, § 7:22G, save for those reporting news or providing international telecommunications goods or services, or medical supplies, §§ 7:22H(e), 7:22I. It sanctions companies promoting the importation of natural resources controlled by the government of Burma, or having any operations or affiliates in Burma. § 7:22G. The state Act thus penalizes companies with pre-existing affiliates or investments, all of which lie beyond the reach of the federal act's restrictions on "new investment" in Burmese economic development. §§ 570(b), 570(f)(2). The state Act, moreover, imposes restrictions on foreign companies as well as domestic, whereas the federal Act limits its reach to United States persons.

The conflicts are not rendered irrelevant by the State's argument that there is no real conflict between the statutes because they share the same goals and because some companies may comply with both sets of restrictions. See Brief for Petitioners 21-22. The fact of a common end ****2298** hardly neutralizes conflicting means, [FN14] see *Gade v. National Solid* ***380** *Wastes Management Assn.*, 505 U.S. 88, 103, 112 S.Ct. 2374, 120 L.Ed.2d 73 (1992), and the fact that some companies may be able to comply with both sets of sanctions does not mean that the state Act is not at odds with achievement of the federal decision about the right degree of pressure to employ. See *Hines*, 312 U.S., at 61, 61 S.Ct. 399 ("The basic subject of the state and federal laws is identical"); *id.*, at 67, 61 S.Ct. 399 (finding conflict preemption). " '[C]onflict is imminent' " when " 'two separate remedies are brought to bear on the same activity,' " *Wisconsin Dept. of Industry v. Gould, Inc.*, 475 U.S. 282, 286, 106 S.Ct. 1057, 89 L.Ed.2d 223 (1986) (quoting *Garner v. Teamsters*, 346 U.S. 485, 498-499, 74 S.Ct. 161, 98 L.Ed. 228 (1953)). Sanctions are drawn not only to bar what they prohibit but to allow what they permit, and the inconsistency of sanctions here undermines the congressional calibration of force.

FN14. The State's reliance on *CTS Corp. v. Dynamics Corp. of America,* 481 U.S. 69, 82-83, 107 S.Ct. 1637, 95 L.Ed.2d 67 (1987), for the proposition that "[w]here the state law furthers the purpose of the federal law, the Court should not find conflict" is misplaced. See Brief for Petitioners 21-22. In *CTS Corp.*, we found that an Indiana state securities law "further[ed] the federal policy of investor protection," 481 U.S., at 83, 107 S.Ct. 1637, but we also examined whether the state law conflicted with federal law "[i]n implementing its goal," *ibid.* Identity of ends does not end our analysis of preemption. See *Gould,* 475 U.S., at 286, 106 S.Ct. 1057.

C

Finally, the state Act is at odds with the President's intended authority to speak for the United States among the world's nations in developing a "comprehensive, multilateral strategy to bring democracy to and improve human rights practices and the quality of life in Burma." § 570(c). Congress called for Presidential cooperation with members of ASEAN and other countries in developing such a strategy, *ibid.*, directed the President to encourage a dialogue between the government of Burma and the democratic opposition, *ibid.*, [FN15] and required him to report to the Congress on the progress of his diplomatic efforts, § 570(d). As with Congress's ***381** explicit delegation to the President of power over economic sanctions, Congress's express command to the President to take the initiative for the United States among the international community invested him with the maximum authority of the National Government, cf. *Youngstown Sheet & Tube Co.*, 343 U.S., at 635, 72 S.Ct. 863, in harmony with the President's own constitutional powers, U.S. Const., Art. II, § 2, cl. 2 ("[The President] shall have Power, by and with the Advice and Consent of the Senate, to make Treaties" and "shall appoint Ambassadors, other public Ministers and Consuls"); § 3 ("[The President] shall receive Ambassadors and other public Ministers"). This clear mandate and invocation of exclusively national power belies any suggestion that Congress intended the President's effective voice to be obscured by state or local action.

FN15. The record supports the conclusion that Congress considered the development of a multilateral sanctions strategy to be a central objective of the federal act. See, *e.g.*, 142 Cong. Rec. 19212 (1996) (remarks of Sen. Cohen) ("[T]o be effective, American policy in Burma has to be coordinated with our Asian friends and allies"); *id.*, at 19219 (remarks of Sen. Feinstein) ("Only a multilateral approach is likely to be successful").

Again, the state Act undermines the President's capacity, in this instance for effective diplomacy. It is not merely that the differences between the state and federal Acts in scope and type of sanctions threaten to complicate discussions; they compromise the very capacity of the President to speak for the Nation with one voice in dealing with other governments. We need not get into any general consideration of limits of state action affecting foreign affairs to realize that the President's maximum power to persuade rests ****2299** on his capacity to bargain for the benefits of access to the entire national economy without exception for enclaves fenced off willy-nilly by inconsistent political tactics. [FN16] When such ***382** exceptions do qualify his capacity to present a coherent position on behalf of the national economy, he is weakened, of course, not only in dealing with the Burmese regime, but in working together with other nations in hopes of reaching common policy and "comprehensive" strategy. [FN17] Cf. *Dames & Moore,* 453 U.S., at 673-674, 101 S.Ct. 2972.

FN16. Such concerns have been raised by the President's representatives in the Executive Branch. See Testimony of Under Secretary of State Eizenstat before the Trade Subcommittee of the House Ways and Means Committee (Oct. 23, 1997) (hereinafter Eizenstat testimony), App. 116 ("[U]nless sanctions measures are well conceived and coordinated, so that the United States is speaking with one voice and consistent with our international obligations, such uncoordinated responses can put the U.S. on the political defensive and shift attention away from the problem to the issue of sanctions themselves"). We have expressed similar concerns in our cases on foreign commerce and foreign relations. See, *e.g.*, *Japan Line, Ltd. v. County of Los Angeles,* 441 U.S. 434, 449, 99 S.Ct. 1813, 60 L.Ed.2d 336 (1979); *Chy Lung v. Freeman,* 92 U.S., at 279, 23 L.Ed. 550; cf. The Federalist No. 80, pp. 535-536 (J. Cooke ed. 1961) (A.Hamilton) ("[T]he peace of the WHOLE ought not to be left at the disposal of a PART. The union will undoubtedly be answerable to foreign powers for the conduct of its members").

FN17. The record reflects that sponsors of the federal Act were well aware of this concern and provided flexibility to the President over sanctions for that very reason. See, *e.g.*, 142 Cong. Rec. at 19214 (statement of Sen. Thomas) ("Although I will readily admit that our present relationship with Burma is not especially deep, the imposition of mandatory sanctions would certainly downgrade what little relationship we have. Moreover, it would affect our relations with many of our allies in Asia as we try to corral them into following our lead"); *id.*, at 19219 (statement of Sen. Feinstein) ("It is absolutely essential that any pressure we seek to put on the Government of Burma be coordinated with the nations of ASEAN and our European and Asian allies. If we act unilaterally, we are more likely to have the opposite effect--alienating many of these allies, while having no real impact on the ground").

While the threat to the President's power to speak and bargain effectively with other nations seems clear enough, the record is replete with evidence to answer any skeptics. First, in response to the passage of the state Act, a number of this country's allies and trading partners filed formal protests with the National Government, see 181 F.3d, at 47 (noting protests from Japan, the European Union (EU), and ASEAN), including an official *Note Verbale* from the EU to the Department of State protesting the state Act. [FN18] EU officials have warned that the state Act "could have a damaging effect on bilateral EU-US relations." Hugo ***383** Paemen, Ambassador, European Union, Delegation of the European Commission, to William F. Weld, Governor, State of Massachusetts, Jan. 23, 1997, App. 75.

FN18. In *amicus* briefs here and in the courts below, the EU has consistently taken the position that the state Act has created "an issue of serious concern in EU-U.S. relations." Brief for European Communities et al. as *Amici Curiae* 6.

Second, the EU and Japan have gone a step further in lodging formal complaints against the United States in the World Trade Organization (WTO), claiming that the state Act violates certain provisions of the Agreement on Government Procurement, [FN19] H.R. Doc. No. 103-316, 1719 (1994) ****2300** and the consequence has been to embroil the National Government for some time now in international dispute proceedings under the auspices of the WTO. In their brief before this Court, EU officials point to the WTO dispute as threatening relations with the United States, Brief for European Communities et al. as *Amici Curiae* 7, and n. 7, and note that the state Act has become the topic of "intensive discussions" with officials of the United States at the highest levels, those discussions including exchanges at the twice yearly EU-U.S. Summit. [FN20]

FN19. Although the WTO dispute proceedings were suspended at the request of Japan and the EU in light of the District Court's ruling below, Letter of Ole Lundby, Chairman of the Panel, to Ambassadors from the European Union, Japan, and the United States (Feb. 10, 1999), and have since automatically lapsed, Understanding on Rules and Procedures Governing the Settlement of Disputes, 33 International Legal Materials 1125, 1234 (1994), neither of those parties is barred from reinstating WTO procedures to challenge the state Act in the future. In fact, the EU, as *amicus* before us, specifically represents that it intends to begin new WTO proceedings should the current injunction on the law be lifted. Brief for European Communities et al. as *Amici Curiae* 7. We express no opinion on the merits of these proceedings.

FN20. Senior Level Group Report to the U.S.-EU Summit, Washington 3 (Dec. 17, 1999), http://www.eurunion.org/news/summit/Summit Annex/SLGRept.html.

Third, the Executive has consistently represented that the state Act has complicated its dealings with foreign sovereigns and proven an impediment to accomplishing objectives assigned it by Congress. Assistant Secretary of State Larson, for example, has directly addressed the mandate of the ***384** federal Burma law in saying that the imposition of unilateral state sanctions under the state Act "complicates efforts to build coalitions with our allies" to promote democracy and human rights in Burma. A. Larson, State and Local Sanctions: Remarks to the Council of State Governments 5 (Dec. 8, 1998). "[T]he EU's opposition to the Massachusetts law has meant that U.S. government high level discussions with EU officials often have focused not on what to do about Burma, but on what to do about the Massachusetts

Burma law." *Id.*, at 3. [FN21] This point has been consistently echoed in the State Department:

FN21. Assistant Secretary Larson also declared that the state law "has hindered our ability to speak with one voice on the grave human rights situation in Burma, become a significant irritant in our relations with the EU and impeded our efforts to build a strong multilateral coalition on Burma where we, Massachusetts and the EU share a common goal." Assistant Secretary of State Alan P. Larson, State and Local Sanctions: Remarks to the Council of State Governments 3 (Dec. 8, 1998).

"While the [Massachusetts sanctions on Burma] were adopted in pursuit of a noble goal, the restoration of democracy in Burma, these measures also risk shifting the focus of the debate with our European Allies away from the best way to bring pressure against the State Law and Order Restoration Council (SLORC) to a potential WTO dispute over its consistency with our international obligations. Let me be clear. We are working with Massachusetts in the WTO dispute settlement process. But we must be honest in saying that the threatened WTO case risks diverting United States' and Europe's attention from focusing where it should be--on Burma." Eizenstat testimony, App. 115. [FN22]

FN22. The United States, in its brief as *amicus curiae*, continues to advance this position before us. See Brief for United States as *Amicus Curiae*, 8-9, and n. 7, 34-35. This conclusion has been consistently presented by senior United States officials. See also Testimony of Deputy Assistant Secretary of State David Marchick before the California State Assembly, Oct. 28, 1997, App. 137; Testimony of Deputy Assistant Secretary of State David Marchick before the Maryland House of Delegates Committee on Commerce and Government Matters, Mar. 25, 1998, *id.*, at 166 (same).

***385** This evidence in combination is more than sufficient to show that the state Act stands as an obstacle in addressing the congressional obligation to devise a comprehensive, multilateral strategy.

Our discussion in *Barclays Bank PLC v. Franchise Tax Bd. of Cal.*, 512 U.S. 298, 327-329, 114 S.Ct. 2268, 129 L.Ed.2d 244 (1994), of the limited weight of evidence of formal diplomatic protests, risk of foreign retaliation, and statements by the Executive does not undercut the point. In *Barclays*, we had the question of the preemptive effect of federal tax law on state tax law with discriminatory extraterritorial effects. ****2301** We found the reactions of foreign powers and the opinions of the Executive irrelevant in fathoming congressional intent because Congress had taken specific actions rejecting the positions both of foreign governments, *id.*, at 324-328, 114 S.Ct. 2268, and the Executive, *id.*, at 328-329, 114 S.Ct. 2268. Here, however, Congress has done nothing to render such evidence beside the point. In consequence, statements of foreign powers necessarily involved in the President's efforts to comply with the federal Act, indications of concrete disputes with those powers, and opinions of senior National Government officials are competent and direct evidence of the frustration of congressional objectives by the state Act. [FN23] Although we do not unquestioningly defer to the legal judgments expressed in Executive Branch statements when determining a federal Act's preemptive character, ***386** *id.*, at 328-329, 114 S.Ct. 2268, we have never questioned their competence to show the practical difficulty of pursuing a congressional goal requiring multinational agreement. We have, after all, not only recognized the limits of our own capacity to "determin[e] precisely when foreign nations will be offended by particular acts," *Container Corp. of America v. Franchise Tax Bd.*, 463 U.S. 159, 194, 103 S.Ct. 2933, 77 L.Ed.2d 545 (1983), but consistently acknowledged that the "nuances" of "the foreign policy of the United States ... are much more the province of the Executive Branch and Congress than of this Court," *id.*, at 196, 103 S.Ct. 2933; *Barclays, supra*, at 327, 114 S.Ct. 2268. In this case, repeated representations by the Executive Branch supported by formal diplomatic protests and concrete disputes are more than sufficient to demonstrate that the state Act stands in the way of Congress's diplomatic objectives. [FN24]

FN23. We find support for this conclusion in the statements of the congressional sponsors of the federal Act, who indicated their opinion that inflexible unilateral action would be likely to cause difficulties in our relations with our allies and in crafting an effective policy toward Burma. See n. 17, *supra*. Moreover, the facts that the Executive specifically called for flexibility prior to the passage of the federal Act, and that the Congress rejected less flexible alternatives and adopted the current law in response to the Executive's communications, bolster the relevance of the Executive's opinion with regard to its ability to accomplish Congress's goals. See n. 9, *supra*.

FN24. The State appears to argue that we should ignore the evidence of the WTO dispute because under the federal law implementing the General Agreement on Tariffs and Trade (GATT), Congress foreclosed suits by private persons and foreign governments challenging a state law on the basis of GATT in federal or state courts, allowing only the National Government to raise such a challenge. See Uruguay Round Agreements Act (URRA), § 102(c)(1), 108 Stat. 4818, 19 U.S.C. §§ 3512(b)(2)(A); 3512(c)(1); see also "Statement of Administrative Action" (SAA), reprinted in H.R. Doc. No. 103-216, pp. 656, 675-677 (1994). To consider such evidence, in their view, would effectively violate the ban by allowing private parties and foreign nations to challenge state procurement laws in domestic courts. But the terms of § 102 of the URAA and of the SAA simply does not support this argument. They refer to challenges to state law based on inconsistency with any of the "Uruguay Round Agreements." The challenge here is based on the federal Burma law. We reject the State's argument that the National Government's decisions to bar such WTO suits and to decline to bring its own suit against the Massachusetts Burma law evince its approval. These actions simply do not speak to the preemptive effect of the federal sanctions against Burma.

IV

The State's remaining argument is unavailing. It contends that the failure of Congress to preempt the state Act ***387** demonstrates implicit permission. The State points out that Congress has repeatedly declined to enact express preemption provisions aimed at state and local sanctions, and it calls our attention to the large number of such measures passed against South Africa in the 1980s, which various authorities cited have thought were not preempted. [FN25] The State stresses that Congress ****2302** was aware of the state Act in 1996, but did not preempt it explicitly when it adopted its own Burma statute. [FN26] The State would have us conclude that Congress's continuing failure to enact express preemption implies approval, particularly in light of occasional instances of express preemption of state sanctions in the past. [FN27]

FN25. See, *e.g.*, *Board of Trustees v. Mayor and City Council of Baltimore*, 317 Md. 72, 79-98, 562 A.2d 720, 744-749 (1989) (holding local divestment ordinance not preempted by Comprehensive Anti-Apartheid Act of 1986 (CAAA)), cert. denied *subnom. Lubman v. Mayor and City Council of Baltimore*, 493 U.S. 1093, 110 S.Ct. 1167, 107 L.Ed.2d 1069 (1990); Constitutionality of South African Divestment Statutes Enacted by State and Local Governments, 10 Op. Off. Legal Counsel 49, 64-66, 1986 WL 213238 (state and local divestment and selective purchasing laws not preempted by pre-CAAA federal law); H.R. Res. Nos. 99-548, 99-549 (1986) (denying preemptive intent of CAAA); 132 Cong. Rec. 23119-23129 (1986) (House debate on resolutions); *id.*, at 23292 (Sen. Kennedy, quoting testimony of Laurence H. Tribe). *Amicus* Members of Congress in support of the State also note that when Congress revoked its federal sanctions in response to the democratic transition in that country, it refused to preempt the state and local measures, merely "urg[ing]" both state and local governments and private boycott participants to rescind their sanctions. Brief for Senator Boxer et al. as *Amici Curiae* 9, citing South African Democratic Transition Support Act of 1993, § 4(c)(1), 107 Stat. 1503.

FN26. The State also finds significant the fact that Congress did not preempt state and local sanctions in a recent sanctions reform bill, even though its sponsor seemed to be aware of such measures. See H.R.Rep. No. 105-2708 (1997); 143 Cong. Rec. E2080 (Oct. 23, 1997) (Rep.Hamilton).

FN27. See Export Administration Act of 1979, 50 U.S.C.App. § 2407(c) (1988 ed.) (Anti-Arab boycott of Israel provisions expressly "preempt any law, rule, or regulation").

The argument is unconvincing on more than one level. A failure to provide for preemption expressly may reflect nothing ***388** more than the settled character of implied preemption doctrine that courts will dependably apply, and in any event, the existence of conflict cognizable under the Supremacy Clause does not depend on express congressional recognition that federal and state law may conflict, *Hines*, 312 U.S., at 67, 61 S.Ct. 399. The State's inference of congressional intent is unwarranted here, therefore, simply because the silence of Congress is ambiguous. Since we never ruled on whether state and local sanctions against South Africa in the 1980s were preempted or otherwise invalid, arguable parallels between the two sets of federal and state Acts do not tell us much about the validity of the latter.

V

Because the state Act's provisions conflict with Congress's specific delegation to the President of flexible discretion, with limitation of sanctions to a limited scope of actions and actors, and with direction to develop a comprehensive, multilateral strategy under the federal Act, it is preempted, and its application is unconstitutional, under the Supremacy Clause.

The judgment of the Court of Appeals for the First Circuit is affirmed.

It is so ordered.

Justice SCALIA, with whom Justice THOMAS joins, concurring in the judgment.

It is perfectly obvious on the face of this statute that Congress, with the concurrence of the President, intended to "provid[e] the President with flexibility in implementing its Burma sanctions policy." *Ante*, at 2295, n. 9. I therefore see no point in devoting a footnote to the interesting (albeit unsurprising) proposition that "[s]tatements by the sponsors of the federal Act" show that they shared this intent, *ibid.*, and that a statement in a letter from a State Department officer shows that flexibility had "the explicit support of the ***389** Executive," *ante*, at 2295, n. 9. This excursus is especially pointless since the immediately succeeding footnote must rely upon the statute itself (devoid of any support in statements by "sponsors" or the " Executive") to refute the quite telling argument ****2303** that the statements were addressed only to flexibility in administering the sanctions of the *federal* Act, and said nothing at all about state sanctions. See *ante*, at 2296, n. 10.

It is perfectly obvious on the face of the statute that Congress expected the President to use his discretionary authority over sanctions to "move the Burmese regime in the democratic direction," *ante*, at 2296. I therefore see no point in devoting a footnote to the interesting (albeit unsurprising) proposition that "the sponsors of the federal Act" shared this expectation, *ante*, at 2296, n. 12.

***390** It is perfectly obvious on the face of the statute that Congress's Burma policy was a "calibrated" one, which "limit[ed] economic pressure against the Burmese Government to a specific range," *ante*, at 2296. I therefore see no point in devoting a footnote to the interesting (albeit unsurprising) proposition that bills imposing greater sanctions were introduced but not adopted, *ante*, at 2296-2297, n. 13, and to the (even less surprising) proposition that the sponsors of the legislation made clear that its "limits were deliberate," *ante* at 2297, n. 13. And I would feel this way even if I shared the Court's naive assumption that the failure of a bill to make it out of committee, or to be adopted when reported to the floor, is the same as a congressional "reject[ion]" of what the bill contained, *ibid.* Curiously, the Court later recognizes, in rejecting the argument that Congress's failure to enact express preemption implies approval of the state Act, that "the silence of Congress may be ambiguous." *Ante*, at 2302. Would that the Court had come to this conclusion *before* it relied (several times) upon the implications of Congress's failure to enact legislation, see *ante*, at 2296, n. 11, 2297, n. 13, 2301, n. 23.

It is perfectly obvious on the face of the statute that Congress intended the President to develop a "multilateral strategy" in cooperation with other countries. In fact, the statute says that in so many words, see § 570(c), 111 Stat. 3009-166. I therefore see no point in devoting two footnotes to the interesting (albeit unsurprising) proposition that three Senators *also* favored a multilateral approach, *ante*, at 2298, n. 15, 2299, n. 17.

It is perfectly obvious from the record, as the Court discusses, *ante*, at 2299-2300, that the inflexibility produced by the Massachusetts statute has in fact caused difficulties with our allies and has in fact impeded a "multilateral strategy." And as the Court later says in another context, "the existence of conflict cognizable under the Supremacy Clause does not depend on express congressional recognition that federal and state law may conflict," *ante*, at 2302. I therefore see no point in devoting a footnote to the interesting (albeit unsurprising) fact that the "congressional sponsors" of the Act and "the Executive" actually *predicted* that inflexibility would have the effect of causing difficulties with our allies and impeding a "multilateral strategy," *ante*, at 2301, n. 23.

Of course even if all of the Court's invocations of legislative history were not utterly irrelevant, I would still object to them, since neither the statements of individual Members of Congress (ordinarily addressed to a virtually empty floor). [FN*] nor Executive statements and letters addressed to congressional committees, nor the nonenactment of other proposed legislation, is a reliable indication of what a majority of both Houses of Congress intended when they voted for the statute before us. The *only* reliable indication of *that* intent--the only thing we know for **2304 sure can be attributed *391 to *all* of them--is the words of the bill that they voted to make law. In a way, using unreliable legislative history to confirm what the statute plainly says anyway (or what the record plainly shows) is less objectionable since, after all, it has absolutely no effect upon the outcome. But in a way, this utter lack of necessity makes it even worse--calling to mind St. Augustine's enormous remorse at stealing pears when he was not even hungry, and just for the devil of it ("not seeking aught through the shame, but the shame itself!"). The Confessions, Book 2, ¶ 9, in 18 Great Books of the Western World 10-11 (1952) (E. Pusey trans. 1952).

FN* Debate on the bill that became the present Act seems, in this respect, not to have departed from the ordinary. Cf. 142 Cong. Rec. 19263 (1996)(statement of Sen. McConnell) (noting, in debate regarding which amendment to take up next: "I do not see anyone on the Democratic side in the Chamber").

In any case, the portion of the Court's opinion that I consider irrelevant is quite extensive, comprising, in total, about one-tenth of the opinion's size and (since it is in footnote type) even more of the opinion's content. I consider that to be not just wasteful (it was not preordained, after all, that this was to be a 25-page essay) but harmful, since it tells future litigants that, even when a statute is clear on its face, and its effects clear upon the record, statements from the legislative history may help (and presumably harm) the case. If so, they must be researched and discussed by counsel--which makes appellate litigation considerably more time consuming, and hence considerably more expensive, than it need be. This to my mind outweighs the arguable good that may come of such persistent irrelevancy, at least when it is indulged in the margins: that it may encourage readers to ignore our footnotes.

For this reason, I join only the judgment of the Court.

END OF DOCUMENT

U.S. DOL

Bureau of International Labor Affairs

(3)

REPORT ON LABOR PRACTICES IN BURMA

September 1998

TABLE OF CONTENTS

EXECUTIVE SUMMARY

Pursuant to the Foreign Operations, Export Financing, and Related Programs Appropriation Act of 1997 (Pub. L. No. 105-118, Section 568, 111 stat 2429), Congress directed the Secretary of Labor, in consultation with the Secretary of State, to prepare a report on labor practices in Burma. The Committees on Appropriations specifically asked that the report address allegations and details on child labor practices, workers' rights, the forced relocation of laborers, and the use of forced labor to support the tourism industry and construction of the Yadana gas pipeline. In addition, the Committees asked for an evaluation of the cooperation and access afforded by the Government of Burma (GOB) for purposes of the study.

This report surveys, analyzes, and summarizes the major allegations concerning labor practices in Burma. It does so by bringing together and evaluating reports from the Department of State, findings from international organizations, reports by non-governmental organizations, information distributed by the Government of Burma (GOB), testimony provided to the Department of Labor (DOL), and information gathered by DOL interviews in Thailand. Because the GOB tightly controls access to Burma, documentary and eye-witness evidence is limited. The failure of the GOB to grant visas to a joint DOL/State Department research team also interfered with the ability to gather information within Burma and assess the credibility of data.

1. Background

After receiving independence from Britain in 1948, Burma was led by an elected government until 1958 when a military government took power. Burma has been ruled by military governments since that time, apart from a brief return to democracy between 1960 and 1962.

In 1988, students, workers, Buddhist monks and even members of the armed services participated in a pro-democracy uprising to protest the economic and political conditions imposed by Burma's military governments. Thousands of people were killed when the army put a violent end to the peaceful demonstrations. A new military government took over naming itself the "State Law and Order Restoration Council (SLORC)," and martial law was imposed.

The SLORC conducted a largely free election in May 1990 after declaring its intention to transfer power to a civilian government. Although many opposition politicians were arrested and detained before the election, the National League for Democracy (NLD), led by its Secretary General Daw Aung San Suu Kyi, won 80% of the seats for a new legislative body. But the SLORC did not allow the results of the 1990 elections to be implemented.

In November 1997, the SLORC renamed itself the State Peace and Development Council (SPDC), though its military character and repressive policies are essentially unchanged. The regime still refuses to transfer power to the legitimate, elected government and remains a non-democratic, military dictatorship.

Allegations of Human Rights and Worker Rights Abuses

The Burmese military government has been widely criticized for human rights abuses by foreign governments, international organizations, and human rights groups. These abuses include arbitrary, extrajudicial and summary executions, torture, rape, arbitrary arrests and imprisonment, the imposition of forced labor on large sections of the population (including the practice of forced portering for the military), forced relocations and confiscation of property. Many of these abuses are reported to have taken place in the context of military actions against armed opposition groups, and as part of the GOB's related strategy to undercut civilian support for these groups.

The GOB also denies basic democratic rights to its citizens, including basic worker rights such as freedom of association and the right to organize. Workers are systematically denied the right to form independent trade unions.

Response of the International Community

The U.N. has closely watched Burma's human rights performances since the SLORC took power in 1988. In 1992, the U.N. Commission on Human Rights first appointed a Special Rapporteur to examine the situation in Burma. The Special Rapporteur has identified four fundamental problems:

1. The failure of the 1990 electoral process to reach its conclusion, and the GOB's failure to implement its commitment to a transfer of power to a civilian government.

2. The continued detention of many political leaders including elected representatives.

3. Extremely serious human rights abuses, including the practice of torture, summary and arbitrary executions, forced labor, including forced portering for the military, abuse of women, politically motivated arrests and detention, forced displacement, serious restrictions on the freedoms of expression and association, and the imposition of oppressive measures directed, in particular, at ethnic and religious minority groups.

4. Continued fighting with opposition groups (despite some cease fires having been reached) resulting in flows of refugees to neighboring countries.

The International Labor Organization (ILO)

Burma has been a member of the ILO since 1948 and has ratified 21 ILO Conventions, including two of the ILO's core human rights conventions: Convention 29 (Forced Labor) and Convention 87 (Freedom of Association and Protection of the Right to Organize). The ILO has repeatedly condemned Burma's record of imposing forced labor on its people, and denying freedom of association, contrary to Conventions 29 and 87.

In March 1997, the ILO established a special Commission of Inquiry to investigate Burma's widespread forced labor practices in violation of ILO Convention 29. This is only the tenth Commission of Inquiry in the ILO's almost 80 year history. The Commission of inquiry issued its report in July 1998, and it will be considered by the ILO Governing Body in November 1998.

2. Forced Labor and Forced Relocations

Since the SLORC/SPDC took power in 1988, there have been numerous reports that the GOB has exacted forced labor from the civilian population, often in conditions accompanied by other brutal and systematic human rights abuses. The estimated scale of forced labor has increased most dramatically since 1992/93 and has reportedly affected much of the rural population.

Since about mid-1996, the GOB appears to have reduced its use of forced labor in central Burma on large infrastructure projects. The GOB has begun to use heavy equipment and soldiers on some large scale projects instead of using forced labor. Even with these reductions, forced labor remains pervasive throughout Burma and is still well above levels prior to 1992/93. Moreover, the decline in forced labor is readily apparent only for central Burma and only for physical infrastructure projects. Forced labor in ethnic minority areas along Burma's borders, including various forms of forced civilian labor for GOB military units, may have increased since 1995 as the growing GOB military has garrisoned large border areas previously controlled by armed opposition groups.

The GOB's Response to Allegations of Forced Labor

The GOB has responded several times to allegations of forced labor since 1991, particularly in diplomatic communications and reports to international organizations, including the ILO. In general, the GOB has responded to two sets of allegations: allegations of forced portering for the military and other allegations of forced labor.

The GOB denies that military porters are recruited against their will, or that they serve as forced laborers. It has repeatedly referred to the texts of two colonial era laws, the *Towns Act* (1907) and the *Villages Act* (1908) as the legal justification for military portering practices. Since at least 1995, GOB officials have stated that the *Towns Act* and the *Villages Act* are to be repealed, and/or that they have been redrafted, excluding the provisions which allow for the exaction of forced labor. No evidence of such action has been provided.

The GOB denies allegations of other forms of forced labor. It has responded a number of times that there is a tradition in Burma going back centuries, pursuant to which people voluntarily contribute labor in the belief that it is a noble deed. On some occasions, the GOB has described this as a Buddhist cultural tradition.

The Practice of Forced Labor

The practice of forced labor in Burma takes various forms, most notable of which are forced labor for infrastructure development and forced labor to support military operations. Allegations that forced labor has been used to build support facilities for the Yadana natural gas pipeline involve both forms of forced labor.

A. Forced Labor on Infrastructure Development

Forced labor has been used in a wide variety of infrastructure development projects such as roads, railway lines, dams, canals, dikes and airfields. There have been numerous allegations since 1994 that the GOB has forced many thousands of people to contribute labor to development projects in the tourism sector.

The number of people who "contribute" their labor in Burma is so large that the value of their work in rural development projects has been reported in GOB budget figures. The government-controlled press regularly reported on projects that were built with "people's contributions of labor" until mid-1996. From these reports, more than eighty major infrastructure projects have been identified which were reported to have been built with contributions of "voluntary labor."

B. Forced Labor to Support Military Operations

Civilians have been conscripted to serve as military porters from all States and Divisions in Burma. Men, women and children of all ages have reportedly been forced into service as porters carrying supplies for soldiers on regular patrols. During campaigns against armed opposition groups, porters have often been forced to go to the front lines of combat. Although unarmed themselves, they have been placed at the head of columns to detonate mines and booby traps, and to spring ambushes.

C. The Yadana Natural Gas Pipeline

One of the most controversial infrastructure projects in Burma is the Yadana natural gas pipeline because of allegations that the GOB has committed abuses, including forced labor and forced relocations, on a project which includes several international oil companies as investors.

In 1982, large natural gas deposits that were to become known as the Yadana field were discovered in the Andaman Sea, approximately fifty miles south of Burma's Irrawaddy delta region. Demand for energy in neighboring Thailand and the GOB's need for revenue led the GOB to consider developing this resource in the late 1980s. The GOB solicited commercial support for a proposal to run a pipeline from the underwater gas fields, under the Andaman Sea, across Burma and into Thailand.

In July 1992, the French oil company Total signed a production-sharing contract with Myanmar Oil and Gas Enterprise (MOGE), Burma's state-owned oil production company, for evaluating, developing and producing gas from the offshore Yadana field. The U.S. company Unocal joined the project as a co-venturer in January 1993, and the national oil company of Thailand, the Petroleum Authority of Thailand Exploration and Production Public Company, Ltd. (PTTEP) joined the project in early 1995.

Allegations of forced labor and other human rights abuses in the area emerged even before construction started. The oil companies have vigorously denied allegations of human rights abuses, and particularly the alleged association of forced labor with the pipeline. They have stated that all workers on the project are voluntary employees who are paid well for their work. The companies also emphasize their role in the development of local communities along the pipeline route.

In addition, reports of the U.S. Embassy in Rangoon have suggested that military operations, including pipeline security, could be facilitated by the Ye-Tavoy railway which is being built near the pipeline with forced labor. Although there is no evidence to suggest that the railway was designed to support actual construction of the pipeline, the urgency of building the railway, which at one point involved 24 hour construction by forced laborers, and the fact that the railway was scheduled to become operable at approximately the same time as the pipeline in 1998, suggest that the military placed a high priority on access to the pipeline area provided by the railway.

It is difficult to assess the actual extent of any use of forced labor, as the GOB has denied requests by the U.S. Government, the ILO and other groups to conduct independent visits to the pipeline corridor and adjacent areas. Officials of the U.S. Embassy in Rangoon have visited the region. Since the pipeline is in a remote and inaccessible region, in all cases the trips were facilitated by the oil companies which provided the necessary helicopter transportation. Embassy officers were not permitted to set their own itineraries or travel freely. The GOB has denied Embassy requests to visit the pipeline and adjacent areas independently, citing security reasons.

D. Forced Relocations

The practice of forcibly relocating villages in Burma started before 1988, but appears to have escalated significantly since then. Estimates of the number of people moved since 1988 vary from 100,000 to 1.5 million. Forced relocations contribute to the flow of refugees from Burma. The U.S. Embassy in Rangoon has reported that tens of thousands of villagers have been displaced.

3. Freedom of Association and Right to Organize and Bargaining Collectively

There are no independent labor unions in Burma. Freedom of association is impossible under the laws of the GOB, and because of the intimidation and surveillance by the police and the military intelligence service. Legitimate labor unions that seek to represent workers cannot operate in Burma: they are treated as illegal organizations.

For four decades, the ILO has expressed concern over the GOB's denial of the freedom of association. The ILO's Committee on the Application of Standards, which monitors implementation of ILO Conventions by member countries, has issued a special paragraph of denunciation in each of its past four annual reports deploring the GOB's continued failure to implement the requirements of Convention 87.

4. Child Labor

Child labor appears to be common in Burma, and is associated with a lack of investment in education for primary school age children and with widespread poverty. Despite a compulsory education law, almost 40 percent of children never enroll in school, and only 25 to 35 percent complete the 5-year primary school course.

The SLORC has closed schools several times since it took power in 1988. Schools at all levels were closed for much of 1997 out of apparent concern that students might publicly protest or challenge GOB policies, as they did in October and December 1996. All universities remain closed at this time.

Forced Child Labor

Burmese children are reported to have been forced to work in all areas of the economy, including infrastructure development, portering, serving as sentries and providing other services for the military.

Child Soldiers

Reports indicate that there are child soldiers, some of them conscripts, in both the Burmese military and in ethnic armed opposition groups. Former child soldiers have reported that it is easy for boys as young as 14 to join the army as long as they give their age as 18.

Child soldiers have been ordered to round up porters and forced laborers, and to guard porters or prisoners. Former child soldiers have reported being ordered to beat and kill porters who could no longer work, and to execute villagers who were suspected of collaborating with enemy troops. Young soldiers may be beaten if they cannot keep up, if they are ill or injured, or if they cannot perform heavy work. Another abuse to which child soldiers are subjected is being drugged before going into battle. Some have reported receiving amphetamines, tranquilizers and alcohol before being sent to fight.

Child Trafficking

There are documented reports of trafficking of adults and children from Burma to Thailand. Many of the women and girls are trafficked into the commercial sex industry. Some trafficked children become beggars and hawkers. The vast majority of the estimated 60,000 illegal workers in the Thai commercial sex industry are believed to be Burmese.

5. Conclusion

Basic elements of the rule of law are missing in Burma. There is no legislative body composed of elected representatives, members of the executive branch are not elected and the judiciary is not independent of the executive. In this context, basic worker rights are not respected, and the International Labor Organization and the U.N. Human Rights Commission have repeatedly denounced Burma's violations of international standards.

Child labor remains a serious and widespread problem, associated with a lack of investment by the GOB in education for primary school children. The army continues to use children as a source of labor to support the military, as well as a pool to draw new soldiers. Some girls are being trafficked into Thailand's commercial sex industry.

There are no labor unions in Burma, and workers have no rights of association or collective bargaining. The Burmese government actively suppresses attempts by workers to organize and compels workers to join the state-run Union Solidarity and Development Association in violation of ILO norms.

Forced relocations appear to have escalated since 1988. Forced relocations occur either as part of urban development or in association with campaigns against the armed opposition conducted by the Burmese military.

The practice of forced labor continues throughout Burma. Forced labor has been used most notably in infrastructure development (including the development of infrastructure for the tourism industry and possibly the Yadana natural gas pipeline) and to support military operations. Under sharp international criticism, the use of forced labor for some infrastructure projects seems to have declined from its peak in 1996, with more mechanical equipment and soldiers being substituted. Nevertheless, forced labor overall remains at levels that are much higher than those prior to 1992/93.

To date, there has been no improvement in Burma's labor rights practices or its observance of international labor standards. It is likely that serious violations of international labor standards will continue in Burma until steps are taken to initiate some transition to democracy.

CHAPTER 1

BACKGROUND[(1)]

INTRODUCTION

For almost four decades, Burma has been ruled by authoritarian military governments. After crushing popular demonstrations for democratic reform in 1988, a military government which seized power under the name of the State Law and Order Restoration Council (SLORC) has ruled Burma.[(2)] In November 1997, the regime renamed itself the State Peace and Development Council (SPDC). For the last ten years Burma has been condemned internationally for its human rights and worker rights violations. The abuses of fundamental rights in Burma include the widespread practice of forced labor, which probably affects thousands of people every day, and has most likely been suffered by millions in recent years. Forced labor has been one of the main causes of significant refugee outflows to Thailand and Bangladesh. The SPDC (as did the SLORC) denies basic democratic rights to the people of Burma, including worker rights such as freedom of association and the right to organize. A resource rich, mainly agricultural country, Burma is one of the world's poorest nations.(3) A major child labor problem is associated with the absence of a governmental commitment to primary education and widespread poverty.

Since 1989, the U.S. Government has repeatedly expressed its disapproval of the GOB's human rights and worker rights record. In this regard, the U.S. Government has:

- suspended bilateral economic aid;
- withdrawn GSP benefits;(4)
- implemented an arms embargo;(5)
- successfully opposed assistance from international financial institutions;(6) and
- downgraded diplomatic representation in Rangoon from Ambassador to Charge d'Affaires.(7)

In 1996, President Clinton implemented legislation restricting visas for Burmese nationals who formulate, implement or benefit from policies impeding Burma's transition to democracy. The President signed an executive order in May 1997 banning new U.S. investments in Burma.

A growing number of state, city and county governments in the United States have passed selective purchasing laws, which limit procurement from firms that do business in Burma.(8) As of late July 1998, selective purchasing laws had been passed by one State (Massachusetts), one county (Alameda County, CA) and 18 cities including San Francisco and New York.(9) The State of California and the city of Los Angeles are considering moves to pass selective purchasing laws.

RECENT POLITICAL DEVELOPMENTS

A former British colony, Burma became an independent parliamentary democracy in 1948 under a Constitution which guaranteed human rights, and an independent judiciary. Since before independence, however, differences between Burma's ethnic groups have been expressed in political and social divisions. Approximately two-thirds of Burma's 46 million people belong to the Burman ethnic group. The rest are divided between as many as 145 other ethnic groups,(10) and live mostly in the hill and border regions of the country where they often form the majority of the population.(11) For much of the last half century, many ethnic minorities seeking greater levels of independence have conducted armed campaigns against the central government.

At independence from the United Kingdom, a government was democratically elected, and served under Prime Minister U Nu from 1948 until 1958. In October 1958, political differences within the government, and the difficulties of a communist insurgency led General Ne Win to take power and form a military government. Democracy returned in elections held in February 1960, in which U Nu was again elected Prime Minister. In 1962, however, Ne Win led a military coup, and since then Burma has been ruled by unelected military governments.

Following the 1962 coup, Ne Win became head of the Burma Socialist Program Party (BSPP) and assumed the Presidency of the Union of Burma. Dominated by the army, the BSPP implemented a policy called "the Burmese Way to Socialism," which mixed "self-reliance" and socialist economic principles. In 1974, the BSPP introduced a new Constitution which made socialism Burma's official ideology and created legislative and executive bodies that were closely controlled by the BSPP. Ne

Win retired as President in 1981 but retained control of the BSPP. He remained the most important political figure in the country for some years, and is thought to retain considerable influence even today.

1988 PRO-DEMOCRACY UPRISINGS AND THE SLORC

By the late 1980s, the "Burmese way to Socialism" had induced serious economic decay.[(12)] Efforts to repair the economy by lifting import restrictions and cutting public spending slowed growth, but not inflation. Consequently, in September 1987, the GOB implemented the second of two rounds of demonetization of the local currency[(13)] which led to student protests. In March 1988, the police and the military clamped down on student actions, leading to dozens of civilian deaths.[(14)] Demonstrations continued from March through June 1988. Students were joined by Buddhist monks and workers.[(15)] The military continued to respond with brutal tactics, and hundreds of civilians were arrested. Many suffered severe injuries or died from ill-treatment in detention. Many people were arbitrarily or summarily executed.[(16)]

Protests continued and on June 21, 1988 the government imposed a 60 day ban on public gatherings in Rangoon. Ne Win resigned as chairman of the BSPP, and his replacement, Sein Lwin, held office for only 18 days before continued public unrest forced his resignation. Dr. Maung Maung became leader, amid promises of political and economic reforms. Public protests continued, however, and even members of the military participated. During the month of August 1988, as many as three thousand people were killed in demonstrations while peacefully exercising their rights of free association, expression and assembly.[(17)]

General Saw Maung, Chief of Staff and Minister of Defense, reasserted direct military control on September 18, 1988.[(18)] The newly formed SLORC proclaimed martial law, "declared its government to be extra-constitutional,"[(19)] suspended the 1974 Constitution, and dissolved administrative and legislative organs.[(20)] It announced an "open-door" economic policy, and promised political reform. For a short time, new political parties were allowed to form,[(21)] and allowed to register under Law 6/88, the Law on Associations.[(22)]

The SLORC declared its intention to transfer power to a civilian government, and conducted a largely free election in May 1990. Despite the arrest and detention of many of its candidates and party members, the opposition National League for Democracy (NLD) (led by its secretary-general, Daw Aung San Suu Kyi)[(23)] won 80% of the seats for a new legislative body. The SLORC, however, did not transfer power to the elected government, and the military has continued to rule with only minor personnel changes.

Instead of transferring power, the SLORC convened a "National Convention" in 1993 to draft a new constitution. The SLORC chose all the representatives for the Convention, but no more than 15% of them were people elected in 1990. The National Convention has met only intermittently since then, and it has not been convened at all since March 1996. The representatives to the National Convention are subject to severe restrictions on debate and discussion of the Convention's business. In 1995, the NLD representatives abandoned the National Convention to protest these restrictions.[(24)] The National Convention has concluded very little business beyond a set of "guiding principles" for the new Constitution. These principles guarantee that 25% of the seats in the new legislative assembly will be reserved for the military.

When the SLORC seized power in 1988, "a third of the country was still affected by the insurgencies and in vast ethnic minority areas central control was negligible."(25) One of the SLORC's priorities was a renewed assault on armed opposition groups. Particularly after the 1990 election, the SLORC stepped up its campaign along the borders with Thailand and China. From 1990 to 1992, Burma saw some of the heaviest fighting in the civil war that has existed since 1948.(26) In its campaign against opposition groups, the SLORC re-invigorated Ne Win's policy of "four cuts": cutting off their food, intelligence, funds and recruits. At the same time, the SLORC rapidly expanded the size of the Army from an estimated 190,000 troops in 1988 to over 300,000 by 1993.(27)

In April 1992, the SLORC called a halt to all military offensives,(28) and began direct talks and/or cease-fire negotiations with 17 of the armed opposition groups. By late 1994, 13 armed groups had reached cease-fires(29) with the SLORC. Two more armed groups reached cease-fires in 1995.(30) In January 1996, the SLORC agreed to a cease-fire with drug trafficker Khun Sa,(31) leader of the Shan Mong Tai Army. Most of the Mong Tai army lay down its arms, although splinter groups rejected the cease-fire. The SLORC has not yet concluded a cease-fire agreement with the Karen National Union (KNU), although the two sides have met at least four times.(32) The SLORC has continued to conduct offensives against the KNU in the meantime.(33)

In November 1997, the SLORC changed its name to the State Peace and Development Council (SPDC).(34) The four most senior members of the SLORC assumed equivalent positions in the SPDC. The other members are all regional military commanders. The elevation of regional military commanders to the SPDC appears to be evidence of continuing close military control, and suggests that the new name does not in fact signal a move to a more open regime.

HUMAN RIGHTS AND WORKER RIGHTS VIOLATIONS

Since the violent suppression of the pro-democracy uprising in 1988, there have been repeated reports of widespread human rights abuses throughout Burma. These include arbitrary, extrajudicial and summary executions, torture, rape, arbitrary arrests and detention, the imposition of forced labor on large sections of the population (including the practice of forced portering for the military), forced relocations, deprivation of property and other abuses. Many of these abuses are reported to have taken place in the context of military actions against armed opposition groups, and as part of the GOB's related strategy to undercut civilian support for the insurgents. The international community has consistently expressed its concern at the significant flows of refugees from Burma.

Freedom of expression, assembly and association are suppressed by the military regime with force. Political dissent is put down by arrest and the detention of opponents. From November 1995 to October 1996, for example, over 1,000 NLD supporters were detained.(35) The SLORC has closed schools several times since it took power in 1988, including most of the three-year period between 1988 and 1991. In late 1996, student demonstrations in Rangoon and Mandalay resulted in 609 people being detained, as well as the closure of all public education institutions, from primary schools to universities.(36) Universities remain closed at the time this report was written.

It has been widely reported that the Muslim population of Burma generally, and the concentrated minority of Muslim Rohingyas in Arakan State in particular, are actively discriminated against by the

Burman dominated army and the SLORC. In Arakan State, these citizens are subject to laws which closely restrict their movement.[(37)]

During 1991 and 1992, approximately 250,000 Muslim Rohingyas fled from Burma into Bangladesh. The U.N. High Commissioner for Refugees (UNHCR) subsequently signed a memorandum of understanding with the SLORC to coordinate the return of the Rohingyas. As part of that arrangement, the SLORC agreed with UNHCR to limit the amount of forced labor it would demand from Rohingyas in the first few months after they returned. Around 200,000 Rohingyas were repatriated from 1993 to 1996, although initial reports indicated that some were returned against their will. In spite of the agreement between SLORC and UNHCR, forced labor demands and other human rights abuses continued in Arakan State, and new waves of refugees fled to Bangladesh in 1996 and 1997.[(38)]

There has also been a sizeable flow of refugees across Burma's eastern border with Thailand. In January 1998, there were over 116,000 Burmese refugees in camps on the Thai-Burma border, the majority of them on the Thai side of the border.[(39)] Most of the residents of these camps are ethnically Karen, Mon, Karenni, and Tavoyan. Many Shan people have also fled into Thailand but they have not been allowed by the Thai government to establish refugee camps.[(40)] In addition to refugees, Burmese make up the overwhelming majority of Thailand's estimated 970,000 illegal workers.[(41)] The recent financial crisis in Asia has prompted the Thai government to consider ways to protect Thai workers from the downturn, including by repatriating illegal workers, and taking steps to discourage employers from hiring them.

NO RULE OF LAW

Basic elements of the rule of law have been missing from Burma's legal landscape for over 35 years. As one observer stated:

Decades of military rule in Burma have prevented the rule of law from taking deep root during the country's post-colonial history. The concept of the rule of law suffered a particularly severe blow with the accession to power of the SLORC. . . What is more, the few vestiges of constitutionalism and legality that remained at the time of the *coup* have all but been extinguished ...[(42)]

There is no legislative body composed of elected representatives. Members of the executive branch are not elected, and the judiciary is not independent of the executive.[(43)] The SLORC has declared at times that both the 1947 and the 1974 Constitutions have been suspended, yet at other times it has purported to rely on them.[(44)]

Burma's laws are vague and are generally inaccessible.[(45)] Since 1988, the GOB has issued new laws on occasion, usually in the form of announcements or declarations published in the country's newspapers. The SLORC has frequently declared that laws have been repealed and/or replaced.[(46)] In July 1991, SLORC formed the Laws Scrutiny Central Body,[(47)] which is apparently responsible for updating Burma's laws, but does not seem to publish reports of its operations. In the area of fundamental human rights, including basic worker rights, the problem of identifying Burma's laws are particularly acute, as the GOB frequently refuses to cooperate with the outside world. As one observer has noted:[(48)]

... successive military governments have often impeded access to vital information, especially in matters touching on the politically sensitive issue of human rights, so that the precise state of the law on such matters is often difficult to ascertain.[(49)]

U.N. CONCERNS OVER HUMAN RIGHTS ABUSES

Since 1992, the U.N. Commission on Human Rights has commissioned reports from a Special Rapporteur on the situation of human rights in Burma, who is responsible for following several issues: the transfer of power to a civilian government and the drafting of a new constitution, the lifting of restrictions of personal freedom, and the restoration of human rights.[(50)] The Special Rapporteur has summarized the international community's fundamental concerns in Burma:[(51)]

- Failure of the 1990 electoral process to reach its conclusion, and the SLORC/SPDC's failure to implement its commitment to a transfer of power to a civilian government.
- Continued detention of many political leaders, including elected representatives.
- Extremely serious human rights abuses, including "the practice of torture, summary and arbitrary executions, forced labor, including forced portering for the military, abuse of women, politically motivated arrests and detention, forced displacement, serious restrictions on the freedoms of expression and association, and the imposition of oppressive measures directed, in particular, at ethnic and religious minority groups."
- Continued fighting with opposition groups (despite some cease fires having been reached) resulting in flows of refugees to neighboring countries.[(52)]

The reports of the Special Rapporteur catalogue the many allegations of human rights abuses against the GOB, and call on the GOB to bring them to an end. The reports have urged the GOB to end the apparent impunity with which members of the military are alleged to carry out human rights abuses. Each report has reached the conclusion that the denial of democratic rights is the basic cause of other human rights abuses reported and has called for restoration of democracy as well as steps toward a transfer of power to the elected, civilian government. Each year since 1992, resolutions of the U.N. General Assembly and the U.N. Commission on Human Rights have endorsed the Special Rapporteur's conclusions and recommendations, and condemned Burma's human rights record.

Other special procedures of the U.N. Commission on Human Rights that have addressed the human rights situation in Burma include: the Special Rapporteur on Religious Intolerance,[(53)] the Special Rapporteur on Extrajudicial, Summary or Arbitrary Executions,[(54)] the Special Rapporteur on Torture,[(55)] the Special Rapporteur on the Sale of Children, Child Prostitution and Child Pornography,[(56)] the Secretary General's Representative on Internally Displaced Persons,[(57)] and the Working Group on Arbitrary Detention.[(58)]

In addition, the International Labor Organization (ILO), a specialized U.N. agency, has frequently denounced Burma's record in the area of worker rights. The ILO is the agency within the U.N. system with primary responsibility for all matters relating to the rights of workers and labor unions.[(59)] It sets international labor standards in Conventions (binding treaties) and Recommendations (advisory documents). Burma joined the ILO in 1948 and has ratified 21 ILO Conventions.[(60)] These include the Forced Labor Convention (No. 29) and the Freedom of Association and Protection of the Right to Organize Convention (No. 87), both of which are among the ILO's core human rights conventions. (61)

Over the past 40 years, the ILO has repeatedly condemned Burma's record of imposing forced labor on its people and denying them freedom of association, contrary to Conventions 29 and 87.(62) Burma has been called to appear before the ILO on many occasions, especially since the military coup in 1962, concerning the failure to fulfill its obligations under these conventions. Suppression of the pro-democracy movement in 1988 and heightened international concern in recent years have intensified the level of activity regarding Burma in the ILO. In 1996, the ILO sent a senior advisor on international labor standards from Geneva, at the GOB's request, to open a dialogue on freedom of association. The GOB canceled the mission at the last minute, while the advisor was already en route to Burma.(63) In addition, while the ILO Secretariat routinely provides technical assistance to member countries, it has not started any new activities in Burma since 1991 because of Burma's poor human rights record.(64)

The ILO Conference Committee on the Application of Conventions has adopted special paragraphs highlighting Burma's unacceptable application of Convention No. 87 in 1993, 1995, 1996, 1997 and again in 1998.(65) These paragraphs have deplored the GOB's continued failure to implement Convention No. 87 concerning freedom of association and its failure to cooperate with the ILO.(66)

In January 1993, the International Confederation of Free Trade Unions (ICFTU) submitted a complaint against Burma on forced labor, and a special sub-committee of the ILO's Governing Body concluded that Burma was violating its obligations under Convention No. 29.(67) In June 1996, 25 worker delegates to the ILO Conference filed a formal complaint under Article 26 of the ILO Constitution alleging Burma's non-observance of Convention 29. This led the ILO to establish a Commission of Inquiry to investigate the complaint--only the tenth Commission of Inquiry in the ILO's almost 80 year history. The Commission of Inquiry completed its report in July 1998,(68) and found that the GOB, the military and the administration "seem oblivious to the human rights of the people and are trampling on them with impunity." This report will be considered by the ILO Governing Body in November 1998.

In addition, since 1995 the U.N. Special Rapporteur has called on the GOB to cooperate with the ILO, and to comply with its obligations under Conventions 29 and 87. The Special Rapporteur has frequently commented that there is no freedom of association in Burma, and there are no independent unions. The Special Rapporteur has also drawn the GOB's attention to repeated allegations of widespread use of unpaid, forced labor throughout the country, and to allegations that gross human rights abuses are commonly alleged to be associated with the practice of forced labor.

CHAPTER 2

FORCED LABOR AND FORCED RELOCATIONS

INTRODUCTION

Since the SLORC/SPDC took power in 1988, there have been widespread reports that the GOB exacts forced labor from the civilian population, often in conditions accompanied by other brutal and systematic human rights abuses. Forced labor has reportedly been imposed upon many hundreds of thousands of people in Burma since the early 1990s. Under growing international pressure, the GOB appears to have somewhat reduced its use of forced labor since about mid-1996, although it appears to remain at levels higher than those prior to 1992/93 when the scale of forced labor increased most dramatically.

Forced labor in Burma takes many forms. People have been pressed into service as porters for army troops, and made to perform manual labor on infrastructure development projects including roads, railroads, dams, and canals. Military battalions apparently rely on local villagers as a labor force for work at their camps, and for commercial projects run for the private profit of military officers. Villagers forcibly relocated to new sites have sometimes become forced laborers. Forced labor has reportedly been used in connection with tourism development, and has allegedly been used in association with the construction of the Yadana natural gas pipeline project in Tenasserim Division. [69]

Burma's 1947 Constitution prohibited forced labor and involuntary servitude other than prison labor, [70] although the State was empowered to demand forced labor for public purposes on a non-discriminatory basis.[71] Two colonial era laws, the *Towns Act* (1907) and the *Villages Act* (1908) are still in force in Burma, and each provides for forced labor in violation of ILO Convention 29.[72] The ILO has repeatedly called for these laws to be amended or repealed. The GOB has stated that these laws are being redrafted, but no drafts appear to have been published. Although Burma's *Penal Code*, prohibits "unlawful" exaction of labor against a person's will,[73] this appears not to prevent the use of forced labor under the *Towns Act* or the *Villages Act*.

In addition to ILO Conventions 29 (Forced Labor, 1930)[74] and 105 (Abolition of Forced or Compulsory Labor, 1957)[75], other international human rights instruments which contain provisions relating to forced labor or slavery include: the Slavery Convention,[76] the Supplementary Convention on the Abolition of Slavery, the Slave Trade and Institutions and Practices Similar to Slavery,[77] the Convention for the Suppression of the Traffic in Persons and of the Exploitation of the Prostitution of Others,[78] the Universal Declaration of Human Rights,[79] and the International Covenant on Civil and Political Rights.[80] Burma is bound by the Slavery Convention, and has signed but not ratified the Convention for the Suppression of the Traffic in Persons.[81]

The ILO, the U.N. Special Rapporteur on Burma and the U.N. Committee on the Rights of the Child are among the international bodies which have strongly urged the GOB to end the practice of forced labor immediately. For example, the 1998 report of the U.N. Special Rapporteur observes that:

The well-documented reports, photographs and testimonies received by the Special Rapporteur lead him to conclude that ... portering and forced labor continue to occur in Myanmar, particularly in the context of development programmes and of counter-insurgency operations in minority-dominated regions.[82]

The ILO established a Commission of Inquiry concerning forced labor in March 1997, and its July 1998 report will be considered by the Governing Body in November 1998. The report of the ILO's Commission of Inquiry documents the widespread use of forced labor in Burma. The Commission states that its examination of the complaint revealed:

a saga of untold misery and suffering, oppression and exploitation of large sections of the population inhabiting Myanmar [Burma] by the Government, military and other public officers. It is a story of gross denial of human rights to which the people of Myanmar [Burma] have been subjected particularly since 1988 and from which they find no escape except fleeing from the country. The Government, the military and the administration seem oblivious to the human rights of the people and are trampling upon them with impunity. Their actions gravely offend human dignity and have debasing effect on the civil society.(83)

In view of Burma's "flagrant and persistent failure to comply" with Convention No. 29 on forced labor, the ILO Commission of Inquiry urged the Government to take the necessary steps to ensure:

a that the legislation be brought into line with the Convention without further delay, at the very latest by 1 May 1999;

b that in actual practice no more forced or compulsory labor be imposed by the authorities, in particular the military; and,

c that the penalties which may be imposed for the exaction of forced labor be strictly enforced, with thorough investigation, prosecution and adequate punishment of those found guilty.(84)

Under the ILO Constitution, the Burmese government has three months to inform the ILO whether it accepts the Commission's recommendations and if not, whether it proposes to refer the complaint to the International Court of Justice.(85) If Burma fails to carry out the recommendations, the Constitution further provides that the Governing Body may recommend to the ILO Conference "such action as it may deem wise and expedient to secure compliance therewith."(86)

THE GOB'S RESPONSE TO ALLEGATIONS OF FORCED LABOR

The GOB has responded several times to allegations of forced labor since 1991, particularly in diplomatic communications and reports to international organizations. It has responded, for example, to two complaints under the ILO Constitution, and to another from the European Union GSP Committee, all of which related exclusively to forced labor. On occasion, the GOB has commented on the U.N. Special Rapporteur on Burma's conclusions concerning forced labor. In general, the GOB has responded to two sets of allegations: allegations of forced portering for the military, and other allegations of forced labor.

The GOB denies that military porters are recruited against their will, or that they serve as forced laborers. It has repeatedly referred to the texts of the *Towns Act* (1907) and the *Villages Act* (1908) as the legal justification for military portering practices. The GOB's position has consistently been that porters are recruited in accordance with these laws, according to three criteria: they must be unemployed, they must be physically fit to work as porters, and a reasonable wage must be agreed before the work starts. Since at least 1995, GOB officials have stated that the *Villages Act* and the *Towns Act* are to be repealed, and/or that they have been redrafted, excluding the provisions which allow for the exaction of forced labor.(87)

The GOB denies allegations of all other forms of forced labor. It has responded a number of times that there is a tradition in Burma going back centuries, pursuant to which people voluntarily contribute labor in the belief that it is a noble deed. On some occasions, the GOB has described this as a Buddhist cultural tradition.(88) The GOB reported in 1993 that for the previous four years, local people had been voluntarily contributing their labor for the construction of roads and bridges.(89) and that there is no coercion involved.(90) These voluntary contributions, according to the GOB, should not be considered as forced labor.(91) The GOB newspaper has reported that "the people of Myanmar are always aware of these development projects and welcome them wholeheartedly, and they are willing to take part in them whether they benefit from it directly on [sic] not."(92) Since mid-1996, the GOB press organ, *The New Light of Myanmar*, has repeatedly carried articles on uncompensated labor, including statements by GOB officials admitting the GOB's reliance on "community service" for public infrastructure development, but claiming that this service has been voluntary.(93)

In 1995 the SLORC issued two secret directives concerning the practice of forced labor on development projects.(94) Directive No. 125(95) instructs all State/Division Law and Order Restoration Councils to stop using unpaid labor contributions in national development projects. It requires that "in obtaining the necessary labor from the local people, they must be paid their due share." Directive 125 also instructs the local authorities to "avoid undesirable incidents," so as not to cause "misery and suffering to the people in rural areas ...."

Directive No. 82(96) instructs the Yangon Division Law and Order Chairman and the Ministry of Agriculture "to stop the practice of obtaining labor from the local people without monetary compensation" in the construction of dams in Yangon division. The U.N. Special Rapporteur on Burma commented that as these directives were secret, they were not accessible either to the people to whom they applied, or to anyone trying to protect the rights of persons accused of breaking the laws.(97)

The GOB informed the European Union in 1996 that there are national level development projects in Burma, and that local authorities are also encouraged to carry out separate projects in their own regions.(98) The scale of the national level projects is so large, however, that the Government has "adopted the policy of self-reliance where the Government will provide the materials and expertise and the local people in turn participate and contribute their labor or cash."(99) The Ye-Tavoy Railway is among the national projects to which people have allegedly contributed their labor.(100)

The GOB advised the ILO in 1996 that most voluntary contributions of labor occurred in "locally initiated projects."(101) It also acknowledged that "some overzealous local authorities" had carried out these projects without paying wages for the labor, but an order was issued to overcome this problem.(102) The GOB similarly informed the European Union that "some of the people, without fully aware [sic] of the Government's genuine intention and commitment for the people, had expressed their displeasure at first."(103)

HOW FORCED LABOR IS EXACTED FROM THE CIVILIAN POPULATION

Most kinds of forced labor are imposed according to a typical pattern. The military commonly sends written orders to civilian officials or to village heads, demanding they provide a specified number of people to do forced labor for a particular period of time.(104) Usually the laborers must do an identified quota of work, such as clearing a certain amount of jungle where a road or railway is to be built.(105) Sometimes orders require a village to provide porters.

More random methods of exacting forced labor also appear to be common. It has been reported that many people who served as porters were abducted from places such as tea shops, video houses and train stations. It has also been reported that schools have been surrounded and students have been taken away to serve as porters. Porters are sometimes arrested directly by the soldiers who need them. (106) When the SLORC conducts military operations, demands for forced porters substantially increases, and military commanders are less discriminating about who they take. There have been reports of women and children, as well as men, serving as porters, and that porters range in age from 15 to 60.(107)

In the case of formal demands for forced laborers, it is generally up to the village headman to choose which families will work at which times, on a rotating basis. Many villages have implemented rotation systems to spread the burden of forced labor, under which each household sends workers for 15 days at a time. Because Burma is a primarily agricultural country, at important times in the crop cycle, adults, and particularly men, are required to stay and work in the fields. At these times, it is common to see women and children working as forced laborers.(108)

Sometimes, there is little alternative to providing forced labor when it is demanded, although formal payments of cash or food can sometimes be substituted for labor services, and informal payments or bribes to military officials may sometimes achieve the same result. If the villagers are not willing and cannot provide sufficient cash or in-kind payments in lieu of the labor demanded, they may have little choice but to flee the area.(109)

THE PRACTICE OF FORCED LABOR

The practice of forced labor in Burma allegedly takes various forms. The most notorious uses are forced labor for infrastructure development and portering for the military. The U.N. Special Rapporteur on Burma has commented that the worst human rights abuses of which he has been informed have occurred in the course of forced labor on development projects and in forced portering.(110) Forced labor has been used in a wide variety of infrastructure projects, including projects to support the development of Burma's tourism sector. The government-controlled press has regularly reported on infrastructure projects that were built with contributions of "voluntary labor." The military primarily uses civilians to serve as porters, but also requires them to support their operations in a variety of other ways. Forced labor has reportedly been used on the construction of facilities to support the Yadana natural gas pipeline, and civilians have allegedly been forced to serve as porters for soldiers providing security on the pipeline. In addition, many villages have been forcibly relocated by the military. Forced relocations have increased the GOB military's ability to exact labor from ethnic minority populations in border areas. The military's strategy of garrisoning these areas has generated demand for forced labor from the same people who have been forcibly concentrated near the garrisons.

I. Forced Labor on Infrastructure Development Projects

Forced labor is used in Burma for a wide range of infrastructure development projects including roads, railway lines, dams, canals, dikes and airfields.(111) The GOB has also reportedly used forced labor to maintain roads in rural areas of Burma.(112) A development project which has been widely reported to involve forced labor is the construction of a railway from Ye to Tavoy, in Tenasserim division. Tens of thousands of civilians have reportedly been required to provide forced labor on this project.(113) Other examples of forced labor projects include a road from Putao to Sumprabum in Kachin State, on which 3,000 people were reportedly made to work in late 1994,(114) and road construction in Arakan state.(115)

Forced labor has been reported from many parts of Burma, and it affects many ethnic minorities including the Rohingyas, Karens, Chins and Kachins.(116) Demands for forced labor on the Ye-Tavoy railway have led to large refugee outflows of ethnic Mon and Karen.(117)

Forced labor on construction projects consists of manual labor to dig ditches, build embankments, and lay roads, dams and railways. Villagers are forced to work long hours, and are given no food or water. Forced laborers almost invariably have reported that they had to take their own food to the worksite. In some cases they have little opportunity to rest, although in others they are simply left to fill their quota of work before they are allowed to return to their home. Some forced laborers have reported that they were required to stay overnight at their worksites if they were far from their home villages.(118) In these cases the villagers sometimes sleep on the roads they are building, or construct makeshift shelters in the surrounding jungle.

Gross human rights abuses during forced labor on development projects appear to be common-place. (119) There have been repeated reports that people forced to work on construction projects suffer beatings, torture and summary execution. The old and infirm are most vulnerable to physical abuse by soldiers, particularly if they stop to rest.(120) A woman was reportedly killed in Chin State, while working on the Pakoku-Kalemyo railway line, after she had stopped working twice to feed her young baby. All her relatives were also working, so they could not care for the child in the village.(121) Some women laborers have reportedly been raped at night by soldiers: a Karen woman from Kyaukkyi township who fled to Thailand reported she had been raped at knife point by an army sergeant who had been supervising her work detail while she dug ditches.(122)

Forced laborers receive no medical care, although they commonly suffer from disease, particularly at forced labor sites in areas where malaria is rife.(123) There have been reports of people dying while performing forced labor duties, for example as a result of embankments collapsing. In other cases, workers who have traveled long distances to forced labor projects have suffered because of climatic change.(124) Illness and mortality on forced labor projects appear to be increased by the tendency of households to send their least valuable laborers -- children, the elderly, women and the infirm -- to satisfy the forced labor quota. Because the state's requirements for labor contributions have been specified in terms of persons per household, households usually contribute their least valuable labor. Labor gangs working on roads have frequently consisted disproportionately of old women and young girls.(125)

The GOB has claimed that it accepts contributions of labor on development projects.(126) The use of forced labor in development projects was implicitly acknowledged by the SLORC in one of its "Secret Directives"(127) concerning the practice of forced labor. The GOB's published official statistics breaks down the costs of local development projects into state expenditures and "people's contributions."(128) The vast majority of the "people's contributions" to these projects are widely said to be in the form of uncompensated labor.(129)

The number of people who contribute their labor in Burma is so large that the value of their work in rural development projects has been reported in GOB budget figures. The government-controlled press regularly reported on projects that were built with people's contributions of labor until mid-1996. From these reports DOL has identified more than eighty infrastructure projects which were reported to have been built with contributions of voluntary labor, from a total of over five million persons.(130) These eighty projects may not represent the total number of projects which are alleged to have been, or are still using, forced labor.(131)

Forced Labor to Support Tourism Development

There have been numerous allegations since 1994 that the GOB has forced many thousands of people to contribute their labor to tourism development projects.(132) The GOB established a Ministry of Hotels and Tourism in 1992, which initially targeted Rangoon, Pagan, Mandalay and Inlay Lake (Taunggyi) as areas for tourism development.(133) At the time, poor infrastructure acted as obstacles to development in this sector including a shortage of hotel rooms, a lack of airports that could handle large aircraft, and an antiquated road system.(134) The Ministry of Tourism created a Tourism Development Management Committee in 1994. Together with other ministries, it launched an initiative to attract tourists to Burma in 1996 called "Visit Myanmar Year."(135)

There have been credible allegations that forced labor was used during the recent rapid development of tourism infrastructure.(136) The dredging of the Moat of the Golden Palace at Mandalay is widely reported to have been carried out with forced labor. Reports suggest that thousands of civilians were forced to clear the moat by hand.(137) This well-documented use of forced labor occurred directly across the street from a U.S. diplomatic facility. A related project which reportedly used forced labor is the construction of a ring road at Mandalay. The GOB has reported that the Mandalay ring road, moat renovation and related projects were completed with the "might and main" of 2.3 million persons contributing labor.(138) Many hotels and other tourists facilities which the GOB has built in more remote areas were also reportedly built with forced labor.(139)

As many as 30,000 people were reported to have labored at Bassein airport on a runway extension project.(140) The GOB has reported voluntary contributions of labor to the construction of Hanthawaddy(141) and Pathein airports.(142) Villagers were reportedly forced to clear Inlay Lake by hand, as part of work that appears to be related to a proposed tourist development at Moebye on the Biluchaung river.(143) Other large projects which apparently relate to tourism include a 50-mile road from Rangoon to Pegu,(144) and the highway from Rangoon to Mandalay. There are confirmed reports that improvements to the Rangoon-Mandalay highway involved substantial use of forced labor.(145)

The Scale of Forced Labor Used in Infrastructure Development

Both anecdotal and the limited statistical evidence available suggest that the burden of forced labor falls disproportionately on the rural population. Residents of major cities, such as Rangoon, seem less likely to be subject to forced labor, especially on infrastructure development projects although there have been reports that young men are sometimes taken from cities for military porterage. Accounts in the state press also tell of city "beautification" schemes implemented with uncompensated labor.(146) GOB statistics from 1997 indicate that 73% of the workforce lives in rural areas, and that 56% of the workforce is engaged in agricultural work (including hunting, forestry and fishing).(147) Although neither the GOB nor international agencies have made systematic efforts to collect data on the extent of forced labor in rural Burma, some data collected for other purposes provides at least fragmentary evidence of the overall situation.

As part of the repatriation of Rohingya refugees to Burma from Bangladesh, the U.N. High Commission for Refugees negotiated a Memorandum of Understanding with the GOB concerning the extent to which Rohingyas in the Arakan State would be subject to forced labor. According to the UNHCR:

[C]ompulsory labor continues to be a nation-wide practice in Myanmar. The UNHCR had intervened repeatedly on behalf of returnees being called for compulsory labor, and feels it has succeeded in reducing significantly the burden for the local population and returnees. The authorities have agreed [with UNHCR] to limit compulsory labor to a maximum of four days of work per family per month. (148)

Observations by non-governmental organizations indicate that the four days per family, per month measure was less a limit than a floor. Human Rights Watch Asia reported that during the dry season, the Rohingyas were forced to work on average "about one week a month and can sometimes be ten days or two weeks."[149]

By comparison, a study by the Danish chapter of Physicians for Human Rights found that Shan, Karenni and Karen refugees who fled to Thailand were forced to work an average of eight days per month during the year prior to their flight, with some reporting as much as twenty days forced labor per month.[150] Although these figures do not represent the extent to which the entire rural population has been subject to forced labor, it does indicate that forced labor has been so pervasive as to make the unpleasant conditions of a refugee camp in Thailand preferable to life in rural Burma.

The total number of people affected appears to reach easily into the hundreds of thousands, and perhaps millions, on various projects.[151] Human Rights Watch/Asia estimated in 1995 that at least two million people had been forced to work since 1992 on construction of roads, railways and bridges.[152] As noted, the *New Light of Myanmar* and its predecessor the *Working People's Daily*, have often reported that very large numbers of people contributed their labor to projects.[153] In 1997, the Karen Human Rights Group estimated that "close to half the population of the country -- at least 15-20 million people -- are involved in some form of labor for SLORC on a regular basis."[154]

The scale of forced labor is sufficiently large that the GOB budget, published in its *Annual Review of Financial, Economic and Social Conditions*, includes values for "people's contributions" to rural development works.[155] The GOB's tables presenting this data include the legend: "While the State is carrying out development works for rural areas where majority of population resided, public on its side have also been participating by contributing services, cash and materials." [156] [sic] The vast majority of the budgeted expenditures on rural development works go into "agricultural and land reclamation schemes," and road and bridge construction and maintenance.[157]

Table 1 shows the value of "people's contributions" reported by the GOB on its rural development works (158) from 1962 until 1996/97, in current kyat terms. As recently as 1987/88, the value of people's


"People's Contributions"
GOB Rural Development Projects


200
150
100
50
0
Kyat/millions
62
74
82
85
88
91
94
97
Fiscal Year Ending

Table 1: Value of "People's Contributions" for rural projects. Source: Table 36 of the Union of Myanmar's Review of The Financial, Economic and Social Conditions for 1996/97 (Figures for FY 95-96 and 96-97 are not final).

contributions in rural development projects was 5.5 million kyats. In current kyat terms, the value of "people's contributions" to rural development projects, evaluated at GOB shadow prices(159), rose from 8.9 million kyat in 1989/90 to 186.9 million kyat in 1995/96, but fell to 146.8 million kyat in 1996/97. In real terms, this represents roughly a seven-fold increase at an average annual rate of 33% from 1989/90 to 1995/96, followed by a 29% decline in 1996/97. The most dramatic increase in these values occurred between 1992/93 and 1993/94, when the current value of people's contributions jumped from 18.8 million kyat to 163.2 million kyat.(160) The 1993/94 value of people's contributions accounted for more than 50 per cent of total expenditures on rural development works.(161) The market value of people's contributions to rural development projects appears to have increased about twenty-five fold, from 1989/90 to 1995/96, at an average annual rate of 59%, before declining by 19% in 1996/97.(162) The decline in forced labor since 1996/97 is apparent only for physical infrastructure projects in central Burma.(163) Forced labor in ethnic minority areas along Burma's borders, including various forms of forced civilian labor for GOB military units, may have increased since 1995, as the growing GOB military has garrisoned large border areas previously controlled by the armed forces of ethnic groups and/or other opposition groups.(164)

GOB data do not specify how the values for people's contributions of labor are derived. (165) People's contributions of labor are uncompensated, so the value cannot reflect any amount of payment. In developing an estimate of the value of their contributions, the U.S. Embassy in Rangoon calculated people's contributions at a "shadow price," equal to the GOB official rate for day labor which has been 20 kyats since 1993.(166) The market rate for rural dry season day labor is usually much higher: it increased from 60 kyats in 1994/95 to 80 kyats in 1996/97.(167) The Embassy estimated that if people's contributions were valued at the market rate, the ratio of state expenditures to people's contributions for the period 1993/94 through 1996/97 was approximately three to one.(168)

The GOB also uses "people's contributions" on regional and national physical infrastructure construction projects.(169) These include road, railroad, irrigation and embankment construction, renovation and improvement projects.(170) It appears that "people's contributions" represented the same proportion of inputs to regional and national projects as they did to rural development works, at least through 1993/94.(171) (By 1996/97, a much higher proportion of work on regional and national projects was being done with capital equipment such as bull dozers than on local projects, where uncompensated people's labor was still a high proportion of inputs.)(172)

The U.S. Embassy estimated the market value of people's contributions to national and regional development projects, on the assumption of the same three to one ratio of state contributions to people's contributions it had estimated for rural development works.(173) It then added these estimated values to the GOB's declared budget values for people's contributions in rural development works, to calculate the approximate share of GDP represented by the market value of uncompensated labor.(174) According to these estimates (after allowing for the increasing use of capital equipment in national and regional projects), the market value of uncompensated people's contributions used by the

GOB in public works was estimated to have been equivalent to about 3% of recorded GDP in 1993/94, 4% in 1994/95 and 7% in 1995/96.(175)

The U.S. Embassy also translated the economic data into estimated equivalent numbers of working days. Based on the same assumption that there is a three to one ratio of state contributions to people's contributions in regional and national development projects, the total value of people's contributions (calculated at the government price for day labor of 20 kyats), implies as many as 660 million person days (176) of uncompensated labor in 1993/94, and as many as 1,270 million person days of labor in 1994/95.(177)

The U.S. Embassy in Rangoon reports, based in part on inferences from published GOB economic data, that the amount of forced labor exacted for large infrastructure projects has declined from the peak it reached in 1995-96. This appears to be due to GOB purchases of earth-moving equipment, which have been used on projects instead of forced labor.(178) Soldiers appear to have replaced forced laborers on railroad construction; although not on road and irrigation projects.(179) The Chairman of the SLORC announced in June 1997 that military labor should be used on the full range of public works projects, not just railroads.(180) Previous announcements such as this have not always led to continued use of soldiers instead of forced laborers.(181)

The apparent reduction in the use of forced labor and the increase in the use of soldiers in central Burma appears to have had at least one unfortunate side effect for some villagers: it has been reported that villagers have been forced to contribute food, firewood and other goods and services to the soldiers doing the work.(183)

II. Forced Labor to Support Military Operations

Forced portering to support military operations is the most notorious use of forced labor. Civilians have been conscripted to serve as military porters from all States and Divisions in Burma.(184) People have been forced into service as porters at all ages; men, women and children are all reported to have worked as porters.(185) Some people have served as forced porters repeatedly. Amnesty International reported the case of a man who claimed that he was forced to serve as a porter as many as 10 times in one year, for periods ranging from 10 days to two months. Eventually he fled Burma.(186)

Porters usually carry supplies for soldiers on regular patrols, and the Burmese military almost never travels without them.(187) During campaigns against ethnic opposition groups, porters have often been forced to go to the very front lines of combat.(188) Although unarmed themselves, they have been placed at the head of columns to detonate mines and bocby traps, and to spring ambushes.(189) Another disturbing aspect of forced portering is the practice of sometimes using civilian porters as human shields.(190)

The Special Rapporteur on Burma reports that some of the most serious human rights abuses have occurred in the context of forced portering.(191) Soldiers commonly beat porters with sticks and rifle butts if they cannot continue to work.(192) Most porters are subject to physical abuse from the moment they are pressed into service, and many have witnessed other porters being killed by the troops they served.(193) At night, men and women porters are separated from each other, and it has commonly been reported that women porters have been repeatedly raped by SLORC soldiers.(194)

Porters are forced to work for long hours without sufficient food, water or rest.(195) Porters suffer a wide range of injuries and illnesses, including wounds received in battle, or while sweeping for mines or carrying heavy loads.(196) Despite this, porters rarely receive medical attention. Porters who can no longer work are often either abandoned without medical care or assistance,(197) or executed.(198)

Forced Labor in Construction and Maintenance of Military Facilities

In addition to forcing civilians to serve as porters, military battalions often require villagers to provide labor in other areas. Villagers were reportedly forced to work on the construction of military barracks at Heinze Island(199) and for the border police in Arakan State.(200) They are also forced to provide sentry duty, dig trenches, erect fences, maintain or clean barracks, repair roads between military camps, look after livestock, dig bunkers, clean latrines and wash soldiers' uniforms.(201)

Forced Labor for Commercial Ventures to Benefit Military Officers

Commanding officers of military battalions have reportedly been involved in a variety of their own private commercial ventures, including shrimp cultivation, paddy and fish-pond operations, tree-planting, timber cultivation, rubber plantations, rice farming and brick making.(202) Local villagers have been required to work in these enterprises as forced laborers. The U.S. Embassy in Rangoon has reported cases involving whole villages of people forced to cultivate and harvest crops to feed local military garrisons. In many cases, the cultivated land was also confiscated from villagers by the garrison.(203) As many as 13,000 Karens were reportedly forced in 1995 to work without pay on a large rubber plantation, and in the construction of a dike for shrimp farming operations.(204) Commercial ventures operated by the military are frequently reported to be funded by the exaction of "porter fees" imposed on local villages.(205)

III. The Yadana Natural Gas Pipeline

The most controversial infrastructure development project in Burma is the Yadana natural gas pipeline because of repeated allegations that the GOB has used forced labor, and that troops providing security have used forced porters, on a project which includes several international oil companies as investors.(206) Additional allegations include forced relocations of villages near the pipeline and claims that the Ye-Tavoy railway, on which the GOB is widely acknowledged to have used forced labor, bears some relation to the Yadana project.(207) The U.S. Embassy has reported that the Ye-Tavoy railway is being constructed in order to facilitate Burmese army operations in the pipeline area because the existing highway's utility was limited during the wet season.(208) It also reported that "during the past two years, diverse press and Internet reports, often based on refugee sources in Thailand, repeatedly alleged that this extension of the GOB rail is being built with an amount and harshness of forced labor that is unusual even by contemporary Burmese standards."(209) Construction purportedly took place twenty-four hours a day during the dry season.(210)

The oil companies vigorously deny that forced labor has occurred on the Yadana project and maintain that there is no connection between the pipeline and the Ye-Tavoy railroad.(211) The GOB, which has acknowledged using uncompensated labor to construct at least one other gas pipeline project.[(212)] calls allegations of forced labor on the Yadana project "totally unfounded."[(213)]

Background

In 1982, large natural gas deposits that were to become known as the Yadana field were discovered in the Andaman Sea, approximately fifty miles south of Burma's Irrawaddy Delta region.[(214)] Thailand's demand for energy and a desperate revenue shortage in Burma led the GOB to consider developing this resource in the late 1980s.[(215)] The GOB solicited commercial support for a proposal to construct a pipeline that would deliver natural gas from the offshore Yadana field to Thailand, across southern Burma's Tenasserim Division.

In late 1991, the GOB reached a preliminary agreement with the Petroleum Authority of Thailand to deliver gas from the Yadana field to Thailand.[(216)] Insurgencies along much of the southern part of the Burmese-Thai border posed serious security risks to the proposed route.[(217)] At the time, the World Bank advised that the pipeline be rerouted "away from the Burmese-Thai border where conflicts between Rangoon and the minority Karen group still continue."[(218)]

Although several alternative routes were considered,[(219)] Burmese and Thai authorities agreed by mid-1992 that the pipeline should follow a route similar to the one originally proposed.[(220)] The route ultimately chosen crosses the Thai-Burmese border at Nai Ei Taung where less than 40 miles separate the Thai border from the Andaman Sea. Ethnic insurgents have held much of the inland hills along that border since Burma's independence in 1948.[(221)]

Because Nai Ei Taung and the Zinba River valley below it were inhabited by ethnic Karen and had been held by the Karen National Union (KNU) since the 1960s, the chosen pipeline route required the GOB to assert effective military control over the region before construction across the inhospitable terrain could begin. Improved logistical and transportation infrastructure was needed to establish such control in the region, as the only means of transportation along the coastal plain other than dirt "bullock-cart" tracks was one spottily paved road running north-south.[(222)]

In July 1992, the French oil company Total signed a production-sharing contract with Myanmar Oil and Gas Enterprise (MOGE), Burma's state-owned oil production company, for evaluating, developing and producing gas from the offshore Yadana field.[(223)] The U.S. company Unocal joined the project as a co-venturer in January 1993, and the national oil company of Thailand, the Petroleum Authority of Thailand Exploration and Production Public Company, Ltd. (PTTEP) joined the project in early 1995.[(224)] The pipeline is to be 36 inches in diameter throughout its 416 mile length, which includes 215 miles underwater in the Andaman Sea, 39 miles overland in Burma, and 161 miles in Thailand.[(225)] The project is scheduled to begin delivering gas in 1998[(226)] and is expected to raise approximately $164 million per year from gas sales alone.[(227)] Estimates of the GOB's total revenues including dividends and taxes on the project range as high $400 million per year.[(228)]

Allegations of Forced Labor on the Pipeline and Associated Facilities

Allegations of human rights abuses, particularly of forced labor in the construction of the pipeline and associated infrastructure, have been vigorously denied by the oil companies. They have stated that all workers on the project were not hired by the army and that they were voluntary employees who were paid well for their work. The oil companies have also emphasized their role in the development of local communities along the pipeline route.(229)

Although expatriate staff were recruited to build the actual pipeline itself, evidence suggests that Burmese nationals built the majority of support facilities for the pipeline including:

-- the pipeline center (PLC), or base camp, with about 60 buildings to house expatriates and Burmese nationals, completed in October 1995.(230) The PLC is surrounded by layers of chain-link barbed fences separated by "a clear field of fire" with two underground bunkers in the center of the camp;(231)

-- A dirt landing strip near the PLC, completed in January 1996;(232)

-- A temporary logistical base or "flying camp" to support construction that was accessible only by air, located near the mid-point of the pipeline;(233)

-- A jetty on the western bank of the Heinze River estuary, just north of the PLC;(234)

-- At least a dozen helipads, including two at the base camp.(235)

According to Unocal, "The Total affiliate, as project operator, is responsible for all day-to-day operations relating to the pipeline, including hiring all labor . . . The Government of Myanmar does not provide or arrange for personnel to work on the pipeline."(236) However, during a January 1996 visit to the pipeline, an Embassy officer reported that, "Total officials stressed that Total pays these local workers directly, *even though they are hired by the army*."(237) The Embassy added that Total's own briefing materials indicate that, between February, 1995 and mid-January, 1996, 463 villagers were "hired" by Burmese Infantry Battalions (I.B.) 273, 401, 403, 407, and 409 and quartered in those battalions.(238) The same Total briefing materials indicate that Total supplied weekly a food ration to the villagers "in the batallions."(239)

Refugees interviewed by the Karen Human Rights Group claim that they were forced to build project facilities including: a helipad near Migyaunglaung used by civilian helicopters transporting westerners and construction supplies;(240) and barracks for I.B. 408 between Kanbauk and Ohnbinkwin.(241) These refugees were also allegedly forced to collect porter fees for "pipeline loke-are-pay"(242) by I.B. 404 at Hpaung Daw.(243) Human Rights Watch and other groups have reported similar interviews with individuals claiming they were forced to clear sections of the pipeline corridor or to build other facilities to support the pipeline.(244) The Embassy reports that the work was being performed in an area that poses a significant risk of harm to the workers. According to the Embassy's report, on March 8, 1995, five Burmese nationals contracted by Total to survey the pipeline route were killed in an ambush conducted my members of the main Karen insurgent group. The attack took place only about two kilometers north of the base camp.(245)

In January 1996, a Singapore-based Unocal official responsible for monitoring the treatment of workers on the pipeline told an Embassy officer that laborers were paid directly by Total and "that the rate at which these workers run away has decreased sharply since the start of the project."(246) By definition, workers can cease voluntary laborer when they desire to change jobs or cease working altogether. The statement that workers on the project had to "run away" may constitute an acknowledgment that at least some persons worked under coercion.

Although reports of forced labor related to security operations continue to emerge, most evidence of forced labor used on construction of the pipeline and associated facilities covers the period prior to late 1996. Both Embassy reports and the Total documents to which they refer lend credibility to refugee accounts of forced labor on pipeline project facilities during this timeframe, and a survey of allegations published by various human rights groups reveal few allegations of forced labor on project facilities after 1996. The decline in reports of forced labor past that date is consistent with observations of U.S. Embassy personnel in February 1998[(247)] and a Unocal-sponsored fact finding mission in early 1998.[(248)]

Forced Labor Allegations Related to Pipeline Security

Human rights groups and ethnic opposition groups have reported a significant increase in the number of Burmese army battalions stationed in the pipeline area since 1993,[(249)] suggesting that the purpose of this buildup was to provide security for the pipeline.[(250)]

While the pipeline was under construction, a military facility was built on Heinze Island which is allegedly used to provide off-shore security for the pipeline.[(251)] The U.N. Special Rapporteur on Burma reports that the military ordered 200 civilians to go to Heinze Island for two weeks in May 1995 in order to clear ground, build a helicopter pad and construct several buildings. The civilians did not receive any compensation for their work and had to pay the fuel bill for the boat that took them to the island.[(252)] Troops in the area have also been accused of forcing civilians to build army bases[(253)] and of pressing local villagers to serve as porters and provide other support for their security operations.[(254)]

The Embassy reported that there is no free egress from the Total base camp: "The camp has three chain-link perimeter fences topped with barbed wire. The two interior fences are about five meters apart. The exterior fence is separated from the others by a clear field of fire, possibly mined, about 20 meters wide. In the center of the camp are two underground bunkers. A squad of Burmese army infantry and another of local-national Total security personnel were stationed at the dual gatehouses of the compound's only entrance."[(255)]

It is possible to identify the specific battalions that provide security for the pipeline through the report from a 1996 visit to the pipeline by a U.S. Embassy officer[(256)] and a Burmese army map photographed during a January 1998 tour of the pipeline by a reporter for the San Francisco Chronicle.[(257)] A comparison of the two documents indicates that as of 1996, five battalions (I.B.s 273, 403, 404, 408 and 409)[(258)] were assigned to the area. The map indicates that the location of these units directly on the pipeline corridor remains basically unchanged, however, the number of battalions stationed directly along the route has increased to six, with two other battalions operating just above and below the corridor.[(260)] The 1998 map indicates that the battalions currently providing security for the pipeline are I.B.s 273, 282, 401, 406, 407, 408, 409 and 410. The presence of these battalions is consistent with reports by NGOs and opposition groups in the area.

Refugees interviewed by Amnesty International and other groups have identified many of the same battalions identified by Total as having "hired" civilians to work on infrastructure development projects and serve as military porters in the area of the pipeline.[(261)] Transcripts of interviews published by the Karen Human Rights Group include similar allegations of forced labor and forced portering.[(262)] The U.N. Special Rapporteur for Human Rights in Burma has received accounts of abuses by these units from refugees fleeing Ye Pyu Township, who claimed that soldiers from I.B. 408 conducted several executions in August 1994.[(263)] The Special Rapporteur also received allegations that troops from I.B. 410 raped five women from Ta Yoke Taung village in Ye Township.[(264)]

Forced Relocations along the Pipeline

Burmese army units have also allegedly relocated villages in the area of the pipeline.[(265)] Officials from the oil companies, while not denying charges that the GOB forcibly relocated villagers, have told U.S. officials that "such relocations were without the direction and knowledge of the oil companies."[(266)] A Unocal brochure claims that "since the production-sharing contract was signed in 1992, no villages in the vicinity of the pipeline have been relocated."[(267)]

Credible evidence exists that several villages along the route were forcibly relocated or depopulated in the months before the production-sharing agreement was signed.[(268)] Villagers in the vicinity of the pipeline told U.S. Embassy officials of relocations that occurred in 1991.[(269)] Several villages close to the pipeline were ordered to relocate and their residents either fled to refugee camps or complied with the relocation order.[(270)] Residents of one village told U.S. Embassy officials that their village was ostensibly relocated for security reasons, but that with the assistance of Total, they were able to petition the government to allow them to return.[(271)]

The Electrical Generating Authority of Thailand paid for an advertisement in the Bangkok Post in 1995 that stated, "Myanmar has recently cleared the way by relocating 11 Karen villages that would otherwise obstruct the passage of the gas resource development project."[(272)]

The Ye-Tavoy Railway

The nearly completed Ye-Tavoy railway will run from north to south for 110 kilometers between the coastal towns of Ye and Tavoy and will cross the pipeline, which runs from east to west, near Kanbauk. As indicated above, the U.S. Embassy in Rangoon noted widespread reports in 1996 that the Ye-Tavoy railway was being built "with an amount and harshness of forced labor that is unusual even by contemporary Burmese standards."[(273)]

Although there is no evidence that suggests the railway was designed to support actual construction of the pipeline, Embassy reports have suggested that military operations, including pipeline security, could be facilitated by the railway.[(274)] There is evidence that the original route of the railway reflected military, rather than economic or engineering properties. Embassy reports described road access to the pipeline area during the wet season as "limited" and noted that "pipeline security could be materially facilitated by the railway now under construction between Ye and Tavoy."[(275)] The urgency of building the railway, which at one point involved 24 hour construction by forced laborers,[(276)] and the fact that the railway was scheduled to become operable at approximately the same time as the pipeline, suggest that the military placed a high priority on access to the pipeline provided by the railway.

The only merit to the original route of the railway was that it gave the military full access to areas where armed opposition groups traditionally operated -- the rainforest hills along the Burmese-Thai border. The original route bypassed local population centers and was abandoned after being washed out twice by rainwater flowing down the sides of the hills during the annual monsoons. The railway was then rerouted through flat lands closer to population centers further west, although the U.S. Embassy noted that the new route "may be less useful in combating insurgents from the rain forest to the east."(277)

Conclusions

The preponderance of available evidence warrants several conclusions about the use of forced labor on the pipeline project. For the early phases of the Yadana pipeline project, refugee accounts of forced labor appear to be credible in light of Embassy reporting about the pipeline and the Total documents to which it refers. These sources indicate that Total relied extensively on manual laborers recruited by the army during the early phases of the project through at least January 1996, including the construction of infrastructure to support subsequent pipeline construction. These workers were housed and fed in army battalions, but were paid "market wages" directly by Total officials. This does not prove that Total used forced labor on the pipeline, but it is consistent with and lends substantial credibility to the refugees' allegations. At the very least, Total's documented practice of using manual labor recruited by the army and quartered in army battalions demands explanation. The ILO's Commission of Inquiry looked at the allegations of forced labor associated with the pipeline and Total's denials, and generally concluded that it could make no finding as to the conflicting evidence presented because the Commission was denied access to Burma.(278)

In any event, by 1998, in the final stages of the project, it appears Total had stopped using manual labor recruited by the army, as is indicated by Embassy Rangoon reporting based on visits to the pipeline sites by Embassy staff. This is consistent with 1998 Total/Unocal public relations documents stating that the Yadana project does not use labor recruited by the army.

The urgency of building the Ye-Tavoy railway, which at one point involved 24 hour construction by forced laborers in 1996,(279) and the fact that the railway was scheduled to become operable at approximately the same time as the pipeline in 1998, suggest that the military placed a high priority on access to the pipeline provided by the railway and that there is some relationship between these two projects.(280)

Although the on-shore segment of the pipeline is now complete, allegations of forced labor related to it continue to emerge.(281) Some reports suggest that forced labor is used to build support facilities integral to the operation of the pipeline, others that forced labor is used to support operations of the military. The U.S. Embassy notes that "given the high priority the regime has attached to pipeline security, reports of an enlarged military presence and the potential for forced porterage and forced labor to support the expanded military presence in the region are plausible."(282) Because the GOB has refused to permit independent observation of the area,(283) and because transportation to the corridor can only be facilitated by the oil companies which can provide access to the necessary helicopter transportation,(284) it remains impossible to verify or refute these current allegations.

OTHER FORCED RELOCATIONS

Forced relocation of villagers in Burma started before 1988, but it appears to have escalated significantly since then. In some areas it has increased significantly since 1996.(285) Forced relocations take two forms: as part of urban redevelopment programs, or in the context of counter-insurgency campaigns.(286) Thus, both rural and urban people are affected by forced relocations.(287) Estimates of the number of people moved since 1988 vary from 100,000(288) to 1.5 million.(289) Forced relocations are a common contributing cause of refugee flight.(290)

People are usually ordered to relocate by troops, and commonly receive only a week or ten day's notice that they must move. In some cases villagers have reported that they were told they would be shot if they did not comply with the order. Villagers are not compensated for their property when they move.(291) Villagers must take all their possessions, but often there is insufficient time to move them, and soldiers confiscate them. The areas to which villagers are forced to relocate are commonly ill-prepared, if at all. Villagers must buy or build new accommodations on arrival, and there are often no facilities for water, sewage or health care.(292) The relocation sites are often tightly controlled by the military, and in some cases villages have reportedly been required to seek passes to leave the site and return.(293)

As noted, forced relocation occurs either as part of urban redevelopment, or in association with counter-insurgency campaigns. Villagers are usually required to relocate to specific sites. It has been reported that villagers have then been subjected to forced labor. It does not appear that the reason villagers are relocated is to create available pools of forced laborers. It is possible, however, that the locations to which villagers have been moved were selected for their proximity to projects on which forced labor was subsequently used.(294) Villagers in Taungoo District were reportedly ordered to move to "Army labor camps" after January 1996.(295) Shan and Karenni refugees interviewed by DOL reported that they were ordered to vacate their villages and to move to specific camps, which also served subsequently as forced labor sites.(296)

Relocations have occurred in many parts of Burma, particularly in the Kachin, Karen, Kayah (Karenni), Mon and Shan States.(297) Forced relocations have also taken place in Arakan Sate, where they may have been motivated by a desire to alter the ethnic balance by moving the Muslim Rohingyas.(298) Forced relocations have also occurred in the Tenasserim Division. Five villages in the Kywe Thone Nyi Ma village tract, of Ye Pyu Township, were reportedly ordered to move in February 1997.(299)

Kayah (Karenni) State has been particularly affected,(300) as have the central and southern parts of Shan State, where "[a]lmost every village away from towns and major roads has reportedly been forced to move."(301) The U.S. Embassy in Rangoon has reported that in this area "tens of thousands of villagers have been displaced or herded into the equivalent of 'strategic hamlets.'"(302) Six hundred villages in central and southern Shan State were reportedly ordered to relocate in June 1996, affecting 20,000 people.(303) More recently, Amnesty International estimates that at least 300,000 people in the Shan State have been forced to flee their homes in the past two years, some having been relocated three or four times.(304) One hundred villages in Kayah State were reportedly ordered to relocate between April and June 1996,[305] and 98 villages in Karen state were reportedly forced to relocate in June 1996.[306]

Rohingya villagers from many townships in Arakan State have been forced to relocate to Maungdaw and Buthidaung. Thousands were forced to relocate between July 1994 and February 1995.[307] Buddhist Rakhine villagers in Mrauk-Oo, Arakan State were reportedly relocated in March and May 1996.[308] Three thousand Muslim villagers were ordered to move from their homes in Pike Thee village tract in March 1995.[309] Human Rights Watch/Asia and Refugees International have reported that orders to Muslim villagers to relocate from Kyauktaw to Maungdaw and Buthidaung may have been the cause of some refugee flight to Bangladesh in early 1997.[310]

There have been reports that forcibly relocated villagers have then been subjected to demands for forced labor. In some cases, relocated villagers have reportedly been forced to work on construction projects.[311] The U.N. Special Rapporteur reported in 1997 that refugees he had interviewed in Thailand had been subjected to forced labor while living in relocation camps. One member of each family was required to do work for the military, such as building its compounds. Other tasks the villagers had to perform for the military included guarding the relocation site, cleaning the military compound, or building fences.[312]

CHAPTER 3

FREEDOM OF ASSOCIATION AND THE RIGHT TO ORGANIZE AND BARGAIN COLLECTIVELY

INTRODUCTION

Freedom of association, the right to organize and the right to bargain collectively, are protected by many international human rights instruments. ILO Conventions 87 (freedom of association and protection of the right to organize)[313] and 98 (right to organize and collective bargaining)[314] are the core ILO instruments protecting trade union rights.[315] The Universal Declaration of Human Rights,[316] the International Covenant on Civil and Political Rights,[317] and the International Covenant on Economic, Social and Cultural Rights also protect these freedoms.[318]

Burma ratified Convention 87 in 1955, and is bound as an ILO member to apply the principles of freedom of association.[319] Burmese laws in place which should protect these rights are inconsistent with international standards, and are ignored in practice. There are no independent labor unions, and there is no right to collective bargaining. Workers who try to form or join unions in Burma are liable to be arrested and jailed, and may be tortured. Burmese seafarers who contact international unions over their working conditions are harassed and punished, including by having their right to work at sea and their passports revoked. Largely because there are no independent unions in Burma, there is no collective bargaining in the country. Military and civilian authorities intervened during a recent case of labor unrest in the apparel sector, the largest source of imports to the United States from Burma.[320]

THERE ARE NO INDEPENDENT LABOR UNIONS, IN LAW OR IN PRACTICE

Several Burmese laws relate to freedom of association and union organizing, but each is inconsistent with Convention 87 and none is applied in practice. The *Trade Unions Act* of 1926 inhibits organizing[(321)] and restricts the choice of union officials.[(322)] The 1964 *Law Defining the Fundamental Rights and Responsibilities of the People's Workers' Councils*[(323)] established a compulsory, hierarchical system of people's workers' councils under the direction of the BSPP.[(324)] It was amended in the 1970s to *allow* workers to join a union, but it required all workers to join a *single* union, the Asiayone, which the BSPP established and controlled.[(325)]

The Asiayone was disbanded after the SLORC took power, but neither the *Trade Unions Act* 1926 nor the *Law Defining the Fundamental Rights and Responsibilities of the People's Workers' Councils* was repealed. According to the GOB, a re-drafted version of the *Trade Unions Act* was reviewed by the Attorney General in 1994, prior to approval by the Laws Scrutiny Central Body.[(326)] It appears that no draft has been published. A GOB Ministry of Labor publication explains the legal situation this way:

Due to dismantling of Workers Asiayone (Labor Union) after the advent of the State Law and Order Restoration Council in 1988, at the moment there are no Trade Unions in Myanmar. This has been pointed out at the ILO Annual Conferences. However, a new Trade Union Law is being drafted to replace the existing one. The technical assistance of the ILO has been sought in this regard.

At the present time, in place of Trade Unions, Worker Welfare Committees have been formed throughout Myanmar. These Welfare Committees consist of managers and workers' representatives [sic]. They look after the welfare of workers.[(327)]

As noted previously, the ILO has condemned Burma's record of denying freedom of association, contrary to Convention 87, for over 40 years. This criticism increased after the military coup in 1962, and intensified even more following the GOB's suppression of the pro-democracy movement in 1988.[(328)]

In 1966, the ILO Committee of Experts[(329)] repeated observations it had voiced previously that the *Trade Unions Act* is inconsistent with Article 2 of Convention 87 which guarantees the right to establish unions without previous authorization. The Committee noted that the requirement for a union to have 50% of the employees is a major obstacle to a union "furthering and defending the interests" of its members. It would also result in prohibiting the establishment of a new trade union whenever one union already existed in an establishment.[(330)]

The ILO commented further in 1971 that the *Trade Unions Act* establishes a compulsory system for worker representation and concluded that Convention 87 "has ceased to be applied in practice."[(331)]

After several more years of similar criticisms by the ILO, the GOB responded in 1989 to both the Committee of Experts and the Committee on Application of Standards of the ILO Conference that major political changes were under way in Burma. In particular, the GOB claimed that the former single-party system was in the process of being transformed into a multi-party system. The GOB thus concluded that there was no point in responding to the ILO's requests for information about steps taken to implement Convention 87 as the situation [denial of freedom of association] no longer existed.[(332)]

The GOB reasserted these claims to the ILO Conference in 1991 by stating that with the abolition of the one-party political system, the unitary trade union structure had automatically become defunct.[(333)] The Conference Committee on the Application of Standards took note of assurances made to the ILO that the GOB was committed to a process of change in the country's legislation that would guarantee trade union rights. The Committee recalled that previous such assurances had not been realized and consequently "expressed its deep concern and firmly urged the GOB to adopt, in the very near future, the necessary measures in legislation and practice to guarantee to all workers and all employers without any distinction and without prior authorization the right to organize even outside the existing trade union structure should they so wish."[(334)]

The ILO supervisory bodies again expressed their regret in 1994 that, despite assurances made by the GOB to the effect that it was involved in the process of changing legislation in order to guarantee trade union rights, no tangible signs of improvement had been observed.[(335)]

In 1995, the ILO Committee of Experts recalled that, "it has been commenting upon the serious incompatibilities between the GOB's law and practice, on the one hand, and the Convention, on the other hand, for 40 years." In turn, the 1995 Conference Committee expressed concern that the GOB had not acted on the observations of the Committee of Experts over many years and that no trade unions in the true sense of the term existed. It urged the GOB to adopt, as a matter or urgency, the necessary measures.[(336)]

The Conference Committee noted in its 1996 report that the GOB representative only repeated, as in previous years, the Burmese Government's intention to implement Convention 87 without specifying any tangible developments. The Committee "deeply regretted the fact that very serious and persistent violations of the fundamental principles of the Convention were continuing in Burma." The Committee observed that there are "no trade unions in the country whose objective is the defense and promotion of the interests of workers in the sense of Convention 87."[(337)]

The Committee of Experts once again expressed its "profound regret" in 1997 that the GOB representative to the ILO had only repeated what had been said over previous years without being able to indicate that any specific positive developments had occurred in law or practice.[(338)] Likewise, the Conference Committee deplored the total absence of progress in the application of the Convention.[(339)]

Despite the intense interest and criticism of the ILO supervisory bodies relating to Burma's application of Convention 87, the Government had much the same response in 1998. And, as it had every year since 1995, the Conference Committee highlighted the case of Burma in a special paragraph of its report, this time noting that it was "once again obliged to express its profound regret that serious divergencies between the national legislation and practice, on the one hand, and the provisions of the Convention, on the other, continued to exist and [that it] deplored the absence of cooperation on the part of the Government in this regard." Extremely concerned over the total absence of progress in the application of this Convention, the Committee once again strongly urged the Government to adopt, as a matter of urgency, the measures and mechanisms necessary to guarantee freedom of association. The case was further singled out, for the third consecutive year, as one of "continued failure to implement" a ratified convention.[(340)]

The U.N. Special Rapporteur on Burma has noted that the GOB denies freedom of association to its citizens, that "workers and trade unionists who criticize the Government would risk interrogation and arrest,"(341) and called on the GOB to cooperate more closely with the ILO in order to comply with its obligations under Convention 87.(342)

THE GOB DOES NOT RECOGNIZE THE FEDERATION OF TRADE UNIONS, BURMA

Although no labor unions are recognized by the GOB within Burma, there is a functioning Burmese union organization. The Federation of Trade Unions, Burma (FTUB) is the umbrella organization, or union central, for labor unions in Burma. According to Amnesty International, the FTUB "is not legally recognized in [Burma], where independent trade union activity is completely prohibited."(343) The repression of the FTUB, its officers and members is part of the complete denial of freedom of association, expression, thought and opinion in Burma.(344) The remaining opposition political parties, for example, are subject to "intense and constant monitoring" by the GOB,(345) and their gatherings "are routinely repressed . . ."(346) The position of the FTUB and its officers was summed up by the U.N. Special Rapporteur in his interim report to the General Assembly in October 1997:

The Free Trade Unions of Burma [sic] is not allowed to function in the country, and workers identified with it [are] under constant surveillance by the police and the military intelligence agency in permanent fear of arrest and torture.(347)

The FTUB was formed in 1989, and has offices in Washington, D.C., Bangkok, and Sydney. Its affiliates include the Burma Miners Union and the Seafarers Union of Burma. The FTUB states that it has "an extensive network of organizers, educators and leaders who share the common goal of developing a democratic trade union movement inside of Burma."(348) Through this network, which operates in Thailand, India, Bangladesh and Burma, the FTUB documents the situation inside Burma, and advocates for basic workers' rights. Although it is not affiliated with the International Confederation of Free Trade Unions (ICFTU),(349) the FTUB has been supported by the international labor movement as the legitimate voice of labor in Burma. Recently, for example, the FTUB participated as part of the ICFTU team which presented evidence during hearings held by the ILO Commission of Inquiry concerning forced labor in Burma.(350)

According to the FTUB, the legal reason why it cannot register and operate in Burma is the operation of SLORC Law 6/88, the *Law on the Formation of Associations and Organizations*.(351) Under the terms of this law, some organizations may not be registered, including those involved in activities which might disrupt the State. The list of these activities is so broad that it would probably cover most union activities in support of workers' demands.(352) Any organization which does not register under the *Associations Law* is an illegal organization, and must not continue to exist.(353) Any person who participates in the activities of an illegal organization, or who assists an illegal organization is liable to imprisonment for doing so.(354)

In June 1997, two members of the FTUB executive committee were arrested and charged with treason, apparently as a result of their activities supporting a democratic trade union movement. Myo Aung Thant was arrested at Mingaladon international airport in Rangoon, by personnel of the National Intelligence Bureau, on his return from Thailand. His wife and children were reportedly arrested at the same time. U Khin Kyaw and his wife were arrested later that day at their home in Rangoon. Myo Aung Thant is a member of the All Burma Petro-Chemical Corporation Union, which was formed during the 1988 pro-democracy movement. U Khin Kyaw is a member of the Seafarers' Union of Burma, and was President of the All Burma Workers Union during the democracy uprisings in 1988. Both men were documenting worker rights violations in Burma, including the widespread use of forced labor, and passing the information to the international trade union movement.

At a press conference held on June 27, 1997 Lt. Gen Khin Nyunt, (then Secretary-1 of the SLORC, and now Secretary-1 of the SPDC) asserted that Myo Aung Thant and U Khin Kyaw were involved in terrorist activities. He claimed that the two men attended a meeting in Ranong, in southern Thailand, on June 4, 1997, convened by U Maung Maung, General Secretary of the FTUB. Khin Nyunt alleged that the purpose of the meeting was to plan terrorist attacks, including bombings of the Chinese and Indonesian embassies in Rangoon, and the assassination of an unnamed SLORC leader. According to Khin Nyunt, the plot was foiled when Myo Aung Thant was seized at Rangoon airport, and explosives were seized at Kawthaung, which is 600 miles away at the southern tip of Burma. U Maung Maung has repeatedly and publicly denied the allegations against him.[(355)]

Myo Aung Thant was tried at Insein Special Court for breaches of the *Unlawful Associations Act*, and the *Emergency Provisions Act*.[(356)] According to Amnesty International, unofficial sources indicated that the trial took less than ten days, and was held in closed session. As Amnesty International pointed out, the defendant in political trials in Burma is often not allowed the counsel of his or her choice, and most of the basic requirements of a fair trial according to international standards are not met.[(357)] Myo Aung Thant was sentenced to 20 years' imprisonment for high treason, 3 years' imprisonment for breaching the *Unlawful Associations Act*, and 7 years' imprisonment for breaching the *Emergency Provisions Act*.[(358)]

When Amnesty International published this report in August 1997, it was unaware of the fate of U Khin Kyaw, and remains concerned for his safety.[(359)] According to the FTUB, both Myo Aung Thant and U Khin Kyaw were sentenced to "life plus a term of years."[(360)] The 1998 report of the U.N. Special Rapporteur on human rights expressed concern that both FTUB executives and their detained family members might be subject to torture or other ill-treatment during their present detention.[(361)]

FORCED MEMBERSHIP OF THE USDA

According to general principles on freedom of association, no one may be compelled to join an association.[(362)] ILO Convention 87 does not make specific mention of this freedom, but a country may choose to legally protect the right of individuals not to join an association against their will. This protection is consistent with Convention 87.[(363)]

The GOB frequently breaches this principle by compelling people to join the Union Solidarity and Development Association (USDA) and to participate in its activities. Within two years of its formation in September 1993, the USDA's membership had reportedly grown to 2.5 million,[(364)] and is now more than 6 million. The USDA has branches in every state and division, and is represented in 90 per cent of Burma's wards and villages. Membership is open to anyone over the age of 10, "but the 11 to 25 year age group, representing roughly one third of the population, is the focus of recruitment efforts."[(365)] High schools are fertile recruitment areas, and members of the military and the public service, who are prohibited from joining political parties, are 'encouraged' to join.(366) In fact, high school students are threatened with losing their places at school if they do not join. Once they do join, they are subject to indoctrination:

The USDA particularly targets children and youths, with the intention of instilling in them loyalty to the nation and respect for the armed forces, and creating a 'patriotic youth force'.(367)

The U.N. Special Rapporteur summarized the position in his report to the Commission on Human Rights in 1997:

. . . the Special Rapporteur has received reports that most members of the USDA have joined the organization against their will. Civil servants are said to have their names automatically registered on USDA rosters, and village and township level authorities are reportedly expected to register at least one USDA member per household. According to reports, students in some areas must join the USDA if they want to pass their matriculation exams.(368)

COLLECTIVE BARGAINING AND LABOR UNREST

Although there is some machinery in place for collective bargaining in Burma, in practice no collective bargaining occurs. One obvious reason is that there are no recognized labor unions, and that workers who participate in labor union activities are actively persecuted by the GOB. Sixteen workers were recently dismissed for participating as members of a strike committee at an apparel factory in Pegu. The incident (discussed further below) shows it is a simple matter for an employer to inform military authorities about a labor dispute, and to arrange for them to exert pressure on the workers.(369)

A Government Central Arbitration Board exists, but it is not active. There are township-level labor supervisory committees to address minor labor concerns. According to the GOB:

a systematic and effective machinery has been established under the Ministry of Labor for settlement of trade disputes. There are also ways and means for preliminary negotiation and conciliation at the township level.(370)

The *Trade Disputes Act*, appears still to be in force, and it establishes a range of different dispute settlement mechanisms. These may be the mechanism to which the GOB's 1996 publication refers.

As noted, there are no recognized unions in Burma and attempts to organize any are suppressed. Moreover, the predominance of self-employment and unpaid family work, the average size of workplaces, and government control of large and industrial workplaces all limit the prospects for union organizing to occur. In Burma most workers are in the agricultural sector, where a large majority work for themselves or as unpaid family laborers.(371) Most people who are employees work in small workplaces where the likelihood of union organizing is usually lower than in large workplaces.(372) Most large workplaces, however, are operated by the GOB which actively opposes union organizing(373) and sets working conditions unilaterally. Union organizing is more likely to occur in industrial workplaces where there is a greater chance that workers do similar work, but these enterprises are overwhelmingly owned by the government.(374)

Wages and Hours

According to the GOB, "wages and salaries of workers in the private enterprise are usually fixed on mutual agreement between the employers and the workers."(375) There is no official minimum wage in the private sector. In the case of foreign joint ventures, however, the government pressures joint venturers not to pay salaries higher than those of ministers or high level government employees. Some joint venturers circumvent this with supplemental pay, allowances, or payments in foreign exchange certificates, as well as through incentive and overtime pay and other benefits.(376) According to the Free Trade Union of Burma (FTUB), the GOB has a fixed ceiling on factory wages of less than $3 dollars a day.(377)

Working hours in the apparel industry are said to approach 60 hours a week. Average shopfloor wages are reported to be about 2,000 kyat ($16 at the market exchange rate) per month, nearly double the average cash wage of central government civilian employees, but without the side benefits (subsidized housing and food, supplemental cash welfare payments).(378)

There is a legally prescribed 5-day, 35-hour work week for public sector employees and a 6-day, 44-hour work week for private and parastatal employees, with overtime for additional work. The law also allows for a 24-hour rest period per week and workers have 21 paid holidays a year.(379)

Private sector workers are entitled to 6 days of casual leave, 30 days of medical leave, 10 days of earned leave and 21 paid public holidays.(380) In addition to these entitlements, women who work in enterprises covered by the *Social Security Act* are entitled to maternity benefits. In reality, such provisions affect only a small proportion of Burma's labor force(381) and are largely ignored by most employers.

The main law in Burma regulating working conditions is the *Factories Act* of 1951.(382) Other relevant laws include the *Oilfields (Labor and Welfare) Act*, 1951 and the *Shops and Establishments Act*, 1951. The *Workmens Compensation Act*, 1923 (383) and the *Social Security Act*, 1954(384) regulate compensation for workplace injuries, illness and death. In practice, these laws are rarely enforced. Penalties for infractions of labor laws are minor and are insufficient to have much of a deterrent effect.(385)

Apparel Sector

Although there are no recognized unions and no formal collective bargaining, recent events in the apparel sector suggest that some workers are unsatisfied with their wages and working conditions and are prepared to organize at the local level to express their grievances.

During November and December 1997, a work stoppage over labor conditions was reported at the "Hong Kong UMEH" apparel factory in Pegu.(386) This strike was eventually resolved in favor of the workers. The following account of the incident is based on FTUB information.

Hong Kong UMEH is a joint venture between a Hong Kong firm, Yan Xi Kyan, and the Union of Myanmar Economic Holdings, a military-owned company. In November 1997, an elected 11 member committee led a work stoppage to demand better working conditions for the 1,337 employees.(387) During a second work stoppage on December 2, factory managers decided to meet with the strike committee and agreed to their demands(388)

Later the same day, the factory's Chinese advisors held a meeting with the administration manager and rescinded the agreement. The workers committee responded by calling a strike(389) and began a sit-down picket in front of the factory the following morning, December 3, at 6:30 am. At 9:00 am, the General Manager of the factory arrived and had an argument with the workers over his attempt to cross the picket line.

Several government officials arrived that afternoon, including representatives of the Military Intelligence, the Police Special Branch, the Township Labor Department, and the Social Welfare Department. They held a meeting with the striking workers, and detained and removed the 11 members of the strike committee. The strike committee members were taken to the local SLORC/SPDC office, where they were interrogated individually by Military Intelligence, the township police and the Police Special Branch. All of them were dismissed from their jobs.

The next day, December 4, both the strike and the picket line continued. On December 5, another 5 strike leaders were dismissed. On December 6, the Deputy Director of the Labor Department came to the factory and met with the striking workers, who refused to withdraw their demands and insisted that their dismissed colleagues be reinstated. The strike continued on December 7 and 8. Factory management finally declared on December 8 that all demands would be met. On December 12, the dismissed workers were allowed to return to their jobs.

According to the FTUB, workers at other apparel factories have been dissatisfied with their working conditions, and in one case took action to express their concerns.(390) On December 12, 1997, workers at the "Cherry Garment Factory" in North Okkalapa, Rangoon, reportedly staged a sit down strike to protest impending closure of the factory and loss of their jobs. The factory management confirmed that the plant would close, but agreed to give the workers three months' advance pay, and that all of them would be able to transfer to jobs at a new location.

Workers at large apparel factories which were recently taken over by the military have also reportedly been dissatisfied with working conditions. The Thamaing factory, in Rangoon, the Paleik factory, in Paleik (Magwe Division) and the Shwedaung factory in Swe Taung (Pegu Division) each employs more than 3,000 workers. At each plant, workers are unsatisfied that wage levels have not been increased to keep pace with inflation.(391) Workers are also unhappy with strict military-style supervision that was introduced when the military took control of the factories. Members of the military have taken over all levels of factory management, even to the level of foreman.(392)

These events take place in a sector which represents the largest source of imports to the United States from Burma, despite the fact that the United States did not renew its textile trade agreement with the GOB in 1990. Statistics from the U.S. Department of Commerce show that the value of total U.S. imports from Burma increased from $17 million in 1989 to $115 million in 1997. Apparel accounts for most of these imports, growing from $7 million in 1989 to approximately $86 million in 1997. (393) U.S. imports of Burmese manufactured products, such as garments, have been targeted by an active and growing "Free Burma" consumer boycott movement in the United States.(394)

SEAFARERS ARE HARASSED AND PUNISHED FOR CONTACTING UNIONS

It is has been reported that Burmese seafarers work for much lower pay, and in far worse conditions than most other seafarers. They are vulnerable to exploitation by unscrupulous ship owners, particularly those which operate under the flag of convenience vessels.(395) In 1993, there were over 28,000 Burmese seafarers registered with the GOB, and over 11,000 of these were working on foreign flag ships.(396) One reason Burmese seafarers will work for low wages is that there are few opportunities to earn a good living in Burma. An added advantage is that seafarers' earn their wages in hard, foreign currency.

A significant reason why Burmese seafarers are vulnerable, however, is that the terms of their employment contracts prohibit them from contacting labor unions to address their grievances. In particular, the contract prohibits them from contacting the International Transport Workers Federation (ITF), which operates internationally (including via its national affiliates) to protect the basic rights of seafarers. This contractual term is imposed and enforced by the GOB. The GOB has punished Burmese seafarers who have contacted labor unions by revoking their seamens certificates and confiscating their passports. In one case it published a list of 14 seafarers, naming them as troublemakers who should not be hired.

Burmese seafarers can only get work through a GOB agency, the Seafarers Employment Control Division (SECD), which is part of the Department of Marine Administration. Seafarers' employment contracts are overseen by the SECD. When a Burmese seafarer finds work through the SECD, he or she is required to sign an affidavit agreeing not to contact the ITF for any reason, or to participate in its activities. The affidavit includes a statement that if the ITF wins an award of back-pay for a worker, the payment will be returned to the ship's master or crew. This applies regardless of whether or not a Burmese crew-member contacts the ITF. In 1993 the ITF lodged a complaint concerning these contracts, and GOB retaliation against seafarers who contacted the ITF, with the ILO's Committee on Freedom of Association (CFA).(397)

In its complaint,(398) the ITF accused the GOB of flagrant violations of human and trade union rights, through its oppression of seafarers serving on foreign flagships. It detailed several incidents in which the GOB retaliated against Burmese seafarers who had complained to the ITF about their working conditions. It alleged that making seafarers sign affidavits undertaking not to contact the ITF, and to return back-pay, was a breach of their trade union rights. The complaint was compiled with the assistance of the Seafarers' Union of Burma (SUB). The SUB is affiliated to the ITF, and to the FTUB, but it is not recognized by the GOB.

The allegations in the ITF complaint centered on five distinct incidents. This description of the incidents is based on the CFA report on the case.(399)

- In March 1987, the *MV Albatross* docked near New Orleans. Burmese seafarers sought ITF assistance to resolve grievances on board the ship, including late payment and under-payment of wages and poor living conditions. After the ITF became involved, the ship-owner contacted the GOB Ambassador in Washington, and within hours the dispute was over. The crew members maintained that they were threatened and intimidated by the Ambassador.(400)
- In the *MS Cape Hope* incident, (which also occurred in 1987) a seafarer (with ITF assistance) sought back pay in a labor court in Germany. Each pay day, the seafarer had been forced to sign

two pay lists: one for the ITF, and a much lower one for the SECD. A representative of the GOB Embassy in Bonn learned of the case, and visited the ship in port. The GOB representative persuaded the seafarer to sign papers indicating that he no longer wished to pursue the case. The case continued without him, however, and the court awarded over $44.000 in back pay.(401)

- In the case of the *MV Trans Dignity*, 14 Burmese seafarers contacted the ITF affiliated Swedish Seamen's Union in September 1988. Among other things, the ship was operating two sets of books, and requiring seafarers to certify that they received more pay than they really had. Union pressure forced the ship owner to sign a new agreement which included a settlement for back pay. After this, the Burmese crew members returned to Bangkok where GOB authorities confiscated their passports and Thai authorities declared them illegal immigrants. Those who returned to Burma had their passports confiscated and their registration as seafarers canceled. (402)
- In the *MV Chemical Harmony* case, an ITF affiliated union inspector discovered in March 1991 that 14 Burmese crew members did not appear on the ship's records. The names of 14 Korean seafarers who were not on the ship had been substituted. The Burmese were being paid much lower wages than the Koreans through a double-bookkeeping system. The crew members pressed for and received a settlement for back pay, and then returned at their own risk to Thailand and Burma.(403)
- The *MV Angelic Faith* incident occurred in June 1993. While the ship was docked in an Australian port, 11 Burmese seafarers won a settlement for nearly $100,000 back pay with the assistance of the ITF affiliated Maritime Union of Australia (MUA). The MUA arranged for their repatriation to Thailand via Singapore. On arrival in Singapore, they were forced to return to Burma and were reportedly to have been placed under house arrest.(404)

The ITF also relied on some public comments by the Director-General of the SECD, to show that there were no union rights for seafarers. The then Director-General, Dr. U Tin Hlaing, had stated that in the absence of a labor union, it was the SECD which looked after the welfare and interests of Burmese seafarers. The SECD, according to Dr. U Tin Hlaing, was solely responsible for ensuring that seafarers received their wages and worked under decent conditions. Dr. U Tin Hlaing had confirmed that seafarers had to sign a contract which included a clause requiring them not to "let down the State's dignity." He also confirmed that disciplinary measures could be taken for breach of this agreement, including confiscation of the seafarer's discharge book.(405)

The GOB did not respond directly to the allegation that it required seafarers to sign affidavits restricting their right to contact the ITF. It did admit, however, that seafarers had to pledge to "conduct themselves as good citizens of the Union of Myanmar and also . . . abide by the rules and regulations for Myanmar seamen."(406) The GOB reported that four of the 14 seamen (from the MV *Trans Dignity* incident) who were the subject of a campaign labeling them as troublemakers had been traveling with false passports, and had not registered as seafarers. As to the 11 seafarers alleged to have been kidnapped, (the MV *Angelic Faith* incident), the GOB asserted that they had merely been repatriated by the shipowners according to the terms of their contracts. No harm befell them on their return to Burma, although their registrations as seafarers were canceled. According to the CFA, the GOB:

. . . claims that the SUB does not represent the seamen of Myanmar. Those who belong to this self-styled SUB are a handful of seamen who have violated the laws, rules and regulations of the country. This small group of seamen left the country for various reasons and chose to stay abroad. They are involved in illegal and clandestine business. The SUB is not recognized by the Government of the Union of Myanmar.(407)

The CFA concluded it was "amply clear" that in most of the incidents the GOB authorities, either directly or indirectly, had exerted pressure of various types on the seafarers involved once they had reached a settlement with ITF assistance.(408) It noted that the GOB had not responded to the allegations about the affidavits, and concluded that they were true.(409) The CFA emphasized that workers' organizations should not be prevented from affiliating with international organizations. In this case, it was the workers themselves who were prevented from contacting the international organization. But the CFA was satisfied that it was only because the SUB operates from Thailand that it is not recognized by the GOB.(410) The CFA reminded the GOB that governments may not decide which organizations represent workers: they have the right to form and join organizations of their own choosing. It remarked:

. . . the evidence . . . in this case is yet another example of the way in which the government denies the right to freedom of association to its citizens. The Committee deplores that this case illustrates that the Government similarly denies the same fundamental rights to Myanmar seafarers.(411)

The CFA called on the GOB to refrain from interfering with seafarers' rights to pursue their grievances through the ITF and/or its affiliated unions.(412) In its recommendations the Committee called on the Government (1) to stop requiring seafarers to sign affidavits waiving their rights to contact the ITF, (2) to respect the right of seafarers to form and join an independent union if they wished, and (3) to refrain from acts of anti-union discrimination against those who contacted or were involved in the ITF.(413)

In 1995, the GOB informed the ILO that it was so concerned about the recommendations in the CFA report, that the SECD had revoked the requirement for seamen to sign an affidavit before leaving the country, effective from February 9, 1995.(414) Both the SUB and the ITF, however, report that the GOB still requires seafarers to sign a sworn statement which prevents them from contacting the ITF or becoming involved in its activities or from accepting back-pay won for them by the ITF, and requires them to return to the ship's master any back-pay won for them by the ITF.

The SUB provided a copy of a sworn statement dated November 30, 1996.(415) It obliges the seafarer not to involve the ITF in any activities, to accept any sums of money that the ITF might obtain for the worker, and to return to the owner or master any such sum of money obtained by ITF assistance (whether the ITF was brought in by the worker or by any other crew member).

The SUB reports that it is still not recognized by the GOB, and therefore is based in Bangkok. While it claims to have some registered members it is very difficult to contact them without a base inside Burma. Because the GOB does not recognize the SUB, workers generally will not contact or join the union for fear of consequences for themselves and their families. A senior ITF official confirmed that most Burmese seafarers are too scared of the GOB to seek ITF assistance. Even in cases where ITF inspectors are able to board ships with Burmese crew-members, and the conditions are obviously below standard, the Burmese are usually unwilling to explain their situation, or to get involved in any effort to redress their grievances.

Two documents provided by the SUB confirm that Burmese seafarers are afraid of government retaliation if they contact the ITF, and that the GOB threatens such retaliation. In a recent incident in Vancouver, Canada, the Burmese crew of a vessel contacted the ITF for assistance. In their letter seeking assistance in resolving their grievances, the crew concluded:

We don't want to mention our names in the letter because our company might send our names to our government. That will be great danger for us. Please don't mention about this to our company. We really need your help.[(416)]

The other letter is from the SECD dated October 13, 1997 addressed to a number of striking seafarers. (The number of strikers and the name of the vessel do not appear from the accompanying English translation). It is signed by Captain Ye Myint Tun, Deputy Director of the SECD and reads:

You are advised to make a halt because striking onboard is not allowed by our department. We also heard that you comrades were trying to contact with ITF. You are urged not to make contacts with ITF. Otherwise, our department will take strong action against you.[(417)]

CHAPTER 4

CHILD LABOR

INTRODUCTION

Child labor appears to be common in Burma, and is associated with a lack of investment in education for primary school age children and with widespread poverty. Despite a compulsory education law, almost 40 percent of children never enroll in school, and only 25 to 35 percent complete the 5-year primary school course.[(418)] Many families cannot afford to pay the numerous fees for primary school education, which together impose substantial costs. Children working in the urban informal sector in Rangoon and Mandalay often start work at young ages.

Exploitative and dangerous forms of child labor in Burma have been widely reported.[(419)] Children often participate when forced labor is demanded, and have been taken to work as military porters. The Burmese army reportedly includes child soldiers as young as 12 years old,[(420)] some of whom are conscripts. Burmese women and girls are trafficked into Thailand's sex industry. The U.N. Special Rapporteur on human rights in Burma, the ILO, and the U.N. Committee on the Rights of the Child have all called for these forms of child labor to be stopped immediately.

International standards which address child labor include ILO Convention 138 (minimum age for employment),[(421)] the Convention on the Rights of the Child,[(422)] and the International Covenant on Economic, Social and Cultural Rights.[(424)] The ILO is currently drafting a new convention targeting the worst forms of child labor.[(425)] Other relevant international instruments include the Convention for the Suppression of the Traffic in Persons and of the Exploitation of the Prostitution of Others[(426)] and the Slavery Convention.[(427)]

Burma has ratified the Convention on the Rights of the Child,[(428)] and apparently supports the adoption of a new instrument on child labor by the ILO.[(429)] Burma has signed but not ratified the Convention for the Suppression of the Traffic in Persons.[(430)] Burma is bound by the Slavery

Convention and its optional protocols.(431)

The latest constitution and domestic laws in Burma address childrens' right to education,(432) and childrens' work.(433) Particular provisions set the minimum age at which children may work,(434) types of work they may do at different ages,(435) and the maximum hours they may work.(436) The use of some forms of child labor is punishable as a crime.(437) GOB and other sources suggest, however, that these laws are not applied in practice.

FORCED CHILD LABOR

Forced labor in Burma is endemic,(438) and there have been many reports that children are required to participate.(439) The U.N. Committee on the Rights of the Child urged the GOB to end child forced labor,(440) as has the U.N. Special Rapporteur on Burma. Daw Aung San Suu Kyi has said: "It is the forced labor of children that is building SLORC's new Burma."(442)

Indeed, labor gangs that Embassy officers report having seen on roads and on irrigation facilities were composed disproportionately of young girls and old women. This is a predictable outcome of a state policy of (a) requiring uncompensated labor, and (b) accepting any people regardless of age or sex as satisfying a household's or a village's labor quota obligation.(443)

Forced child labor on infrastructure development

Villages often spread the burden of meeting demands for forced laborers by a rotation system: each household provides one (or sometimes more) forced laborers.(444) Households can and do send children for such work. Human Rights Watch/Asia has reported that 12 year olds were among those forced to work on the Ye-Tavoy railroad; it also reported that children were forced to work in Mrauk-Oo, Arakan state, to clean up the town in advance of a visit by Lt. Gen. Khin Nyunt.(445) UNICEF has reported that children as young as 10 and 12 can be found in road construction.(446)

One woman told DOL officials that while she was doing forced labor in 1993, she often took the 3 or 4 eldest of her 8 children to help her fill her regular quota of clearing 120 square feet of bamboo. She said that many other people had children with them at work.(447) But children do not only work as helpers: they are often sent to make up the required number of forced laborers. At important times in the crop cycle village men may stay to do work in the fields, rather than attend forced labor duties. At these times, it is more common to see children doing forced labor in place of adults, or helping women who have gone to work instead of men.(448)

Forced child labor for the military

Soldiers often send demands to nearby villages to provide workers for their camp. This may involve major work such as construction of barracks, or building fences around the camp. Often it involves a range of menial chores within the camp including cooking, cleaning, general maintenance and upkeep, and water carrying.(449)

Children may be involved in any or all of these forms of work, and it is common for children to be sent to do the smaller chores.[(450)]

Forced child labor as military porters

Human Rights Watch/Asia has reported that boys as young as 14 have been taken to work as porters, particularly during major offensives when the demand for porters is greatest. At these times the military is less discriminating about who it takes, and it is not uncommon for women and girls to be taken as well. In a major offensive against the KNU in early 1993, "scores of women and girls were taken to the front-line and kept there for the entire three months. . ."[(451)]

It has been reported that soldiers surround schools and take boys away to be porters.[(452)] Children forced to work as military porters must carry ammunition and food supplies to the front lines, or while soldiers are on patrol, sometimes in areas controlled by ethnic minorities. Portering is dangerous work for adults and children alike: "Many children are extrajudicially or accidentally killed while working as porters, and all are subject to cruel, inhuman and degrading treatment."[(453)] The U.N. Committee on the Rights of the Child was gravely concerned about reports of child porters, and recommended that the practice be abolished.[(454)]

Forced child labor as sentries

Villagers are sometimes forced to work as guards or sentries, particularly in areas where the GOB does not have complete control.[(455)] The sentries commonly have to spend the night on a designated section of road. If anything happens on their section of the road, such as an incursion by ethnic insurgents or the planting or explosion of a land mine, GOB troops hold them responsible the next day. This sort of work disproportionately affects women and girls, and children are often forced to participate because they are in the care of women who are made to do the work.[(456)] According to Human Rights Watch/Asia, this sort of forced labor by civilians is a breach of Art. 38 of the Convention on the Rights of the Child which requires countries to respect the norms of international humanitarian law.[(457)]

CHILD SOLDIERS

Reports indicate that there are child soldiers, some of them conscripts, in both the Burmese army and the ethnic insurgent forces.[(458)] Heavily-armed teenagers reportedly can be seen in Mandalay and Rangoon, as well as in the border areas where most combat occurs.[(459)] Under the Convention on the Rights of the Child, the minimum age for soldiers is 15,[(460)] and anyone younger than 15 should not participate in hostilities.[(461)] Sources differ on whether the legal minimum age for soldiers in Burmese law is 16 or 18.[(462)] The U.N. Committee on the Rights of the Child recommended that the GOB "should absolutely refrain from recruiting under-aged children . . . [and] All forced recruitment of children should be abolished . . .".[(463)]

Conscripted child soldiers

There have been reports from all parts of Burma that the army conscripts child soldiers,[(464)] in a process "guaranteed to bring [the army's] presence into every community in the country."[(465)] In many areas of Karen state, villages are required to "donate" one boy from each ward for military service.(466) Similar forced recruitment reportedly occurs among the Naga people in Sagaing Division.(467)

An escaped soldier from Karen State told Human Rights Watch/Asia that he had joined the army when he was fifteen years old. The army had demanded ten "volunteers" from his quarter of the town.(468) Another former soldier described how his township conducted a lottery to meet the army's demands each year, and that the only way to avoid serving was to pay a bribe of 10,000 kyats.(469) These two former soldiers reported that many other soldiers were around their age; one stated that it is common to see 10 to 15 year old boys serve as rank and file soldiers.(470)

Explicit or regular demands on village headmen are apparently not the only method of conscription. In an incident in August 1997, 11 village headmen in Chin State were accused of collaboration with the Chin National Front and detained. They were to be released only when their villages each provided a recruit.(471) In another incident in November 1995, forty or fifty students, who were part way through their examinations, were arrested as they left school. They were sent to a stadium overnight, and then to Mingaladon military base the following day for training. Neither they nor their parents were told anything about where they were going or what would happen to them.(472)

Non-conscripted child soldiers

Not all child soldiers in Burma are conscripts. The Burmese army grew from 180,000 in 1988 to over 300,000 in 1993. It appears that this expansion was facilitated in part by the recruitment of younger boys.(473) In many cases, poverty and lack of education make the possibility of joining the army seem attractive to boys: the "disadvantaged circumstances in which Burmese children find themselves play a large part in encouraging their early entry into military service."(474) There are powerful incentives to enlist in the army: soldiers' families pay lower taxes, and are exempt from forced labor.(475)

Former child soldiers have reported that it is easy for boys as young as 14 to join the army, as long as they give their age as 18.(476) In some cases, they were encouraged to lie about their age by the officers recruiting them.(477) Some child soldiers joined the army as young as 12.(478)

Human Rights Watch/Asia has interviewed former soldiers who were 13 when they joined, and who had seen active duty from age 14. In September 1995, Human Rights Watch/Asia encountered a 10 year old who claimed to have joined the army at age 7.(479)

Ye Nyunt Army recruitment schools

Some boys reportedly join the army from a military training scheme called the "Ye Nyunt Youth." UNICEF officials have described a process of "informal conscription" for boys as young as 14.(480) They have also identified a residential military camp in Kengtung, Shan State, where boys from the age of 7 were recruited for a future life in the Burmese army.(481) Human Rights Watch/Asia has reported that boys younger than 14 "are 'adopted' by the army and institutionalized as military recruits by the time they reach the age of fourteen."(482)

Many Ye Nyunt "recruits" are orphans, or boys who have been abandoned in front-line villages; others are street children or children captured from enemy positions. These boys reportedly receive political training, and instruction in loyalty to the government and the military. Eventually they are assigned to work in the army, either in intelligence units, or as security for high-ranking officers.[(483)] In June 1997, a former student of a Ye Nyunt school at Khamti township, in Sagaing Division, described a system of strict discipline, regular studies and military training. The military closely controlled the education system: poor students received less schooling and joined the army as rank and file soldiers, while better students continued their schooling, and entered the army at higher levels.[(484)]

A child soldier's work and working conditions

It appears that child soldiers perform the same duties as adult soldiers. Human rights groups report that children serve in the front lines for much of their tenure in the army, and see military action by ages 14 or 15.[(485)] Child soldiers have been ordered to round up porters and forced laborers, and to guard porters or prisoners. Former child soldiers have reported being ordered to beat and kill porters who could no longer work,[(486)] and to execute villagers who were suspected of collaborating with enemy troops.[(487)] One former child soldier estimated he had seen over 200 porters killed by soldiers while he was in the army.[(488)]

Child soldiers who disobey, or fail to carry out orders, may be severely beaten.[(489)] Young soldiers are also beaten if they cannot keep up, if they are ill or injured, of if they cannot perform heavy work. "In extreme cases, child soldiers [have been] summarily executed . . ."[(490)] Another abuse to which child soldiers are subjected is being drugged before going into battle. Some have reported receiving amphetamines, tranquilizers and alcohol before being sent to fight.[(491)]

In addition to their ordinary duties, child soldiers commonly have to work on projects such as brick making which make private profit for their officers.[(492)] Brick making for private profit is only one example of the widespread corruption in the military which has a severe impact on child soldiers. Many child soldiers report that their pay was constantly reduced.[(493)] In some cases, officers reportedly charged "medical fees," yet most child soldiers report that medical care in the army is very poor. For example, child soldiers have reported officers ordering that wounded soldiers, often young men or boys, be left behind or killed.[(494)] One reason for poor medical care is that officers in some units sell medicines on the black market.[(495)] Corruption in the army also affects the availability of both food and clothing.[(496)]

These conditions of work often compel child soldiers to attempt desertion. This is doubly dangerous, as they may be followed by their own troops, or they may encounter enemy troops.[(497)] Some child soldiers simply commit suicide:

"There were 2 or 3 suicides during that time, of boys who had been hospitalized and finally shot themselves. One guy went out at midnight to use the toilet and just stuck the barrel of the gun in his mouth and pulled the trigger with his toes."[(498)]

OTHER FORMS OF CHILD LABOR IN BURMA

As Burma's economy has deteriorated in recent years, child labor has become increasingly visible. Few children work in the formal sector, but children can often be seen working alongside their parents in the informal sector.[499] A joint GOB and UNICEF study published in 1997 examined children's work in the urban informal sector, without attempting to quantify it. Most people live in rural areas, and "most child laborers are engaged in agricultural production."[500] There is very little information on whether children work in prostitution or other sexual employment such as pornography.

There is little reliable data on the number of children working in most countries. The data which is available primarily relates to economic activities by 10 to 14 year olds.[501] Burma's 1983 census reportedly showed 533,800 children aged 10 to 14 in the labor force.[502] Its 1990 labor force data show 710,000 children aged 10 to 14 in the labor force.[503] In 1992, UNICEF estimated that as many as 4 million of a total 11.8 million children aged 6 to 15 could have been working in Burma.[504]

Formal sector employment

Very few children work in the formal sector. There are many able-bodied adults available to work, and labor laws either prohibit or regulate childrens' work in the formal sector.[505] According to the GOB, child workers employed in "departments" covered by the *Social Security Act* 1958, are entitled to the benefits of the scheme.[506] The formal sector, however, plays a relatively small role in the overall economy.[507]

Child labor in urban areas

In urban areas, older boys are commonly employed as waiters, and in masonry and construction work. They are also hired as apprentices in small workshops, where they often receive meals but no wages. Both girls and boys are employed in Mandalay's lacquer industry. Children as young as 6 or 7 are involved in a range of other work including domestic labor, rubbish collection, recycling and selling in markets, along railway lines and on street corners.[508]

The joint GOB/UNICEF report provides recent baseline information about working children in the urban informal sector in Rangoon and Mandalay.[509] Children were found to be working mainly in food processing, selling, refuse collecting, light manufacturing and as tea shop attendants. In a survey of 700 households, the study found that 313 of a total 1,191 children were working full-time. Only 6.7 per cent were not doing any work at all. This report claims that almost 59 per cent of the children were attending school and only 8.3 per cent had never enrolled.[510] Other sources, however, indicate that almost 40 percent of children never enroll in school.[511] The GOB/UNICEF report also indicates that most working children were found to have had their jobs for between one month and two years, and to have no other source of income: ". . . they can be considered full time members of the informal sector workforce."[512]

According to the study, the main reason children work is "family economic need."[513] However, households with working children were found to be amongst the most economically depressed.[514] Poverty was cited as the main reason children were not in school: 57.6 per cent of the households could not afford primary education. Children were contributing 20 to 30 per cent on average of household incomes, and in some cases as much as 50 per cent. The vast majority of child workers were receiving no benefits other than wages,[515] although some were being fed by their employers.

One woman told the researchers:

"My son got a job in a food stall last year. His salary is 300 kyats a month, but the salary is not important. He can eat sufficient food at the stall which is impossible at home."(516)

The study concluded that many children were working in the urban informal sector at ages much younger than allowed by ILO Convention 138, or by Burmese labor laws.(517) Most working children were aged between 10 and 14.(518) However, more than half of all working children in Rangoon had started to work at age 11 or younger.(519) Children involved in refuse collection and in selling often had started work between the ages of 5 and 9.(520)

Children were also found to work longer hours than Burmese labor laws permit. Most children worked more than 8 hours a day, for 7 days a week, and at any time of the day. In general, children in unpaid family work did as many hours of work as their counterparts in paid employment.(521) Insufficient enforcement of laws regulating childrens' work hours was found to be the biggest obstacle to improving their working conditions.(522)

Enterprises hired children through networks of friends and family, and believed they were giving children a job opportunity. Employers reported that children did good quality work, gave enterprises more stability, and made them more economical.(523) Although two-thirds of enterprises did not intend to hire more child workers,(524) most did not intend to substitute adult workers. Enterprises that *did* plan to hire more child workers generally planned to hire *10 or more* child workers, which "implies that larger enterprises are more likely to continue hiring children without fear of government reprisal . . ."(525)

The study recommended targeted enforcement campaigns to try to improve performance in the area of minimum age for employment,(526) and emphasized that enforcement of laws relating to working hours for children is critical. This is in line with the GOB's stated priority of prohibition of children from sectors of the economy damaging to their health or development, and regulation of work which is non-hazardous.(527) Although the existing *Shops and Establishments Act* has limited coverage in the area of health and safety, a new "Establishment Act" has apparently been drafted, which includes health and safety regulations, and "guidelines for child workers especially."(528) The study recommended a range of other programs, and notes that compulsory education is one of the best solutions.(529)

Rural child labor

In rural areas child work is common. From the age of 10 children help cultivate the land, tend orchards and animals, or fetch water and look after younger children.(530) Interviews with UNICEF officials, human rights NGOs and others based in Thailand, confirm that child work in agricultural areas is a widespread practice throughout Burma. It is reported to be particularly common in the ethnic minority areas, where government education is much less common and, if it exists, far worse administered than elsewhere.

Most of this work is within family or village structures, rather than exploitative child labor,(531) although children working in commercial or cooperative farming may be subject to exploitation, or performing hazardous work.[(532)] There are reports that children work with their families in opium production. It is unclear whether children are engaged in other rural industries, such as logging, gem extraction, hunting or fishing.[(533)] Interviews in parts of Shan State in 1992 indicated that from the age of 10 children were given work tasks essentially suited to adults, and were more likely to be employed outside the family.[(534)]

The GOB/UNICEF report states that children contributing in the context of traditional family agricultural work in Burma is normal. Agricultural families have been the basic unit of production, and small family owned farms "form the backbone of the nation's agricultural sector. Children in these settings are necessarily a valuable part of the production force."[(535)]

Child Trafficking

There are documented reports of trafficking of adults and children from Burma to Thailand. More Burmese traverse established trafficking routes in the Mekong subregion than people from any other country.[(536)] Some trafficked children become beggars and hawkers.[(537)] Many of the women and girls are trafficked into the commercial sex industry.[(538)] It is estimated that of the 60,000 illegal workers in the Thai commercial sex industry, the vast majority are Burmese women.[(539)]

Typically, young women and girls from poor villages are lured by brokers with promises of well paid jobs in Thailand. The women and girls usually leave with the consent of their families, and intend to support them with their earnings. In some cases, they set out for Thailand independently and are lured into the sex industry after they arrive. In a few instances, particularly around the town of Ranong, women have been forcibly abducted.[(540)]

In 1993, Human Rights Watch/Asia found that Burmese women in the Thai sex industry typically worked 10 to 18 hours a day, and serviced between 5 and 15 men a day. They generally worked for 25 days a month. Health care and birth control measures were limited, if available at all. Women who became pregnant were reportedly forced to have abortions, or to keep servicing men until late into their pregnancies. Fifty to 70 per cent of the women contracted HIV/AIDS.[(541)] In 1992, UNICEF reported an incident in which 19 teenage prostitutes from Shan State were rescued from a brothel in Chiang Mai. Seventeen were found to be HIV positive.[(542)] There have been reports that girls found to be HIV positive were forcibly repatriated to Burma and shot by the army, or given lethal injections in Thailand.[(543)]

Human Rights Watch/Asia reported that brokers trafficking women and girls into the sex industry generally made an initial payment of 10,000 to 20,000 Thai Baht[(544)] to their family, typically as the woman or girl crossed the border. This payment became a debt, commonly compounded with as much as 100% interest, and the women and girls had to work in to pay it off.[(545)] Payment of the debt was one of the biggest reasons the women stayed, in spite of their working conditions. If they tried to escape they might have been beaten, and often they were intimidated by threats of retaliation against their family. In some cases girls who tried to escape were killed, and their bodies dumped in public places as a warning to others.[(546)] Like all illegal Burmese workers in Thailand, they may be arrested at any time by the Thai authorities.

Deportation back to Burma is also reported to be dangerous. In some cases women have been sexually abused or assaulted by members of the Thai or the Burmese authorities.(547) Some have been returned by brokers to brothels in Thailand.(548) In Burma, there is the possibility of prosecution: it is an offence to leave Burma without permission, and prostitution is also illegal.(549) If a woman or girl manages to return to her village, she may be shunned because of her involvement in prostitution. If she is HIV positive, she may be blamed if the virus spreads.(550) The reaction may depend, however, on the community. UNICEF reported in 1992 that in some parts of East Shan State it was common for young girls and women to go to Thailand to work as prostitutes, and that when they returned they had no trouble finding a husband.(551)

Trafficking of people to destinations within Burma is also common. The former U.N. Special Rapporteur on Sale and Trafficking of Children noted in 1995 that trafficking of children for prostitution both to and from South East Asian countries, including Burma, is an increasing problem. (552) According to a UNICEF report, child trafficking has a long history in Burma: traditionally poor families deliver their children into domestic servitude for richer families.(553) There have been reports that hill tribes such as the Akha sell children to pay off opium debts.(554)

There is relatively little information available on the sex industry within Burma. A representative of a Thai based human rights NGO who recently visited Rangoon reported that it is easy to get girls as young as 13 years old as prostitutes: they are available from taxis outside the Hong Kong Club. In 1992 UNICEF found "significant evidence of child prostitution" in Rangoon,(555) where prostitutes were interviewed who had begun work at the age of 12.(556) The GOB reported to the U.N. Committee on the Rights of the Child that prostitution is both legally and socially regulated in Burma, that those found to be earning a living from prostitution are prosecuted, and that the women are handed or transferred to the responsibility of the Social Welfare Department.(557)

Human Rights Watch/Asia and UNICEF have reported abuses of a traditional form of adoption in Burma, which leads to cases that approach bonded domestic labor.(558) It is not uncommon for wealthy families to adopt orphans or children from poorer backgrounds. These children have few rights and may end up as permanent domestic workers in their adoptive homes, where they may be subjected to other abuses.(559)

The U.N. Committee on the Rights of the Child expressed its concern about these reports, and the fact that these children are apparently not legally protected in any way.(560) It recommended that the GOB amend its legislation relating to child labor to cover children working in such domestic services. It also recommended that the GOB take "all necessary measures to combat, by legal or any other appropriate action, the exploitation of adopted children, including through labor."(561)

PROFILE OF THE EDUCATION SYSTEM

The availability, cost and quality of basic education influence whether children work or go to school. Despite a compulsory education law, almost 40% of children never enroll in school, and only 25 to 35% of those children who do enroll complete the 5-year primary school course.(562) A 1992 GOB study estimated that 80% of enrolled primary school students drop out before completing high school matriculation.(563) Work is the reason some children do not attend, and it is an important contributory factor in the 5 to 9 age group, when children should be enrolling in primary school.(564)

Apart from poor enrollment and completion rates, the quality of education has dropped dramatically: "Against [a] backdrop of conflict and economic decline, education standards have plummeted throughout Burma."(565) The U.N. Committee on the Rights of the Child has urged the GOB to address rates of school drop-out and repetition, and to allocate resources for translation of school materials into minority languages.(566) The GOB/UNICEF report describes the current situation:

Overall, only 27% of children complete primary school, while 34% drop-out or [sic] 39% never enroll at all. Repetition rates are very high ... 25% of rural students and 22% of urban ones repeat a grade each year. Although the primary school cycle is only 5 years (Kindergarten-Grade/Standard 4), on the average it takes 12.2 years to produce one primary school graduate.(567)

The GOB/UNICEF report acknowledged that while primary school education in Burma is "nominally free . . parents incur significant costs . . .These costs include textbooks, exercise books, stationery, a yearly contribution to the Parent Teach [sic] Association (PTA) fund, and ad hoc contributions to school improvement."(568) A 1994 study found that the declining value of the kyat had led some PTAs to increase charges, in some cases beyond the legal maximum.(569) The single highest cost of educating children at all levels is usually uniforms, with the next highest cost being for "transport and pocket money."(570)

One report suggests that local authorities commonly require parents to pay "fees" for various facilities and services. Examples include fees for desks, or for sports events. Commonly the parents pay the fee but do not receive what they supposedly paid for.(571)

Another common cost of education is payment for private tutoring in addition to regular schooling. A 1991 study found that over 90% of grade 9 and 10 students, and over 65% of grade 5 to 8 students were receiving private tutoring. In the case of the grade 9 and 10 students, the average cost was 100 kyats a month per subject: 10 times the rate set in a 1984 law. Some paid as much as 300 kyats a month per subject. For 5 subjects this is 1,500 kyats per month, or 13,000 kyats a year; at the time average annual incomes were 36,000 kyats.(572)

A factor which contributes to the prevalence of private tutoring is that teachers generally cannot survive on their government salaries, so they are forced to moonlight.(573) Some teachers may *require* students to attend the private lessons, for example as a pre-requisite for taking necessary public exams. As the World Bank noted:

"When children are given private tutoring by their regular teachers, an element of blackmail is commonly involved because at least some teachers provide only the bare minimum during school hours and reserve the real teaching for their private classes. This seems a dismal and exploitative situation . . .".(574)

A significant factor parents take into account when considering whether to send a child to school in Burma is the opportunity cost of foregoing the wages the child could earn. A 1994 study found that children aged 11 to 15 earned 14 - 20 kyats a day, or 5,000 - 7,300 kyats a year, while annual household incomes averaged 19,100 to 22,066 kyats. There was a strong correlation between paid child labor and non-enrollment in school, and between paid child labor and dropout rates.(575) The recent GOB and UNICEF study of working children in the urban informal sector reached similar conclusions.(576) The World Bank observed "In such circumstances it is no surprise that the poorest households have simply found that they could not afford the direct and indirect costs of school attendance."(578)

Although parents and children place a high value on education, they often do not see it as a way of improving their situation or securing better work in the future. One study found that primary education was viewed not as an investment, but as a means of improving status and being able to function better in society.(579) The recent GOB and UNICEF study found similar attitudes among the households of Rangoon and Mandalay.(580)

Education is simply too expensive for many people in Burma. The GOB/UNICEF study found that cost was the single biggest factor in children not enrolling in school: 57.6% of households could not afford the cost of education.(581) The cost of high schooling in 1990 was estimated at 15.6% of household incomes, or 26.8% if the student was taking lessons from a private tutor.(582) In 1994 the average cost of primary schooling to villages households was estimated at 2.6% to 4.2% of household income.(583) Although this is a much smaller proportion of household budgets, the expenditure is still significant: "in Myanmar households . . . even the most negligible financial costs associated with primary education may be of critical significance."(584)

The contribution from households can also be significant proportion of the overall cost of education. A 1994 GOB study of primary school education in Sagaing Division estimated that education costs borne by households accounted for as much as 30% of the overall cost of primary school education. (585)

CHAPTER 5

CONCLUSION

In Burma today, basic elements of the rule of law are missing; there is no legislative body composed of elective representatives, members of the executive branch are not elected, and the judiciary is not independent of the executive. Burma's laws are vague and generally inaccessible. In the area of fundamental human rights, including basic worker rights, the problem of identifying Burma's laws is particularly acute, as the GOB frequently refuses to cooperate with international organizations and other interested parties.

Burma's military government has been condemned internationally for its human rights and worker rights violations. Since 1992, the U.N. Commission on Human Rights has received reports from a Special Rapporteur on the human rights situation in Burma. Each year since 1992, resolutions of the U.N. General Assembly and the U.N. Commission on Human Rights have endorsed the Special Rapporteur's conclusions and recommendations and condemned Burma's human rights record.

Child labor remains a serious and widespread problem. Although Burmese law appears to establish the ages and conditions under which children can work, little appears to be done to enforce the law. The other main causes of Burma's child labor problem seem to be the lack of investment by the GOB in education for primary school children and widespread poverty.

The army continues to view children as a cheap source of labor to support the military, as well as a labor pool from which to draw new soldiers. Burmese children have been forced by the military to work in infrastructure development, portering, as sentries and in providing other services to the military. In the urban informal sector, child workers are found mostly in food processing, selling, refuse collecting, light manufacturing and as tea shop attendants. There are documented reports of trafficking of children, with some trafficked children becoming beggars and hawkers, and other girls trafficked into Thailand's commercial sex industry.

There are no independent labor unions, in law or in practice, in Burma. Burmese laws related to freedom of association are inconsistent with ILO standards and none is applied in practice. The Burmese government actively suppresses attempts by workers to organize. Workers are compelled to join the state-run Union Solidarity and Development Association in violation of ILO Convention No. 87, ratified by Burma in 1955.

The ILO Committee of Experts has criticized the lack of freedom of association in Burma for over 40 years. The Committee's criticism increased after the 1962 military coup, and intensified further after the GOB's suppression of the pro-democracy movement in 1988. Similarly, the Committee on the Application of Standards of the ILO Conference has regularly denounced Burma's violation of Convention 87, and in each of its reports since 1995 has highlighted in special paragraphs the Government's failure to implement this core convention.

Forced relocations of villagers in Burma started before 1988, but they appear to have escalated since then. In some areas, this practice has increased significantly since 1996. Forced relocations occur either as part of urban development or in association with campaigns conducted by the Burmese military against the armed opposition. Estimates of the number of people forced to move since 1988 vary from 100,000 to 1.5 million. Forced relocations have occurred in many parts of Burma, but particularly in the Kachin, Karen, Kayah (Karenni), Mon and Shan States. There have been reports that forcibly relocated villagers have been subject to forced labor.

The GOB continues to violate ILO standards on forced labor. The practice of forced labor in Burma takes different forms, most notable of which is forced labor for infrastructure development (including the development of infrastructure for the tourism industry and possibly the Yadana natural gas pipeline) and to support military operations. Perhaps because of increasing international criticism, in large cities such as Rangoon and Mandalay, and in the heavily populated area between these cities, more widespread use of earth-moving equipment on construction projects, as well as deployment of large numbers of Burmese soldiers in infrastructure development, is substituting to some extent for forced civilian labor. However, forced labor still remains at historically high levels and appears to still exceed the level of forced labor used before 1992/93.

In January 1993, the ICFTU submitted a complaint against Burma on forced labor and a special sub-committee of the ILO Governing Body concluded that Burma was violating its obligations under Convention No. 29 on forced labor. In June 1995, worker delegates to the ILO Conference filed a further complaint against Burma on forced labor, which led to the establishment of a Commission of Inquiry to investigate Burma's violation of its obligations under the Forced Labor Convention. The seriousness of the situation is evident by the fact that this is only the tenth Commision of Inquiry in the ILO's 80 year history. The report of this Commission was completed in July 1998 and will be considered by the ILO Governing Body in November 1998.

Burma's military government continues to treat the country's workforce arbitrarily and without regard to internationally recognized rights. There are few indications that the Burmese Government will voluntarily change its policies in any significant way. To date, there has been no significant improvement in Burma's human rights practices or its observance of international labor standards. The GOB has failed to deliver on its periodic promises to comply with basic worker rights. It is likely that such violations will continue in Burma until steps are taken to initiate some transition to democracy.

ENDNOTES

1. A description of the research methodology for this report and the sources consulted is provided in Appendix I.

2. In 1989, the military goverment changed the name of the country in English to the Union of Myanmar. The United States Government, however, continues to use the prior name of the country in English as well as the long form name, Union of Burma. Other nations and the United Nations have recognized the change and refer to the country as Myanmar. For this reason, the name Myanmar appears in some of the materials quoted in this report.

3. In 1993, Burma ranked 133rd out of 174 countries on the "human development index," a composite index of achievement in the areas of health, longevity, education and standard of living. Source: ILO/Asian Development Bank, based on GOB and International Financial Institution data. (Canada ranked 1st and Niger 174th. Neighboring countries ranked similarly to Burma: Cambodia 156, Laos 138 and China 108). The U.N. Fund for Children (UNICEF) ranks countries (from worst to best), according to their mortality rate for children under the age of 5 (U5MR). In 1992, Burma ranked 45th out of 145 countries measured. In 1995 Burma's U5MR increased, and it fell to 29th of 150 countries. Source: UNICEF *State of the World's Children* Reports, 1995, 1997.

4. Because of worker rights abuses, the United States suspended Burma's eligibility for GSP benefits in July 1989. The European Union suspended Burma's GSP benefits for industrial and agricultural products in December 1996, and Canada suspended GSP tariff preferences for imports of Burmese origin in August 1997.

5. The European Union has also banned transfers of military and arms equipment, and there are no EU military attaches in Burma.

6. The World Bank has not approved new loans to Burma since 1987 (interview with World Bank official, on file). The Asian Development Bank has not approved any loans since 1986, and has not provided any technical assistance since 1987 (Asian Development Bank, *Annual Report*, 1996, p. 145.)

7. Department of State, *Conditions in Burma and U.S. Policy Toward Burma for the period March 28, 1997 - September 28, 1997*, Plan for Implementation of Section 570 of Public Law 104-208, Submitted to Congress December 2, 1997.

8. Selective purchasing laws were first implemented in the 1970s as part of the campaign to end apartheid in South Africa.

9. The other cities are: Berkeley, CA; Madison, WI; Santa Monica, CA; Ann Arbor, MI; Oakland, CA; Carrboro, NC; Takoma Park, MD; Boulder, CO; Chapel Hill, NC; Santa Cruz, CA; Quincy, MA; Palo Alto, CA; Newton, MA; West Hollywood, CA; Brookline, MA; and Somerville, MA.

10. These groups include the Karen, Mon, Karenni, Shan, Chin, Naga, Wa, Lahu and Rohingya.

11. Ethnic minorities may form the majority of the population in as much as half of Burma's land area. See Anti-Slavery International, *Ethnic Groups in Burma*, (London, 1994) (Hereinafter: *Ethnic Groups*), at 17.

12. Economic data show significant problems began much earlier. From 1962 to 1977, for example, real GDP growth barely kept pace with population increases. World Bank, *Myanmar - Policies for Sustaining Economic Reform*, p. 1.

13. Id. The regime declared that certain large denomination banknotes were no longer legal tender, possibly as a way of suppressing border trade controlled by ethnic groups seeking autonomy. Average citizens as well as black market traders lost money as a result. Students were angered because many of their families held savings in what became valueless banknotes and were therefore unable to pay tuition and board charges.

14. Article 19, *Burma: Beyond the Law*, (August, 1996) (Hereinafter: *Beyond the Law*), at 7.

15. See eg, Report of the Special Rapporteur on Burma, (1995), UN Doc. E/CN.4/1995/65, paragraph 8.

16. Id.

17. Id., para. 9.

18. The takeover was promulgated in *Announcement No. 1 of 1988.*

19. Janelle M. Diller, *The National Convention in Burma (Myanmar): An Impediment to the Restoration of Democracy* (for: International Centre for Human Rights and Democratic Development, Montreal, Quebec, & The International League for Human Rights, New York), April, 1996, p. 1. General Saw Maung, then chairman of the SLORC, described the position on January 24, 1992: "Today the country is being governed by martial law. Martial law means no law at all." Speech of General Saw Maung, January 21, 1992, broadcast on Voice of Myanmar Television, Rangoon, January 21, 1992. See BBC Summary of World Broadcasts, available in LEXIS file FE/1286/B/1.

20. This was promulgated in *Announcement No. 2 of 1988*, dated September 18, 1988.

21. *Ethnic Groups in Burma*, p. 27.

22. See Freedom of Association chapter.

23. Winner of the 1991 Nobel Peace Prize, and daughter of General Aung San, a hero of Burma's independence movement.

24. The NLD delegates were barred from returning, and the National Convention continued its work until it stopped in March 1996.

25. Martin Smith, *Burma: Ethnicity and the Politics of Insurgency*, p. 199.

26. *Ethnic Groups in Burma*, p. 28.

27. Id.

28. Id., p. 29.

29. Report of the Special Rapporteur on Burma, (1995), UN Doc. E/CN.4/1995/65, paragraph 142.

30. Id., para. 153.

31. See, e.g. Bill McAllister, *Asian Drug Lord Indicted as Major Heroin Pusher--Golden Triange Figure has "Private Army."* Washington Post, March 16, 1990, p.A39. See also U.S. Department of State, International Narcotics Control Strategy Report-1997. Available on the WWW at

http://www.state.gov/www/global/narcotics_law/1997_narc_report/seasi97.html.

32. The fourth round of cease-fire talks collapsed in January 1997. U.S. Department of State, *Country Practice Reports*, (1997).

33. On March 15, 1998 the *Washington Post* reported an assault by 1,000 Burmese troops on a KNU position near the Thai border.

34. See The State Peace and Development Council Notification 1/97, Nov. 15, 1997.

35. Human Rights Watch, *World Report*, 1997.

36. The primary schools were not re-opened until September 1997.

37. Laws which restrict peoples' freedom of movement are enforced in other parts of the country but Muslims are reported to suffer more than most. Under a law introduced by the BSPP, for example, each household must report to the local authorities the number of people sleeping there each night. Originally this law determined the quantity of basic commodities which the household could buy from cooperatives which supplied household necessities. Today, however, it has the effect of making each person report their whereabouts to the local authorities if they are not in their own home. The law is also used by local authorities to justify searches of homes. Daw Aung San Suu Kyi, *Letters from Burma*, Penguin, 1997, p. 52.

38. See e.g., Interim Report of the Special Rapporteur on Burma (1997), UN Doc. A/52/484, para. 113 (the Special Rapporteur had been informed that between 5,000 and 25,000 refugees fled to Bangladesh in the first half of 1997); Human Rights Watch/Asia, *Update on the Rohingya situation in Bangladesh and Burma*, October 6, 1996 (new arrivals to October 1996 numbered around 10,000), Human Rights Watch/Asia, *Rohingya refugees in Bangladesh -- the search for a lasting solution*, August, 1997 (10,000 to 15,000 new arrivals in the first half of 1997), and Amnesty International, *Myanmar/Bangladesh -- Rohingyas -- the search for safety*, September 1997 (estimates of the number of new arrivals in the first half of 1997 vary between 2,000 and 20,000).

39. Burmese Border Consortium, *Burmese border camp locations with population figures*, January 1998.

40. Stern, *Thailand's Migration Situation and its Relations with other APEC Members and Other Countries in Southeast Asia*, Asian Research Centre for Migration Studies, Institute of Asian Studies, Chulalongkorn University, (January 1998) (Hereinafter: *Stern*), p. 24.

41. Archavanitkul, Jarusomboon and Warangarat, *The Complexities and Confusion of Cross-Border Migration into Thailand*, Institute of Population and Social Research, Mahidol University, Nakon Pathom, Thailand, 1997, p. 16. Burmese workers comprise over 87% of registered illegal workers in Thailand (Stern, *supra*, p. 19), so Burmese probably account for about 850,000 of the 970,000 illegal workers in Thailand.

42. *Beyond the Law*, p. 72.

43. See for example Lawyers Committee for Human Rights, *Summary Injustice: Military Tribunals in Burma* (April 1991), and International Commission of Jurists, *The Burmese Way: To Where? Report of a mission to Burma*, (December 1991.)

44. *Beyond the Law*, pp. 3, 4.

45. This makes any study of the legal system difficult. Id.

46. In March 1996, the Burmese Ambassador to the U.N. reported that 151 laws had been repealed because they were

"not . . . in conformity with the present situation" and that 35 "old" and 78 "subsidiary" laws had been repealed and replaced. Memorandum of Observations submitted by the Burmese Ambassador to the United Nations, to the UN Assistant Secretary-General for Human Rights, UN Doc. E/CN.4/139, dated March 21, 1996, referred to in *Burma: Beyond the Law*, *supra*, at p. 4. The Ambassador's reference to 151 laws replaced appears to be a reference to the total number of laws repealed by *The State Law and Order Restoration Council Law for the Repeal of Old Laws*, SLORC Law No. 1/92, (February 19, 1992), published in the *Working People's Daily* February 20, 1992 (137 laws repealed), and *The State Law and Order Restoration Council Law for the (Second Time) Repeal of Old Laws*. SLORC Law No. 4/93, (March 31, 1993), published in the *Working People's Daily* April 1, 1993 (14 laws repealed). In November, 1993, the UN Special Rapporteur on Burma was given lists of: (1) the 99 laws enacted by the SLORC between August 18, 1988 and November 12, 1993, (2) the 186 laws repealed by the SLORC and (3) the 93 laws that were under review by the Laws Scrutiny Central Body. Report of the Special Rapporteur (1994) UN Doc. E/CN.4/1994/57, para. 21.

47. *Notification No. 33/91*, dated July 17, 1991.

48. The GOB's cooperation with the international community is sporadic. It allowed the U.N. Special Rapporteur, then Professor Yozo Yokota, to visit in 1993 and 1994, but has not allowed the current Special Rapporteur to visit, despite repeated requests. Burma refused to allow either the ILO Commission of Inquiry or the European Commission to conduct fact finding on forced labor inside the country. It has received some missions on behalf of the U.N. Secretary General. As noted, the GOB did not grant visas to a joint DOL/State Department research team planning travel to Burma for this report.

49. *Beyond the Law*, p. 21.

50. From 1990 to 1992 the Commission on Human Rights received confidential reports via a special rapporteur to its Subcommission on the prevention of discrimination against minorities.

51. Interim Report of the Special Rapporteur on Burma, (1996), UN Doc. A/51/466, paragraph 4.

52. Id.

53. See Reports of the Special Rapporteur on Religious Intolerance, (1995, 1996), UN Doc. E/CN.4/1996/95, paragraphs 42, 46, 48 to 50, 55; UN Doc. E/CN.4/1995/91, and UN Doc. E/CN.4/1995/91/Add.1, paragraph 18 (which reproduces a lengthy response from the GOB on its policy toward Muslims.)

54. See Reports of the Special Rapporteur on Extrajudicial, Summary or Arbitrary Executions, (1994 to 1997), U.N. Doc. E/CN.4/1994/7, para. 447 to 455; U.N. Doc. E/CN.4/1995/6, paras. 227 to 230; U.N. Doc. E/CN.4/1996/4, paras. 327 to 334; U.N. Doc. E/CN.4/1997/60/Add.1, paras. 349 to 355.

55. See Reports of the Special Rapporteur on Torture, and other Cruel, Inhuman or Degrading Treatment or Punishment (1994 to 1997), UN Doc. E/CN.4/1994/31, paras. 399 to 401; UN Doc. E/CN.4/1995/34, paras. 493 to 500; UN Doc. E/CN.4/1996/35, paras. 113, 114 and UN Doc. E/CN.4/1996/35/Add.1; and UN Doc. E/CN.4/1997/7/Add.1 paras. 336 - 344.

56. See Reports of the Special Rapporteur on the Sale of Children, Child Prostitution and Child Pornography (1994, 1996, 1997), UN Doc. A/49/478, paras. 46, 146, 147, and 192(d) and (I); UN Doc. E/CN.4/1996/100, para. 34; UN Doc. E/CN.4/1997/95.

57. Report of the Representative of the Secretary-General, (1995), UN Doc. E/CN.4/1995/50, para. 85.

58. See Report of the Working Group on Arbitrary Detentions, (1996), UN Doc. E/CN.4/1996/40; and the decisions of the Working Group: Nos. 52/1992, 38/1993, 38/1993, and 62/1993.

59. The ILO was created by the Treaty of Versailles, at the end of World War I. In 1946, it entered into a cooperative

arrangement with the newly created United Nations and is the oldest specialized agency of the U.N. system. It is also unique in that its tripartite membership includes government, worker and employer representatives from member nations.

60. See Appendix II for a full list of ILO Conventions ratified by Burma.

61. Burma ratified Conventions 29 and 87 on March 4, 1955. Other core ILO conventions include the Abolition of Forced Labor Convention (No. 105), the Discrimination (Equality of Opportunity in Employment) Convention (No. 111), the Right to Organize and Collective Bargaining Convention (No. 98) and the Minimum Age for Employment Convention (No. 138).

62. ILO members report regularly on their labor laws and practices, in areas covered by Conventions they have ratified. The reports are reviewed by the Committee of Experts on the Application of Conventions and Recommendations, a group of independent experts in international and labor law. The Committee of Experts has repeatedly expressed its concern that Burma's labor practices are inconsistent with Conventions 29 and 87. In serious cases mentioned by the Committee of Experts, Governments are called to explain the situation before the Committee on the Application of Standards of the International Labor Conference.

63. International Labor Conference, 83rd. Session, (1996), *Provisional Record*, p. 14/74.

64. Projects in place in 1991 were completed. There were standards-related ILO missions in 1994 and 1995 specifically dealing with freedom of association. Burma is currently participating in a joint ILO/Asian Development Bank project for regional training assistance on employment promotion and training in the greater Mekong sub-region. ILO Country Briefing Note, *Myanmar*, Bangkok, November, 1997, p. 7. UN agencies which continue to operate in Burma include UNDP, UNHCR, UNDCP, UNICEF, WHO, WEP and FAO. Some international non-governmental organizations operate in Burma, including World Vision, Swiss Aid, Medicins Sans Frontieres, Save the Children (U.K.), Save the Children (U.S.) and World Concern. In 1995, the International Committee of the Red Cross (ICRC) closed its office in Rangoon after the failure of negotiations with the SLORC on allowing the ICRC regular and confidential access to security detainees. See, e.g. Human Rights Watch, *World Report*, 1996. The ICRC was unable to negotiate its return in 1997. Department of State, *Country Practice Reports* (1997).

65. See International Labor Conference, *Provisional Record* for 1993, 1995, 1996, 1997 and 1998. The Committee on the Application of Standards has also discussed this case for several years and in 1996, "expressed its profound regret that serious divergences between the national legislation and the Convention continued to exist ... and deplored the fact that the Government (of Burma) failed to cooperate." Special paragraphs were also adopted on Convention No. 29 in 1995 and 1996.

66. Id.

67. The complaint was submitted under Article 24 of the ILO constitution.

68. The complaint was submitted under Article 26 of the ILO Constitution. For a full statement of the worker delegates' case concerning forced labor as a breach of Convention 29, see ICFTU, *Supplementary Evidence to the Complaint Submitted Under Article 26* (October 1996).

69. The relevant conference report language to the Foreign Operation, Export Financing, and Related Programs Appropriation Act of 1997 specifically asked that this report address allegations concerning the forced relocation of laborers, and the use of forced labor to support tourism and construction of the Yadana gas pipeline.

70. 1947 Constitution, Art. 19.

71. Id.

72. *Villages Act*, 1908, s. 8(1)(g) (obligation of headmen to furnish porters), s. 10 (liability of headman to fine for failure

to perform obligations, s. 11 (obligation of village residents to perform public duties including assisting the headman in providing porters), and s. 12 (liability of village residents to punishment for failure to carry out public duties). *Towns Act*, 1907 s. 7(1)(l) (obligation of headman to furnish porters), s. 9 (obligation of ward residents to perform public duties including assisting the headman in providing porters) and s. 9A (liability of ward residents to punishment for failure to carry out public duties).

73. *Penal Code*, s. 347.

74. Convention 29 requires countries to suppress all forms of forced or compulsory labor within the shortest possible period (Art. 1). Some forms of forced labor are permitted to continue including compulsory military service, normal civic obligations (such as jury duty), prison labor, service in times of national emergency, and traditional minor communal services (Art. 2(2)). The imposition of forced labor should be a criminal offense, and governments should see that offenders are appropriately penalized (Art. 25).

75. Countries must not used forced labor: (1) for political coercion, (2) to mobilize labor for economic development, (3) as a means of labor discipline, (4) to punish participants in strikes or (5) as a means of racial or other social discrimination (Art. 1). Countries must take steps to secure the immediate and complete suppression of all those forms of forced labor (Art. 2).

76. Art. 5 (countries must take measures to ensure that forced or compulsory labor does not develop into slavery or conditions analogous to slavery.)

77. Art. 1(a) (countries must ensure the complete abolition of debt bondage and serfdom.)

78. Art. 1(1) (countries to punish anyone who procures, entices or leads away another person for prostitution, or exploits the prostitution of another person) and Art. 2 (brothel keepers and others must also be punished).

79. Art. 4 (no one shall be held in slavery or servitude).

80. Art. 8(2) (no one shall be held in servitude), Art. 8(3) (no shall be subject to forced or compulsory labor, although this does not prohibit prison labor or work required by a court order, compulsory military service, work required in case of emergency or calamity, or work which is part of normal civic obligations).

81. Signed March 14, 1956.

82. Report of the Special Rapporteur on Burma, 1998, UN Doc. E/CN.4/198/70, Section IV.A.

83. International Labor Organization, *Report of the Commission of Inquiry appointed under Article 26 of the ILO Constitution to examine the observance by Myanmar of the Forced Labor Convention, 1930 (No. 29)*, (1998), para. 543, p. 160.

84. Id., para. 539, pp. 158-159.

85. ILO, *Constitution of the International Labor Organization* (1992), Article 29, para. 2.

86. Id., Article 33.

87. See: ILO, *Report of the Committee set up to consider the representation made by the International Confederation of Free Trade Unions under article 24 of the ILO Constitution alleging non-observance by Myanmar of the Forced Labor Convention, 1930 (No. 29)*, ILO Doc. GB.261/13/7, (November 1994), (Hereinafter: *Article 24 Report*), para. 24; ILO, *Report of the Committee on the Application of Standards*, (1995), p. 24/62; ILO, *Report of the Committee on the Application of Standards*, (1996), p. 14/56; GOB, *Progress report on measures taken by Myanmar Government to*

abolish recourse to Forced Labor, September 30, 1996 (submitted pursuant to Art. 22 of the ILO Constitution). (Hereinafter: *Article 22 Report*), paras. 3 and 12; GOB. *Memorandum on [sic] Rebuttal of the Union of Myanmar on allegations of forced labor practices*, submitted to the European Union, (March 14, 1996) E.U. Doc. SPG/4/96. (Hereinafter: *E.U. GSP Response*), paras. 32 to 34; ILO, *First report: Complaint concerning the observance by Myanmar of the Forced Labor Convention, 1930 (No. 29), made by delegates to the 83rd (June 1996) Session of the Conference under article 26 of the Constitution of the ILO*, ILO Doc. GB.268/15/1, para. 20(a).

88. See, for example, Report of the Special Rapporteur on Burma, (1996), UN Doc. E/CN.4/1996/65, para. 30 (the Secretary-One of the State Law and Order Restoration Council advised the Special Rapporteur that stories about forced labor were untrue: the people were of the Buddhist faith, and willing to contribute voluntarily to development projects.)

89. *Article 24 Report*, paras. 20, 21.

90. Union of Myanmar, "Rebuttals of the Allegations made in the Report on the Situation of Human Rights in Myanmar by Professor Yozo Yokota," (New York: Union of Myanmar Mission to the United Nations, February 26, 1993).

91. *Article 24 Report*, para. 40.

92. Nyan Htet, "Myanmar's Tradition of Labor Contribution," *Working People's Daily*, October 18, 1992, p. 5.

93. See, e.g., Agence France Presse, *Burma hails ASEAN entry with street clean-up campaign*, August 4, 1997.

94. The U.N. Special Rapporteur on Burma was provided with copies of certain secret directives concerning the practice of forced labor, during the course of his visit in 1995. Report of the Special Rapporteur, (1996), UN Doc. E/CN.4/1996/65, add. 2, 3.

95. June 2, 1995

96. April 27, 1995

97. Report of the Special Rapporteur on Burma, (1996), UN Doc. E/CN.4/1996/65, para. 141.

98. *EU GSP Response*, paras. 14, 15.

99. *EU GSP Response*, para. 16, para. 19 ("The Government has allotted funds for the village and township development projects and people in the communities have to supplement the fund with the contribution of labor, cash or kind.")

100. *EU GSP Response*, para. 20. See section on the "Yadana Natural Gas Pipeline" later in this chapter for further discussion on the Ye-Tavoy Railway.

101. *Article 22 Report*, para. 14.

102. Id., para. 15.

103. *EU GSP Response*, para. 29.

104. Collections of orders translated into English have been published by human rights groups. See, e.g. Karen Human Rights *SLORC Orders to Villagers: Set 97-B, Central Karen State*, (September 14, 1997), KHRG # 97-10; *Set 97-A, Chin* State, (March 16, 1997), KHRG #97-04; Set *96-F, Central Karen State*, (December 10, 1996), KHRG # 96-35; *Set 96-B, Taungoo District*, (February 23, 1996), KHRG #96-09; *Set 96-C, Ye-Tavoy Railway, Dooplaya District*, (May 27, 1996), KHRG #96-22; *Set 96-E, Central Karen State*, (July 31, 1996), KHRG #96-30; *Set 96-D, Karenni State, 1995*, (July 29,

1996), KHRG #96-29; see also Images Asia, *All Quiet on the Western Front - The Situation in Chin State and Sagaing Division, Burma*, (January 1998), (Hereinafter: *All Quiet*).

105. Karen Human Rights Group, *Forced Labor - Submission to the ILO*, (August 1997), (Hereinafter: *KHRG/ILO*), p. 5.

106. 0 For a general account of the practice of forced portering see for example Amnesty International, *Myanmar: The Climate of Fear Continues - Members of ethnic minorities and political prisoners still targeted*, AI: ASA 16/06/93 (October, 1993), (hereinafter: *Climate of Fear*), pp. 13 - 21; Human Rights Watch/Asia, *Abuses Linked to the Fall of Manerplaw*, (March 1995) (Hereinafter: *Manerplaw*), p. 12.

107. 0 Anti Slavery International, *Ethnic Groups in Burma*, (1994), (Hereinafter: *Ethnic Groups*), p. 111 (mothers and pregnant women have been forced to work as porters); Images Asia, *No Childhood At All: A Report on Child Soldiers in Burma* (May 1996), (Hereinafter: *No Childhood*), p. 6 (children have worked as porters); Human Rights Watch/Asia, *Burma: Children's Rights and the Rule of Law*, (January, 1997), (Hereinafter: *Children's Rights*), p. 20.

108. *KHRG/ILO*.

109. Human Rights Watch/Asia, *Burma - Entrenchment or Reform? Human Rights Developments and the Need for Continued Pressure*, (July 1995), (Hereinafter: *Entrenchment*), p. 15.

110. Report of the Special Rapporteur on Burma, (1995), UN Doc. E/CN.4/1995/65, para. 230.

111. *Ethnic Groups*, p. 84; for maps depicting different construction projects in Myanmar which are being carried on using forced labor, see Australian Council for Overseas Aid, *Slave Labor in Burma - an examination of the SLORC's forced labor policies*, (May, 1996), Appendices A and B.

112. Several elderly ethnic Shans and Karens who fled Burma told DOL interviewers that they remember the army began to use forced labor after seizing power in 1962. They remembered forced labor being used to repair roads damaged in the rainy season but that in the 1990s they saw a vast expansion of the practice as the army started building new roads, railroads and airports. Interviews with DOL, March 1998.

113. *Seven years*, pp. 25-26; Article 19, *Paradise Lost? The Suppression of Environmental Rights and Freedom of Expression in Burma* (September 1994) (Hereinafter: "*Paradise Lost*"), p. 6.

114. *Entrenchment*, p. 15.

115. *Beyond the Law*, p. 49; *Climate of Fear*.

116. US Committee for Refugees, USCR Site Visit to Bangladesh (June 20 - July 1, 1996) (Washington, DC, 1996) (recent arrivals in Bangladesh from Arakan state report Rohingyas are disproportionately subject to forced labor, *Beyond the Law*, pp. 46-49; *Denied*, pp. 15 - 17.

117. 0 *Paradise Lost*, p. 19.

118. See, for example, *Paradise Lost*, p. 20.

119. 0 The U.N. Special Rapporteur on Extrajudicial, Summary or Arbitrary Executions has expressed concern at "persistent reports of arbitrary and excessive use of force by members of the security forces, who seem to enjoy virtual impunity." UN Doc. E/CN.4/1994/7.

120. 0 *Entrenchment*, p. 15.

121. 0 Id.

122. 0 *Ethnic Groups*, p. 113.

123. See, for example, *Entrenchment*, p. 15 (a large number of people reportedly died of malaria during forced labor on a road construction project at Putao.)

124. 0 In an interview published in the Bangkok Post of 18 October 1992, Lieutenant-Colonel Than Han of the Border Areas Development Programme explained that hill tribe people suffer from the climatic change when they come down to work on the plains: "They sweat a lot, they lose weight and they have some health problems." *Ethnic Groups*, p. 88.

125. U.S. Embassy Rangoon, *Foreign Economic Trends Report: Burma, 1997*, (September 1997), (Hereinafter: *FETR*), p. 82.

126. In 1995, the GOB claimed a "contribution of labor" by the people on seven new railroad projects. Letter dated 18 March 1996 from the Permanent Representative of the Union of Myanmar to the United Nations Office at Geneva, Memorandum of observations and comments concerning document E/CN.4/1996/65 of 5 February 1996 pertaining to the Union of Myanmar, UN Doc. E/CN.4/1996/139, (March 21, 1996), (Hereinafter: *Memorandum of Observations*), p. 21.

127. The Secret Directives are described earlier in this chapter, in the section on "How Forced Labor is Exacted from the Civilian Population."

128. See, for example, The Union of Myanmar, Review of the Financial Economic and Social Conditions for 1995/96, Ministry of National Planning and Economic Development, 1996.

129. FETR, p. 79.

130. A list of projects reported to have been undertaken with contributions of voluntary labor is attached as Appendix III. Articles in the GOB press frequently printed figures for numbers of unpaid workers on specific projects. While the sum of all unpaid workers printed in the state press exceeds five million, it is not possible to determine whether this number represents five million separate individuals, or whether some people worked on more than one project without pay and were thus counted more than once.

131. See for example, Human Rights Documentation Unit, National Coalition Government of the Union of Burma, *Forced Labor testimony for the Public Hearing on Forced Labor in Burma*, Jun. 27, 1997, at 7-8 (list of 83 infrastructure projects ongoing during 1996 which were using forced labor. Fewer than ten were also identifiable in GOB state press as using "voluntary labor.")

132. Interim Report of the Special Rapporteur on Human Rights in Burma, UN Doc. A/50/568, para. 12 (para. 25 of the summary of allegations submitted to the GOB) ("[M]any of the measures that the government has taken to prepare the country for foreign tourists reportedly constitute violations of human rights. Forced labor has reportedly been used to restore some of the tourist sights (e.g., Mandalay Palace) and to upgrade the infrastructure (e.g. railways, roads and airports)." *See also* "Burma Using Forced Labor on Tourist Projects", *New York Times*, 17 July, 1994; Burma Action Group-UK, *Burma: The Alternative Guide*, 1995.

133. Hobson & Leung, *Hotel Developments in Myanmar*, Cornell Hotel & Restaurant Quarterly, Vol. 38, p. 60, Feb. 1997. Available in Lexis/Nexis News; curnws directory.

134. Id.

135. Id.

136. *Embassy Rangoon*, para. 64.

137. See, e.g., *The Bangkok Post*, 22 January, 1995

138. "Mandalay celebrates completion of renovation of moat, ring road," *The New Light of Myanmar*, May 1, 1994, at 1.

139. Id., para. 67.

140. *The Guardian*, London, 12 July, 1994.

141. *The Working People's Daily*, January 13, 1994.

142. *The Working People's Daily*, January 3, 1994.

143. *Burma: The Alternative Guide.*

144. Philip Sherwell, "Children toil on the road to Mandalay," *The Daily Telegraph*, June 21, 1996, p. 20. Available in Lexis/Nexis News;curnws library.

145. U.S. Department of State Unclassified Cable from U.S. Embassy Rangoon, No. 030924Z, February 3, 1998, (Hereinafter: *Embassy Rangoon*, 2/3/98), para. 64. See also, "Secretary-2 inspects extension of Yangon-Mandalay highway," *The New Light of Myanmar*, March 3, 1995, p. 1.

146. Agence France Presse, *Burma hails ASEAN entry with street clean-up campaign*, August 4, 1997.

147. The Government of the Union of Myanmar, Ministry of National Planning and Economic Development, *Statistical Yearbook, 1997*, Tables 3.02-3.05. These statistics, which are based on a 1990 labor force survey, do not include unpaid family workers. The CIA's *1997 World Factbook* estimates that 65.2% of the workforce is engaged in agricultural work; these latter numbers appear to include estimates for unpaid family workers.

148. UNHCR, *Bulletin*, June 1995, cited in Human Rights Watch Asia, *Burma: The Rohingya Muslims, Ending a Cycle of Exodus?* September 1996, at 28.

149. Human Rights Watch Asia, *Burma: The Rohingya Muslims, Ending a Cycle of Exodus?* September 1996, at 28.

150. Physicians for Human Rights/Denmark and DANCHURCHAID, *Violations of Human Rights in Burma, Report of a Fact-finding Mission*, November 1997, at 13.

151. ILO, *Report of the Committee of Experts*, (1995), para. 2, p. 109 (the GOB reporting "799,447 working people" as contributing "voluntary labor" on the Aungbon - Loikow railway); *Beyond the Law*, p. 49 (hundreds of thousands affected); Ethnic Groups, p. 84.

152. *Entrenchment*, p. 14.

153. *New Light of Myanmar*, 15 December, 1993, as cited in *Entrenchment*, p. 15 (reporting 921, 753 people contributing labor to build the Pokokku-Manywa railway); *Working People's Daily* of 8 May 1992 reporting that over 300,000 people had contributed "voluntary labor" on the Aungbon - Loikow railway.

154. *KHRG/ILO.*

155. See, for example, GOB, *Review of the Financial, Economic and Social Conditions for 1996/97*, Ministry of National Planning and Development, 1997, (Hereinafter: *GOB Review*), p. 69. Table 35, Rural Development Works. They include (1) agricultural and land reclamation, (2) roads and bridges, (3) village water supply, (4) health, (5) education and (6) miscellaneous social services. Until 1993/94 they also included co-operative and collective works, and farm mechanization.

156. Id.

157. Agricultural and land reclamation accounted for 154.2 million kyats (39.5 million of which was people's contributions) and roads and bridges for 235.3 million kyats (people's contribution: 125.3 million kyats) of a total budget for rural development works of 419.5 million kyats.

158. Table 1 uses GOB financial data that is not adjusted for inflation nor adjusted to reflect the real market value of the uncompensated labor contributions so it is of little value in determining the real value of forced labor over time. However, precisely because the data reflects the GOB's assigned value for day labor times the number of persons contributing labor, it is useful both as a proxy for the relative use of forced labor during this period and to calculate the average number of persons contributing labor.

159. 1997 FETR, p. 79. "Since the "people's contributions" are, by definition, uncompensated, the GOB statistics evaluating them must be based on a GOB-assigned shadow price for contributed labor. The shadow price used for this purpose appears to be the official GOB government contract price for day labor, which was 10 kyat per day before 1988, 15 kyat per day from 1988 to 1993, and has been 20 kyat per day since 1993."

160. 1997 FETR, pp. 80-81, 151.

161. *GOB Review*, Table 36, p. 70.

162. 1997 FETR, pp.80-81.

163. 1997 FETR, p. 82.

164. *Embassy Rangoon*, 2/3/98.

165. The GOB does state that "People's Contributions" include labor, cash and "inkind" contributions. While the bulk of the contributions appear to be labor, an estimate of man-days of forced labor based on the value of "People's Contributions" would appear to overstate forced labor by including cash and "in-kind" contributions. However, "in-kind" contributions frequently appear to involve forced labor contributions as for example, when the military orders villagers to provide bamboo for building barracks: the villagers must go into the forest, cut the bamboo and return it to the military. Also, cash exactions for "porter fees" or forced labor fees are ostensibly used to reimburse persons for service exacted by the government. However, forced labor, even when compensated, is prohibited by ILO Convention 29 and other provisions of international law.

166. *FETR*, p. 79.

167. Id.

168. *FETR*, p. 81.

169. Id.

170. Id.

171. Id. ". . . both anecdotal evidence and casual observation indicate . . . the use of uncompensated labor in these projects were similar to those employed in the local rural development works . . ." The similarity is important because the data on forced labor for local projects is more precise than the data published on the much larger national projects. Insofar as the observed trends are in both local and national projects are similar, the more precise local data can be used draw inferences on the scale of forced labor on national projects. However, because national projects have become increasingly capital intensive (i.e. relied more on heavy equipment) compared to local projects, inferences about forced labor on a national scale based on the data from local projects are increasingly unreliable after FY 1994/95.

172. Id.

173. 14 billion kyats in 1993/94, 23 billion kyats in 1994/95, and 43 billion kyats in 1995/96. Id.

174. Id.

175. Id., p. 82.

176. Id., p. 82, n. 40. (The text of the note refers to "person hours" of labor. DOL has confirmed with the report's author that "days" was intended and that the error is typographical.)

177. Id.

178. Id., p. 81.

179. Id.

180. Id. See also *Embassy Rangoon*, 2/3/98, para. 6 (commented on promise of Regional Commander in Arakan state to stop forced labor by saying: "we have learned that the promises and denials of [GOB] officials are not worthy of trust.")

181. The Mon Information Service (MIS) reported in December, 1996 that military labor had replaced forced labor on the Ye Tavoy railroad.(182)

182. - " "

183. *Embassy Rangoon*, 2/3/98, para. 49.

184. 0 *Ethnic Groups*, p. 91.

185. *KHRG/ILO.*

186. 0 Amnesty International, *Myanmar: "No Place To Hide": Killings, abductions against ethnic Karen villagers and refugees*, AI: ASA 16/13/95 (June 1995) (Hereinafter: *No Place to Hide*), p. 25.

187. *KHRG/ILO.*

188. 0 *Ethnic Groups*, p. 89.

189. 0 For example, an elderly Karen headman from Thaton district lost a leg after SLORC troops tied him to a rope and

forced him to try and find a path through a mine field. *Ethnic Groups*, pp. 29-30.

190. 0 *Beyond the Law*, p. 50. For example, as part of SLORC's offensive against the Karen National Union and the Mong Tai Army between November 1994 and June 1995, thousands of porters were reportedly taken to the front line, and hundreds died. *Entrenchment*, p. at 21.

191. 0 Reports of the Special Rapporteur on Burma, (1995) UN Doc. E/CN.4/1995/65; (1994), UN Doc. E/CN.4/1994/57, para. 49; (1996), UN Doc. E/CN.4/1996/65, paras. 114, 115; (1993), UN Doc. E/CN.4/1993/37, paras. 79 to 84, 101 to 104, 135 to 138, 222, 228, 229, 231-233. See also Report of the Special Rapporteur on Torture and other forms of Cruel, Inhuman or Degrading Treatment or Punishment, (1994), UN Doc. E/CN.4/1994/31([hereinafter: *Report of the Special Rapporteur on Torture*), para. 401. Report of the Special Rapporteur on Extrajudicial, Summary or Arbitrary Executions, (1994), UN Doc. E/CN.4/1994/7, para. 448. Climate of Fear.

192. 0 *Report of the Special Rapporteur on Torture*, para. 20.

193. 0 *Entrenchment*, p. 21. The following account by a former porter of the death of another porter, a neighbor from his village, is illustrative of the treatment meted out to porters by SLORC troops: "I heard Tun Shwe say to the soldier behind him, a private from Battalion 531, `Sir, don't kill me. I will try to do my best to reach your destination. Now I cannot carry, cannot walk, but I will try. Don't punish me, don't kill me.' After Tun Shwe exclaimed `I cannot carry, cannot walk' the soldier shot him dead, one bullet from a G-4 at a distance of about four meters, in his back so his insides came out. After the shooting nothing happened, no-one could say anything. The soldiers just said to the other porters `complete your duty, go on, go on' as if he was driving cows." *No Place to Hide*, (June 1995), p. 29.

194. 0 *Climate of Fear*, pp. 20-21 (16 and 17 year old girls of ethnic groups taken as porters and raped). One human rights group which interviewed a number of refugees in a camp in Thailand reported that women who had worked as porters commonly alleged that they had been raped: "Four victims, aged 17 to 42, said they had been seized in or near their homes in Kammamaung township. They said that troops had raped them during a 22-day tour of compulsory labor duties carrying artillery shells to the front for the *Tatmadaw* assault on Manerplaw." *Ethnic Groups*, p. 113.

195. 0 See, for example Amnesty International, *Myanmar: Human rights after seven years of military rule*, AI: ASA 16/23/95 (October 1995), (Hereinafter: *Seven Years*), pp. 24-25; *No Place to Hide*, p. 27; Amnesty International, *Human rights still denied*, AI: ASA 16/18/94, (November 1994), (Hereinafter: *Denied*), pp. 14 - 21.

196. Physicians for Human Rights/Denmark & DANCHURCHAID, *Violations of Human Rights in Burma*, November 1997

197. 0 See, for example, Asia Watch, *Burma: Forced Labor and Religious Persecution in North Arakan State*, (1992), p. 3.

198. KHRG/ILO, at 2.

199. Earth Rights International and Southeast Asian Information Network, *Total Denial* (July 1996), p. 33. See also *Ethnic Groups*, p. 84.

200. Human Rights Watch/Asia, *Rohingyas: Repatriation or Refoulement*?, p. 29.

201. 0 See, for example, Amnesty International, *Myanmar: Human rights violations against Muslims in the Rakhine (Arakan) State*, AI: ASA 16/06/92, (October 1992), (Hereinafter: *Human Rights Violations*), p. 6. See also generally, *KHRG/ILO*.

202. Although commanding officers have reportedly been involved in such commercial ventures, there is no evidence to suggest that military holding companies such as the Union of Myanmar Economic Holdings (UMEH) have been involved

in such ventures.

203. *Embassy Rangoon*, 2/3/98, para. 45.

204. 0 N. Chan, "A Culture of Coercion", *Burma Issues*, January 1995, pp. 2, 3.

205. See for example, *KHRG/ILO.*

206. *See, e.g.,* International Federation of Human Rights Leagues (FIDH), *Burma, Total and Human Rights: dissection of a project,* Nov. 1996 [hereinafter *FIDH]*, (alleging that the pipeline "gives occasion to large-scale, repeated and documented violations of human rights [and.]...that without the pipeline, all, or at least some, of these violations would not have occurred."); EarthRights International and Southeast Asian Information Network, *Total Denial,* July 1996, [hereinafter *Total Denial*]. ("Forced labor is occurring on the pipeline itself; forced portering for the military responsible for the pipeline security is widespread and [company personnel] have at times been present when these abuses are taking place."); Mergui Tavoy Information Service, Karen National Union, *Report the Facts: The Yadana Gas Pipeline Construction in Tavoy District, Tennasserim Division*, 1995 [hereinafter *Report the Facts*]. *See also, e.g.* Karl Schoenberger, *The Human Rights Pipeline; Charges of Slave Labor in Myanmar Lead to Ballot at Unocal,* Los Angeles Times, April 11, 1994, at D1. (Shareholders allege forced labor and forced relocation caused by pipeline).

207. Id.

208. Department of State Unclassified Cable from Embassy Rangoon, No. 00220. January 22, 1996. (Hereinafter referred to as Rangoon 1996/00220), para. 24.

209. Id.

210. Id.

211. *See, e.g.,* Unocal, *Labor Conditions in Burma at the Yadana Pipeline, Statement of Unocal Corporation, Submission for the Hearing Record for the U.S. Department of Labor, Bureau of International Labor Affairs Hearings Regarding The International Labor Organization Inquiry on Labor in Burma*, July 7, 1997; *Yadana: Updated Statistics*, February 1998; Commission for Peace and Justice, *Humanitarian Report: Yadana Project,* January 28, 1998.)

212. See *Secretary-2, Ministers attend voluntary labor camp opening ceremony*, The New Light of Myanmar, January 17, 1994, at 1 (State press reports villagers contributing "voluntary labor" to build Ahpyauk natural gas pipeline in western Burma).

213. See ILO, *First report: Complaint concerning the observance by Myanmar of the Forced Labor Convention, 1930 (No. 29), made by delegates to the 83rd (June 1996) Session of the Conference under article 26 of the Constitution of the ILO*, ILO Doc. GB.268/15/1, Appendix: Observation of the Government of Myanmar on the initial complaint and supplementary evidence made by 25 Worker delegates to the 83rd Session of the International Labour Conference under article 26 of the ILO Constitution, February 5, 1997.

214. *See* Unocal, *Unocal in Myanmar (Burma): The Yadana Project*, March 1997, at 2.

215. International Gas Report (Financial Times) *"Pros and cons in the Pacific Rim"* April 18, 1991.

216. David Hayes, "Gas Import Review Takes on Urgency," Gas World International, April 1992, at 34.

217. David Brunnstrom, *Risks Foreseen in Total's $1 Billion Burma Venture*, Reuters, October 27, 1992.

218. "International Gas Report, (Financial Times), Thai-Burmese hiccups," April 4, 1991. The Petroleum Authority of Thailand had asked the World Bank to fund the project.

219. David Hayes, "Gas Import Review Takes on Urgency," Gas World International, April 1992, at 34.

220. Ibid.

221. Martin Smith, *Burma: Ethnicity and the Politics of Insurgency.*

222. *New railroad for regional development,* The New Light of Myanmar, June 25, 1995. ("Transportation has been difficult in [Tavoy] township...though there is a motor road from Dawei [Tavoy] to Yay [Ye] only about six cars ply the road in one day.")

223. N. Chan, "A Culture of Coercion", *Burma Issues*, January 1995, pp. 2, 3.

224. To build and operate the pipeline, the co-venturers formed a corporation with a distribution of equity ownership identical to that of the Yadana field production consortium. That entity, the Moattama Gas Transportation Company (MGTC) was incorporated in December 1994 with a Total affiliate holding 31.24% ownership, a Unocal subsidiary holding 28.26%, PTT Exploration and Production Public Co., Ltd. (PTTEP) owning 25.5% and the GOB's Myanmar Oil and Gas Enterprise (MOGE) holding the remaining 15%.Unocal, *Statement of Unocal Corporation: For the Department of Labor Report to Congress, Labor Conditions in Burma at the Yadana Pipeline*, February 1998, at 1.

225. Unocal, *Unocal in Myanmar (Burma): The Yadana Project,* March 1997, at 2.

226. Rangoon 1996/00220, para. 7.

227. *Yadana Natural Gas Project*, The New Light of Myanmar, September 13, 1995, at 3. ("Myanmar will earn 4900 million US dollars in thirty years for the sale of gas and this is about 450,000 US dollars a day.")

228. Rangoon 1996/00220, para. 7. The uncertainty about the GOB's total revenues from the project stem from secrecy surrounding its contractual terms.

229. *See, e.g.*, Unocal, *Labor Conditions in Burma at the Yadana Pipeline, Statement of Unocal Corporation, Submission for the Hearing Record for the U.S. Department of Labor, Bureau of International Labor Affairs Hearings Regarding The International Labor Organization Inquiry on Labor in Burma*, July 7, 1997; *Yadana: Updated Statistics*, February 1998; Commission for Peace and Justice, *Humanitarian Report: Yadana Project,* January 28, 1998.

230. Rangoon 1996/00220, para. 16.

231. Id.

232. Id.

233. Id.

234. Id.

235. Id.

236. Unocal, *Statement of Unocal Corporation: For the Department of Labor Report to Congress. Labor Conditions in Burma at the Yadana Pipeline*, February 1998, at 1. ("The Total affiliate, as project operator, is responsible for all day-to-day operations relating to the pipeline, including hiring all labor...The government of Myanmar does not provide or arrange for personnel to work on the pipeline"). To build and operate the pipeline, the co-venturers formed a corporation with a distribution of equity ownership identical to that of the Yadana field production consortium. That entity, the Moattama Gas Transportation Company (MGTC) was incorporated in December 1994 with a Total affiliate holding 31.24% ownership, a Unocal subsidiary holding 28.26%, PTT Exploration and Production Public Co., Ltd. (PTTEP) owning 25.5% and the GOB's Myanmar Oil and Gas Enterprise (MOGE) holding the remaining 15%. Unocal, *Statement of Unocal Corporation: For the Department of Labor Report to Congress, Labor Conditions in Burma at the Yadana Pipeline*, February 1998, at 1.

237. Rangoon 1996/00220, para. 28. (emphasis added)

238. Id., para. 22.

239. Id., para. 27.

240. Karen Human Rights Group, *Effects of the Gas Pipeline Project*, KHRG #66-21, May 23, 1996, at 13-16.

241. Id. at 17-18.

242. Id. "Loke-are-pay" literally means "to give voluntary labor," which is a euphemism commonly used by the GOB when referring to forced labor.

243. Id. at 20.

244. Human Rights Watch/Asia, Labor Practices in Burma. Submission to the U.S. Department of Labor, February 6, 1998. *See, also, e.g., FIDH, supra; Total Denial, supra* .

245. Rangoon 1996/00220, para. 17.

246. Id., para. 28.

247. Rangoon 1998/00302.

248. See R.W. Timm and K.M. Subhan, "Humanitarian Report: Yadana Project, January 28, 1998.

249. *See e.g.,* Mergui Tavoy Information Service, Karen National Union, *Report the Facts: The Yadana Gas Pipeline Construction in Tavoy District, Tennasserim Division*, 1995 (reporting two battalions in general area of the pipeline in 1991). *Compare,* All Burma Students Democratic Front, *Terror in the South: Militarisation, Economics and Human Rights in Southern Burma*, November 1997, at 20 (reporting 27 battalions in the area, five of which are stationed directly alongside the pipeline). *Accord* Rangoon 1996/00220, supra n. 101, at paragraph 22 (reporting five battalions stationed along or in the immediate vicinity of the pipeline, citing Press Briefing material annexed to Rangoon 1996/00220).

250. See, e.g. *Burma--SLORCS ensure security for gas pipeline laying*, Bangkok Post, January 30, 1997. Reprinted in PERISCOPE DAILY DEFENSE NEWS CAPSULES, January 30, 1997.

251. *See, e.g., Total Denial,* at 28.

252. Interim Report of the Special Rapporteur on Burma, (1996) UN Doc. A/51/466, paragraph 135; *see also Total*

Denial, at 28.

253. See *FIDH.* (Alleging forced labor in construction of military barracks.)

254. Id. at 31.

255. Rangoon 1996/00220, para. 18.

256. Id., para. 22, which reports on pipeline security and notes five battalions stationed along the pipeline route.

257. See Burma Army, Infantry Battalion 409 Operation 'Tayinaung' mapsheet, photographed by San Francisco Chronicle, on file with the Department of Labor. *See also,* Sandy Barran, *Gas Pipeline Carves Ugly Scar Across Burma: Villagers tell of shotgun-labor tactics*, San Francisco Chronicle, March 21, 1998 (Hereinafter Barran), at 1.

258. Infantry Battalion 403 in the Kanbauk region, Infantry Battalion 408 east of Kanbauk, Infantry Battalion 409 in the Tavoy River Valley, Infantry Battalion 404 in the upper Zinba River Valley, and Infantry Battalion 273 possibly in a series of forts along the ridge at Naing Ei Taung[(259)]

259. *See* Total, "Socio economic [sic] unit (T.M.E.P.)."Jan. 1996. Press Briefing Material annexed to Cable # 221101Z from U.S. Embassy Rangoon, Jan. 1996. (List of personnel hired by Total to provide medical, educational and development assistance to villagers in the area including entries for "Doctor in Pyingyi and battalion 408, " "Doctor in Eindayaza and battalion 403," "Doctor in Tavoy river crossing (Battalion 409..." and "Doctor in Hilipad [sic] 5 With 404 battalion." *See also* Total, "Socio eco unit T.M.E.P.". Press Briefing Material annexed to Cable # 221101Z from U.S. Embassy Rangoon, Jan. 1996. (Outlines structure of socio-economic unit and doctors assigned to Battalion 403 at Pyingyi, Battalion 409 at the Tavoy River crossing as well as doctors assigned to Battalions 408 and 404 at unspecified locations.)

260. The map indicates that the operations area for Infantry Battalion 273 is west of Kanbauk to the coast (including Hpaung Daw, Daminseik, Zadi, Kadeik and Kywe Thon Nyi Ma villages), Infantry Battalion 409 east of Kanbauk (including Eindeyaza and Migyaunglaung villages), Infantry Battalion 408 in the Tavoy River Valley, Infantry Battalion 405 in the lower Zinba River Valley, Infantry Battalion 401 in the upper Zinba River Valley, and Infantry Battalion 282 is in a series of forts along the ridge at Naing Ei Taung. In addition to the six battalions stationed directly on the pipeline, the map indicates that Infantry Battalion 407 is stationed just north of the pipeline security zone and Infantry Battalion 406 is posted just to the south.

261. Amnesty International, *Myanmar: Human rights after seven years of military rule*, ASA 16/23/96, October 1995, at 23. (I.B.s 104, 405, 408 and 409 using forced labor in Ye and Ye Pyu townships).

262. Karen Human Rights Group, *Effects of the Gas Pipeline Project*, KHRG #66-21, May 23, 1996, at 13.

263. Yozo Yokota, Report of the Special Rapporteur of the Commission on Human Rights on the Situation of Human Rights in Myanmar, A/50/568, October 16, 1995, at 15.

264. Id. at 21.

265. *See, e.g., Total Denial,* pp. 41-43; Rangoon 1996/00220, para. 20.

266. Rangoon 1998/00302, para. 82.

267. Id.

268. Id., para. 79. (Regarding relocations "in preparation for clearing the pipeline route...[o]n a recent visit to the pipeline, officer was told by village[r]s that relocations did occur." *See also*, Interview with refugees from Shintabi and Migyaunglaung villages by U.S. Department of Labor officials, Ban Dong Yang, Thailand, February 1998.

269. Rangoon 1998/00302.

270. See Mergui Tavoy Information Service, Karen National Union, Letter to the Department of Labor, Further information re the pipeline from original documents of 1991/92, KNU Mergui Tavoy District (Reporting relocations from or depopulations of seventeen villages in pipeline area and headcount and destination of families who complied, fled and whether people were able to return subsequently). On file with DOL.

271. Rangoon 1998/00302, para. 80.

272. *Myanmar Gas for Ratchburi Power Plant: The good impact of the Salween Dam,* [advertisement], Bangkok Post, April 17, 1995.

273. Rangoon 1996/00220, para. 25.

274. Id., para. 24.

275. Id.

276. Id.

277. Id., par. 25.

278. International Labor Organization, *Report of the Commission of Inquiry appointed under Article 26 of the ILO Constitution to examine the observance by Myanmar of the Forced Labor Convention, 1930 (No. 29)*, (1998), pp. 504-510.

279. Id.

280. Id.

281. Human Rights Watch Asia, Labor Practices in Burma, Submission to the U.S. Department of Labor, February 6, 1998 (Interview with villager "forced to work as a porter for the army guarding the security of the Yadana gas pipeline."); and Barran, (Refugees in Thailand report that they did forced labor "on pipeline-related projects such as helipads.")

282. Rangoon 00302 (1998), para. 78.

283. Rangoon 00302 (1998), para. 88. (Request for independent visit to pipeline "flatly denied" by the GOB.)

284. Rangoon 00302 (1998), para. 88. GOB informed that visit to the pipeline "would have to be approved by the Ministry of Oil and Gas (MOGE), and would only be approved in conjunction with an invitation by one of the oil companies involved in the project."

285. Interim Report of the Special Rapporteur on Burma, (1997), UN Doc. A/52/484, para. 73.

286. Id. See also: Report of the Special Rapporteur on Burma, (1997), UN Doc. E/CN.4/1997/64; *Beyond the Law*, p.

46.

287. *Embassy Rangoon* (1998), para. 55.

288. Interim Report of the Special Rapporteur on Burma, (1996), UN Doc. A/51/466, para. 119.

289. *Ethnic Groups*, p. 79, referred to in *Beyond the Law*, p. 46.

290. See for example Physicians for Human Rights/Denmark & DANCHURCHAID, *Violations of Human Rights in Burma*, November 1997, p. 14. (Forty-seven of 98 Shan, Karenni and Karen refugees surveyed in camps in Thailand reported having been forcibly relocated from their home villages. Two thirds reported GOB counterinsurgency campaigns as the reason for relocation.)

291. Report of the Special Rapporteur on Burma, (1997), UN Doc. E/CN.4/1997/64.

292. Interim Report of the Special Rapporteur on Burma, (1996), UN Doc. A/51/466, para. 119; *Beyond the Law*, p. 47; International Commission of Jurists, *The Burmese Way: to Where? Report of a mission to Burma* (December 1991), p. 70.

293. Interim Report of the Special Rapporteur on Burma, (1996), UN Doc. A/51/466, para. 122.

294. Interview with Human Rights Watch/Asia researcher, March 1998, on file; interview with Karen Human Rights Group researcher, February, 1998, on file. *KHRG/ILO*, p. 9. (Alleging collection of forced laborers for Aungban-Loikaw railroad a major reason for well documented relocations in Karenni State).

295. Karen Human Rights Group, *SLORC Orders to Villages, Set 96-B, Taungoo District*, February 23, 1996, KHRG #96-09.

296. Interviews with Karenni, Shan and Karen refugees in Thailand by U.S. Department of Labor officials, February 9 -- March 6, 1998.

297. Report of the Special Rapporteur on Burma, (1997), UN Doc. E/CN.4/1997/64; see also: *Beyond the Law*, p. 47.

298. *Ethnic Groups*, p. 81.

299. Karen Human Rights Group, *Relocations in the Gas Pipeline Area*, April 20, 1997, KHRG # 97-06.

300. Interim Report of the Special Rapporteur on Burma, (1997), UN Doc. A/52/484, para. 73.

301. Interim Report of the Special Rapporteur on Burma, (1996), UN Doc. A/51/466, para. 121.

302. *Embassy Rangoon* (1998), para. 60.

303. Id., para. 75.

304. Amnesty International, *Myanmar: Atrocities Worsen in Shan State*, April 15, 1998.

305. Id., para. 76.

306. Interim Report of the Special Rapporteur on Burma, (1996), UN Doc. A/51/466, para. 120.

307. Report of the Special Rapporteur on Burma, (1995), UN Doc. E/CN.4/1995/65.

308. Human Rights Watch/Asia, *Burma: The Rohingya Muslims - Ending a Cycle of Exodus?*, (September, 1996), p. 30.

309. Id., p. 31.

310. Human Rights Watch/Asia and Refugees International, *Bangladesh/Burma: Rohingya Refugees in Bangladesh - The Search for a Lasting Solution*, (August, 1997), p. 13.

311. *Ethnic Groups in Burma*, p. 81.

312. Report of the Special Rapporteur on Burma, (1997), UN Doc. E/CN.4/1997/64.

313. Workers and employers may join and establish organizations of their own choosing (Art. 2), which must not be subject to dissolution by administrative authority (Art. 4), and must be allowed to draw up their own constitutions and rules, to elect their representatives "in full freedom", and to choose and implement their own activities and programs (Art. 3(1)). Workers' and employers' organizations must be allowed to join federations and confederations, and to affiliate with international organizations (Art. 5). Countries may limit the freedom of association of police and members of the armed forces (Art. 9).

314. Workers must not be pressured not to join a union, or to give up union membership, as a condition of employment (Art. 1(2)(a)), and must not be dismissed (or prejudiced in employment) for participation in union activities (Art. 1(2)(b)). Public servants involved in the administration of the State are not covered (Art. 6), and countries may limit the freedom of association of police and of the armed forces (Art. 5). Workers' and employers' organizations should be independent, and free from interference in each others' activities (Art. 2). The right to organize should be protected (Art. 3), and voluntary collective bargaining promoted (Art. 4).

315. Conventions 87 and 98 are among the ILO's core human rights conventions. For a complete list of other ILO instruments on freedom of association and collective bargaining, see ILO, *General Survey on Freedom of Association and Collective Bargaining*, (1994), (Hereinafter: *Freedom of Association*, paras. 9 to 11. Burma is bound by only one of these other instruments: the Right of Association (Agriculture) Convention, 1921 (No. 11) which the United Kingdom ratified in 1923. Convention 11 provides that agricultural workers should have the same rights as industrial workers.

316. Art. 20(1) (rights of peaceful assembly and association) and Art. 23(4) (right to form and join trade unions for the protection of workers' interests).

317. Art. 21 (right of peaceful assembly) and Art. 22(1) (right of association, including the right to form and join trade unions). Countries may limit the freedom of association of police, and members of the armed forces (Art. 22(2)), but may not use the Covenant to derogate from the ILO Convention 87 (Art. 22(3)).

318. Art. 8(1)(a) (right to form and join the trade union of one's choice, according only to the rules of the organization); Art. 8(1)(b) (right of unions to join federations and confederations, and to affiliate internationally); Art. 8(1)(c) (unions' right to operate freely, subject only to national law); Art. 8(1)(d) (right to strike, provided it is exercised lawfully). Countries may limit the freedom of association of police and the armed forces (Art. 8(2)), but may not use the Covenant to derogate from ILO Convention 87 (Art. 8(3)).

319. To back this up, a special ILO supervisory procedure examines complaints against governments which do not guarantee the rights of freedom of association. *Freedom of Association*, para. 19.

320. Apparel accounted for approximately 75% of all U.S. imports from Burma in 1997, or $86 million of a total $115 million. Data obtained from the Office of Korea and Southeast Asia, International Trade Administration, U.S. Department

of Commerce, based on statistics collected by the U.S. Bureau of the Census.

321. It requires 50% union membership in a workplace before a union can be registered (s. 4). The 1966 *ILO Report of the Committee of Experts on the Application of Conventions and Recommendations* states that the requirement of a union to have 50% of the employees is inconsistent with Article 2 of Convention 87 which guarantees workers the right to establish unions without previous authorization.

322. Union officers may not belong to a political party, and must be employees where the union is established (s. 6(h)). According to the ILO, regulation of union amalgamations is also "excessively strict": it requires a 50% turnout in a ballot of the members of each union that wants to amalgamate, and a 60% majority in favor of amalgamation (s. 24).

323. Which did not repeal the *Trade Unions Act.*

324. ILO, *Report of the Committee of Experts*, 1971, p. 116.

325. ILO, *Report of the Committee of Experts*, 1980, p. 111.

326. This is the body which apparently has responsibility for reviewing most of Burma's laws to consider whether they continue to be appropriate to present conditions. For further discussion of the Laws Scrutiny Central Body and of law in Burma generally, see the Background Chapter.

327. GOB, *Aspects of Labor Laws in Myanmar*, (February, 1996) p. 15. Although the GOB says it has sought technical assistance from the ILO, under current circumstances, it is not clear that the ILO would provide such assistance. The ILO has run no new programs in Burma since 1991. In 1995 the GOB canceled a technical mission after ILO officers had arrived in Bangkok from Geneva, and the Conference Committee on the Application of Conventions and Recommendations resolved that the office could use its own discretion in the future about providing technical assistance. Another mission in May 1996 was also cancelled by the GOB. See ILO, *Report of the Committee of Experts on the Application of Conventions and Recommendations*, 1995, pp. 85-87 and 1996, pp. 73-75.

328. See Background, p. 14.

329. ILO *Report of the Committee of Experts on the Application of Conventions and Recommendations*, 1966, p. 96.

330. Id.

331. ILO *Report of the Committee of Experts on the Application of Conventions and Recommendations*, 1971, p. 116.

332. ILO *Report of the Conference Committee of Experts on the Application of Conventions and Recommendations*, 1989, p. 135; ILO *Report of the Conference Committee on the Application of Standards*, 1989, pp. 32-34.

333. ILO Report of the Conference Committee on the Application of Standards, 1991, pp. 48-49.

334. Id.

335. ILO *Report of the Committee of Experts on the Application of Conventions and Recommendations*, 1994, pp. 216-217; ILO *Report of the Conference Committee on the Application of Standards*, 1994, pp.92-94.

336. ILO *Report of the Committee of Experts on the Application of Conventions and Recommendations*, 1995, pp. 180-181; ILO *Report of the Conference Committee on the Application of Standards, 1995, pp. 85-87.*

337. ILO *Report of the Conference Committee on the Application of Standards*, 1996, para. 166 and pp. 73-75.

338. ILO *Report of the Committee of Experts on the Application of Conventions and Recommendations*, 1997, p. 182.

339. ILO *Report of the Conference Committee on the Application of Standards*, 1997, pp. 88-90.

340. ILO *Report of the Conference Committee on the Application of Standards*, 1998, paragraphs 212 and 215-216.

341. Report of the Special Rapporteur on Burma, (1995), UN Doc. E/CN.4/1995/65, para. 124.

342. Interim Report Special Rapporteur on Burma, (1997), UN Doc. A/52/484

343. Amnesty International, *Myanmar - a Challenge for the International Community*, AI Index: ASA 16/28/97 (Hereinafter: *Challenge*.)

344. The U.N. Special Rapporteur concluded in 1997, on the basis of "virtually unanimous reports . . . that there is no freedom of thought, opinion, expression or association . . .". Interim Report of the Special Rapporteur on Burma (1997), UN Doc. A/52/484, para. 149.

345. Id., para. 15.

346. Id., para. 19.

347. Id.

348. FTUB, *Labor Practices in Burma*, Submission to the U.S. Department of Labor, February 1998, (Hereinafter: *FTUB Submission*.)

349. The ICFTU is the international umbrella group for trade union centrals.

350. See Chapter 2 of this report on Forced Labor and Forced Relocations.

351. September 30, 1988.

352. Organizations involved in "undermining the prevalence of law and order, local peace and security, and smooth and secure operation of transport and communications" (Art. 5.B.) or in "undermining or stopping the operation of state administrative machinery" may not register (Art. 5.C). Also prohibited are organizations "composed of members of the state administrative machinery" including members of the army or the police, and "public service organizations, state boards and corporations, or personnel earning a monthly salary from the state", if they "accept the influence of a political organization" or have contact with one (Art. 5.D).

353. Law on Associations, Art. 3.C.

354. Law on Associations, Art. 7.

355. *Challenge*, and the Bangkok Post, July 30, 1997.

356. SLORC Information Sheet No. a-0095 (I/L), August 17, 1997, as reported electronically in Burmanet.

357. *Challenge*.

358. Id.

359. Id.

360. *FTUB Submission*, p. 1.

361. Report of the U.N. Special Rapporteur on Burma, 1998, UN Doc. E/CN.4/1998/70, Section II.D.3.

362. See, for example, Art. 20 of the *Universal Declaration of Human Rights*, ("No person may be compelled to join an association").

363. *Freedom of Association*, para. 100; ILO, *Digest of Principles on Freedom of Association*, (1996), paras. 321 - 330.

364. Human Rights Watch/Asia, *Burma: Childrens' Rights and the Rule of Law*, (Hereinafter: *Children's Rights*, p. 17.)

365. Commonwealth of Australia, *The New Aseans, Vietnam, Burma, Cambodia & Laos*, ISBN 0642 27148 8, Department of Foreign Affairs and Trade, June, 1997.

366. Id. (quotation marks in original)

367. *Childrens' Rights*, p. 17.

368. Report of the Special on Burma, (1997), UN Doc. E/CN.4/1997/64.

369. This is common practice, according to a number of human rights NGOs interviewed recently in Thailand. (Interviews on file.)

370. GOB Internet Home Page, link to information on trade and labor, available at www.myanmar.com/gov/trade/lab.html.

371. GOB Labor Force data from 1990/91 (the most recent available) show that 56.5 per cent of workers were employed in the agricultural sector. Of all employees, however, 35.3 per cent were "own account workers" and 32.6 per cent were unpaid family workers. Source: GOB, Department of Labor and UNFPA, *A Manual of Human Development Resource Indicators*, (1997), p. 45.

372. Over 93% of all enterprises over the last three fiscal years employ less than 10 workers; only 0.01% employ more than 100 workers. GOB, *Labor Market Information Indicators for the Subregional Labor Information Network*, (October, 1997), Table 11.

373. Eighty per cent of enterprises with more than 100 employees are state enterprises. Id.

374. Under the BSPP most industry was nationalized, and the GOB controlled virtually the entire non-agricultural economy. World Bank, *Myanmar - Sustaining Policies for Economic Reform*, (1995), p. 1. Although the SLORC has endeavored to liberalize the economy, it has had little success at privatization of government businesses, so the situation remains largely the same. "From 1963 to the present, most of the industrial sectors are owned and controlled by the government. . ." *FTUB Submission.*

375. GOB Website: www.myanmar.com/gov/trade/lab.html. (9/96)

376. *Embassy Rangoon.*

377. *FTUB Submission*, p. 3.

378. Commercial Guide, 1996, U.S. Department of State.

379. Id., para. 20.

380. Id.

381. *Embassy Rangoon*, para. 20.

382. The *Factories Act* covers any workplace with 20 employees, and workplaces with 10 or more employees if they are engaged in a "manufacturing process" using power. It does not appear to cover self-employed workers, work in agriculture, or transport machinery. It requires cleanliness in the workplace, adequate work space, whitewashing of factory walls, supply of potable water (and cool water in hot weather), and adequate sanitary facilities. An employer is responsible for ventilation of fumes (ss. 15, 16 and 38) and guarding of dangerous machinery (ss. 23, 30 to 32, 37, 85). Precautions must be taken when adjusting operating machinery, for work in confined spaces, for safety of lifting devices, and to prevent fires and explosions (s. 24). Workers are bound by certain obligations, but do not have any particular rights (s. 104). Employers must display safety provisions (s. 99). See *BLS Study*, p. 50, and ILO, *General Survey on Safety at Work*, (1987), paras 45, 96, 197, 207, 219, 231, 240, 279, 612.

383. Employers are liable for injuries and illnesses arising out of or in the course of work, unless the cause is the employee's (1) their own use of alcohol or drugs, (2) wilful disobedience or refusal to follow safety rules or (3) tampering with safety devices. *GOB Labor Laws*, p. 9, para. 33, and *BLS Study*, p. 50. It does not apply to agricultural workers on plantations with less than 25 employees, to casual laborers, members of the armed or police forces, or to employees living in their employer's household *BLS Study*, p. 50.

384. Employers with more than 5 employees must contribute to a scheme which provides medical benefits, maternity, injury, liability and survivor benefits. Id.

385. *Embassy Rangoon.*

386. Department of State Unclassified Cable from Embassy Rangoon, No. 030924Z, February 3, 1998; FTUB Press Release, January 2, 1998.

387. The demands included: 1) a wage increase; 2) no forced overtime on Government holidays, and no wage deductions for not working on holidays; 3) medical assistance to be provided by the company for workers injured at work; 4) fines and deductions from workers' salaries to be made public; 5) workers to be allowed to take governmental exams; 6) special allowance to be paid to workers using chemicals; and 7) factory rules and regulations to be made public so that all workers could understand them.

388. The agreement included the following conditions: 1) new employees will receive a training wage of 55 kyats a week, and the regular monthly salary will increase to 1,800 kyats from the beginning of 1998; 2) workers may decide whether to work on holidays, and the company will discuss its needs with workers if it needs more workers on holidays. Penalties will be discussed by the Administration Manager and supervisors; 3) medical fees will be "issued" by the factory, and will be made public; 4) fines and penalties will be cleared on time; 5) workers will be allowed to enter government examinations officially; 6) workers handling chemicals will receive a special allowance; 7) rules and regulations will be made public; and 8) the workers may form a six member permanent workers committee.

389. They issued a statement that workers from Hlegu and Indakaw townships (where 80% of the workforce lived) would

not enter the factory until the demands were met.

390. FTUB Press Release, January 2, 1998.

391. From December 1995 to December 1996, consumer price inflation as measured by the Rangoon Consumer Price Index accelerated to 31.5%. *Foreign Economic Trends Report: Burma, 1997*, U.S. Department of State, p. 56.

392. Source: FTUB press release.

393. Data obtained from the International Trade Administration, U.S. Department of Commerce.

394. National Labor Committee (NLC), Press Releases dated June 13, 1997 and October 10, 1996. The NLC has denounced several U.S. apparel companies for purchasing garments from Burma. The NLC targeted companies such as Disney, Ralph Lauren, Macy's, Lee, J. Crew, Arrow Shirts, London Fog, Columbia Sportswear and Oshkosh B'Gosh for continuing their production or purchase of clothing in Burma throughout 1996. Most of these firms subsequently announced their decision not to purchase apparel from Burma. As of June 30, 1998, the U.S. companies that may continue to source apparel in Burma include: Cluett Peabody & Co. (Arrow), Capital-Mercury Shirt Corp., Consolidated Stores Corp. (Kay Bee Toy & Hobby Stores), and Salmor Import Export Corp. Amongst the U.S. companies that have announced their decision to stop sourcing apparel from Burma are: Bradlees Inc., Braun's Fashions Inc., Columbia Sportswear, Dayton-Hudson Corp., Disney Co., Federated Department Stores (Macy's), J. Crew, Kellwood Co., Kmart Corp., Leslie Fay Cos. Inc., Levi Strauss, Liz Claiborne Inc., London Fog Corp., Oshkosh B'Gosh Inc., Spiegel Inc. (Eddie Bauer), Supreme International Corp. and Venture Stores. See *Multinational Business in Burma (Myanmar)*, Investor Responsibility Research Center, June 1998.

395. Interview with John Sansone, ITF representative, March 1998, on file.

396. Statement by the Deputy Minister of Transport, U Than Wai, at a press conference on October 8, 1993 (broadcast on Rangoon Radio). See Case No. 1752 (Myanmar): complaint against the Government of Myanmar presented by the International Transport Workers Federation (ITF), 295th Report of the Committee on Freedom of Association, ILO Doc. GB.261/3/5, Geneva, November 1994, (Hereinafter: *Seafarers' Case*), para. 102.

397. The CFA is different from the ILO's other supervisory mechanisms because it "examines complaints containing allegations of violations of the Conventions on freedom of association, regardless of *whether or not* the countries concerned have ratified those instruments." *Freedom of Association*, para. 19. (emphasis in original).

398. Lodged on December 17, 1993. CFA Case No. 1752. Definitive conclusions and recommendations adopted in November 1994. 295th CFA Report, ILO Official Bulletin, Vol. LXXVII, 1994, Series B, No. 3, paragraphs 87-119.

399. *Seafarers' Case*, paras. 92 - 101.

400. Id., paras. 92, 93.

401. Id., paras. 94 - 96.

402. Id., paras. 97, 98.

403. Id., para. 99.

404. Id., paras. 100, 101.

405. Id., para. 102.

406. Id., para. 108.

407. Id., para 109.

408. Id., para. 112.

409. Id., para. 113.

410. Id., para. 114.

411. Id., para. 116.

412. Id., para. 118.

413. Id., para. 119.

414. ILO, *Report of the Conference Committee on the Application of Standards*, (1995), p. 24/86.

415. A copy of this sworn statement is attached as Exhibit IV.

416. See letter attached as Appendix IV.

417. See a translation of this letter attached as Appendix V. (Copy of original on file)

418. U.S. Department of State, *Burma Country Report on Human Rights Practices for 1997*, Section 6.d.

419. UNICEF, *Possibilities for a United Nations Peace and Development Initiative for Myanmar*, (Draft for Consultation, 16 March 1992).

420. Images Asia, *No Childhood at All: A Report on Child Soldiers in Burma* (May 1996), p. 28, interview with "Sein Myint" in December 1995 (name changed to protect identity), (Hereinafter: *No Childhood*).

421. ILO Convention 138 it obliges countries to pursue a national policy to eliminate child labor, and progressively raise the minimum age for admission to employment (Art. 1). For hazardous or morally harmful work the minimum age should be 18, or 16 with proper protection and training (Art. 3(1)). The general minimum age should be 15 (or higher if the minimum age for compulsory schooling is higher) or 14 in developing countries (Art. 2). Children aged 13 to 15 (12 to 14 in developing countries if the minimum age is 14) may do light work that is not harmful, and doesn't interfere with school (Art. 7(1)). The Convention does not apply to vocational training and apprenticeships (Art. 6). Countries may exclude some types of non-hazardous work where there are particular difficulties (Art. 4). Developing countries may exclude some economic sectors, including family and small scale agricultural holdings which produce mainly for local consumption, and do not regularly hire employees (Art. 5(1)).

422. Art. 32 (1) (right to be protected from economic exploitation, hazardous or harmful work, and work that interferes with education), Art. 32(2) (specify a minimum age (or ages) for employment, regulate hours and conditions of employment and enforce these laws), Art. 34(protect children from sexual exploitation and abuse including unlawful sexual activity,[423]

423. Id., Art. 34(a).

424. Art. 10(3) (children should be protected from economic and social exploitation; use of child labor in hazardous or

harmful work, and employment of children below set minimum ages should be punishable as crimes).

425. The first discussion on a new Convention on the Worst Forms of Child Labor was held during the 1998 International Labor Conference. Adoption is expected during the 1999 International Labor Conference. If adopted, the new instrument will not replace Convention 138, but separately address the most intolerable forms of child labor. These potentially include slavery and similar practices, sale and trafficking of children, forced or compulsory labor, including debt bondage and serfdom, child prostitution and pornography, production of or trafficking in drugs or other illegal activities, hazardous or morally harmful work, and work by very young children, especially girls. See ILO, *Child Labor - Targeting the intolerable*, (1996), pp. 20, 114, and *Child Labor*, (1998), p. 173.

426. Art. 1(1) (countries to punish anyone who procures, entices or leads away another person for prostitution, or exploits the prostitution of another person, Art. 2 (brothel keepers and others must also be punished).

427. Art. 2 (countries to take steps to prevent the slave trade and to bring about an end to slavery in all its forms).

428. Burma signed the Convention on July 16, 1991, and ratified it on August 15, 1991: UN Doc. CRC/C/8/Add.9, para 21. Burma lodged reservations to Art. 37 (prohibition on use of torture and inhumane treatment) and Art. 15 (freedom of association and assembly), but subsequently withdrew them.

429. The GOB recently informed the ILO that it favors adoption of a new Convention (supported by a Recommendation) containing measures for immediate suppression of the most extreme forms of child labor, and that it favors regional co-operation to combat child labor. It also reported it would have problems ratifying a new instrument if it applied to everyone under 18, as existing laws would need to be modified. See ILO, *Child Labor,* (1998), pp. 1, 11, 17, 22, 73 and 165.

430. Signed March 14, 1956.

431. Slavery Convention, completed September 25, 1926, Geneva, entered into force March 9, 1927.

432. Children have the right to free primary level education at State schools, provided by the Ministry of Education, which must also ensure regular attendance at schools, reduce untimely drop-out rates, and ensure literacy of children who cannot attend State schools (*Child Law* s. 20). See also 1974 Constitution, Arts. 152.a and 152.c (right to education, made mandatory by law) and 1947 Constitution Arts. 33, 34 (right to free compulsory education; obligation of the State to promote education of the young). However, the ILO reported in 1981 (its most recent general survey on child labor conventions) that there was no compulsory schooling in Burma (ILO, *General Survey on Minimum Age for Employment*, (1981), Table IV, p. 64 (Hereinafter: *Minimum Age.*)

433. Children have the right to work voluntarily and in accordance with the law; the Ministry of Labor must ensure childrens' safety at work, and ensure their rights are protected (*Child Law* ss. 24(a)(I) and (b)). See also the 1947 Constitution, Art. 37 (the State must protect children from abuse, and ensure that economic need does not force them into unsuitable work) and Art. 39 (the State must take special care of people's health, particularly that of youth).

434. The general minimum age for work is 13, small factories excepted (*Factories Act*, ss. 75, 76 or 79, *Oil Fields (Welfare of Workers) Act*, ss. 52 or 53, *Shops and Establishments Act*, s. 8(1)). It may be possible to exclude some types of work from the general minimum age (Sources: *Minimum Age*, Table II, p. 43; Myanmar Department of Labor and UNICEF, *Report on Working Children and Women in Myanmar's Urban Informal Sector*, (1997), Table 68, p. 110 [Hereinafter: *GOB/UNICEF*], U.S. Department of Labor, Bureau of Labor Statistics, *Labor Law and Practice in the Union of Burma*, 1964 [Hereinafter: BLS Study].)

435. Children may not do dangerous work in general (*Factories Act*, s. 52(b). If children are imprisoned, they must not be employed in "rigorous labor" (*Child Law*, s. 52(d)). Particular jobs are prohibited under specified ages: age 18 for work near machinery in motion (*Factories Act*, s. 24), as a trimmer and stoker *(Merchant Shipping Act*, s. 37(c)(1)), or underground in a mine (*Mines Act*, s. 26(1)); age 15 for work near machines not in motion (*Factories Act*, s. 29), lifting heavy weights (*Factories Act*, s. 36), or above-ground work at a mine (*Mines Act*, s. 26(1)). (Sources: *Minimum Age*,

Table II, p. 43; Table V, p. 102.)

436. Children have the right to hours of work, rest, leisure and "other reliefs" provided for by law (*Child Law*, s. 24(a)(ii)). Until age 15, the maximum is 4 hours' work per day (*Factories Act*, s. 79(1)(a), *Oil Fields (Workers and Welfare Act)*, s. 52), or 5 hours with breaks (*Factories Act*, s. 75). Children may not work between 6:00 pm and 6:00 am (*Factories Act*, s. 76 or s. 79(1)(b), *Oil Fields (Workers and Welfare) Act*, 1951 s. 53) and must have a minimum of 10 hours' rest between work sessions (*Factories Act*, s. 79(1)(a)). Children must not work on weekly rest days or holidays (*Factories Act*, s. 79(1)(b)). (Sources: *Minimum Age*; *GOB/UNICEF*, Table 68, p. 110 - discrepancies are due to differences between these secondary sources.)

437. Applicable criminal offenses under the *Child Law* include: employing a child to do physically hazardous or morally harmful work (s. 65(a)), employing a child as a beggar (s. 66(c)), purchasing property from a child, *unless* the child earns a livelihood by selling (s. 65(e)), allowing a girl under the age of 16 to earn a living in prostitution (s. 66(a)), allowing a child under guardianship to live or consort with a person who earns a living in prostitution (s. 66(b)), and using a child in pornographic cinema, video, television or photography (s. 66(f)). Offenses under the *Penal Code* include selling or hiring out a person under the age of 18 into prostitution (s. 372), and buying or hiring a person under the age of 18 for prostitution (s. 373). (Source for *Penal Code*: GOB, *Trafficking in Women: A Myanmar Perspective*, (November, 1997), pp. 9, 10).

438. See Chapter 2, *supra*. (Forced Labor and Forced Relocations)

439. The U.N. Special Rapporteur on Burma has received reports that children have been forced to work: Report of the Special Rapporteur on Burma, (1996), UN Doc. E/CN.4/1996/65, para. 42. UNICEF remarked on forced child labor in infrastructure development in its 1997 World Report: UNICEF, *The State of the World's Children, Focusing on Child Labor*, 1997, p. 35.

440. Reports of "abuse and violence" against children raised "grave concerns" for the Committee, particularly the "numerous documented cases . . . of children systematically being forced into labor, including as porters."(441)

441. Concluding Observations of the Committee on the Rights of the Child: Myanmar, dated January 24, 1997. UN Doc. CRC/C/15/Add.69, para. 21.

442. Interview with Daw Aung San Suu Kyi, July 1996, referred to in *No Childhood*, p. 7.

443. 1996 FETR.

444. See Chapter 2, *supra*. (Forced Labor and Forced Relocations)

445. Human Rights Watch/Asia, *Burma: Childrens' Rights and the Rule of Law*, (January 1997), (Hereinafter: *Children's Rights*), p. 25.

446. UNICEF, *Myanmar Children in Especially Difficult Circumstances*, (1992), (Hereinafter: *Myanmar Children*), p. 23.

447. Interview at Tham Hinh refugee camp by U.S. Department of Labor officials, February 9, 1998.

448. See, e.g., Karen Human Rights Group, *Forced Labor in Burma - Submission to the International Labor Organization Commission of Inquiry*, August 1997 (Hereinafter: *KHRG/ILO*).

449. Id.

450. Id.

451. *Childrens' Rights*, p. 20.

452. Interim Report of the Special Rapporteur on Burma, (1996). UN Doc. A/51/466, para. 140.

453. Id.

454. *CRC Report*, paras. 21, 42.

455. *Childrens' Rights*, p. 21.

456. Id.

457. Id.

458. *Children's Rights*, p. 22.

459. *No Childhood*, p. 3.

460. Convention on the Rights of the Child, Art. 38(3). When recruiting 15 to 18 year olds, armies should give priority to the eldest. Id.

461. Id., Art. 38(2). In addition, although ILO Convention No. 138 does not specifically reference the age of soldiers, Article 3 of the Convention does require that, "the minimum age for admission to any type of employment or work which by its nature or the circumstances in which it is carried out is likely to jeopardize the health, safety or morals of young persons shall not be less than 18 years."

462. The *Child Law*, 1993 does not address the issue. Other sources diverge: according to Human Rights Watch/Asia applicable regulations specify a minimum age of 16 years, (*Children's Rights*, p. 22), while an expert on Burma's military reports that the age is 18 (Selth, *Transforming the Tatmadaw: The Burmese Armed Forces Since 1988*, (1996), (Hereinafter: *Transforming the Tatmadaw*, p. 50.)

463. *CRC Report*, para. 42.

464. "Since 1993 . . . there have been persistent reports that every district and village in Burma has been required to provide at least one recruit for the army." *Transforming the Tatmadaw*, p. 51, referring to Anti Slavery International, *Ethnic Groups in Burma*, (1994) (Hereinafter: *Ethnic Groups)*, pp. 118-119, and "Burmese Army to conscript youths", *Asian Defence Journal*, May, 1993, p. 86.

465. *Ethnic Groups*, p. 119.

466. *Children's Rights*, p. 22.

467. Images Asia, *All Quiet on the Western Front? The Situation in Chin State and Sagaing Division, Burma*, (January 1998), (Hereinafter: *All Quiet*), p. 51. Interview conducted by the authors of the report, May 1997.

468. Id.

469. *No Childhood*, p. 28, interview with "Sein Myint" (name changed to protect identity), December, 1995.

470. Id.

471. *All Quiet*, pp. 26, 27, quoting a report from the Chin Human Rights Organization, August 1997. At that time, only one had managed to find one by collecting money within the village to pay him to serve.

472. The name of the interview subject has been changed to protect his identity. *No Childhood*, p. 28.

473. It has also been reported that admission standards have been lowered. Before 1988 up to 50% of applicants were rejected as medically unfit. "To all intents and purposes this practice has now been abandoned." *Transforming the* Tatmadaw, p. 50, referring to T.D. Roberts, *et al*, *Area Handbook for Burma* (American University, Washington, 1968), p. 333.

474. *No Childhood*, p. 8. Other reasons given by former child soldiers include to support family (Id., p. 31, interview with "Aung Soe"), because they did not really understand what they were doing, and soldiers offered a great life in the army (Id., p. 29, interview with "Thein Mya"), so soldiers would not beat his father any more (Id., interview with "Khaing Soe Aung"), to help his village, where many people had been beaten and taken to be porters (Id., interview with "Kyaw Hla"), because soldiers offered food, clothing and money (Id., interview with "Aung Tay") , and to save a brother from going when his name was drawn in the village lottery. (Id., p. 30, interview with "Maung Soe Min").

475. *Myanmar Children,* p. 24.

476. *No Childhood*, p. 27; *Childrens' Rights*; *All Quiet*; *Transforming the Tatmadaw*,p. 50 (SLORC has accepted recruits as young as 15).

477. *No Childhood*, pp. 9, 30.

478. Id., p. 10.

479. *Children's Rights*, p. 22.

480. *Myanmar Children*, p. 23.

481. *Ethnic Groups*, pp 118, 119.

482. *Childrens' Rights*, p. 2.

483. *No Childhood*, p. 31.

484. Id., pp. 32, 33. Interview with "Khaplang" (name changed) conducted by FTUB, June, 1997. In Images Asia's report, the place is described as Kan Tee township, in Chin State - the typographical error was pointed out to the DOL by the authors.

485. *No Childhood*, p. 35; *Childrens' Rights*, p. 2.

486. *No Childhood*, p. 36, interview with "Sein Myint" (name changed), December, 1995.

487. Id., interview with "Maung Hlaing" (name changed), April, 1995.

488. Id., p. 37, interview with "Aung Tay" (name changed), December, 1995.

489. Id., interview with "Kyaw Hla" (name changed), June, 1995.

490. *No Childhood*, p. 39. The preceding description of the reasons for and frequency of beatings and abuse draws generally on the same source, at pp. 38, 39. In another case, a former child soldier reported that a drunk officer shot three sleeping youths who did not wake up when he called them. Id.

491. Id., p. 49.

492. Interview with Karen Human Rights Group (KHRG) researcher, February, 1998 (On file). See also *No Childhood*, interview with "Maung Tin Sein" (name changed) interview conducted by KHRG, August, 1994.

493. *No Childhood*, pp. 51, 52.

494. Id., p. 49.

495. Id., p. 47.

496. Id., p. 52.

497. "They followed us and shot at us. We hid in a ditch. . . He rushed ahead like a panicked cow. Boom! I turned and he was down. . . Finally I left him to get help. At last I ran into a patrol of (ethnic) soldiers. We went back to get my friend, but by the time we arrived he was dead." *No Childhood*, p. 56. Interview with "Soe Hla Baw" (name changed), December, 1995.

498. Id., p. 39. Interview with "Zaw Gyi" (name changed), December, 1995.

499. Department of State Unclassified Cable from Embassy Rangoon, No. 030924Z, February 3, 1998, (Hereinafter: *Embassy Rangoon*, 2/3/98.)

500. *Myanmar Children*, p. 22.

501. DOL, *By the Sweat and Toil of Children*, Volume IV: Consumer Labels and Child Labor, DOL/ILAB, 1997, p. 3.

502. *Myanmar Children*, p. 22.

503. The data available do not disclose the precise meanings of the terms "labor force" and "labor force participation rate". Nor do they disclose why the age-group 10 to 14 is reported, given that the general minimum age for employment is 13. The answer may be because Apprentices may be recruited at age 10: *GOB/UNICEF*, p. 32.

504. *Myanmar Children*, p. 22. According to UNICEF, surveys show that roughly 30 to 40% of children aged 6 to 15 work (sometimes part time while they attend school) in poor countries with largely rural populations. The estimate of working in children is simply this proportion of the population group.

505. Although as the *GOB/UNICEF* study found, these laws are little enforced.

506. GOB report to the U.N. Committee on the Rights of the Child, (1995), UN Doc. CRC/C/8/Add.9, para. 111(a).

507. *Embassy Rangoon*, 2/3/98.

508. *Myanmar Children*, p. 22.

509. The informal sector was defined as "small-scale, private, and largely unregulated by labour laws," and characterized by low skill, low paying, labor intensive work which is frequently household based. The study did not seek to measure the prevalence of child labor, either in the urban informal sector or at a national level. 175 households were surveyed in Rangoon (Hlaingtharyar and South Oakkalarpa) and Mandalay (Chanmyatharzi and Pyigyitagon). *GOB/UNICEF*, pp. 9, 11 and 15.

510. Id., pp. 60, 65.

511. State Department Human Rights Report, 1997, Section 6.d.

512. *GOB/UNICEF*, p. 69.

513. Id., p. 46.

514. Id., pp., 43, 46.

515. Id., p. 82.

516. Id., p. 81.

517. Although the *GOB/UNICEF* report considers that Burma's laws generally comply with Art. 7(1) of Convention 138, which regulates light work by children below the generally applicable minimum age for employment.

518. Overall, 62% of working children were aged between 12 and 14, while at the other end of the scale, 12.5% were aged younger than 10. The mean age of children working was 13 years, and over 90% of those working had not attended school.

519. Id., p. 96. Selling: 58.1%, Refuse collection: 50%, Food processing: 36.9%, Manufacturing: 26.1% (although most of these are said to be apprentices), and Tea shops: 17.8%. GOB/UNICEF, p. 132.

520. Id., p. 132.

521. About 40% of children work 8 to 11 hours a day, although some children work up to 16 hours a day. In some areas a work day of 5 to 9 hours is common, while in services it can be up to or beyond 12 hours a day. Id., pp. 97, 111.

522. Id., p. 136.

523. Id., p. 93. Children are hired at lower wage rates to do the same work as adults: *Embassy Rangoon*, para. 32.

524. The authors of the study consider that this number may be affected by the fact that there were government officials present when the survey was carried out.

525. Id., p. 109.

526. Id., p. 148.

527. Id., p. 110.

528. Id., p. 149.

529. Id., p. 146.

530. *Myanmar Children*, p. 22.

531. UNICEF, *Myanmar Children*, p. 22.

532. In 1992 the ratio of commercial and cooperative farming to subsistence agriculture was not known. Id.

533. Id.

534. Id.

535. *GOB/UNICEF*, p. 45.

536. See Archavanitkul, *Extracts from a forthcoming ILO/IPEC report on trafficking in children in the Mekong Basin Countries*, (1/31/98) (Hereinafter: *ILO/IPEC Extracts*), p. 4-1. This is consistent with Burmese making up the vast majority of illegal migrant workers in Thailand.

537. *ILO/IPEC Extracts*, p. 4-1. It is not unusual for children aged 15 and older to cross the border looking for work. Id., p. 4-13.

538. *ILO/IPEC Extracts*; Archavanitkul and Gertsawang, *Migrant Women from Thailand's Neighboring Countries in Thailand's Commercial Sex Trade*, Institute of Population and Social Research, Mahidol University, Nakon Pathom, Thailand (Hereinafter: *Migrant Women*); Human Rights Watch/Asia, *A Modern form of Slavery - Trafficking of Burmese Women and Girls into Brothels in Thailand* (1993) (Hereinafter: *Modern Slavery*); Reports of the U.N. Special Rapporteur on the Sale of Children, Child Prostitution and Child Pornography, (1994, 1996, 1997), UN Doc. E/CN.4/1997/95; UN Doc. E/CN.4/1996/100; UN Doc. A/49/478.

539. *Migrant Women*; *Modern Slavery*, p. 25, referred to in Aaron Stern, *Thailand's Migration Situation and its Relations with other APEC Members and Other Countries in Southeast Asia*, Asian Research Centre for Migration Studies, Institute of Asian Studies, Chulalongkorn University, Jan, 1998, (Hereinafter: *Thailand's Migration Situation*), p. 25.

540. *Modern Slavery*, p. 45.

541. *Modern Slavery*, p. 4.

542. *Myanmar Children*, p. 20.

543. Id.

544. US $225 to $450.

545. *Modern Slavery*, p. 3.

546. *Myanmar Children*, p. 18.

547. *Modern Slavery*, p. 6.

548. *Myanmar Children*, p. 19.

549. Report of the U.N. Special Rapporteur on the Sale of Children, etc, (1997) UN Doc E/CN.4/1997/95, para. 76.

550. *ILO/IPEC Extracts*, p. 4-13.

551. *Myanmar Children*, p. 19.

552. Vitit Muntarbhorn: "International Perspectives and Child Prostitution in Asia," U.S. DOL, *Forced Labor: The Prostitution of Children* (1996), p. 22.

553. *Myanmar Children*, p. 17.

554. Id. The price was said to be 3,000 to 3,500 kyats in 1991.

555. Id., p. 23.

556. *Myanmar Children*, p. 17. It also noted that regional research indicates that children as young as 8 are commonly involved; the majority of girls, however, were between 15 and 25. Id.

557. GOB Report to the U.N. Committee on the Rights of the Child, (1995), UN Doc. CRC/C/8/Add.9, para. 113(a).

558. *Childrens' Rights*, p. 19; *Myanmar Children*, pp. 16, 17.

559. *Myanmar Children*, p. 17. Domestic work by children, particularly by young girls, is a common form of exploitative child labor, and is often associated with sexual abuse of the children.

560. *CRC Report*, para. 23.

561. Id., para. 43.

562. 1997 Human Rights Report, U.S. Department of State.

563. Ministry of Education/UNDP/UNESCO, *Education Sector Survey*, (1992), p. iii, referred to in *No Childhood*, p. 6.

564. *Myanmar Children*, p. 21.

565. *Ethnic Groups*, p. 106.

566. *CRC Report*, para. 39.

567. *GOB/UNICEF*, pp. 50, 51. It refers to an earlier UNICEF paper: *Children and Women in Myanmar: A Situation Analysis*, (1995), as the source for this data.

568. *GOB/UNICEF*, pp. 56, 57.

569. *Counting the Full Cost*, p. 21. A 1984 law limits the fee to 10 kyats per child per year, up to a maximum of 20 kyats a year for parents with more than one child. Id.

570. Id., p. 26.

571. Interview with Karen Human Rights Group researcher, February 1998, on file.

572. *Counting the Full Cost*, p. 15.

573. Martin Smith, *Burma: Ethnicity and the Politics of Insurgency*, p. 99. Alternatively, in many cases villages must make contributions to supplement the teacher's salary, either with cash or in kind, generally in the form of rice. Another consequence is that many teachers abandon their jobs. Interview with KHRG researcher, February 1998, on file.

574. *Counting the Full Cost*, p. 17.

575. *Counting the Full Cost*, pp. 28, 29.

576. *GOB/UNICEF*, p. 57. It found that children's wages contributed 20% to 30%, and in some cases as much as 50% of household incomes, and that parents considered the opportunity cost of foregoing this income in deciding whether to send a child to school (p. 42.) The study also found that many working children had either never attended school, or had dropped out.[(577)]

577. The survey of 129 enterprises, which employed a total of 191 child workers, revealed a mean age of 13 for the child workers, and 90% of them had never attended school. GOB/UNICEF, p. 96.

578. *Counting the Full Cost*, p. 46.

579. *Counting the Full Cost*, p. 46.

580. *GOB/UNICEF*, p. 38 (children see themselves in the future doing the same work they now do), p. 56 (children who have been to school often do not see the content of education as relevant to their lives) and p. 84 (even where children would like to go to school, they do not see it as the way out of their situation; an attitude which is reinforced by their parents.)

581. *GOB/UNICEF*, p. 56.

582. *Counting the Full Cost*, p. 40.

583. Id., p. 40.

584. *Counting the Full Cost*, p. 46.

585. *Counting the Full Cost*, p. 32.

APPENDIX I

METHODOLOGY AND SOURCES

The Department of Labor, in consultation with the Department of State, has prepared this report on labor practices in Burma pursuant to the Foreign Operations, Export Financing. and Related Programs Appropriation Bill of 1997 (Pub. L. No. 105-118, Section 568, 111 stat 2429). The Committees on Appropriations specifically asked that the report address allegations and details on child labor practices, workers' rights, the forced relocation of laborers, and the use of forced labor to support the tourism industry and construction of the Yadana gas pipeline. The Committee also asked for an evaluation of the cooperation and access afforded in Burma to officials engaged in preparing the study.

This report surveys, analyzes, and summarizes the major allegations concerning labor practices in Burma. It does so by bringing together and evaluating, as appropriate, reports from the Department of State, findings from international organizations, reports by non-governmental organizations, information distributed by the Government of Burma (GOB), testimony provided to the Department of Labor (DOL), and information gathered by DOL interviews in Thailand. The rest of this section describes in general terms these sources of information.

State Department

Publications such as the *Human Rights Report* and the *Foreign Economic Trends Report* provide analyses of labor conditions in Burma on an annual basis. In a cable dated February 3, 1998, the U.S. Embassy in Rangoon provided a lengthy examination of labor conditions in Burma.

Public Hearings

On June 27, 1997, DOL held a public hearing to gather information on forced labor in Burma. Public notice of the hearing was given through the *Federal Register* on May 9, 1997. The purpose of this hearing was to collect information on forced labor in Burma in support of an investigation being conducted by the International Labor Organization (ILO). DOL used the testimony submitted at this hearing in support of its 1998 report on labor practices in Burma.

DOL initially scheduled another hearing on February 6, 1998 to collect more general information about labor practices in Burma. A *Federal Register* notice dated January 14, 1998 invited the public to submit testimony. As only two organizations contacted DOL about participating in the hearing, DOL canceled this second hearing but accepted written testimony. Six organizations presented written statements for the record. Copies of statements submitted for the record are available from the U.S. Department of Labor, Bureau of International Labor Affairs.

Field Visits

During February and March 1998, DOL representatives conducted two missions to Thailand in order to meet with individuals who could provide firsthand information about labor practices in Burma. Interviews in Thailand were arranged with as many relevant persons and organizations as possible. These included government officials, international organizations, non-governmental organizations, trade unions, universities, journalists and Burmese refugees living in Thailand. All interviews were arranged through the U.S. Embassy in Bangkok and the U.S. Consulate in Chiang Mai. Embassy or Consulate officials participated in the majority of these interviews. A list of all interviews from both missions to Thailand is attached.

During the missions to Thailand, DOL officials conducted interviews with several Burmese refugees. The interviews were conducted at two separate locations with refugees from four different camps on

Thailand's western border. The U.S. Embassy in Bangkok arranged the interviews through the American Refugee Committee (ARC) and the camp committees. Translators were provided by the ARC and recordings of the interviews were subsequently reviewed by a different translator to ensure that the translation was accurate. Transcripts of these interviews are on file at DOL.

On February 5, DOL submitted a request to the Burmese Embassy in Washington for a three-person team (two DOL officials and a State Department official from the Bureau of Democracy, Human Rights and Labor) to visit Burma from February 23 to March 6. In addition, the State Department's East Asia and Pacific Affairs (EAP) Bureau desk officer requested a visa from the Embassy to accompany the team on its mission and to pursue separate consultations after the team's visit. Plans were made for the team to travel during that period and a potential list of interviews was prepared in collaboration with the Department of State. However, on February 23, the day of the scheduled arrival in Rangoon, DOL was informed by the Burmese Embassy that permission for visa issuance had been granted by authorities in Rangoon for only one of the three team members and for the State EAP desk officer. DOL sent a second request to the Burmese Embassy to request permission to issue visas to the other two team members on February 25, but received no response. Because of the delay and the refusal of the Burmese Government to grant access to the full research team, the DOL chose not to proceed with its visit to Burma.

Evaluation of Cooperation and Access to Burmese Officials

As noted above, DOL officials did not travel to Burma for the purpose of this report. U.S. Embassy officers in Rangoon met with the Burmese Ministry of Labor in December 1997, to explore a range of labor-related issues. In December 1997, Embassy officers also met with the Burmese Ministry of Hotels and Tourism for preparation of this report. The Embassy's requests for an independent visit to the Yadana pipeline project were denied by the Ministry of Foreign Affairs (MFA). The MFA explained that such a visit would have to be approved by the Ministry of Oil and Gas, and would only be approved in conjunction with an invitation by one of the oil companies involved in the project. Thus, necessary cooperation from the Government for independent investigation of the pipeline project allegations was not given.

Site Visits

During February and March 1998, Department of Labor officials conducted two research missions to Thailand in connection with this report. The following is a list of the meetings held during the trips:

First Mission to Thailand

Dates: February 2-12, 1998

List of Meetings: **Bangkok:**

National Coalition Government of the Union of Burma

All Burma Students' Democratic Front

Free Trade Union of Burma

International Labor Organization

UNICEF

U.N. High Commissioner for Refugees

European Commission

American Center for International Labor Solidarity, AFL-CIO

Burma Issues

Burma Lawyers' Council

Burmese Border Consortium

Child Workers in Asia

Earth Rights International

Karen Human Rights Group

Shan Human Rights Foundation

Swiss Aid

Thai Action Committee for Democracy in Burma

Chulalongkorn University, Asian Research Centre for Migration

Mahidol University, Institute for Population and Social Research

Monash University, Asia Institute (Melbourne, Australia)

Kanchanaburi region:

Karen National Union

Karen Refugee Committee

American Refugee Committee

Tham Hin Refugee Camp

Ban Don Yang Refugee Camp

Second Mission to Thailand

Dates: February 23 through March 6, 1998

List of Meetings: **Bangkok:**

Office of the Prime Minister of Thailand

Thai Ministry of Education

Thai Ministry of Labor and Social Welfare

Electrical General Authority of Thailand

Petroleum Exploration and Production Corporation Authority of Thailand

National Coalition Government of the Union of Burma

Free Trade Union of Burma

International Labor Organization

U.N. Development Programme

UNICEF

Earth Rights International

Center for the Protection of Children's Rights

Child's Rights Asianet

Save the Children (U.K.)

World Vision

Chulalongkorn University, Labor and Management Development Center

Chulalongkorn University, Department of Marine Science

Chiang Mai:

Burma Information Group

Burma Relief Center

BurmaNet

Burmese Women's Union

Images Asia

Shan Human Rights Group

Chiang Mai Teachers' College

Mae Hong Son:

All Burma Students' Democratic Front

International Refugee Committee

Karenni Refugee Camps

Interviews with recent Shan arrivals from Burma

APPENDIX II

ILO CONVENTIONS RATIFIED BY BURMA

No.	Convention Title and Year	Date of Ratification
1	Hours of work (Industry), 1919	7-14-1921
2	Unemployment, 1919	7-14-1921
4*	Night Work (Women), 1919	7-14-1921
6	Night Work of Young Persons (Industry), 1919	7-14-1921
11	Right of Association (Agriculture), 1921	5-11-1923
14	Weekly Rest (Industry), 1921	5-11-1923
15	Minimum Wage (Trimmers and Stokers), 1921	11-20-1922
16	Medical Examination of Young Persons (Sea), 1921	11-20-1922
17	Workmen's Compensation (Accidents), 1925	2-16-1956
18	Workmen's Compensation (Occupational Diseases), 1925	9-30-1927
19	Equality of Treatment (Accident Compensation), 1925	9-30-1927
21	Inspection of Emigrants, 1926	1-14-1928
22	Seamen's Articles of Agreement, 1926	10-31-1932
26	Minimum Wage-fixing Machinery, 1928	5-21-1954
27	Marking of Weight (Packages Transported by Vessels), 1929	9-7-1931
29	Forced Labor, 1929	3-4-1955
41*	Night Work (Women) Revised, 1934	11-22-1935
42	Workmen's Compensation (Occupational Diseases) Revised, 1934	5-17-1957
52	Holidays with Pay, 1936	5-21-1954
63	Statistics of Wages and Hours of Work, 1938	11-24-1961
87	Freedom of Association and Protection of the Right to Organize, 1948	3-4-1955

SOURCE: ILO, *List of Ratifications by Convention and by Country* (1997).

* Burma denounced these Conventions after the Revolutionary Council took power in 1962. "so enabling working of women at night, with a view to increasing the national output." (Ministry of Labor, February 1996, p. 13.)

APPENDIX III

INFRASTRUCTURE PROJECTS USING UNPAID LABOR: 1988-1996

Until approximately mid-1996, the Government of Burma regularly printed articles in its state press reporting on projects that used unpaid labor. Many of the articles also referred to the number of persons who had worked on the projects without pay. The Department of Labor surveyed these articles to identify projects using unpaid labor and to calculate the aggregate number of worker acknowledged by the Government of Burma. The results of that survey are contained in this appendix.

Burma's English-language state press consists of The New Light of Myanmar, which was named The Working People's Daily until 1994. The Department of Labor surveyed all available copies published from 1988-1996. DOL was able to locate in excess of 90% of all issues, primarily in the U.S. Library of Congress. A project was identified as using unpaid labor if articles on it stated that the project was built using contributions of "voluntary labour" or that it was built on a "self-reliance basis." Both of these are common euphemisms for forced labor in Burma.

Many other articles on infrastructure projects credibly alleged to have been built using forced labor were located. Also, many projects known to have been built with forced labor received no coverage in the state press. However, only projects identified by the Government of Burma's press as using unpaid labor was contained in this survey. No articles were printed in the state press reporting on forced porterage, so this survey is limited to infrastructure projects only. Although forced labor on infrastructure continues, the state press has ceased referring to labor contributions since 1996.

Articles in the GOB press frequently printed figures for numbers of unpaid workers on specific projects. While the sum of al the totals printed in the state press exceeds five million, it is not possible to determine whether the state press was referring to five million separate persons or whether some persons worked on more than one project without pay and thus were counted more than once.

Infrastructure Projects Using Unpaid Labor: 1988-1996

Infrastructure project	Nature of Project	Number of Workers	Start of Project	End of Project
Ahpyauk Natural Gas Pipeline	Pipeline			
Aungban-Loikaw Railroad	Railroad	799,447	9-1-97	1-7-93
Aungtha Dam	Dam	16,180		
Ayeyarwun Road	Road			
Bhamo-Myitkyina Motor Road	Road		8-25-93	12-23-93
Bonezinyo Dam	Dam	24,310		
Chaunggauk Weir	Dam	5,000		

Chindwin Bridge Project	Bridge			
Gyogon Irrigation Canal	Canal	2,500	1-19-94	
Hanthawady International Airport	Airport		3-21-94	
Hla Taw-Wetlet Road	Road			
Hsin Chaung Dam	Dam		7-1-93	1-1-94
Hsonkonthaung Diversion Canal	Canal			
Htein Ngu Embankment	Embankment	9,000	2-4-92	2-28-92
Kawlin-Taungmaw Road	Road	3,000	2-20-90	5-30-90
Khalabya Dam	Dam	14,464		
Khozin Dam	Dam	12,368		
Kintha Dam	Dam	17,094	7-1-93	1-29-94
Kungyangon-Letkhokkon Road	Road	54,000	4-26-90	4-4-91
Kyauktalon Reservoir	Dam	70,000	5-1-92	12-31-92
Kyauktaung Reservoir	Irrigation	500		
Kyaunggon and Einme Township Canals	Canal	100,437	3-3-95	4-12-95
Kyoeaing Dam	Dam	7,952		
Kyonpyaw Township Canals	Canal	9,292	3-3-95	4-12-95
Magyibin Dam	Dam	15,980		
Magyibinyar Dam	Dam	5,045		
Magyigan-Mahseihseik-Kyaiktaw Road	Road	8,000	5-6-90	1-14-91
Mandalay Ring Road	Road	2,300,000		
Mezali-Hngetpyadakun-Maleto Road	Road	117,649	3-3-95	4-12-95
Minye Dam	Dam	63,000	2-25-94	5-15-94
Moekwe Creek Renovation	Irrigation	98,532	5-13-94	5-28-94
Mon Creek Dam	Dam		1-20-95	7-20-95
Muttha Canal	Canal			
Myaungmya Bridge Approach Road	Road	7,000	5-6-94	
Myitkyina Sanitation Work	Street Cleaning	4,500	5-11-91	5-11-91
Nahtogyi-Myingyan Railroad	Railroad	364,224	5-1-92	12-9-92
Natmauk Reservoir	Reservoir	50,000	2-1-94	10-29-95
Ngantzin Dam	Dam	1,515	8-22-93	
North Pinle Dam	Dam		7-1-94	12-1-95
Nyaungdon Kyun Deep Water Fields	Canal	36,847	3-3-95	4-12-95
Nyaungdon Kyun Land Reclamation	Drainage	151,496	12-20-94	5-3-95
Ohnkyinsa Dam	Dam	16,340		

Pakokko-Gangaw-Kalay Railroad	Railroad			
Pantanaw Township Deep Water Fields	Irrigation	150,000	3-3-95	4-12-95
Pathein Airport Runway	Airport			
Panthein-Mawtinzin Road	Road		12-20-89	2-27-90
Pauk-Inn Reservoir	Irrigation			
Potelote-Mayanbay Road	Road	10,202	2-1-93	
Pyay Sanitation Work	Street Cleaning	13,000	2-7-94	2-7-94
Setaw Dam	Dam	6,360	1-1-84	12-31-85
Shwebo-Monywa Motor Road	Road		5-29-90	3-8-91
Shwebo-Monywa Railroad	Railroad	47,500	1-1-94	1-15-94
Shwenyaung-Lawksawk Railroad	Railroad	55,911	8-5-90	1-5-91
Shwenyaung-Namhsan Railroad	Railroad		5-8-92	4-30-95
Sinchaung Dam	Dam		7-1-93	2-17-94
Soonloon Dam	Dam	63,923	6-1-92	11-1-93
South Nawin Dam	Dam	260,000	2-28-92	4-28-95
South Pinle Dam	Dam		5-15-93	3-1-94
Tabawchaun Canal	Canal	1,000		
Tabuhla (Okkan) Canal	Canal	37,959	3-4-94	3-18-94
Tabuhla (Okkan) Reservoir Dam	Dam	20,000	1-16-94	2-10-94
Tada-Tamangyigon Village Road	Road	117,153	3-1-91	2-12-94
Thamekku Reservoir	Dam		5-21-94	
Thanlyin-Bago Railroad	Railroad	5,000	1-13-93	12-31-94
Thanthumar Road Expansion	Road	900	1-4-91	5-30-91
Thongwa and other Canals	Canal	26,861	3-3-95	4-12-95
Uto-Chaung-Thongwa Road	Road	40,000		
Wahpar Reservoir Project	Canal			
Wartaya Canal	Canal			
Wetkyi-in Dam Development Project	Dam	5,200	3-2-94	5-11-94
Wetlet Railroad	Railroad	6,280	4-1-94	4-5-94
Yan Reservoir	Dam	4,750	2-12-92	10-2-94
Yangon-Mandalay Highway	Road			
Yenangyaung-Natmauk Road	Road	85,000	11-25-93	12-24-93
Yesagyo Township Canals	Canal			
Ye-Tavoy Railroad	Railroad	43,000		
Yinmabin Village Pond Projects	Irrigation	46,000		
Yonezinlay Dam	Dam	26,720		
Ywasi-Pyitma Railroad	Railroad			
Zagyan Dam	Dam	62,732		

Zaungtu Diversion Weir	Dam	12-8-95
Zaungtu-Bago Road	Road	
		5,521,123

APPENDIX IV

Peter Lahay , ITF Inspector,

ILWU Marine section,Local 400

120-111 Victoria Drive, Vancouver BC V51 4C4

Canada

Dear Sir, Dated: 14th January 1998.

We would like to inform you about our Myanmar seafarer's situation on board M.V CALIFORNIA ". We had very nice situation and we were very happy to work onboard until present captain came onboard.At the present time we suffered very baddly and not happy because of the captain who treated us like slaves.

Whenever the captain talked to crew he using bad words. "[Expletive deleted]" is his usual word. There has two germans (captain and chief engineer) and 22 myanmar crew.Captain provided the meal is not fare.Always they got more food than our food. Although they got more food ,he tried to deduct our meals.He cut our food what we ordered.For bonded store , cigarette ,beer are only captain's choice When the shortage in bonded store .captain took them all instead of sharing to crew He drinks about 10 bottles of beer everyday and after getting drunk he shouts the crew without reason. After we had worked extra works (out of our daily workdone) we did not get the money for it such as tried to discharge electrical engineer (one of our crew) in L.A without paying his balance wages because of complaining extra money for reefcr containers.

The captain told to previous chief officer that the company will changed the whole

Myanmar crew in near future According to that reason he doesn't care Myanmar crew and taking advantage to press crew working more harder and unhappily.

There has a lot of complains about our captain but we could not mention all of it

due to our poor english language.Please help us for our right.For a crew (electrical engineer) , he suffered a lot and he will face many problems including food for his family without getting his balance money after working over 7 months onboard.

All the crew will be happy if the captain sign off from ship.We don't want to sail together with this captain anymore.

We don't want to mention our names in this latter because our company might send our

names to our government That will be great danger for us .Please don't mention about this to our company. We realy need your help.

Thanking you in advance ,

Crew of m.v california

Call Sign "ELQW 6

Monrovia

APPENDIX V

ACKNOWLEDGMENT AND PROMISSORY AGREEMENT

Upon sincerity and good seamanship of Myanmar Seaman. I myself deeply willing to coperate to Owner and Manager of my Vassal for any necessary case which can be trouble and face problem by Owner at my vassal such as following cases.

AA. According to our Contract and regulation of Seaman Employment Control Division of Myanmar,we properly understand and Agree not to involve any Foreign Organization I.T.F and etc.

BB. If incase,I.T.F or any Organization come to involve with I.T.F wages or any wages which make trouble to delay my vessel and problem to Owner, I agree to sign on those wages able to clear the problem and avoiding my Vessel delay.

CC. Eventhough I don't involve with I.T.F or any Organization,if incase I receive

I.T.F Wages because of any involvement by other Crew of I.T.F come involve by himself, I shall return to Owner through Master or upon any instruction of my management.

DD. I myself promise that never shall runaway in any in any Country and also shall keep control & cooperate each other between our Myanmar Crew on board not to be happen ran away problem in any Country.

Finally I promise to cooperate to Owner and my Ship Master for any necessary case which shall be problem to Owner of my Vassal.

I sign below sincerely with out persuasion of any one.

Name of Vsl; MV ZENITH PORT

Name - HTAY HTAY KYAW

Rank - 2/0 Photo

CDC - 8950

P.P - 116067

Witness (1) Witness (2)

--------------------- ---------------------

Name : Name :

CDC No.: CDC No.:

Date 30th November 1996

APPENDIX VI

Instruction letter to being strike seafarers by SECD

SECD

Date: 13.10.97

To

Comrade,

In accordance with LEO Shipping Representative Mr. Kyung Seok Lee saying, we heard about your staging strike onboard due to Chief Engineer's posting changes. You are advised to make a halt because striking onboard is not allowed by our department. We also heard that you comrades were trying to contact with ITF. You are urged not to make contacts with ITF. Otherwise, our department will take strong action against you.

According to Mr. Lee, you comrades have already sigh-off But you have to notified that to the company two weeks before your sign-off. If you don't do so, you must return your 14-days wages to the company. You must also pay air-ticket expenses for your repatriation. In compliance with SECD's agreement, the company has the right to receive your cutting salaries and come back Yangon (Rangoon) as early as possible.

Unless you comply with our instructions, our department will take stiff action against you. (If necessary, your CDC will be ceased to use as an heavy action)

Signed by

Captain Ye Myint Tun

Deputy-Director

Seamen Employment and Control Division.

APPENDIX VII

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Karen Human Rights Group, *Relocations in the Gas Pipeline Area,* April 20, 1997.

Karen Human Rights Group, *SLORC Orders to Villages, Set 96-C, Ye-Tavoy Railway; Dooplaya District,* May 27, 1996.

Karen Human Rights Group, *Forced Labor - Submission to the ILO,* August 1997.

Karen Human Rights Group, *SLORC Orders to Villages, Set 96-B, Taungoo District,* February 23, 1996.

Lawyers Committee for Human Rights, *Summary Injustice: Military Tribunals in Burma (April 1991).*

Mergui Tavoy Information Service, Karen National Union, *Report the Facts: The Yadana Gas Pipeline Construction in Tavoy District, Tennasserim Division,* 1995.

Muntarbhorn, Vitit, *"International Perspectives and Child Prostitution in Asia,"* U.S. Department of Labor, *Forced Labor: The Prostitution of Children (*1996).

Physicians for Human Rights/Denmark & DANCHURCHAID, *Violations of Human Rights in Burma,* November 1997.

Selth, *Transforming the Tatmadaw: The Burmese Armed Forces Since 1988, (1996).*

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Smith, Martin, *Burma: Ethnicity and the Politics of Insurgency.*

Suu Kyi, Daw Aung San, *Letters from Burma,* Penguin, 1997.

Total, *Socio economic [sic] unit T.M.E.P.,* Press Briefing Material annexed to U.S. Department of State Cable Rangoon 00220 (1996).

Total, *Payment of money to villagers hired by the Army 2/12/95 to 17/1/96.* Press Briefing Material annexed to U.S. Department of State Cable Rangoon 00220 (1996).

U.S. Committee for Refugees, *USCR Site Visit to Bangladesh (June 20 - July 1, 1996),* Washington, DC, 1996.

Unocal, *Yadana: Updated Statistics,* February 1998.

Unocal, *Labor Condition in Burma at the Yadana Pipeline, Statement of Unocal Corporation,*

Submission for the Hearing Record for the U.S. Department of Labor. Bureau of International Labor Affairs Hearings Regarding The International Labor Organization Inquiry on Labor in Burma. July 7, 1997.

Unocal, *Statement of Unocal Corporation: For the Department of Labor Report to Congress. Labor Conditions in Burma at the Yadana Pipeline*, February 1998.

Unocal, *Unocal in Myanmar (Burma): The Yadana Project*, March 1997.

World Bank, *Myanmar - Policies for Sustaining Economic Reform*, p. 1.

Newpaper Articles:

Bangkok Post, *"Burma--SLORCS ensure security for gas pipeline laying,"* January 30, 1997.

Bangkok Post, *"Myanmar Gas for Ratchburi Power Plant: The good impact of the Salween Dam,"* [advertisement], April 17, 1998.

The Daily Telegraph, *Sherwell, Philip, "Children toil on the road to Mandalay,"* June 21, 1996, p. 20.

Los Angeles Times, *Schoenberger, Karl, "The Human Rights Pipeline; Charges of Slave Labor in Myanmar Lead to Ballot at Unocal,"* April 11, 1994, D1.

New York Times, *"Burma Using Forced Labor on Tourist Projects,"* July 17, 1994.

San Francisco Chronicle, *Barran, Sandy, "Gas Pipeline Carves Ugly Scar Across Burma; Villagers tell of shotgun-labor tactics,"* March 21, 1998.

Washington Post, *McAllister, Bill, Asian Drug Lord Indicted as Major Heroin Pusher--Golden Triangle Figure has "Private Army,"* March 16, 1990.

U.N. Publications:

International Labor Conference, *83rd. Session, (1996), Provisional Record.*

International Labor Organization, *Child Labor*, 1998.

International Labor Organization, *Child Labor - Targeting the intolerable*, 1996.

International Labor Organization, *Constitution of the International Labor Organization*, 1992.

International Labor Organization, *Country Briefing Note, Myanmar, Bangkok, November 1997.*

International Labor Organization, *Digest of Principles on Freedom of Association*, 1996.

International Labor Organization, *General Survey on Freedom of Association and Collective Bargaining, 1994.*

International Labor Organization, *General Survey on Minimum Age for Employment*. 1981.

International Labor Organization, *Report of the Commission of Inquiry appointed under Article 26 of the ILO Constitution to examine the observance by Myanmar of the Forced Labor Convention, 1930.* (No. 29), 1998

International Labor Organization, *Report of the Committee on the Application of Standards, 1995 and 1996.*

International Labor Organization, *Report of the Committee of Experts*, 1971, 1980 and 1985.

International Labor Organization, *Report of the Committee on Freedom of Association, Complaint against the Government of Myanmar presented by the International Transport Workers Federation, Case No. 1752 (Myanmar)*, Geneva, November 1994.

International Labor Organization, *Report of the Committee set up to consider the representation made by the International Confederation of Free Trade Unions under article 24 of the ILO Constitution alleging non-observance by Myanmar of the Forced Labor Convention, 1930 (No. 29)*, November 1994.

International Labor Organization, *First report: Complaint concerning the observance by Myanmar of the Forced Labor Convention, 1930 (No. 29), made by delegates to the 83rd Session of the Conference under article 26 of the Constitution of the ILO*, June 1996.

Report of the Committee on the Rights of the Child, (1997), UN Doc CRC/C/15/Add.69, para. 42

Report of the Representative of the Secretary-General, (1995), U.N. Doc. E/CN.4/1995/50.

Reports of the Special Rapporteur on Extrajudicial, Summary or Arbitrary Executions, (1994 to 1997)U.N. Doc. E/CN.4/7; U.N. Doc. E/CN.4/1995/6; U.N. Doc. E/CN.4/1996/4; U.N. Doc. E/CN.4/1997/60/Add.1.

Reports of the Special Rapporteur on Religious Intolerance, (1995, 1996) U.N. Doc E/CN.4/1996/95; U.N. Doc. E/CN.4/1995/91, and U.N. Doc. E/CN.4/1995/91/Add.1.

Reports of the Special Rapporteur on the Sale of Children, Child Prostitution and Child Pornography (1994, 1996, 1997), U.N. Doc. A/49/478; U.N. Doc. E/CN.4/1996/100; U.N. Doc. E/CN.4/1997/95.

Reports of the Special Rapporteur on Torture, and other Cruel, Inhuman or Degrading Treatment or Punishment (1994 to 1997), U.N. Doc. E/CN.4/1994/31; U.N. Doc. E/CN.4/1995/34; U.N. Doc. E/CN.4/1996/35; U.N. Doc. E/CN.4/1996/35/Add.1; and U.N. Doc. E/CN.4/1997/7/Add.1.

Report of the Working Group on Arbitrary Detentions, *(1996)*, U.N. Doc. E/CN.4/1996/40.

United Nations Special Rapporteur on Human Rights in Burma, 1993 Report, UN Doc. E/CN.4/1993/37.

United Nations Special Rapporteur on Human Rights in Burma, 1994 Report, UN Doc.

E/CN.4/1994/57.

United Nations Special Rapporteur on Human Rights in Burma. 1995 Report. UN Doc. E/CN.4/1995/65.

United Nations Special Rapporteur on Human Rights in Burma. 1996 Interim Report. UN Doc. A/51/466.

United Nations Special Rapporteur on Human Rights in Burma. 1996 Report, UN Doc. E/CN.4/1996/65.

United Nations Special Rapporteur on Human Rights in Burma. 1997 Interim Report. UN Doc. A/52/484.

United Nations Special Rapporteur on Human Rights in Burma, 1997 Report, UN Doc. E/CN.4/1997/64.

United Nations Special Rapporteur on Human Rights in Burma, 1998 Report, UN Doc. E/CN.4/1998/70.

UNICEF, *State of the World's Children Reports,* 1995, 1997.

UNICEF, *Myanmar Children in Especially Difficult Circumstances, 1992.*

UNICEF, *Possibilities for a United Nations Peace and Development Initiative for Myanmar,* (Draft for Consultation, 16 March 1992).

UNICEF and Myanmar Department of Labor, *Report on Working Children and Women in Myanmar's Urban Informal Sector,* 1997.

UNICEF and World Bank, *Counting the Full Cost - Parental and Community Financing of Education in East Asia,* 1996.

U.S. Government Publications:

U.S. Embassy Rangoon, *Foreign Economic Trends Report: Burma, 1997,* September 1997.

U.S. Embassy Rangoon, *Unclassified Telegram No. 00302, Embassy Findings on the Widespread Use of Forced Labor in Burma,* February 3, 1998.

U.S. Embassy Rangoon, *Unclassified Telegram No. 00220, Visit to Projected Gas Pipeline Route Across Burma's Tennasserim Division,* January 22, 1996.

U.S. Department of State, *Country Practice Reports* (1997).

U.S. Department of State, *Conditions in Burma and U.S. Policy Toward Burma for the period March 28, 1997 - September 28, 1997, Plan for Implementation of Section 570 of Public Law 104-208,* Submitted to Congress December 2, 1997.

U.S. Department of Labor, *By the Sweat and Toil of Children. Volume IV: Consumer Labels and Child Labor*, 1997.

U.S. Department of Labor, Bureau of Labor Statstics, *Labor Law and Practice in the Union of Burma*, 1964.

Burmese Government documents:

Constitution of the Union of Burma, 1947.

Penal Code, s. 347.

Towns Act, 1907.

Villages Act, 1908.

Union of Myanmar, Central Statistical Organization, *Statistical Yearbook, 1997.*

Union of Myanmar, Ministry of Labor, *Aspects of Labor Laws in Myanmar, February 1996.*

Union of Myanmar, Ministry of Labor, *Country Report on Labor Information of Myanmar, April 1997.*

Union of Myanmar, Ministry of Labor/UNFPA (Project MYA/94/P03), *A Manual of the Human Resource Development Indicators, 1997.*

Union of Myanmar, Ministry of National Planning and Development, *Review of the Financial, Economic and Social Conditions for 1996/97,* 1997.

Union of Myanmar, *A Manual of the Human Resource Development Indicators,* Yangon, June 1997.

Union of Myanmar, *Trafficking in Women: A Myanmar Perspective,* November 1997.

Union of Myanmar, *Memorandum on [sic] Rebuttal of the Union of Myanmar on allegations of forced labor practices,* submitted to the European Union, March 14, 1996 E.U. Doc. SPG/4/96.

Union of Myanmar, *Progress report on measures taken by Myanmar Government to abolish recourse to Forced Labor,* September 30, 1996 (submitted pursuant to Art. 22 of the ILO Constitution).

Union of Myanmar, *Report to the U.N. Committee on the Rights of the Child,* UN Doc. CRC/C/8/Add.9, 1995.

Union of Myanmar, *Rebuttals of the Allegations made in the Report on the Situation of Human Rights in Myanmar* by Professor Yozo Yokota, (New York: Union of Myanmar Mission to the United Nations, February 26, 1993.

Union of Myanmar, Letter dated 18 March 1996 to the United Nation's Office at Geneva, *Memorandum of observations and comments concerning document E/CN.4/1996/65 of 5 February*

1996 pertaining to the Union of Myanmar, UN Doc. E/CN.4/1996/139, March 21, 1996.

The New Light of Myanmar, "Mandalay celebrates completion of renovation of moat, ring road," May 1, 1994.

The New Light of Myanmar, "Secretary-2 inspects extension of Yangon-Mandalay highway," March 3, 1995.

Working People's Daily, Htet, Nyan, "Myanmar's Tradition of Labor Contribution," October 18, 1992.

4

Burma

Country Reports on Human Rights Practices - 2000
Released by the Bureau of Democracy, Human Rights, and Labor
February 23, 2001

Burma continued to be ruled by a highly authoritarian military regime. Repressive military governments dominated by members of the majority Burman ethnic group have ruled the ethnically Burman central regions and some ethnic-minority areas continuously since 1962, when a coup led by General Ne Win overthrew an elected civilian government. Since September 1988, when the armed forces brutally suppressed massive prodemocracy demonstrations, a junta composed of senior military officers has ruled by decree, without a constitution or legislature. Originally called the State Law and Order Restoration Council (SLORC), the junta reorganized itself and changed its name to the State Peace and Development Council (SPDC) in 1997. The Government is headed by armed forces commander Senior General Than Shwe, although Ne Win, who retired from public office during the 1988 prodemocracy demonstrations, may continue to wield informal influence. In 1990 the junta permitted a relatively free election for a parliament to which it had promised to transfer power. Voters overwhelmingly supported antigovernment parties with the National League for Democracy (NLD), winning more than 60 percent of the popular vote and 80 percent of the parliamentary seats. Throughout the 1990's, the junta systematically violated human rights in the country to suppress the prodemocracy movement, including the NLD, and to thwart repeated efforts by the representatives elected in 1990 to convene. Instead, the junta convened a government-controlled "National Convention" intended to approve a constitution that would ensure a dominant role for the armed forces. Since 1995 the NLD has declined to participate in this National Convention, perceiving both its composition and its agenda to be tightly controlled by the junta. More than a dozen armed ethnic groups continued to rule or to exercise some governmental functions in peripheral ethnic minority areas under various cease-fire agreements negotiated with the junta between 1989 and 1995. The judiciary is not independent of the junta.

Since 1988 the junta has more than doubled the size of the armed forces, from about 175,000 to more than 400,000 men, and has increased the Government's military presence throughout the country, especially in ethnic minority areas. The Government reinforces its firm military rule with a pervasive security apparatus led by the military intelligence organization, the Directorate of Defense Services Intelligence (DDSI). Control is buttressed by arbitrary restrictions on citizens' contacts with foreigners, surveillance of government employees and private citizens, harassment of political activists, intimidation, arrest, detention, and physical abuse. The Government justifies its security measures as necessary to maintain order and national unity. Members of the security forces committed numerous, serious human rights abuses.

Burma is a poor country with a population said by its Government to number about 50 million. Average annual per capita income is estimated to be about $300. More than 3 decades of military rule and mismanagement have resulted in widespread poverty. Primarily an agricultural economy, the country also has substantial mineral, fishing, and timber resources. From 1988 to 1995, the Government partly liberalized the economy, reversing the economic contraction of the 1980's. However, economic growth has slowed since the mid-1990's, as the junta has retreated from economic liberalization. Extensive state influence over the economy, corruption, and poor infrastructure remain problems.

The Government's extremely poor human rights record and longstanding severe repression of its citizens continued during the year. Citizens continued to live subject at any time and without appeal to the arbitrary and sometimes brutal dictates of the military regime. Citizens did not have the right to change their government. There continued to be credible reports, particularly in ethnic minority areas, that security forces committed serious human rights abuses, including extrajudicial killings and rape. Disappearances continued, and members of the security forces tortured, beat, and otherwise abused prisoners and detainees. Prison conditions remained harsh and life threatening, but have improved slightly in some prisons after the International Committee of the Red Cross (ICRC) was allowed access to prisons in May 1999. Arbitrary arrest and detention for expression of dissenting political views continued to be a common practice. The Government held Aung San Suu Kyi incommunicado twice in September, following attempts to travel beyond the bounds of Rangoon City and to Mandalay. At year's end, the Government continued to hold Aung San Suu Kyi in detention; it also held 48 members-elect of parliament and more than 1,000 NLD supporters under detention, all as part of a government effort to prevent the parliament elected in 1990 from convening. Since 1962 thousands of persons have been arrested, detained, or imprisoned for political reasons; more than 1,800 political prisoners remained imprisoned at year's end. The judiciary is not independent, and there is no effective rule of law. During the year, the Government intensified its campaign to eliminate independent lawyers by arbitrarily arresting and sentencing them on fabricated charges. The Government continued to infringe on citizens' privacy rights, and security forces continued to monitor citizens' movements and communications systematically, to search homes without warrants, and to relocate persons forcibly without just compensation or due process. During the year, those persons suspected of or charged with prodemocratic political activity were subjected to regular surveillance and harassment. Security forces continued to use excessive force to violate international humanitarian law in internal conflicts against ethnic insurgencies. The regime forcibly relocated large ethnic minority populations in order to deprive armed ethnic groups of civilian bases of support.

The SPDC continued to restrict severely freedom of speech, press, assembly, and association. It has pressured many thousands of members to resign from the NLD and closed party offices nationwide. Since 1990 the junta frequently prevented the NLD and other prodemocracy parties from conducting normal political activities. The junta recognizes the NLD as a legal entity; however, it refuses to accept the legal political status of key NLD party leaders, particularly the party's general secretary and 1991 Nobel laureate, Aung San Suu Kyi, and restricts her activities severely through security measures and threats. The Government imposed some restrictions on certain religious minorities. The junta continued to restrict freedom of movement and, in particular, foreign travel by female citizens; the junta also continued to restrict Aung San Suu Kyi's freedom to leave her residence or to receive visitors. In September Aung San Suu Kyi, actions that placed under house arrest when she attempted to visit an NLD party office on the outskirts of Rangoon, and again when she attempted to travel by train to Mandalay.

During the year, the SPDC intensified its systematic use of coercion and intimidation to deny citizens the right to change their government. In September 1998, the NLD leadership organized a 10-member Committee Representing the People's Parliament (CRPP) to act on behalf of the parliament. The junta responded by forcing several elected representatives to resign from the parliament, by detaining dozens of other elected representatives, and by pressuring constituents to sign statements of no confidence. One member of the CRPP also was jailed, and the other members of the committee were placed in detention during the latter part of the year. However, late in the year, with encouragement from U.N. Special Representative Ismail Razali, the Government opened contacts with Aung San Suu Kyi, which appeared to produce some relaxation in the restrictions on the NLD. Six of the NLD's 9 central committee members and 80 NLD supporters were released from detention, and press attacks on the NLD and Aung San Suu Kyi ceased. In addition the NLD was able to resume some normal activities of a political party.

The junta restricted freedom of religion; it maintained its institutionalized control over Buddhist clergy and restricted efforts by some Buddhist clergy to promote human rights and political freedom. The Government also coercively promoted Buddhism over other religions in some ethnic minority areas and imposed restrictions on certain religious minorities.

The Government did not allow domestic human rights organizations to exist and remained generally hostile to outside scrutiny of its human rights record. Violence and societal discrimination against women remained problems, as did discrimination against religious and ethnic minorities. The Government continued to restrict worker rights, ban unions, and use forced labor for public works and for the support of military garrisons. Forced labor, including forced child labor, remains a serious problem. The forced use of citizens as porters by the army--with attendant mistreatment, illness, and sometimes death--remained a common practice. In November the International Labor Organization (ILO) Governing Body judged that the Government had not taken effective action to deal with the "widespread and systematic" use of forced labor in the country and, for the first time in its history, called on all ILO members to apply sanctions to Burma. Child labor also is a problem and varies in severity depending on the country's region. Trafficking in persons, particularly in women and girls to Thailand and China, mostly for the purposes of prostitution, remained widespread.

Ethnic insurgent forces committed numerous abuses, including killings, rapes, forced labor, and the forced use of civilians as porters.

RESPECT FOR HUMAN RIGHTS

Section 1 Respect for the Integrity of the Person, Including Freedom From:

a. Political and Other Extrajudicial Killings

There continued to be many credible reports of extrajudicial killings by soldiers of noncombatant civilians, particularly in areas of ethnic insurgencies (see Section 1.g.).

There were credible reports that army soldiers shot and killed at least 73 unarmed ethnic Shan villagers in several repeated incidents in Kun-Hing township, Shan State (see Section 1.g.). There were reports that soldiers raped and killed women and killed persons who sought to prevent such rapes. For example, according to local reports, on January 11, a patrol of approximately 85 SPDC troops from the 102nd Infantry Battalion led by Captain Saw Hpyu beat to death 3 men and gang raped, then shot and killed, 2 women along the banks of the Nam Paang river, a tributary of the Salween river, in Kun-Hing township. On January 17, SPDC troops from Kun-Hing town, from the 246th Infantry Battalion led by Commander Than Oo, shot and killed four displaced farmers who were returning from their farm. In both the January 11 and 17 incidents, the victims were farmers whom the SLORC had relocated forcibly to the area, and reportedly were being interrogated about the whereabouts of nearby Shan soldiers. In addition there were numerous other reports of SPDC soldiers killing forcibly displaced persons who were unable to help locate Shan soldiers. There were reports in February that troops raped and killed three women in Shan State, and in June that soldiers in Shan State killed a man who tried to intervene when the soldiers raped his sister (see Section 1.c.). On April 2, troops from the army's 246th Light Infantry Division reportedly shot and killed four farmers, and on April 7 troops from the 72nd Infantry Battalion shot and killed three farmers; both incidents occurred in Kun-Hing township, Shan State.

Brutal treatment by soldiers also caused deaths among those impressed as military porters. According to reports, porters who no longer can work often either are abandoned without medical care or assistance, or executed. Credible reports indicate that 14 porters recruited to work for the military forces in Karen State died between April and June, as a result of mistreatment, exhaustion, and malnutrition (see Sections 1.c. and 6.c.). There was one unconfirmed report of extrajudicial killing by police and fire brigade officials who reportedly marched a group of drug addicts out of Hpakant in Sagaing Division in mid-1999, causing some to die on the road. However, no eyewitness evidence regarding this alleged incident ever has appeared.

As in previous years, some inmates died in prisons and labor camps, or shortly after being released from them, due to torture or to denial of adequate medical care and harsh conditions (see Section 1.c.).

The military Government also killed persons for political reasons. For example, according to the Chin Human Rights Organization, a local nongovernmental organization (NGO), on June 26, the Commander of the 266th Light Infantry Battalion killed Zo Thang, a monitor for the NGO, as well as two associates, in Bung Khua village, Chin State (see Section 4). This alleged incident could not be confirmed.

During the year, the Karen National Union (KNU) killed a group of three soldiers when they returned to their homes for leave in Karen State, where such soldiers apparently are vulnerable. The local army contingent retaliated against another nearby village by killing a handful of persons, including women and children.

Some insurgent groups also committed killings. In 1999, near Three Pagoda's Pass in the eastern part of the country, soldiers of the KNU reportedly captured and killed 10 immigration officials. During the year, in Kayah State, elements of the Karenni National Progressive Party (KNPP), an insurgent group, reportedly killed several persons, including a monk and a mother of five (see Sections 1.g. and 5).

b. Disappearance

Throughout the country, as in previous years, private citizens and political activists continued to "disappear" for periods ranging from several hours to several weeks or more; many persons never have reappeared. DDSI officials usually apprehend individuals for questioning without the knowledge of their family members. In many, although not all cases, the DDSI releases them soon afterward. Such action usually is intended to prevent free political expression or assembly (see Section 2.a.). The army also continued to seize numerous persons for porterage or related duties, often without the knowledge of their family members (see Sections 1.c. and 6.c.). The whereabouts of those persons seized by army units to serve as porters, as well as of prisoners transferred for labor or porterage duties, often remained unknown.

c. Torture and Other Cruel, Inhuman, or Degrading Treatment or Punishment

Members of the security forces tortured, beat, and otherwise abused prisoners and detainees. The Government routinely subjected detainees to harsh interrogation techniques designed to intimidate and disorient. The most common forms of mistreatment were sleep and food deprivation coupled with around-the-clock questioning under bright lights; some detainees also were kicked and beaten. During the year, there were credible firsthand reports that, during interrogations, officials place metal rods between prisoners' fingers and squeeze them in an attempt to injure the prisoners' hands; hot wax also is poured on the prisoners' backs. There continued to be credible reports that prisoners were forced to squat or assume stressful, uncomfortable, or painful positions for lengthy periods. In August 1999, a military intelligence team placed NLD youth member Thein Lwin in detention. Authorities subsequently tortured Thein Lwin for 9 months without ever charging him with a crime.

In late August, during the first 2 days of a 9-day political standoff, security forces refused to permit local residents to distribute food, water, or medicine to Aung San Suu Kyi and a number of her NLD colleagues; they also interfered with several subsequent provision deliveries and did not allow Aung San Suu Kyi access to her doctor. Aung San Suu Kyi later was placed under house arrest (see Sections 1.d., 2.d., and 3). Police sometimes beat NLD members during confrontations.

In September five prison guards and a trustee inmate beat James Mawdsley with sticks; Mawdsley, a British political prisoner who was confined in Keng Tung until October, suffered a broken nose and two black eyes (see Section 1.e.).

According to the Chin Human Rights Organization, on June 26, the 266th Light Infantry Battalion reportedly forced a 29-year-old Chin farmer, a woman named Pi Sai Sung, to walk 28 miles with rags stuffed in her mouth and wearing only a bra and underwear. The army reportedly abused her in this manner because Pi Sai allegedly had had a relationship with a human rights field monitor whom the battalion killed that same day (see Section 4). However, the events of this alleged incident could not be confirmed.

There continued to be many credible reports that security forces subjected ordinary citizens to harassment and physical abuse. The military forces routinely confiscate property, cash, and food, and use coercive and abusive recruitment methods to procure porters. Those persons forced into porterage or other labor faced extremely difficult conditions, and beatings and mistreatment that sometimes resulted in death (see Sections 1.a., 1.g., and 6.c.). For example, the military requires all Rohingya farmers from a village in Northern Rakhine State to provide 10 days of labor a month to the military. If they arrive late for their duty, the local major makes them roll down a bramble-covered hill as punishment. Numerous other Rohingya men say that all of the men from their village must work every 2 weeks as porters to carry food and ammunition to military camps near Bangladesh. The men describe the trek as quite dangerous, particularly when the soldiers beat them with bamboo canes (see Sections 5 and 6.c.).

For decades successive military regimes have applied a strategy of forced relocation against ethnic minority groups seeking autonomy; these forcible relocations continue, particularly alongside the Thai border. Thousands of villagers continue to flee or be driven from their homes, where they come to struggle in makeshift forest shelters without adequate food, security, or basic medical care--frequently in heavily mined areas. In a December 1999 Karen Human Rights Group report, Karen villagers said that the army and the Democratic Karen Buddhist Army (DKBA), an armed ethnic group allied with the Government, frequently enter villages together, demanding money, food, and other favors. Those persons unable to deliver may be killed, beaten, subjected to forced labor, or raped (see Sections 1.a., 1.g., 2.d., and 6.c.). There are numerous reports that SPDC troops loot and confiscate property and possessions from forcibly relocated persons, or persons who are away from their homes; these materials often are used for military construction.

Throughout the year, the NLD reported numerous complaints of extensive government mistreatment and exploitation of Kun Gyan Kone farmers, particularly those unable to meet government quotas (due to low rice yields). According to the NLD, many farmers were forced to sell their crops, land, and cattle for less than the market rate; some persons were detained, and the Government seized the property of others (see Section 1.d.).

There were frequent reports that army soldiers and other army personnel raped women who were members of ethnic minorities, especially in Shan, Karenni, and Karen States. For example, according to www.Shanland.org, a web site organized by Shan human rights and news organizations, on February 23, three SPDC soldiers raped two women who were catching fish in a stream near Ta Khoi village. On March 13, SPDC troops allegedly gang raped and beat to death three women who were collecting firewood in the forest near the road from Murng-Ton to Murng-Sart township, Shan State. On March 29, a Light Infantry Battalion captain reportedly raped a displaced Shan woman at Naa Kawng Mu village, Murng Harng tract, Murng-Ton township, and threatened to imprison the village leaders who came to complain about it. On June 29, another Light Infantry Division captain allegedly raped a woman and shot and killed her brother who tried to intervene, at a rice farm in Lai-Kha township, Shan State. None of the incidents in these www.Shanland.org reports could be confirmed. There were many similar reports throughout the year.

Members of insurgent forces also reportedly raped civilians.

Prison conditions generally remained harsh and life threatening. The Government's Department of Prisons operates many facilities, including several labor camps. Prisoners are permitted to receive medicine and food from their families during 15-minute visits once every 2 weeks. Throughout the year, the Government transferred many prisoners--including NLD members--from Insein prison to prisons and labor camps far from Rangoon, where conditions are much harsher. There also were credible reports that at least a few prisoners long have been denied adequate medical care. Some of these prisoners died as a result. In July 1999, NLD member-elect of parliament Kyaw Min died of hepatitis contracted in prison. He had been detained from 1996 to 1998 without trial and was released to his family just prior to his death. Tun Zaw Zaw, a NLD youth leader who was released on December 31, 1999, also lost his sight while under detention and was detained again on September 14 and, again, on September 21. At year's end, he remained in detention in Insein Prison. In Thauntha township of Mandalay Division, the authorities arrested U Aung Kyaw, U Maung Nyo, U Nyo Hla, and U Htay Gyi for sending a letter of appeal regarding the Government's commandeering of private vehicles. U Aung Kyaw's request for medical attention was denied, and on April 30, he died of hypertension after 5 days in jail.

International monitoring of prisons began in May 1999, when the ICRC was allowed unrestricted access to all prisoners in all prisons, detention centers, and labor camps. Visits by the ICRC to labor camps began in March, and it visited six labor camps by year's end. In response to ICRC recommendations, the Government provided some prisoners with an opportunity for exercise, better food, reading material, and improved medical care. As of September, the ICRC had visited more than 35,000 prisoners in at least 30 prisons, including more than 1,800 political prisoners (see Section 1.e.). The ICRC also has begun tackling the problem of the roughly 36,000 persons in forced labor camps. The Government allowed the ICRC to perform its traditional services, such as providing medications, delivering letters to and from prisoners, and providing support for family visits to prisoners.

d. Arbitrary Arrest, Detention, or Exile

There is no provision in the law for judicial determination of the legality of detention, and the SPDC routinely used arbitrary arrest and incommunicado detention. For example, Aung San Suu Kyi was held incommunicado twice in September, following her attempt to visit NLD party workers on the outskirts of Rangoon and her attempt to travel by train to Mandalay (see Sections 2.b., 2.d., and 3). Prior to being charged, detainees rarely have access to legal counsel or their families and political detainees have no opportunity to obtain release on bail. Even after being charged, detainees rarely have the benefit of counsel. Some political detainees are held incommunicado for long periods. Moreover, Section 10a of the Penal Code allows the authorities to extend sentences arbitrarily, and some political prisoners were not released after completing their sentences. In Mandalay 11 prisoners sentenced for political reasons--including Zaw Min, Ne Win, U Tin Aye Yu, U Tin Myint, U Tin Aye, U Khin Maung Thant, U Zarni Aung, U Thein Than Oo, U Kyaw Sein Maung, U Naing Myint, U Htay Nyunt--have completed their terms, but have not been released. Countrywide, at least 30 prisoners in 7 different prisons are held in similar circumstances.

Authorities continued to detain some private citizens and political activists continued to "disappear" temporarily at the hands of security forces (see Section 1.b.).

The Government repeatedly detained and deported foreign journalists (see Section 2.a.).

Throughout the year, the Government continued its campaign of detention and intimidation against the NLD. Between April and May the authorities arrested scores of NLD members-elect of parliament and sentenced four of them to periods of between 2 and 15 years in prison. Than Lwin, Kyaw Shwe, Nyein Maung, and Tin Aung Lay, the four elected members who were held, were detained for fabricating accusations against township organizations, instigating threats to peace and stability by spreading rumors to mislead the public, and illegally organizing villagers. In addition U Aye Tha Aung, who represented four large ethnic groups in the CRPP, was arrested in April and sentenced, in secret, to 21 years in prison for "trying to destroy the unity of the nationalities." Following local party elections for the NLD's youth and women's organizations in April, all 38 of the newly elected party officials were arrested and sentenced to periods in prison ranging from 6 months to 40 years. In addition on May 27, the NLD headquarter's two elderly landladies, Daw Khin Nu and Daw Chaw, were arrested for disturbing the peace and spent several weeks in Insein prison. Also in May in Taung-Dwin-Gyi township, Magwe Division, police detained 25 NLD youth members and transferred them to Thayet prison without their families' knowledge. These youth members were released, but only after their parents agreed to prevent their children from communicating with the NLD offices. On September 27, police detained 83-year-old member-elect U Maung Maung Gyi, the senior leader at NLD headquarters, for 12 hours in order to ensure that he did not organize any celebration of the NLD's 12th anniversary.

At year's end, the Government continued to detain without charge 48 members-elect of parliament in 1990. Most were NLD members and most had been detained since September 1998, just before the NLD formed the CRPP. Other members-elect of parliament were released during the year. However, there were credible reports that many of these members-elect were released only after they agreed to resign from parliament, to withdraw their support from the CRPP, or otherwise to restrict their political activities.

Throughout the year, the NLD brought complaints about extensive government mistreatment and exploitation of Kun Gyan Kone farmers; numerous farmers were held in custody for failing to meet rice quotas (see Section 1.c.). For example, in Karen State, armed KNPP units threaten farmers with death for nonpayment of taxes. If the farmer pays, the army then imprisons him for 3 years for "unlawful association." According to the Karen Human Rights Group, in March army troops burned at least nine villages in Dweh Loh township, just southwest of the town of Papun, and then planted landmines in them.

Since 1988, when the SPDC refused to recognize the results of the elections and pressured successful candidates to resign, some candidates, as well as thousands of political activists, went into forced exile rather than face threats.

e. Denial of Fair Public Trial

The judiciary is not independent of the military junta. The junta appoints justices to the Supreme Court which, in turn, appoints lower court judges with the approval of the junta. These courts then adjudicate cases under decrees promulgated by the junta that effectively have the force of law.

The court system, as inherited from the United Kingdom and subsequently restructured, comprises courts at the township, district, state, and national levels.

Throughout the year, the Government continued to rule by decree and was not bound by any constitutional provisions providing for fair public trials or any other rights. Although remnants of the British-era legal system formally were in place, the court system and its operation remained seriously flawed, particularly in the handling of political cases. Unprofessional behavior by some court officials, the misuse of overly broad laws--including the Emergency Provisions Act of 1950, the Unlawful Associations Act, the Habitual Offenders Act, and the Law on Safeguarding the State from the Danger of Destructionists--and the manipulation of the courts for political ends continued to deprive citizens of the right to a fair trial and the rule of law. Pervasive corruption further serves to undermine the impartiality of the justice system.

Some basic due process rights, including the right to a public trial and to be represented by a defense attorney, generally were respected in criminal cases, but not in political cases that the Government deemed especially sensitive. In criminal cases, defense attorneys generally are permitted to call and cross-examine witnesses; however, their primary purpose is to bargain with the judge to obtain the shortest possible sentence for their clients. Most court proceedings are open to the public. However, in political cases, trials are not open to the public. In political cases, defense attorneys appear to serve no purpose other than to perpetuate the pretense of a fair trial, since reliable reports indicate that senior military authorities dictate verdicts, regardless of the evidence or the law. In one case, Chein Poh, a 77-year-old highly respected and nonpolitical lawyer, was sentenced to 14 years in prison for allegedly distributing articles from foreign newspapers and magazines with antigovernment annotations (see Section 2.a.). Although the Government was not able to prove its case against him, he was given two consecutive 7-year sentences for the same activity. However, his actual offense was the fact that he is a neighbor of U Tin Oo, the vicechairman of the NLD. In October, following an appeal by U.N. Special Representative Razali, authorities released from prison U Chein Poh and five other elderly prisoners.

U Chein Poh's arrest and conviction may have been part of an extensive government campaign to eliminate the remaining independent lawyers in the country who might provide advice and counsel to the NLD. During the year, the Government arrested and sentenced under fabricated charges nearly every lawyer with any perceived connection with the NLD. Cases include that of U Soe Han, a prominent NLD lawyer who was charged with having failed to inform the Government that he planned to stay overnight at his mother's house (see Section 1.f.). Authorities released U Soe Han following his wife's death. However, they rearrested U Soe Han in September and sentenced him, along with several other prominent individuals, to 21 years in prison for sending a letter to Senior General Than Shwe and Secretary One Khin Nyunt that urged the Government to release political prisoners and start a dialog with the NLD. Altogether, the Government jailed more than 40 lawyers during the year. In 1999 two prodemocracy activists were sentenced to long prison terms for actions that elsewhere would have been deemed innocuous. After two arrests in 1997 and 1998, and imprisonment for 90 days of a 5-year prison sentence for illegal entry, a British citizen, James Mawdsley, was arrested for a third time in August 1999, and sentenced to a total of 17 years in Keng Tung prison. On October 19, he was released, shortly after the U.N. Working Group on Arbitrary Detention informed the Government that Mawdsley's detention violated international standards of human rights (see Section 1.c.). In September 1999, Rachel Goldwyn, a foreign citizen, was arrested after chaining herself to a lamppost in downtown Rangoon and singing a prodemocracy song. She was convicted of sedition and sentenced to 7 years' imprisonment, but was released on appeal and left the country in November 1999.

During the year, the Government allowed two visits by U.N. Special Envoy to Burma, Ismail Razali (see Section

4). In late December, shortly before an expected return Razali (scheduled for January 2001), the Government released several political prisoners from the list of aged prisoners presented by Razali during his first and second visit. Late in the year, the Government released 6 of the NLD's 9 central committee members and 80 NLD supporters from detention.

Opposition political parties have attempted to use the courts to enforce their political rights, thus far without success. In 1999 the Supreme Court dismissed suits brought by members of the NLD's central executive committee (CEC) against SPDC Secretary One, and Lt. Gen. Khin Nyunt, the chief of military intelligence. The suits alleged that the military intelligence apparatus violated the rights of private individuals in connection with the detention of NLD members elected to parliament in 1990. The NLD CEC members also filed suit against other senior government officials for libel, fraud, and intimidation in connection with government-organized petitions of "no confidence" in NLD members-elect of parliament (see Sections 1.d. and 3). The hearing on these cases was closed to the public and, in both cases, the Supreme Court's verdict went against the NLD. On April 27, the Supreme Court dismissed an appeal by the NLD against the SPDC for illegally detaining and libeling members-elect of parliament. The Supreme Court ruled that a case could not proceed against a government official--in this case head of military intelligence Lt. General Khin Nyunt--if the Head of State did not grant permission. In September lawyers for the NLD began a suit against General Than Shwe and the Chairman of the Election Commission for failing to fulfill commitments made in regard to the transition to democracy.

The ICRC estimated that there were 1,800 political prisoners in the country as of July, and during the year the ICRC completed visits to almost all of them. In addition some political prisoners remained in custody despite having completed their sentences (see Section 1.d.).

f. Arbitrary Interference with Privacy, Family, Home, or Correspondence

The military Government continued to interfere extensively and arbitrarily in the lives of citizens. Through its pervasive intelligence network and administrative procedures, the Government systematically monitored the travel of all citizens and closely monitored the activities of many citizens, particularly those known to be active politically. The law requires that any person who spends the night at a place other than his registered domicile inform the police in advance, and that any household that hosts a person not domiciled there maintain and submit to the police a guest list. Moreover, police routinely enter and search homes at night without warrants to enforce compliance with this requirement.

In May U Soe Han, a lawyer for the NLD, was detained under this law, as a result of having spent the night of May 27 (the tenth anniversary of the 1990 general election) at his mother's house (see Section 1.e.). Security personnel also commonly searched private premises and other property without warrants in other contexts.

Government employees generally are required to obtain advance permission before meeting with foreigners.

Government employees generally are prohibited from joining or supporting political parties; however, this proscription is applied selectively. In the case of the Government's own mass mobilization organization, the Union Solidarity and Development Association, the Government has used coercion and intimidation to induce many persons, including nearly all public sector employees, both to join the union and to attend meetings called to criticize the NLD and NLD members-elect of parliament (see Sections 1.d., 2.b., and 3).

Government officials, including senior officials, continued repeatedly to make statements in the state-monopolized domestic media warning parents that authorities could hold them responsible for any political offenses committed by their children. The Government's intelligence services also monitor the movements of foreigners and question citizens about conversations with foreigners. In addition, in July 1998, the Government officially banned marriages between female citizens and foreigners; however, this ban has not been enforced.

Telephone service also is controlled tightly. Security personnel regularly screen private correspondence and telephone calls. Government authorities continued generally to prevent citizens from subscribing directly to foreign publications or satellite television (see Section 2.a.). In addition the Government licenses and rations all electronic communication devices, which are monitored closely. A decree promulgated by the junta in 1996 has made possession of an unregistered telephone, facsimile machine, or computer modem punishable by imprisonment (see Section 2.a.). In April an Indonesian citizen, Irawan Sidaria, and two local technicians were arrested under this statute for having installed an Inmarsat satellite telephone unit at the Asia Plaza Hotel in Rangoon. The communication equipment, which provided 10 telephone lines for oversea calls, had not been licensed by the state-owned Myanmar Posts and Telecommunications. In June Myanmar Posts and Telecommunications also announced that users of nonregistered cordless telephones in the country would face up to 3 years imprisonment or a fine of about $75 (30,000 Kyat), or both.

During late 1998 and early 1999, the Government refused to allow Aung San Suu Kyi's terminally ill husband,

Michael Aris, to travel from Britain to visit his wife in Rangoon. The Government stated that if Aung San Suu Kyi wanted to see her British husband, she could leave the country to visit him in the United Kingdom. The Government also announced that it would allow the prodemocracy leader to reenter the country only if it judged her visit to be nonpolitical. At about the same time, state-owned media and billboards and government-organized mass rallies called for Aung San Suu Kyi to be expelled.

Weak private property rights and poor land ownership records facilitate involuntary relocations of persons by the State. The law does not permit private ownership of land; it recognizes only different categories of land use rights, many of which are not freely transferable. Postcolonial land laws also have revived the precolonial tradition that private rights to land are contingent upon the land being put to productive use.

To make way for commercial or public construction and, in some cases, for reasons of internal security and political control, the SPDC has relocated forcibly citizens to "new towns." Prevalent during the early 1990's, this practice has become much more restrictive. Persons relocated to new towns generally suffer from greatly reduced infrastructure support, and residents targeted for displacement generally are given no option but to move, usually on short notice (see Section 2.d.).

In rural areas the military Government frequently forcibly relocated ethnic minority villages. This practice was particularly widespread in the Shan, Kayah, and Karen States and in areas of Mon State and Pegu Division. In these areas, thousands of villagers were displaced from their traditional villages and herded into secure settlements in strategic areas. These forced relocations often are accompanied by demands for forced labor to build infrastructure for both villagers and army units and often have generated large refugee flows to neighboring countries and/or to parts of the country not controlled by the Government (see Sections 1.c., 2.c., 2.d., 5, and 6.c.). In some areas, the junta has replaced the original ethnic settlements with settlements of Burmans. This was the case in Arakan State in 1999 and during the year, where the Government forcibly relocated several largely Muslim villages, and resettled the area with Buddhist Burmans, who were forced to move from Dagon Township in Rangoon Division. In other areas, army units forced or attempted to force ethnic Karen to relocate to areas controlled by the DKBA (see Section 5).

Military units also have routinely confiscated livestock, fuel, food supplies, alcoholic drinks, or money. This abuse has become widespread since 1997, when the junta, intent upon continuing its military buildup despite mounting financial problems, ordered its regional commanders to meet their logistical needs locally rather than rely on the central authorities. As a result, regional commanders have increased their use of forced contributions of food, labor, and building materials throughout the country (see Sections 1.c., 5, and 6.c.).

Both army and insurgent units have used forced conscription.

g. Use of Excessive Force and Violations of Humanitarian Law in Internal Conflicts

Since independence in 1948, the army has battled a series of diverse ethnic insurgencies. These ethnic insurgent groups have sought to gain greater autonomy or, in some cases, independence from the ethnic Burman-dominated State. Since 1989 15 such groups have concluded cease-fire agreements with the Government. Under these agreements, these groups have retained their own armed forces and perform some governmental functions within specified territories inhabited chiefly by members of their ethnic groups. However, other groups remain in active revolt. The KNU has continued to conduct insurgent operations in areas with significant Karen populations in the eastern and southern regions of the country, including not only Karen State, but also Mon State, Tenasserim Division, and Pegu Division. In Kayah State, the KNPP has resumed fighting against the Government since the breakdown of a cease-fire negotiated in 1995.

In central and southern Shan State, military forces continued to engage the Shan State Army (SSA). The military maintained a program of forced relocation of villagers in that region and there were credible reports of army killings, rapes, and other atrocities.

On January 30, in Kaeng-Kham village, Kun-Hing township, Shan State, SPDC troops reportedly shot and killed 19 unarmed villagers aged 15 to 57 years. The villagers previously had been resettled forcibly, but on January 18, Lieutenant Colonel Kyaw Aye, Commander of the army's 246th Infantry Battalion, reportedly told the villagers that the Government had decided that for a fee they would be permitted to resettle in their old village. The 66th army Infantry Battalion led by Captain Zaw Thein, which later encountered the villagers, confronted then later shot and killed the 19 persons who chose to pay a fee. The villagers reportedly were killed because they were found in a "free-fire" zone; the safe-conduct passes were not recognized. On February 12, 80 to 90 SPDC troops led by Captain Hla Khin, again from the 246th Infantry Battalion, reportedly killed 20 villagers in Kun Pu tract, Kun-Hing township and 5 other villagers, at a different place. The villagers also were among those who the SLORC had displaced forcibly in 1996 and 1997. It is believed that these massacres were intended to terrorize and intimidate the villagers so that they would either go to relocation sites or flee to Thailand.

According to an April report available at www.Shanland.org, on March 27, in Murng-Kerng town, Shan State, a group of SPDC troops from the 514th Light Infantry Battalion reportedly shot and killed 13 relocated farmers (8 men and 5 women) who were clearing a plot of land for growing rice. The same battalion reportedly raped and killed three women in Kai-See township, Shan State. Neither incident could be independently verified or confirmed.

In May the army's 246th Light Infantry Division and its 524th Light Infantry Division reportedly killed a total of 73 Shan villagers, including women and children, in 2 separate incidents in Kun-Hing township, Shan State (see Sections 1.a. and 2.d.). On August 2, the army's 520th Light Infantry Battalion shot and killed a family of six at their rice farm in Murng-Pan township, Shan State. Numerous similar army killings of civilians occurred throughout the year.

Other active insurgent groups include the Chin National Front, the Naga National Council, the Rohingya Solidarity Organization, and the Arakan National Organization.

Some antigovernment insurgent groups also committed serious abuses. Some KNU units killed civilians, in one case by blowing up a passenger bus with a landmine. During the year, KNPP elements reportedly killed a Buddhist monk, Sayador U Bandarkawthala, in Demawso township, Kayah State. They also were accused of gang raping and killing Ma Nyunt Tin, a mother of five children, in the vicinity of Soe Hlar village, Kayah State. SSA insurgents reportedly committed retaliatory killings, rapes, and other atrocities against civilians. There were credible reports that some insurgents used women and children as porters (see Sections 6.c. and 6.d.). According to an unconfirmed August report available at www.Shanland.org, on June 2, five displaced persons from Loi-Lem township reportedly were killed by a landmine blast, planted by members of the United Wa State Army in Murng-Ton township, Shan State. At least one Karen insurgent group calling itself God's Army, which has split from the KNU and operated from a base inside the country near the border with Thailand, was led by child soldiers (see Sections 6.c. and 6.d.).

On January 24, 10 armed God's Army members seized the provincial hospital in Ratchaburi, Thailand, taking several hundred persons hostage; the next day, Thai security forces killed all 10 terrorists while retaking the hospital. In September 1999, five young armed Karen (of the same group) seized the Burmese embassy in Thailand and held persons of several nationalities hostage.

Section 2 Respect for Civil Liberties, Including:

a. Freedom of Speech and Press

The law allows the Government to restrict freedom of speech and of the press and, in practice, the junta continued to restrict these freedoms severely and systematically. The Government continued to arrest, detain, convict, and imprison many persons for expressing political opinions critical of the junta, and for distributing or possessing publications in which such opinions were expressed (see Sections 1.c., 1.d., and 1.e.). Security services also monitored and harassed persons believed to hold such political opinions. Many more persons refrained from speaking out due to fear of arrest, interrogation, and other forms of intimidation.

Legal restrictions on freedom of speech, already severe since the early 1960's, have intensified since 1996, when the junta issued a decree prohibiting speeches or statements that "undermine national stability," as well as with the drafting of alternative constitutions. In all regions of the country, the military Government continued to use force to prohibit virtually all public speech critical of it by all persons, including persons elected to parliament in 1990, and by leaders of political parties. The Government has pursued this policy consistently since 1990, with one exception--from late 1995 to December 1996, the Government allowed weekly speeches by NLD leaders in front of Aung San Suu Kyi's residence in Rangoon.

Many prominent writers and journalists remain in prison. In 1999 novelist Maung Tha Ya fled the country and identified 20 prominent writers who then were in prison. These included novelist and journalist San San Nweh, who was imprisoned in 1994 for a 10-year-term for passing information about human rights violations to international reporters and U.N. observers. Government censorship boards forbade publication or distribution of works authored by those in prison, although the Government allowed former political prisoners, Ma Thida, and U Sein Myint (also known as U Moe Thu), to write several magazine articles following their release from prison.

On May 26, the junta announced that security forces had seized "inflammatory" leaflets, stickers, and calendars bearing the monk association's seal, and arrested Zaw Min Oo in the Bago Division. These published sheets allegedly were to be distributed within religious associations. In September the junta also sentenced Chein Poh, a highly respected, 77-year-old lawyer in Rangoon for allegedly distributing foreign publications with antiregime annotations written on the back. Although the regime presented no credible evidence to prove the charge, Chein Poh was sentenced to 14 years in prison (see Section 1.e.). Between April and June, the junta arrested an additional 11 persons for distributing antijunta leaflets and allegedly planning attacks on government buildings.

The Government did not permit Aung San Suu Kyi to communicate with the outside world during the initial period of her house arrest. However, after November she was permitted to meet with selected members of the NLD's Central Executive Committee, U.N. Special Representative Ismail Razali, and representatives of the European Union, among others (see Sections 1.d., 2.b., 2.d., and 3).

The Government owns and controls all daily newspapers and domestic radio and television broadcasting facilities. These official media remained propaganda organs of the junta and normally did not report opposing views except to criticize them. The one, partial exception was the Myanmar Times, an expensive English-language weekly newspaper targeted at the foreign community in Rangoon that was launched in February, and which occasionally reported on criticism of the Government's policies by the U.N. and other organizations.

All privately owned publications remained subject to prepublication censorship by state censorship boards. Due in part to the time required to obtain the approval of the censors, private news periodicals generally are published monthly or less often. However, since 1996, the Government has given transferable waivers of prepublication censorship for weekly periodicals. As a result, weekly tabloids have proliferated; however, they remain subject in principle to censorship and generally do not report domestic political news. Most in fact are published by government departments. Government control encourages self-censorship.

Imported publications remained subject in principle to predistribution censorship by state censorship boards, and possession of publications not approved by the state censorship boards remained a serious offense. Cases involving prodemocracy literature were punished regularly by imprisonment. The Government also restricted the legal importation of foreign news periodicals and discouraged subscriptions to foreign periodicals. However, a limited selection of foreign newspapers could be purchased at hotels and bookstores in Rangoon (see Section 1.f.). Prior to August these foreign newspapers and magazines also were censored regularly at the airport on arrival; subsequently, the Government's policy ceased to be enforced.

Since 1997 the Government has issued few visas to foreign journalists and has held fewer than a handful of press conferences on political subjects. Several journalists who entered the country as tourists were detained and deported by the Government.

Due to widespread poverty, limited literacy, and poor infrastructure, radio remained the most important medium of mass communication. News periodicals rarely circulated outside urban areas, and most villages lacked access to electrical power, except from generators or batteries. The junta continued to monopolize and to control the content of all domestic radio broadcasting tightly. Foreign radio broadcasts, such as those of the British Broadcasting Corporation, Voice of America, Radio Free Asia, and the Norway-based Democratic Voice of Burma, remained the principal sources of uncensored information; however, individuals were arrested for listening to these services. In December 1999, U Than Chaun, the owner of a coffee shop in Shwe-Goo Township of Kachin State was arrested and sentenced to 2 years' imprisonment with hard labor for having the radio in his coffee shop tuned to Voice of America.

The Government also continued to monopolize and to control tightly all domestic television broadcasting, offering only a government channel and an armed forces channel. In addition the Government continued to restrict the reception of foreign satellite television broadcasts through laws that made the operation of an unlicensed satellite television receiver a crime punishable by up to 3 years in prison (see Section 1.f.). The Television and Video Law makes it a criminal offense to publish, distribute, or possess a videotape not approved by a state censorship board. In 1996 the junta issued an amendment to that law that stiffened the penalties for distributing uncensored videos.

The junta continued to restrict access to electronic media severely and systematically. Under a decree promulgated by the junta in 1996, all computers, software, and associated telecommunications devices are subject to government registration, and possession of unregistered equipment is punishable by imprisonment (see Section 1.f.).

The Ministry of Defense continued to operate the country's only known Internet server and has begun to offer Internet services selectively to a small number of customers. However, in December 1999, military intelligence arrested Col. Khin Maung Lwin, who managed the Defense Ministry's Internet operations, and charged him with violating the Official Secrets Act. One e-mail service, which is government-owned, is available. In December 1999, military intelligence officials closed down several private e-mail services and computer training schools. The country's first cybercafe opened in Rangoon in 1999 but did not offer patrons direct access to the Internet.

The Government continued to restrict academic freedom severely. University teachers and professors remain subject to the same restrictions on freedom of speech, political activities, and publications as other government employees. The Ministry of Higher Education routinely warns teachers against criticism of the Government. It also instructs them not to discuss politics while at work; prohibits them from joining or supporting political parties or engaging in political activity; and requires them to obtain advance ministerial approval for meetings with foreigners. Like all government employees, professors and teachers have been coerced into joining and participating in the activities of the Union Solidarity and Development Association (USDA), the Government's mass mobilization organization. Teachers at all levels also continued to be held responsible for the political activities of their students.

In June and July, the Government reopened the remainder of the institutions of higher education that were closed in 1996, following widespread student demonstrations. This completed a process that began in August 1997, when primary and secondary schools reopened. With this latest action, all graduate and undergraduate schools have reopened. However, the Government has taken a number of special measures to limit the possibility of student unrest. Campuses have been moved to relatively remote areas, teachers and students have been warned that disturbances would be dealt with severely, and on-campus dormitories have been closed. This has disrupted university life severely. There is evidence that many students have decided to continue with self-study, because the universities have deteriorated to such an extent during the time that they were closed and have become so inaccessible.

b. Freedom of Peaceful Assembly and Association

The Government restricts freedom of assembly severely. It officially prohibits unauthorized outdoor assemblies of more than five persons; however, that ordinance is not enforced consistently. The 10 existing political parties also are required legally to request permission from the Government to hold meetings of their members; nevertheless, meetings occurred without government permission.

The military junta continued its systematic decade-long use of coercion and intimidation to prevent the parliament elected in 1990 from convening (see Sections 1.c., 1.d., 1.e., and 3).

The Government severely restricts freedom of association, particularly in regard to members of the main opposition political party, the NLD. While the Government has allowed the NLD to celebrate certain key party events with public gatherings at Aung San Suu Kyi's residence or the national NLD party headquarters in Rangoon, it has restricted the size of the gatherings and the individuals who were allowed to attend. For example on September 26, the NLD's 12th anniversary, junta forces blocked all traffic from roads surrounding NLD headquarters, with a heavy military intelligence and riot police presence for two blocks on either side of the building. It also has prevented NLD General Secretary Aung San Suu Kyi from traveling to party meetings outside of Rangoon, stopping her four times in 1998 and once during the year.

As in previous years, there were incidents during which security forces publicly beat NLD members as they attempted peaceably to assemble or attend meetings. On April 30, the security forces also detained 37 NLD members from Taun-Dwin-Gyi township, Magwe Division, for holding a party meeting.

Throughout the year, government authorities in various parts of the country used force to prevent prodemocracy demonstrations or punish participants in them. Authorities detained or arrested and in many cases convicted and imprisoned persons suspected of planning such demonstrations (see Sections 1.d. and 1.e.). On September 21, NLD members gathered at Rangoon train station to see Aung San Suu Kyi off on her proposed trip to Mandalay; however, police arrested them and at year's end, they still were in custody. Approximately 100 NLD members were arrested at the time (see Sections 2.d. and 3).

In 1999 the Government sometimes interfered with religious groups' assemblies or other outdoor gatherings; however, there were no credible reports of such activity during the year (see Section 2.c.).

Since 1998, when the NLD's national leadership first organized the CRPP, the Government's campaign against the NLD has intensified. This campaign initially involved mass rallies and government-organized "recall" movements against members-elect of parliament. This was followed by direct pressure on individual NLD members. Throughout the year, government media published hundreds of reports from localities across the country that stated that NLD members had "voluntarily resigned" from the party in groups ranging in size from fewer than 10 to more than 1,000 persons. By year's end, the reported number of NLD members who voluntarily resigned numbered in the tens of thousands.

These resignations from the NLD generally were coerced, according to the persons concerned. In some townships, authorities pressured NLD officers to resign, and then declared the local party organizations defunct due to a lack of recognized officers. In other localities, NLD officials who refused to resign from the party were arrested or imprisoned on fabricated charges, and/or recall motions were mounted against them. For example, U Tun Win, member-elect from Min Don township of Magwe Division, was forced to resign as a member of the NLD, and was sent to prison for 3 years for illegally possessing foreign videotapes found at his son's video rental store (see Section 2.a.).

Outside the capital, government pressure was particularly intense. In some cases, members-elect of parliament were required to register at police stations twice per day.
In general the right of association existed only for organizations, including trade associations and professional bodies, permitted by law and duly registered with the Government, such as the Forest Reserve Environment Development and Conservation Association. The one exception to this general rule was the USDA, which the Government has attempted to develop as a nationwide political organization. Few secular nonprofit organizations exist, and those that do exist take special care to act in accordance with government policy. This group included nominally apolitical organizations such as the Myanmar Red Cross and the Myanmar Medical Association. Only 10 political parties are legally in existence, and most of those are moribund.

c. Freedom of Religion

Most adherents of all religions duly registered with the authorities generally enjoyed freedom to worship as they chose; however, the Government imposed some restrictions on certain religious minorities. In addition in practice the Government systematically restricted efforts by Buddhist clergy to promote human rights and political freedom, and coercively promoted Buddhism over other religions in some ethnic minority areas.

The most recent constitution, promulgated in 1974, permitted both legislative and administrative restrictions on religious freedom, stating that "the national races shall enjoy the freedom to profess their religion ... provided that the enjoyment of any such freedom does not offend the laws or the public interest." The Government requires religious organizations, like all organizations, to register with it. Although there is a government directive exempting "genuine" religious organizations from registration, in practice only registered organizations can buy or sell property or open bank accounts, which induces most religious organizations to register. Religious organizations register with the Ministry of Home Affairs with the endorsement of the Ministry for Religious Affairs. The State also provides some utilities, such as electricity, at preferential rates to recognized organizations.

The Government routinely monitored religious meetings, like all assemblies; and it subjected religious publications, like all publications, to censorship and control.

There is no official state religion; however, the Government continued to show preference for Theravada Buddhism, the majority religion. State-controlled news media frequently depict junta members paying homage to Buddhist monks, making donations at pagodas throughout the country, officiating at ceremonies to open, improve, restore, or maintain pagodas, and organizing ostensibly voluntary "people's donations" of money, food, and uncompensated labor to build or refurbish Buddhist religious shrines throughout the country. State-owned newspapers routinely featured, as front-page banner slogans, quotations from the Buddhist scriptures. Buddhist doctrine remained part of the state-mandated curriculum in all elementary schools; however, individual children could opt out of instruction in Buddhism. The Government also funded the construction of the International Theravada Buddhist Missionary University in Rangoon, which opened in December 1998; its stated purpose is "to share Myanmar's knowledge of Buddhism with the people of the world."

The Government also has attempted to control the Buddhist clergy, although the clergy have resisted this control. In October 1990, the military junta promulgated Order 6/90, which prohibits any organization of Buddhist clergy other than nine state-recognized monastic orders, which submit to the authority of a state-sponsored State Clergy Coordination Committee ("Sangha Maha Nayaka Committee"--SMNC). It also issued Order 7/90, which authorizes military commanders to try Buddhist clergy before military tribunals for "activities inconsistent with and detrimental to Buddhism," and Order 20/90 which imposes on Buddhist clergy a code of conduct that is enforced by criminal penalties. These edicts remain in effect. The junta also has subjected the Buddhist clergy ("sangha") to special restrictions on freedom of expression and association and, since 1995, has prohibited the ordination as clergy of any member of a political party.

In 1999 the senior abbots of five monasteries around Mandalay protested a new order by the regional military command that forbade Buddhist clergy to leave their township of residence without first surrendering their identity cards and obtaining written permission from local authorities. Persons other than Buddhist clergy generally were not subject to such severe restrictions on movement (see Section 2.d.). In addition more than 100 monks have been imprisoned during the 1990's for supporting democracy and human rights; however, about half of these have been released, while others have died in prison.

Christian and Islamic groups continued to have difficulties in obtaining permission to build new churches and mosques, particularly on prominent sites. In parts of Chin State, authorities reportedly have not authorized the construction of any new churches since 1997. The Government reportedly also has denied permission for churches to be built along main roads in cities such as Myitkina, the capital of Kachin State. In Arakan State in April, authorities reportedly detained 12 Muslim elders for failing to demolish 3 mosques in Dodine village. In other areas of the country, Christian and Muslim groups that have sought to build small churches or mosques on side streets or in other inconspicuous locations usually have been able to gain official approval, despite a time-consuming bureaucracy.

There also were credible reports that government officials and security forces compelled both Buddhists and non-Buddhists to contribute money, food, and uncompensated labor to build, renovate, or maintain Buddhist shrines or monuments. The Government calls these contributions voluntary donations (see Section 6.c.). There also were reports of forced labor being used to dismantle temples and monasteries. For example, on July 27, army troops from the 246th Infantry Division reportedly forced 54 men to dismantle several temples and monasteries in the forced relocation areas in Kun-Hing township; on August 10, the same troops again conscripted 87 workers from the same town, and forced them to build a shelter for the lumber and tin sheets taken from the dismantled monasteries.

Since 1990 government authorities and security forces have promoted Buddhism over Christianity among the Chin ethnic minority of the western part of the country. Since 1990 government authorities and security forces, with assistance from monks of the Hill Regions Buddhist Missions, coercively have sought to induce Chins to convert to Theravada Buddhism and to prevent Christian Chins from proselytizing. This campaign, reportedly accompanied by other efforts to "Burmanize" the Chin, has involved a large increase in military units stationed in Chin State and other predominately Chin areas, state-sponsored immigration of Buddhist Burman monks from other regions, and construction of Buddhist monasteries and shrines in Chin communities with few or no Buddhists, often by means of forced "donations" of money or labor (see Section 6.c.). Government authorities repeatedly prohibited Christian clergy from proselytizing and beat those who refused to stop preaching. There also were reports of forced conversion.

Since the early 1990's, security forces have torn down or forced villagers to tear down crosses that had been erected outside Chin Christian villages; these crosses often have been replaced with pagodas, sometimes built with forced labor. In parts of Chin State, authorities reportedly have not authorized the construction of any new churches since 1997.

For several years, there have been reports that the Government sought to induce members of the Naga ethnic group in Sagaing Division to convert from Christianity to Buddhism by means similar to those used to convert members of the Chin to Buddhism. In August 1999, the first mass exodus of Naga religious refugees from the country occurred, as more than 1,000 Christians of the Naga ethnic group, from 8 different villages, fled the country to India. These Naga claimed that the army and Buddhist monks tried to convert them forcibly to Buddhism and closed and desecrated churches in their villages.

Religious groups of all faiths were able to establish and maintain links with coreligionists in other countries and travel abroad for religious purposes. However, the Government closely monitored these activities. Foreign religious representatives usually were allowed visas only for short stays but in some cases were permitted to preach to congregations.

The Government has not permitted permanent foreign missionary establishments since the mid-1960's, when it expelled nearly all foreign missionaries and nationalized all private schools and hospitals. However, some elderly nuns and priests working in the country since before independence in 1948 have been allowed to continue their work.

Religious publications, like secular ones, remained subject to censorship. Translations of the Bible and the Koran into indigenous languages could not be imported or printed legally, although this ban is not enforced in many areas. According to the Chin Freedom Coalition, in early 1999, in Tamu township, Sagaing Division, military authorities confiscated 16,000 copies of the Bible printed outside the country in the Chin, Kachin, and Karen languages; these Bibles reportedly remained confiscated at year's end.

Religious affiliation sometimes is indicated on government-issued identification cards that citizens and permanent residents of the country are required to carry at all times. There appear to be no consistent criteria governing whether a person's religion is indicated on his or her identification card. Nationals also are required to indicate their religions on some official application forms, such as passports.

d. Freedom of Movement Within the Country, Foreign Travel, Emigration, and Repatriation

The Government restricts freedom of movement. Except for limitations in areas of insurgent activity, most citizens could travel freely within the country, but were required to notify their local government of their whereabouts (see Section 1.f.). Urban and rural residents also are subject to arbitrary relocation.

The freedom of movement of opposition political leaders also has been curtailed strictly. Since ostensibly freeing NLD general secretary Aung San Suu Kyi from house arrest in 1995, the junta has allowed her to travel outside the capital only once, on a visit to a monastery. On August 24, she was prevented from traveling to an NLD party meeting in Kungyangon, in the near vicinity of Rangoon, resulting in a 9-day roadside standoff, during which time she was denied access to her political followers. The standoff ended on September 2, when police took Aung San Suu Kyi and her companions into custody and detained them incommunicado at Aung San Suu Kyi's Rangoon residence until September 14. On September 21, the military Government again prevented her from traveling by train to Mandalay and again detained her incommunicado in her house (see Sections 2.b. and 3). The SPDC similarly detained on both occasions other leaders of the NLD, including the Vice Chairman of the NLD, U Tin Oo. Since 1996 security forces also have restricted public movement along the street in front of Daw Aung San Suu Kyi's residence.

The Government carefully scrutinizes prospective travel abroad. This facilitates rampant corruption, as many applicants are forced to pay large bribes (sometimes as high as $3,000, about 1.2 million Kyat; the equivalent of 10 years' salary for the average citizen) to obtain passports. The official board that reviews passport applications has denied passports on political grounds. All college graduates who obtained a passport (except for certain government employees) are required to pay a special education clearance fee to reimburse the Government for the cost of their education. In February the Government issued new regulations on overseas employment passports that ultimately made it harder for citizens to travel overseas. Citizens who had emigrated legally generally were allowed to return to visit relatives. Some who had lived abroad illegally and had acquired foreign citizenship also were able to return.

Those residents unable to meet the restrictive provisions of the citizenship law, such as ethnic Chinese, Arakanese, Muslims, and others, must obtain prior permission to travel. Since the mid-1990's, the Government also has restricted the issuance of passports to female citizens (see Section 5). In addition the Government prohibits foreign diplomats and foreign employees of U.N. agencies based in Rangoon from traveling outside the capital without advance permission.

Restrictions on foreign travelers have been eased as part of an effort to promote tourism. Burmese embassies now issue tourist visas, valid for 1 month, within 24 hours of application. However, select categories of applicants, such as foreign human rights advocates, journalists, and political figures are denied entry visas regularly unless traveling under the aegis of a sponsor acceptable to the Government and for purposes approved by the Government. The Government also has detained and deported several journalists.

There is a large number of internally displaced persons (IDP's) in the country. NGO's estimate that there could be as many as 1 million minority group members who the SPDC has moved forcibly from their villages and districts and who now live near or along the Thai border. NGO's also estimate that an additional 1 million IDP's also might exist in various other locations throughout the country; however, it is very difficult to confirm specific numbers of IDP's.

For decades successive military regimes have applied a strategy of forced relocation against ethnic minority groups seeking autonomy; these forcible relocations continue, particularly alongside the Thai border. Thousands of villagers continue to flee or be driven from their homes and face numerous abuses (see Sections 1.a., 1.c., 1.g., 2.d., and 6.d.). For example, according to a March www.Shanland.org report and other secondary sources, on January 27, SPDC troops from the 520th Light Infantry Battalion led by Captain Than Maung, reportedly forced 120 households in Ho Phaai Long village, Ho Phaai Long tract, Murng-Pan township, Shan State, to relocate; in the process, troops arrested many villagers, looted houses, and raped numerous women. However, this incident could not be independently confirmed.

Repressive government policies and the military's brutal treatment of ethnic insurgencies has produced hundreds of thousands of refugees who now primarily reside in Thailand, India, and Bangladesh. There are about 150,000 persons in refugee camps on Burma's borders. Of these, at least 122,000 Karen, Mon, and Karenni resided in refugee camps in Thailand. In addition there were tens of thousands of Shan refugees whom the Thai Government did not confine to camps. On the country's western border, 20,000 Rohingya Muslims remained in refugee camps in Bangladesh (see Section 5).

The Government does not allow refugees or displaced persons from abroad to resettle or seek safe haven and has no policy to grant asylum. There were no reports that persons formally sought asylum in the country during the year. There also were no reports of the forced return of persons to a country where they feared persecution.

Section 3 Respect for Political Rights: The Right of Citizens to Change their Government

Despite the overwhelming desire that citizens demonstrated in the 1990 elections for a return to democracy, the regime continued to deny them the right to change their government.
The military junta has waged a decade-long campaign of coercion and intimidation to prevent the parliament elected in 1990 from convening (see Sections 1.c., 1.d., 1.e., and 3.). Measures included detaining over 200 members-elect as "state guests" in 1998. Of these, at least 45 remained in detention at year's end (see Section 1.d.).

Since 1962 active duty military officers have occupied most important positions in both the central Government and in local governments. Since 1988 all state power has been held by a military junta. All members of the junta have been military officers on active duty, and the junta has placed military or recently retired military officers in most key senior level positions in all ministries. By year's end, only 13 of the 41 government Ministers were civilians.

Following the NLD's victory in the 1990 elections, the military junta refused to implement the election results and disqualified, detained, or imprisoned many successful candidates. Many other members-elect of parliament fled the country (see Sections 1.d. and 1.e.).

Rather than accept the will of citizenry as expressed in the 1990 election, the junta convened a national convention in 1993 to draw up principles for a new constitution. The junta handpicked most delegates, and carefully orchestrated the proceedings; even limited opposition views were ignored. The junta tasked the convention with drafting a new constitution designed to provide a dominant role for the military services in the country's future political structure. In 1995 the NLD withdrew from the convention and demanded a revision in working procedures so as to allow debate and meaningful participation by all parties in formulation of a new constitution. Two days after its withdrawal, the NLD was expelled formally. In March 1996, the national convention adjourned. It has not reconvened.

A final draft constitution never has emerged from the national convention. However, at the instigation of the Government, the convention has adopted several provisions that, if incorporated in the constitution, would ensure the large-scale involvement of the military services in all levels of government. These provisions include reserving 25 percent of seats in the parliament for members appointed by the military services and reserving key government posts for military personnel as well. Other provisions prohibited, among other things, anyone who has received any type of assistance from a foreign source or who is "under acknowledgment of allegiance" to a foreigner from participating in the Government. These provisions apparently were designed to exclude Aung San Suu Kyi, who was married to a British citizen.

During the year, the military junta intensified its systematic use of coercion and intimidation to deny citizens the right to change their government. In September 1998, the NLD leadership organized a CRPP on the basis of written delegations of authority from a majority of the surviving members-elect of the 1990 parliament, in view of the junta's continued use of force to prevent the whole parliament from convening. That committee was empowered by those members-elect to act on behalf of the parliament until the parliament was convened. In retaliation the junta has launched a sustained and systematic campaign to destroy the NLD without formally banning it; authorities have pressured many thousands of NLD members and local officials to resign and closed party offices throughout the country. Military intelligence officials also detained over 200 members-elect of parliament, at least 45 of whom remain in detention; many were held without being charged formally (see Section 1.d.). Others have been released, but only after agreeing either to resign from the parliament or to accept their recall by government-managed referendums. Among its other coercive tactics, the Government compels citizens to participate in meetings that criticize NLD members-elect or call for the dissolution of the NLD (see Section 2.b.).

The junta's nationwide campaign in which local authorities pressured constituents to sign statements of no confidence in NLD representatives elected from their districts in 1990 appeared to have been cut back considerably during the year. In prior years, a majority of eligible voters in a number of townships had signed petitions expressing no confidence in NLD members-elect of parliament. These petitions were presented to local Multiparty Democracy General Election Commissions in formal ceremonies staged at mass rallies widely publicized by state-owned media. Both the CRPP in public statements and the NLD in lawsuits it filed to protest these activities (see Section 1.e.) credibly alleged that the Government and USDA officials generally obtained signature of these petitions and participation in these mass rallies by systematic coercion and intimidation (see Section 1.e.). However, in contrast with previous years, very few, if any, members-elect of parliament were recalled during the year.

As a result of these measures, the Government's Multiparty Democracy General Election Commission announced in October 1999, that of 392 NLD members elected to parliament in 1990, only 92 remained both NLD members and members-elect of parliament. As for the rest, 105 had resigned their parliamentary status, 139 had been disqualified by the commission, 27 had resigned from the NLD, and 31 had died.

In contrast with these figures, the CRPP claimed in September to enjoy the support of 433 of the 485 members-elect of parliament.

Late in the year, with encouragement from U.N. Special Representative Ismail Razali (see Section 4), the Government initiated a dialog with Aung San Suu Kyi, which appeared to produce some relaxation in the restrictions on the NLD. In addition the NLD was able to resume some normal activities, and press attacks on the NLD and Aung San Suu Kyi ceased. However, by year's end, the dialog had not produced tangible results.

Women and minorities were underrepresented in the Government and the top ranks of government services. They also were excluded from military leadership. There were no female members of the SPDC, ministers, or Supreme Court judges.

Members of certain minority groups also were denied full citizenship and a role in government and politics (see Section 5).

Section 4 Governmental Attitude Regarding International and Nongovernmental Investigation of Alleged Violations of Human Rights

The Government does not allow domestic human rights organizations to exist, and it remained generally hostile to outside scrutiny of its human rights record. Approximately 15 nonpolitical, humanitarian, international NGO's continued project work. A few others established a provisional presence while undertaking the protracted negotiations necessary to set up permanent operations in the country.

The military persecuted some human rights workers during the year. For example, according to the Chin Human Rights Organization, on June 26, the Commander of the 266th Light Infantry Battalion murdered Zo Thang, a field monitor for the NGO, as well as two associates, in Bung Khua village, Chin State (see Section 1.a.). The Chin Human Rights Organization's mandate is to document human rights violations committed by the military junta in Chin State and the northwestern part of the country. The same battalion reportedly also arrested Pi Sai Sung, a 29-year-old Chin farmer whom the SPDC accused of being a sexual acquaintance of the killed human rights officer, and abused her (see Section 1.c.).

The Government continued to refuse to meet with representatives of the U.N. Human Rights Commission (UNHRC), which repeatedly has criticized the Government's human rights record, and continued to deny the UNHRC Special Rapporteur for Burma, Rajsoomer Lallah, entry into the country. In his report to the UNHRC, issued on October 26, Lallah criticized the human rights violations committed against ethnic minorities as a result of the SPDC's policy of forcible relocations and its continued recourse to forced labor (see Sections 2.d., 5, and 6.c.). During the year, the Government allowed two visits by U.N. Special Envoy to Burma, Tan Sri Dato Razali Bin Ismail (see Sections 1.e. and 3).

The Government's restriction on travel by foreign journalists, NGO staff, U.N. agency staff, and diplomats; its monitoring of the movements of such foreigners; its frequent interrogation of citizens about contacts with foreigners; its restrictions on the freedom of expression and association of citizens; and its practice of arresting citizens who passed information about government human rights abuses to foreigners all impeded efforts to collect or investigate information about human rights abuses. Reports of abuses, especially those committed in prisons or ethnic minority areas, often emerged months or years after the abuses allegedly were committed and seldom could be verified with certainty.

Section 5 Discrimination Based on Race, Sex, Religion, Disability, Language, or Social Status

The military junta continued to rule by decree and was not bound by any constitutional provisions concerning discrimination.

Women

Domestic violence against women, including spousal abuse, appears to be relatively infrequent. Married couples often live in households with extended families, where social pressure tends to protect the wife from abuse.

In general women traditionally have enjoyed a high social and economic status and have exercised most of the same basic rights as men. Consistent with traditional culture, women keep their names after marriage and often control family finances. However, women remained underrepresented in most traditional male occupations, and women continued to be barred effectively from a few professions, including the military officer corps. The burden of poverty, which is particularly widespread in rural areas, also fell disproportionately on women.

Women do not receive consistently equal pay for equal work. Women legally were entitled to receive up to 26 weeks of maternity benefits; however, in practice these benefits often were not accorded to women. In an effort to combat trafficking in women, the Government also has begun to discourage women from marrying foreigners and to restrict foreign travel by women. However, it has not enforced these restrictions consistently (see Sections 2.d. and 6.f.).

Prostitution is becoming an increasingly overt problem, particularly in some of Rangoon's "new towns," which are populated chiefly by poor families forcibly relocated from older areas of the capital. The Government and at least one international NGO operate schools and other rehabilitation programs for former prostitutes.

Trafficking in women for the purposes of prostitution also is a serious problem (see Section 6.f.).

There are no independent women's rights organizations. The National Committee for Women's Affairs in the Ministry of Social Welfare is charged with safeguarding women's interests. The Myanmar Maternal and Child Welfare Association, a government-controlled agency, provided assistance to mothers. A professional society for businesswomen, the Myanmar Women Entrepreneurs' Association, which was formed in 1995, provided loans to new businesses and made charitable donations.

Children

The Government continued to neglect the education of children, allocating a minimal level of resources to public education. In response to this neglect, private institutions have begun to emerge, despite an official monopoly on education. Government expenditures for all civilian education for 1998-99 were equivalent to less than 1 percent of recorded gross domestic product (GDP) during the year and have declined by more than 70 percent in real terms since 1990. According to government studies conducted with U.N. assistance, only 37 percent of children finished fourth grade in urban areas and only 22 percent did so in rural areas. Rates of school attendance and educational attainment decreased during the 1990's, largely due to increasing formal and informal school fees as the junta diverted expenditures from health and education to the armed forces. Teachers' salaries were far below subsistence wages. Increasingly, only relatively prosperous families could afford to send their children to school, even at the primary level. In some areas in the center of the country, where few families could afford unofficial payments to teachers, teachers generally no longer came to work and schools no longer functioned.

Children also suffered greatly from the junta's severe and worsening neglect of health care.

Private health care facilities increasingly became the provider of choice for the relatively prosperous. The junta has cut government expenditures on public health care even more sharply than it cut spending for education. Government expenditures for civilian health care in 1998-99 were equivalent to only 0.3 percent of GDP. Government studies sponsored by U.N. agencies in 1997 found that, on average, 131 of 1,000 children died before reaching the age of 5 years, and that only 1 of 20 births in rural areas was attended by a doctor. Those same studies indicated that, of children under 3 years old, 37 percent were malnourished, and 13 percent were severely malnourished. The World Health Organization considers the country's health care system to be extremely poor.

Child prostitution and trafficking in girls for the purpose of forced prostitution--especially Shan girls who were sent or lured to Thailand--continued to be a major problem (see Section 6.f.). While legislation criminalizing child prostitution and child pornography exists, it is enforced poorly. Reports from Thailand indicated that the rising incidence of HIV infection there has increased the demand for supposedly "safer" younger prostitutes, many of whom come from Burma.

The army conscripts children as young as the age of 14, especially orphans and street children. These children are deployed to training camps where they support the military combat forces. In combat areas, the military forces continued to force children to labor as porters, and often subjected them to beatings (see Sections 1.g., 6.c., and 6.d.).

Religious Minorities

The great majority of the country's population follows Theravada Buddhism. However, there are minorities of Christians (mostly Baptists, as well as some Catholics and Anglicans), Muslims (mostly Sunni), Hindus, and practitioners of traditional Chinese and indigenous religions. There also are social tensions between the Buddhist majority and the Christian and Muslim minorities, largely due to government preference in practice (although not in law) for non-Buddhists during the period of British colonial rule and for Buddhists since independence.

Non-Buddhists are discriminated against at upper levels of the public sector. Only one non-Buddhist served in the Government at the ministerial level, and the same person, a brigadier general, is the only non-Buddhist known to have held flag rank in the armed forces during the 1990's. The Government actively discourages Muslims from entering military service, and Christian or Muslim military officers who aspire to promotion beyond the middle ranks are encouraged by their superiors to convert to Buddhism.

Members of the Muslim Rohingya minority in Arakan State, on the country's western coast, continued to experience severe legal, economic, and social discrimination. The Government denies citizenship status to most Rohingyas on the grounds that their ancestors allegedly did not reside in the country at the start of British colonial rule in 1824, as required by the country's highly restrictive citizenship law. In 1991, and again in 1997 and 1998, tens of thousands of Rohingya fled from Arakan State into Bangladesh following anti-Muslim violence alleged (although not proven) to have involved government troops. Most of those refugees since have returned, although 20,000 reportedly still remain in Bangladesh. Rohingyas who have returned to Arakan complained of government restrictions on their ability to travel and to engage in economic activity. In addition government authorities in Arakan State reportedly have compelled Muslims to build Buddhist pagodas as part of the country's forced labor program and provide porterage, and have confiscated land and produce, restricted freedom of movement, and engaged in other abuses (see Sections 1.c., 2.d., and 6.c.). In addition, because the Government reserves secondary education for citizens only, Rohingya do not have access to state run schools beyond primary education, and are unable to obtain most civil service positions.

There are credible reports that anti-Islamic booklets were distributed throughout the country by the USDA in 1999. In addition in March 1999 and April 2000, the Government forcibly relocated about 200 Buddhist slum dwellers from Dagon township in Rangoon to Arakan State; this had the dual effect of helping to eliminate slums in Rangoon, while increasing the population of Buddhist citizens in Arakan State. According to credible reports, during the year in Rakhine State, the Government opened several "model villages" for Buddhist families relocated from other areas. The Rohingyas already residing in the area have had their land seized without compensation and were forced to engage in construction and maintenance, including requisitioning food supplies. In addition the Muslim Rohingyas often are forced to build Buddhist pagodas for the new arrivals (see Sections 2.c., 2.d., and 6.c.).

Since 1994, when the progovernment DKBA was organized, there has been armed conflict between the DKBA and the Christian-led KNU. This armed conflict between two nongovernmental Karen organizations has had strong religious overtones. During the mid-1990's, it reportedly was common DKBA practice to torture Christian villagers and kill them if they refused to convert to Buddhism. DKBA treatment of Christians reportedly improved substantially after the DKBA settled down to administering the regions that it had conquered. According to one report, in February a DKBA unit ordered villagers in Khwet Phoe village to destroy a local mosque after arresting and executing five villagers for supporting the KNU. In April residents of Kaw Kyaik village in Karen State protested an order from DKBA units to destroy the local mosque.

In June the authorities claimed in an unconfirmed report that 28 Karenni National Progressive Party insurgents shot and wounded a Catholic priest, Father Abe Lei, and took 4 other persons hostage on June 17. At year's end, there was no available information on what had happened to the hostages.

People with Disabilities

In principle official assistance to the disabled includes two-thirds of pay for up to 1 year of a temporary disability and a tax-free stipend for permanent disability; however, in practice assistance is extremely limited. There is no law mandating accessibility to buildings, public transportation, or government facilities. While there are several small-scale organizations to assist the disabled, most disabled persons must rely on their families to provide for their welfare. Disabled veterans receive available benefits on a priority basis. Because of landmine detonations, there is a high rate of amputee injuries.

National/Racial/Ethnic Minorities

Wide-ranging governmental and societal discrimination against minorities persists.

Animosities between the country's many ethnic minorities and the Burman majority, which has dominated the Government and the armed forces since independence, continued to fuel active insurgencies that resulted in many killings and other serious abuses. Some frequently reported abuses included killings, beatings, and rapes of Chin, Karen, Karenni, and Shan by mostly Burman army soldiers (see Sections 1.a., 1.c., and 1.g.). During the 1990's, the junta has sought to pacify these ethnic groups by means of negotiated cease-fires, grants of limited autonomy, and promises of development assistance.

The Government continued to discriminate systematically against non-Burmans. National identity cards and passports generally denoted the ethnicity of non-Burmans either explicitly or through the use of a personal title in the ethnic minority language rather than Burmese. Ethnic minority areas that were remote from active insurgent operations, such as the large Karen areas of Irrawaddy Division, experienced tighter controls on personal movement, including more frequent military checkpoints, closer monitoring by military intelligence, and larger military garrisons and hence more informal taxes, than comparable Burman areas.

Ethnic minority groups generally had their own primary languages. However, throughout all parts of the country controlled by the Government, including ethnic minority areas, Burmese remained the sole language of instruction in all state schools. Even in ethnic minority areas, primary and secondary state schools did not offer any instruction in the local ethnic minority language even as a second language. There were very few domestic publications in indigenous minority languages. In some ethnic minority areas such as Chin State, there continued to be many reports that the army offered financial and career incentives for Burman soldiers to marry Chin women, teach them Burmese, and convert them to Buddhism. Throughout the 1990's, there were many credible reports that the junta resettled groups of Burmans in various ethnic minority areas. Visible evidence of this resettlement can be seen along the Heho-Nyaungshwe road in Shan State and along the Mandalay-Mogok road as it heads into Shan State.

The ethnic minority populations continued to complain that the Government has not addressed their concerns adequately. Economic development among minorities has continued to lag, leaving many persons living at below subsistence levels.

There are ethnic tensions between Burmans and nonindigenous ethnic populations including Indians, many of whom are Muslims, and a rapidly growing population of Chinese, mostly recent immigrants from Yunnan province who increasingly dominate the economy of the northern part of the country. Both groups have tended to be more commercially oriented and hence more prosperous and economically powerful than Burmans, and their members commonly have discriminated based on ethnicity in hiring, buying, and selling.

Since only persons who can prove long familial links to the country are accorded full citizenship, nonindigenous ethnic populations (such as Chinese and Indians) are denied full citizenship and are excluded from government positions. Persons without full citizenship face restrictions in domestic travel (see Section 2.d.). They also are barred from certain advanced university programs in medicine and technological fields.

Section 6 Worker Rights

a. The Right of Association

The 1926 Trade Unions Act, which remained in effect, permits the formation of trade unions only with the prior consent of the Government; however, free trade unions do not exist in the country, and the junta has dissolved even the government-controlled union that existed before 1988.

There were no strikes during the year. The last reported strike was in December 1997, when workers in a foreign-owned textile factory in Pegu staged a successful 4-day strike.

Because of its longstanding violation of ILO Convention 87 on freedom of association, the 1998 ILO conference cited the Government for its continued failure to implement that convention and criticized both the lack of progress and the absence of cooperation on the part of the Government. In response the Government issued a press release in June 1999, stating that it would "cease participation in activities connected with Convention 87," a step tantamount to withdrawal from the Convention.

The Government also forbids seamen who found work on foreign vessels through its Seafarers' Employment Control Division from contacting or participating in any activities of the International Transport Workers' Federation.

No unions in the country are affiliated internationally.

In 1989 the U.S. suspended the country's eligibility for trade concessions under the Generalized System of Preferences program until steps are taken to afford its labor force internationally recognized worker rights.

b. The Right to Organize and Bargain Collectively

Workers do not have the right to organize and bargain collectively. The Government's Central Arbitration Board, which once provided a means for settling major labor disputes, exists in name but, in practice, has been dormant since 1988. Township-level labor supervisory committees exist to address minor labor concerns.

The Government unilaterally sets wages in the public sector. In the private sector, market forces generally set wages. However, the Government has pressured joint ventures not to pay salaries greater than those of ministers or other senior employees. Some joint ventures circumvented this with supplemental pay or special incentive systems. Foreign firms generally set wages near those of the domestic private sector but followed the example of joint ventures in awarding supplemental wages and benefits.

There are no export processing zones (EPZ's). However, there are special military-owned industrial parks, such as Pyin-Ma-Bin near Rangoon, which attract foreign investors by offering cheaper labor than is available elsewhere. Another example is the 2,000-acre Hlaingthaya Industrial Zone in Rangoon; at least four companies are known to export operate on its premises (see Section 6.c.). These are tantamount to EPZ's in many respects.

c. Prohibition of Forced or Compulsory Labor

Forced or compulsory labor remains a widespread and serious problem. Although the Penal Code provides for the punishment of persons who impose forced labor on others, there are no known cases of the application of this provision. Throughout the country, international observers have confirmed that the Government routinely forces citizens to work on construction and maintenance projects. The law does not specifically prohibit forced and bonded labor by children, and forced labor by children occurs.

During the year, the International Labor Organization took several unprecedented steps to address the "widespread and systematic use" of forced labor in the country. On February 28, the Director General of the ILO issued a report to the ILO's Governing Body that concluded that the Government had ignored the recommendations of the ILO Commission of Inquiry regarding forced labor. In June the ILO Conference suspended Burma, barring it from receiving ILO technical assistance or attending ILO meetings, due to the Government's "flagrant and persistent failure to comply" with Convention 29 on forced labor. It also passed a resolution that called upon the ILO Governing Body to recommend to the ILO's members that they review their relations with Burma and take appropriate measures to ensure that those relations do not perpetuate the system of forced labor, if the Government failed to take effective action to amend its practices by November. The Government did not take the required actions and, on November 16, the ILO Governing Body, for the first time in its history, voted to apply these "Article 33" sanctions. In addition to requesting that members review their relations with Burma, these sanctions also require the ILO to advise international organizations working in the country to reconsider any cooperation that they may be engaged with in Burma and to cease any activity that could have the effect of abetting the practice of forced or compulsory labor.

The ILO Conference's action followed an exhaustive 1998 report by an ILO Special Commission of Inquiry into Forced Labor in Burma, which concluded, based on 6,000 pages of documentation, that there was abundant evidence of pervasive use of forced labor in the country. The Special Commission of Inquiry found that women, children, and the elderly were required to perform forced labor; that porters often were sent into dangerous military situations, rarely received medical treatment, and almost never were compensated; that forced laborers frequently were beaten; and that some women performing forced labor were raped or otherwise abused sexually by soldiers (see Section 1.c.).

Many detailed credible reports indicate that in recent years, especially in areas inhabited chiefly by members of the Chin, Karen, Karenni, and Shan ethnic groups, army units have increased their use of forced labor for logistical support purposes, including to build, repair, or maintain army camps and roads to them, as well as to plant crops, cut or gather wood, cook, clean, launder, weave baskets, fetch water for army units and--in the case of young women--to provide sexual services to soldiers. The number of reports of this practice has increased since 1997, when the junta required regional military commanders to become more self-sufficient (see Sections 1.f. and 1.g.).

Authorities continued to impose forced labor chiefly, although not exclusively, on rural populations, and imposed forced labor quotas on villages, households, or persons directly or through village headmen. Government authorities often allowed households or persons to substitute money or food for contributions of labor for infrastructure projects, but widespread rural poverty obliged most households to contribute labor. The State allocated funds to regional and local authorities to pay wages to at least some of the civilians on whom it imposed labor obligations; however, these wages were set at levels below the prevailing wage, and reports indicated that local authorities commonly did not disburse allocated funds to workers. Especially in ethnic minority areas, the army often deployed soldiers to guard persons engaged in forced labor; there also were reports that soldiers often beat and occasionally killed workers (see Sections 1.a. and 1.c.). Government troops also force villagers to eradicate opium poppy fields, after which the government seeks recognition internationally for its counternarcotics efforts.

There are many examples of forced labor. Since the end of 1999, thousands of persons from 19 villages have been working daily to build the Mandalay-Lashio road. Farmers reportedly are fined $1.25 (500 Kyat) if they cannot provide labor. Private transport agencies also are forced to contribute either a car or $6.25 to $12.5 (2,500 Kyat to 5,000 Kyat) per month. Starting in January, USDA members (acting under the authority of the SPDC) forced the town residents to sweep and clean the roads and streets in Ta-Khi-Laek town every Saturday. One person from each house was required to work or pay $2.25 (100 Baht in Thai money) to the USDA. Starting in February residents from the townships of Monywa, Kane, Min-Kin, and Kalewa in Sagaing Division were compelled to construct a new road along the Chindwin River from Monywa to Kalewa. Since May several villages in Mawleik Township of Sagaing Division were forced to provide labor for the repair of the Thet-Ke-Kyin-Homalin highway and of bridges along the way. Households that cannot provide labor are forced to pay $0.75 to $6.75 (300 Kyat to 2,700 Kyat) per household.

There also were reports that the Government used forced labor to construct infrastructure to support tourism. In 1999 government officials used forced labor to build the approach road to the new international airport in Mandalay. Officials reportedly went door-to-door in villages outside Mandalay, ordering each household to contribute either $0.75 (300 Kyat) or one person's labor to the project. Most households contributed labor. Government officials also used forced labor to prepare the historic city of Mrauk-Oo in Arakan State for expected tourist and important visitor arrivals. According to credible sources, in February the SPDC announced plans to develop the Karen hill town of Than Daung Gyi as a tourist "hill resort." Immediately after the announcement, new army battalions moved in, land was confiscated from the town's residents and surrounding villages, and persons started doing forced labor on a road to the hot springs at Ker Weh.

In addition since late 1998, the Government has used large amounts of forced labor on a project to double the country's cultivated land by developing 22 million acres of wetlands and virgin lands. This involved the establishment of "labor villages" to help private entrepreneurs, including foreign investors, to develop these wetlands. In December 1998, government authorities instructed each village tract from 8 townships in Sagaing Division to provide 2 villagers to work on 500 acres of land per township for a project to reclaim about 4,000 acres of virgin land. In addition each household was required to give about $0.50 (200 Kyat) to the authorities to buy food for workers on the project. In 1999 officials of the military's northwest command forced villagers in Sagaing Division's Yinmarbin Township to provide uncompensated labor or else pay more than $2.50 (1,000 Kyat) per person to reclaim 2,000 acres of fallow land. Authorities in another township in Sagaing Division reportedly forced villagers to clear 1,000 acres of land or pay a fine of more than $8.75 (3,500 Kyat) per household. Authorities in Irrawaddy Division ordered residents of a village both to clear over 100 acres of land as part of a wetlands reclamation project, and to pay for equipment needed to clear the land.

There also were credible reports that government officials and security forces compelled both Buddhists and non-Buddhists to contribute money, food, and uncompensated labor to build, renovate, or maintain Buddhist shrines or monuments. For example, in Wuntho Township of Sagaing Division, the authorities forced villagers from eight Ma-Gyi-Bin village tracts to provide labor for building a 108-foot pagoda. If a household cannot provide labor, then that household is obliged to provide $3.50 (1,400 Kyat) plus a 2.2 pounds of rice for each worker that it could not provide. Five townships (Katha, Ingaw, Banmauk, Hti-Gyan, and Pin-Le-Bu) in the same area also were forced to transport 500,000 bricks each for the pagoda. Similarly, in Twantay township, Rangoon Division, authorities forced villagers to guard the ancient Danoke Pagoda, which has been under renovation, and to gather wood, fetch water, and perform other tasks for soldiers involved in the project. In Bogalay township, Irrawaddy Division, authorities forced villagers to construct 32 miles of road between Pe-Chaung village and Kadone village for the use of Buddhist pilgrims. This work reportedly was done at the request of the Pe-Chaung monastery. In a predominantly Islamic Maungdaw District in Arakan State, authorities required villagers to build a Buddhist pagoda in Dail Fara (see Section 2.c.).

There also were reports that forced labor was used to dismantle temples and monasteries (see Section 2.c.).

The army continued to force citizens--including women and children--to work as porters in military actions against ethnic insurgents. This practice continued to lead to mistreatment, illness, and death (see Sections 1.a., 1.c., and 1.g.). Both the 1999 report of the ILO's Director General and reports by NGO's including Amnesty International described dozens of cases of forced porterage. According to local reports, in Northern Rakhine State all of the men and boys of a village (between the ages of 7 and 35) contribute 10 days per month of labor to the military. Reportedly local villages must supply males every 2 weeks to serve as porters and to carry food and ammunition toward the border with Bangladesh to military camps. Rohingyas claim that their group is the only one in the area whose members are forced to serve as porters for the army, and that the nearby model villages that are populated by Buddhist Burmans from the cities are exempt from portering, forced labor, and forced contributions of foodstuffs (see Sections 2.d. and 5).

Parents routinely called upon their children to help fulfill their households' forced labor obligations, without government opposition (see Section 6.d.).

There were numerous, detailed, and credible reports that forced labor, including forced child labor, was used directly in growing and harvesting some crops, chiefly for army units.
Widespread forced labor, including forced child labor, continued to contribute materially to the construction and maintenance not only of irrigation facilities important to the cultivation of some export crops including rice, but also of roads and some railroads important for the transportation of exports to ports. Forced labor, including forced child labor, has contributed materially to the construction of industrial parks subsequently used largely to produce manufactured exports including garments. According to two eyewitness accounts, forced labor was used to develop the Hlaingthaya Industrial Zone in Rangoon (see Section 6.b.). There have been many credible reports that forced labor, including forced child labor, has been used widely since 1998 to clear and drain virgin lands and wetlands for the cultivation of crops many of which, according to public descriptions of the Government's economic plans, are intended largely for export.

In July 1998, the ILO Commission of Inquiry reported that forced labor had been used to dig and cultivate shrimp farms, particularly in Rakhine State and Sagaing Division.

The Ministry of Home Affairs also operates forced prison labor camps for porterage, quarries, agriculture, livestock farms, roads and infrastructure, and other activities. Reportedly inmates sent to labor camps have sentences that range from 6 months to 10 years, and most are nonviolent offenders. The Government's use of prison labor reportedly has increased significantly in recent years. Reportedly, the prison labor camp system is the main recruiting ground for the military's most severely mistreated forced laborers (such as porters who die en route and civilians who are sent into mine fields). The ICRC reports that the mortality rate of prisoners in labor camps is much too high (see Section 1.c.).

The authorities reportedly round up street children, provide them with military training, and forcibly conscript them (see Sections 5 and 6.d.).

Trafficking in women and girls to neighboring countries for the purpose of forced prostitution remained a serious problem (see Sections 5 and 6.f.).

d. Status of Child Labor Practices and Minimum Age for Employment

Although the law sets a minimum age of 13 for the employment of children, in practice the law is not enforced. In the past few years, child labor has become increasingly prevalent and visible. Working children are highly visible in cities, mostly working for small or family enterprises, and in family agricultural activities in the countryside. Children working in the urban informal sector in Rangoon and Mandalay often start work at young ages. Children are hired at lower pay rates than adults for the same kind of work. In the urban informal sector, child workers are found mostly in food processing, selling, refuse collecting, light manufacturing, and as tea shop attendants. According to government statistics, 6 percent of urban children work, but only 4 percent of those earn wages. Despite a compulsory education law, almost 50 percent of children never enroll in school, and only 40 percent of them complete the 5-year primary school course (see Section 5).

The law does not prohibit specifically forced and bonded labor by children; while bonded labor is not practiced, forced labor by children occurs. The military Government not only tolerates child labor, but also uses children as porters in infrastructure development and in providing other services to military forces (see section 6.c.). There have been several reports that the authorities often round up orphans and street children in Rangoon and other cities and then give them military training (see Section 6.c.). In combat areas, children have been forced to serve as porters, where beatings and other mistreatment reportedly occur.

Households tend to satisfy forced labor quotas by sending their least productive workers (usually children), and government authorities have accepted such workers in satisfaction of those quotas. Children often have been seen building or repairing roads and irrigation facilities. In recent years, there have been growing numbers of reports that military units in various ethnic minority areas either forced children to perform support services, such as fetching water, cleaning, cutting bamboo, or cultivating food crops, or allowed households or villages to use children to satisfy army orders to perform such services (see Sections 1.f. and 6.c.).

Trafficking in girls to neighboring countries for the purpose of forced prostitution remained a serious problem (see Sections 5 and 6.f.).

There are credible reports that insurgents also used women and children as porters. Some former KNU troops known as God's Army reportedly are led by child soldiers.

e. Acceptable Conditions of Work

Only government employees and employees of a few traditional industries were covered by minimum wage provisions. The minimum daily wage for salaried public employees is $0.25 (100 Kyats) for what is in effect a 6-hour workday. Various subsidies and allowances supplement this sum. Neither the minimum wage nor the higher wages earned even by senior government officials provides a worker and family with a decent standard of living. Low and falling real wages in the public sector have fostered widespread corruption. In the private sector, urban laborers earn about $0.50 per day (200 Kyat), while rural agricultural workers earn about half that rate. Some private sector workers earn substantially more; a skilled factory worker earns about $12 per day (4,800 Kyat).

Surplus labor conditions, a poor economy, and lack of protection by the Government continue to dictate substandard conditions for workers. The 1964 Law on Fundamental Workers Rights and the 1951 Factories Act regulate working conditions. There is a legally prescribed 5-day, 35-hour workweek for employees in the public sector and a 6-day and a 44-hour workweek for private and state enterprise employees, with overtime paid for additional work. The law also allows for a 24-hour rest period per week, and workers have 21 paid holidays per year. However, in practice such provisions benefited only a small portion of the country's labor force, since most of the labor force was engaged in rural agriculture.

Numerous health and safety regulations exist, but in practice the Government has not made the necessary resources available to enforce the regulations. Although workers may in principle remove themselves from hazardous conditions, in practice many workers cannot expect to retain their jobs if they do so.

f. Trafficking in Persons

Although there are laws--including laws against abduction--that prohibit some aspects of trafficking in persons, no law is known specifically to prohibit trafficking, and trafficking in women and children is a severe problem.

Burma is a source country for thousands of women and young girls who are trafficked into the commercial sex industries of neighboring countries. There are reliable reports that many women and children in border areas, where the Government's control is limited, were forced or lured into working as prostitutes in Thailand and China. In fact, trafficking and exploitation near the Thailand border sometimes is condoned by local government officials. It is unknown how many young women have been induced or coerced into working as prostitutes, but a common practice is to lure young women to Thailand with promises of employment as a waitress, domestic servant, or factory worker. Occasionally European and Asian prostitutes can be found in Mong La in Special Region 4 of Shan State.

Child prostitution of girls, especially from the Shan ethnic minority sent or lured to Thailand, continued to be a major problem.

Government efforts to stop trafficking in young women are limited and relatively ineffective, despite sporadic arrests. There are regulations forbidding girls under age 25 from crossing the border unless accompanied by a guardian. In recent years the Government has made it difficult for women to obtain passports or marry foreigners in order to reduce the outflow of women both as victims of trafficking and for other reasons (see Sections 1.f. and 2.d.). However, most citizens who were forced or lured into prostitution crossed the border into Thailand without passports. There also is evidence of fraud. It is illegal to leave the country without government authorization. The Government has adopted the Bangkok Accord and Plan of Action Against Trafficking; there also is an interagency task force on trafficking.

A number of NGO's offer poverty alleviation and education programs designed to counter trafficking.

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